Form 20-F
period 2002-12-31
GENTRY RESOURCES LTD
filed 2003-06-30
CIK 1067483

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934, or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, or

          For the fiscal period ended December 31, 2002

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission file number:     0-29878

                                GENTRY RESOURCES LTD.

(Exact Name of Registrant as Specified in its Charter)

                                GENTRY RESOURCES LTD.

(Translation of Registrant's Name into English)

                              Federally Incorporated in Canada

(Jurisdiction of Incorporation or Organization)

101 6th Avenue S.W., Suite 2500, Calgary, Alberta, Canada T2P 3P4

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                                      N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of May 31, 2003

                                               23,971,569

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X

NO

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17   X

ITEM 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

TABLE OF CONTENTS

PART I

PAGE

ITEM 1

Identity of Directors, Senior Management and Advisors

1

ITEM 2

Offer Statistics and Expected Timetable

1

ITEM 3

Key Information

1

ITEM 4

Information on the Company

6

ITEM 5

Operating and Financial Review and Prospects

29

ITEM 6

Directors, Senior Management and Employees

43

ITEM 7

Major Shareholders and Related Party Transactions

52

ITEM 8

Financial Information

55

ITEM 9

The Offer and Listing

56

ITEM 10

Additional Information

58

ITEM 11

Quantitative and Qualitative Disclosure about Market Risk

73

ITEM 12

Description of Securities Other than Equity Securities

73

PART II

PAGE

ITEM 13

Defaults, Dividend Arrearages and Delinquencies

73

ITEM 14

Material Modifications to the Rights of Security Holders and

Use of Proceeds

73

ITEM 15

Controls and Procedures

73

ITEM 16

[Reserved]

74

PART III

PAGE

ITEM 17

Financial Statements

74

ITEM 18

Financial Statements

74

ITEM 19

Exhibits

75

Glossary

API - The gravity of oil as measured by the American Petroleum Institute.

bbls - Barrels.

bbls/d - Barrels per day.

BOE - Barrels of oil equivalent (industry practice is 6 Mcf = Bbl).

bopd - Barrels of oil per day.

Gross Reserves - Those reserves accruing to the Company after deduction of all outside working interests but before deduction of overriding and lessor royalties and before Crown royalties.

mbbls and Mbbls - Thousand barrels.

MBOE - Thousand barrels of oil equivalent.

mcf and Mcf - Thousand cubic feet.

mcf/d and Mcf/d - Thousand cubic feet per day.

mmbbls and Mmbbls - Million barrels.

mmcf and Mmcf - Million cubic feet.

Net Reserves - Those reserves accruing to the Company after deduction of all outside working interests, overriding and lessor royalties and Crown royalties.

NCIB - Normal Course Issuer Bid.

NGLs - Natural gas liquids, including condensates, propane, butanes and pentanes plus.

Overriding Royalty - An interest in the gross production of oil and gas under a lease, free of any expense for exploration, drilling, development, operating and other costs incident to the production and sale of oil and gas produced from the lease.

Property or Properties - An oil and/or natural gas property or properties and related tangible equipment, including facilities for producing, gathering, storing, measuring, transporting or processing of oil and/or natural gas production from such property, as well as seismic data, if any.

Proved oil and gas reserves - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.  Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

i

(i)

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test.  The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil/water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data.  In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)

Estimates of proved reserves do not include the following:  (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Working Interest - An interest responsible for its proportionate share of the costs of development and operation of a Property.

ii

Forward-Looking Statements

The statements in this document that relate to future plans, events or performance are forward-looking statements.  Actual results could differ materially due to a variety of factors, including the factors described under "Risk Factors" and the other risks described below.  The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following selected financial data should be read in conjunction with "Item 5.  Operating and Financial Review and Prospects" and in conjunction with the consolidated financial statements attached as a part hereof.  The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 12 to the audited consolidated financial statements for the years ended December 31, 2002 and 2001, and Note 12 to the audited consolidated financial statements for the years ended December 31, 2001 and 2000 there are no material differences, for the purposes of these financial statements, between generally accepted accounting principles in Canada and the United States.

 (Canadian Dollars in Thousands Except Per Share Amounts)

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
Financial results:
Production revenue (net of royalties)	$15,130	$13,469	$10,079	$5,004	$3,049
Interest, management fees and other revenue	169	148	80	39	56
Production expenses	(4,464)	(4,415)	(3,194)	(1,715)	(1,477)
General & admin. expenses	(2,060)	(1,979)	(1,486)	(1,157)	(1,063)
Interest on long-term debt	(407)	(370)	(319)	(231)	(218)
Depletion and depreciation	(4,385)	(3,007)	(2,118)	(1,594)	(2,904)
Net income (loss)	2,354	1,746	1,987	45	(1,557)
Net income (loss) per share	$0.11	$0.08	$0.10	$0.00	$(0.10)

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
Financial Position:
Working capital (deficiency)	$(7,225)	$ (7,817)	$ (735)	$ 108	$ 1,461
Total assets	35,768	28,168	19,056	15,587	10,759
Long-term debt	-	-	4,015	4,995	2,448
Shareholders' equity	16,130	12,843	8,845	7,400	6,527

The Company has not declared or paid any dividends during the periods indicated.

(Amounts Restated in Accordance with U.S. GAAP;

Canadian Dollars in Thousands Except Per Share Amounts)

	For the Years Ended December 31,
	2002	2001	2000
Financial Results:
Depletion and depreciation, including ceiling test writedown	$(4,029)	$(2,685)	$(1,774)
Net income (loss)	2,107	1,848	2,307
Net income (loss) per share	$0.10	$0.09	$0.11
	2002	2001	2000
Financial Position:
Working capital	(7,459)	(8,161)	(4,751)
Total assets	33,432	25,461	16,021
Long-term debt	-	-	-
Shareholders' equity	14,897	10,924	7,138

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1.

On May 31, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7076 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2.

The following table sets forth the high and low exchange rates for each month during the previous six months.

Month	Dec/02	Jan/03	Feb/03	Mar/03	Apr/03	May/03
High Rate	.6462	.6570	.6724	.6823	.6976	.7437
Low Rate	.6331	.6350	.6531	.6711	.6736	.7076

3.

The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Average Rate During Period	.6370	.6444	.6725	.6744	.6740

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D.

Risk Factors

Risks Inherent in Oil and Natural Gas Exploration

Oil and natural gas exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.  The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of the Company.  These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation both domestically and in foreign markets.  Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time.  The Company's oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

Competition in Petroleum Industry

The petroleum industry is competitive in all its phases.  The Company competes with numerous other participants in the search for and the acquisition of oil and natural gas properties and in the marketing of oil and natural gas.  The Company's competitors include companies which have greater financial resources, staff and facilities than those of the Company.  The Company's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.  Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Operational Hazards

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosions, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury.

The Company maintains separate insurance coverage of $5,000,000 per event per annum, with limits of $250,000 on evacuation and on-premise clean-up costs as a result of pollution liability.  These amounts are over and above the insurance that the operator of the property carries on behalf of the working interest owners.  Although the Company will continue to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition

Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Uncertainty of Additional Financing

Although the Company presently has sufficient financial resources to undertake by itself all of its planned programs on its exploration and development projects, it may not have sufficient funds in the future.  The exploration and development of the Company's properties may therefore depend on its ability to obtain additional financing.  There is no assurance that it will be successful in obtaining the required financing.  The failure to obtain such financing could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties, as disclosed herein.  (For a discussion of the Company's current commitments, please see "Item 5.  Operating and Financial Review and Prospects -- Material Commitments," below).

Fluctuation of Oil and Natural Gas Prices

Both oil and natural gas prices are unstable and are subject to fluctuation.  Any material decline in prices could result in a reduction of the Company's net production revenue.  The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of the Company's reserves.  The Company might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in the Company's net production revenue causing a reduction in its oil and natural gas acquisition and development activities.

Environmental Risks

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Regulatory requirements and environmental standards are subject to constant evaluation and could be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its properties on an economic basis.  Before new production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a petroleum prospect.  See "Item 4.  Information on the Company -- B.  Business Overview --  Applicable Government Regulation in Canada."

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Foreign Currency Fluctuations

The Company's operations in Canada render it subject to foreign currency fluctuations, which may materially affect its financial position and results.  Oil is generally sold at prices stated in U.S. Dollars, while costs incurred are paid in the currency of the country in which the activities are undertaken.  At the present time, the Canadian dollar trades at a discount to the U.S. Dollar, but any change in the exchange ratio could affect profitability.  The Company does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Conflicts of Interest

Hugh G. Ross, President, Chief Executive Officer and a Director of the Company also serves as President and a Director of Winslow Resources Inc., and President, Chief Executive Officer, and a Director of Stratic Energy Corporation.

Ketan Panchmatia, Chief Financial Officer of the Company, serves as Secretary/Treasurer and Controller of Winslow Resources Inc., and as Vice-President, Chief Financial Officer, and Secretary of Stratic Energy Corporation.

R. Gordon McKay, Chief Operating Officer of the Company, also serves as Chief Operating Officer of Stratic Energy Corporation.

Michael Halvorson, a Director of the Company, is President of Halcorp Capital Ltd., a private corporation specializing in corporate finance and corporate development in the resource industry. He also serves as a Director for Viceroy Resources Corporation and Trillion Resources Ltd., both of which focus on gold mining and exploration in North America and Africa.

Walter O'Donoghue, a Director of the Company, is a partner of the law firm Bennett Jones.  He also serves as a Director of Gibson Petroleum Company Limited and Athabasca Oil Sands Investments Inc., both of which are involved in the oil and gas sector.

A. Bruce Macdonald, a Director of the Company, has been President of Stoneyfell Investments Inc., a private consulting firm since July 1996. He also serves as a Director of Stratic Energy Corporation.

George T. Hawes, a Director of the Company, also serves as President of G.T. Hawes & Co., Inc., a real estate brokerage firm based in Plandome, New York.

Such associations can give rise to conflicts of interest from time to time.  The Directors of the Company are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders, and to disclose any personal interest which they may  have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.  Certain transactions may also require shareholder approval under applicable Canadian law or the rules of The Toronto Stock Exchange.

Dependence on Key Management Employees

The Company's development to date has depended, and in the future will continue to depend, on the efforts of key management employees.  The Company is dependent on its ability to hire and retain highly skilled and qualified personnel.  The Company faces competition for qualified employees from numerous industry sources, and there can be no assurance the Company will be able to attract and retain qualified personnel on acceptable terms. The Company does not have key man insurance on any of its employees.  Loss of any of these people could have a material adverse effect on the Company.

Possible Classification of Company as a PFIC

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Internal Revenue Code of 1986, as amended.  U.S. Holders owning shares of a PFIC are subject to an additional tax and an interest charge.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For a discussion of the PFIC rules, see "Item 10.  Additional Information -- E.  Taxation," below.

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Organization; Registered Office; Etc.

Gentry Resources Ltd. ("Gentry" or the "Company") was amalgamated1 under the Canada Business Corporations Act on June 29, 1981 as Sasko Oil & Gas Limited. On October 29, 1990, the Company changed its name to Gentry Resources Ltd. and consolidated its Common Shares on the basis of one post-consolidation share for every five pre-consolidation shares.  The head office and registered office of the Company is located at Suite 2500, 101 - 6th Avenue S.W., Calgary, Alberta, T2P 3P4, Canada.  The Company is federally incorporated under the Canada Business Corporations Act and is extra-territorially incorporated in British Columbia, Alberta, Saskatchewan, and Manitoba.

On June 4, 1999, at the Company's Annual General and Special Meeting, the Company's shareholders approved a special resolution to amend the Company's Articles of Amalgamation respecting its share capital structure.  In summary, the Class "A" shares, of which none were issued, were deleted; the Class "B" shares were reclassified to Common Shares having one vote per share (the "Common Shares"); and the Preferred Shares, Series 1, of which none were issued, were deleted.  The Toronto Stock Exchange (the "TSX"; until recently abbreviated "TSE"), where the Company's stock is listed for trading, approved the substitutional listing of the Common Shares, and to effect the change from Class "B" to Common Shares, the Company's trading symbol was changed from "GNY.B" to "GNY".

Corporate Development over the Last Five Years

Developments in 1998

On March 4, 1998, Gentry completed a private placement of 1,700,000 special warrants at a price of $1.00 per special warrant for gross proceeds of $1,700,000.  The special warrants were convertible into one Common Share of Gentry subject to adjustment in certain circumstances.  All of the special warrants were converted into a total of 1,700,000 Common Shares on August 4, 1998.  The net proceeds from this financing were used to reduce Gentry's indebtedness under its revolving operating facility, which had been drawn upon to fund capital expenditures for exploration activities in Côte d'Ivoire and for development drilling in Saskatchewan in Steelman Units 1A and 4 and Gentry's Benson and Dollard properties.

In December of 1998, Gentry completed a private placement and raised $168,000 through the issuance of 478,125 flow-through shares and 46,875 Common Shares at $0.32 per share.  (A flow-through share is a common share except that any income tax benefits resulting from a drilling program financed from the proceeds of flow-through shares are renounced by the Company and "flow-through" to the investor for their use and benefit.)  In addition, warrants to purchase 518,750 Common Shares were issued pursuant to the private placement.  Each warrant entitled the holder to purchase a Common Share for the consideration of $0.40 per share expiring December 31, 2000.  All of these warrants were exercised in 2000, for a total of $207,500 received by the Company from the warrant exercises.  Proceeds from the private placement were used to participate, as to an 18.333% interest, in the drilling of 18 shallow gas wells in Thornbury, northeastern Alberta.

_______________________

1   Under Canadian law, two or more corporations, including holding and subsidiary corporations, may amalgamate (merge or combine) and continue as one corporation.  Each corporation proposing to amalgamate must enter into an agreement setting out the terms and means of effecting the amalgamation.

Northwind Transaction

On December 12, 1997, the Company entered into a letter agreement (as amended) (the "Northwind Agreement") with Northwind Ventures Ltd. ("Northwind") (which subsequently became Sloane Petroleums Inc.) whereby the Company agreed to sell certain minor oil and gas assets to Northwind.  Pursuant to the Northwind Agreement, on July 10, 1998 (effective January 1, 1998), Gentry assigned its interests in eight oil and gas properties (the "Minor Properties") to Northwind in exchange for 1,992,592 post-consolidated shares of Northwind at a deemed price of $0.27 per post-consolidated share for an aggregate purchase price of approximately $538,000.  The purchase price for the Minor Properties was based upon the 10% discounted value of proved reserves plus 50% of the probable reserves on a constant dollar basis and was determined after consultation with the Canadian Venture Exchange (since renamed the "TSX Venture Exchange"), the Exchange upon which Northwind's shares were listed.

Under the terms of the Northwind Agreement, the purchase of the Minor Properties by Northwind was conditional upon Northwind completing a reorganization which would include (i) a consolidation of Northwind's shares on a 1:3 basis; (ii) a name change by Northwind to Sloane Petroleums Inc.; (iii) the sale by Northwind of all or substantially all of its undertaking and property which consist primarily of various mineral interests (in Alberta and Saskatchewan); and (iv) a private placement of shares at a purchase price of $0.27 per share for proceeds of approximately $569,000.  The Company participated in the private placement of Northwind for an amount equal to $250,000 and purchased 925,926 common shares of Northwind.  The purchase price for the Minor Properties was payable by the issuance of post-consolidated shares in the capital of Northwind.

At the time of the transaction was entered into, Northwind was a non-arm's length company with two common directors, Mr. Hugh G. Ross was President, Chief Executive Officer and a Director of both Northwind and Gentry.  Mr. Gerald N. Ross was Chairman and a Director of both Northwind and Gentry.  Following completion of the Northwind transaction and the reorganization of Northwind into Sloane Petroleums, Inc., Sloane and Gentry had five common directors.  Mr. Hugh G. Ross was then President, Chief Executive Officer, and a Director of Northwind and the President, Chief Executive Officer and a Director of Gentry.  Mr. Gerald N. Ross was then a Director of both Northwind and Gentry.  The other three common Directors were Michael Halvorson, Frank O. Ceh and A. Bruce Macdonald.  As a result of the transaction, Gentry owned approximately 41% of Northwind's post-consolidated shares.  At the time that the transaction was entered into, insiders of the Company and Northwind owned 20% of the Company and 23.9% of Northwind.  Following approval and completion of the transaction, Northwind began trading, under the name Sloane Petroleums Inc., on the Canadian Venture Exchange (since renamed the "TSX Venture Exchange") on July 10, 1998.

PanCanadian Transaction

On September 8, 1998, the Company, through its wholly owned subsidiary Gentry International (Côte d'Ivoire) Inc., entered into an agreement with PanCanadian Petroleum Limited ("PanCanadian"), whereby the Company agreed to the sale of a 15% of its 17% interest in each of the Production Sharing Contract (CI-101) and the Production Sharing Contract (CI-103) in exchange for $2,500,000 ($2,749,954 after adjustments).  In connection with the PanCanadian transaction, the Company and its subsidiary agreed to indemnify PanCanadian for any liabilities or losses associated with the remaining 2% participating interests in the said contracts held by Gentry International (Côte d'Ivoire) Inc.  The agreement, which was effective as of May 1, 1998, was subject to the approval of the Government of Côte d'Ivoire.  The transaction closed on December 9, 1998.

On December 9, 1998, prior to completion of the PanCanadian transaction, Gentry International (Côte d'Ivoire) Inc., and Gentry International (Gabon) Inc. were amalgamated under the name Gentry International (Côte d'Ivoire) Inc., and on December 11, 1998, Gentry International (Côte d'Ivoire) Inc. changed its name to Gentry International (Africa) Inc. to better reflect the nature of its African oil and gas exploration business.

Stratic Transaction and Stratic Share Transfer

On December 9, 1998, the Company announced that it had signed a Letter of Intent with Stratic Energy Corporation ("Stratic").  Pursuant to the Stratic agreement, the Company agreed to sell 100% of the common shares of Gentry International (Africa) Inc. to Stratic in exchange for 5,200,000 Stratic shares at a deemed price of $1,300,000.  Subsequently, on September 14, 2000, Gentry International (Africa) Inc. changed its name to Stratic Energy (West Africa) Inc. ("Stratic (West Africa)").  Pursuant to the Stratic agreement and related indemnification agreements, Stratic had agreed to indemnify Gentry for liabilities or losses associated with guarantees previously provided by Gentry to the governments of Côte d'Ivoire and Gabon under Gentry's production sharing contracts, and also agreed to indemnify Gentry for any liabilities or losses associated with its Mali project and the Mali Hydrocarbon Exploration Permit.  These indemnification provisions are no longer in effect, having been terminated when the preferred shares of Stratic Energy (West Africa) were redeemed, as of December 31, 2000.  See " -- Developments in 2000 -- Stratic Energy Corporation …," below.  In addition, Gentry indemnified Stratic (West Africa) for any and all losses and liabilities associated with the PanCanadian Transaction (discussed above).  These indemnification provisions are still in effect.

On March 12, 1999, Gentry, Pierre Wanner, Eric Barton and other shareholders of Stratic who were not insiders of Gentry (collectively, the "Purchasers") and Stratic entered into an agreement pursuant to which Pierre Wanner and Eric Barton, two former officers and directors of Stratic, collectively sold 1,545,000 Stratic Shares to Gentry and the Purchasers.  Pursuant to the agreement, Gentry acquired 618,000 Stratic Shares in exchange for a cash sum of $61,800 (the "Stratic Share Transfer").

Following completion of the Stratic Transaction and the Stratic Share Transfer, Gentry held 40% of the Stratic Shares.

The Stratic Transaction and the Stratic Share Transfer were each completed on April 23, 1999.

The business of Stratic consists of oil and gas exploration and development activities in West Africa.  The assets of Stratic consist primarily of cash and bank deposits, and its investment in Stratic (West Africa).  Other than its obligations associated with its investment in Stratic (West Africa) and the Côte d'Ivoire and Gabon projects pursuant to the Production Sharing Contracts and payables associated with its business, Stratic has no other indebtedness, including any obligations for borrowed money.

Developments in 1999

On May 25, 1999, the Company and Barra Resources Inc. ("Barra") announced that they had entered into an agreement for a combination of the two companies by means of a take-over bid by Gentry for all of the issued and outstanding shares of Barra.  The take-over bid was conditional upon Gentry acquiring at least 90% of all of the issued and outstanding shares of Barra.  Under the terms of the agreement, Barra shareholders received 0.381 shares of Gentry for each common share held of Barra.

Barra was primarily a natural gas exploitation and production company active in acquisition and development of reserves in western Canada.  At the time of the combination, the combined companies had production of approximately 950 boe per day, with a production mix of approximately 260,000 (46,000 net) acres including several high quality units of strategic focus.  The combined companies also had long-life producing properties with a number of drill-ready prospects to pursue for reserve and production growth.

The offer had the unanimous support of Barra's and Gentry's respective Boards of Directors and an acquisition agreement was entered into.  The Board of Directors of Barra unanimously agreed to recommend acceptance of Gentry's offer. On July 20, 1999, the Company announced that it had surpassed the 90% threshold of shares tendered and that it would proceed with the take-over.  Eventually, 94.9% of Barra's stock was tendered to the Company pursuant to its take-over bid.  The Company then used the compulsory acquisition provisions of the Business Corporations Act (Alberta) to purchase the remaining 5.1%.  On December 31, 1999, Barra and Gentry were amalgamated and continued operating as Gentry Resources Ltd.

On August 18, 1999, the Company announced that it was aggressively stepping up its drilling programs in Western Canada.  Five successful oil wells were drilled and placed on production in the Company's Baldwinton lands in west central Saskatchewan, where Gentry has a 30.5% working interest.  Due to the success of this drilling program, additional lands and seismic were acquired and a number of additional drilling locations identified.  The Company also committed to participate to a 25% working interest in a gas prospect located in the Edson area of west central Alberta.  This Mississippian carbonate exploration play encompasses a total of four sections of land.  Additional drilling locations were also identified on the Company's newly acquired lands in the Provost area of southern Alberta, for which the Company maintains various working interests up to 45%.

On October 19, 1999, the Company announced that as a result of recent drilling programs, the Company's production volumes had increased to 1,045 BOE per day.  In the Baldwinton area of west central Saskatchewan, Gentry, along with its joint venture partners, participated in five development wells and two exploration wells.  The two exploration wells and one development well were unsuccessful, however, the remaining four development wells, in which Gentry maintains a 30.5% working interest, were successful.  Gross production rates stabilized at 85 barrels per day per well.

In the Provost area of southern Alberta, the Company, along with its joint venture partners, drilled two successful oil wells.  Production from these two wells stabilized at approximately 40 barrels per day per well.  Gentry maintains a 32% working interest in these wells.  In late September, the Company began drilling its gas prospect in Edson, in west central Alberta, where Gentry maintains a 25% working interest in four sections of land.  This gas prospect was uneconomic and has been abandoned.

In December 1999, the Company participated in two more wells in Baldwinton.  Gentry's 30.5% share of production from these wells equated to 30 barrels a day.

Developments in 2000

In the first quarter of 2000, the Company participated in a three-well drilling program in the Thornbury area of northeastern Alberta, which resulted in two successful gas wells and one abandoned well.  A total of five wells from the previous drilling program were also tied in and put on production in April.  The Company owns an 18.3% working interest in the Thornbury lands.

At Baldwinton, the Company and its partners recorded several seismic lines in this area and identified a significant number of locations to be drilled.  A four well drilling program was completed in mid-October resulting in a production increase of approximately 70 bbls/d net to the Company.  Gentry owns a 30.5% working interest in the Baldwinton lands.

At Benson, the Company participated in three successful oil wells, with the wells producing at a combined rate of approximately 150 bbls/d (13 bbls/d net to Gentry).  Gentry maintains a 10.9% interest in the Benson Unit.

At Provost, one oil and two gas wells were drilled in May and June.  Production from the new wells is approximately 4 bbls/d and 50 mcf/d net to Gentry.  Gentry owns interests between 26% and 32% of these wells.

The Company drilled one well in the Carrot Creek area of Alberta.  Gentry maintains a 4.7% working interest in the Carrot Creek Property, which is producing approximately 4 bbls/d and 35 mcf/d net to the Company.

Gentry has also increased its interest to 8% in the St. Lawrence Platform sedimentary basin within the Gulf of St. Lawrence.

In November, Gentry announced that it would, subject to shareholder and regulatory approval, amalgamate with its 40% owned subsidiary, Sloane Petroleums Inc.  The amalgamation was subsequently completed on March 1, 2001, as discussed below in " -- Developments in 2001."

Stratic-Related Developments

During 2000, Gentry entered into a number of transactions with Stratic Energy Corporation, including provision of a credit facility, participation in a financing of Stratic, and the transfer of interests in Côte d'Ivoire to Stratic.  As a consequence of the transfer of interests in Côte d'Ivoire, Gentry no longer has any interests in non-Canada properties, all as discussed below.

•

Credit Facility

During 2000, the Company entered into an agreement with Stratic whereby the Company will provide an unsecured credit facility to Stratic in an amount not exceeding US$ 320,000 for the period January 1, 2001 to December 31, 2001.  The facility bears interest at the U.S. base rate of a Canadian chartered bank plus 2% which will be accrued and compounded on a monthly basis.  The principal sum and all accrued and unpaid interest on the credit facility shall only be repayable from (i) future equity financings by Stratic or the exercise of outstanding warrants or stock options to acquire voting common shares of Stratic, the net proceeds of which Stratic is obligated to pay the Company; and (ii) future net production revenue of Stratic.

•

Participation in Financing

In July 2000, Stratic completed a financing for gross proceeds of $1,750,000 by way of issuance of 3,500,000 special warrants at $0.50 per special warrant.  Each special warrant was converted into 1.1 common share of Stratic in July, 2001 for no additional consideration.  Gentry participated in Stratic's financing for 950,000 special warrants or $475,000.  Once all the special warrants were converted into common shares, Gentry's ownership of Stratic was reduced from 40% to 37%.  Proceeds were used for Stratic's international exploration programs, including the drilling of a well in Gabon in the third quarter of 2001.

In addition to reducing its ownership interest in Stratic, Gentry has eliminated its ownership interest in Stratic's wholly-owned subsidiary, Stratic (West Africa), as follows:  Prior to December 31, 2000, Gentry owned 100% of the 200 outstanding preferred shares of Stratic (West Africa), while Stratic owned 100% of the 100 common shares of Stratic (West Africa), which holds the property interests in Côte d'Ivoire and Gabon pursuant to Stratic Transaction described above.  On December 31, 2000, the preferred shares were redeemed and thus Gentry's only tie to Stratic (West Africa) became its 40% (soon to be 37%) ownership of Stratic.

•

Elimination of Company's Interests in Non-Canada Properties

Pursuant to the PanCanadian Transaction discussed above, Stratic (West Africa) sold 15% of its 17% interest in Blocks CI-101 and CI-103 to PanCanadian.  The remaining 2% carried interest was transferred to Gentry Resources (West Africa) Inc. in February 1999, prior to the Stratic Transaction.  Therefore, at the time of the Stratic Transaction, the only assets in Stratic (West Africa) (then known as Gentry International (Africa) Inc.) was the 11% interest in Block CI-102 and the 35% interest in Gabon.  The 2% carried interest in Blocks CI-101 and CI-103 was held by Gentry Resources (West Africa) Inc.

Block C-101 expired December 22, 2000, as none of the partners were willing to commit to a second exploration period.  As to Block CI-103, Clyde Exploration and PanCanadian relinquished their interest effective June 2000.  Gentry Resources (West Africa) Inc. had the option to pick up a pro-rata share of the relinquished interest and, with the consent of all remaining parties, acquired an additional 10% interest for no additional consideration.  Gentry Resources (West Africa) Inc. subsequently agreed to transfer this interest to Stratic (West Africa) in consideration of Stratic (West Africa) also being assigned the 2% carried interest held on behalf of TC Petroleums.

Therefore, as of December 31, 2000, none of Gentry's subsidiaries has any interest in any international properties.  Stratic (West Africa), a 100%-owned subsidiary of Stratic (which is 40% owned by Gentry) maintains an 11% interest in Block CI-102 and a 12% interest (of which 2% is held on behalf of TC Petroleums Inc.) in Block CI-103, and a 35% interest in Gabon.  Accordingly, the previous discussion in this Form 20-F concerning governmental regulation in Côte d'Ivoire and Gabon has been deleted, since the Company no longer owns property interests in those countries.  Please see below for a summary of the activity on Stratic (West Africa) properties during 2000.

Summary of Stratic (West Africa) Property Activity During 2000

•

Côte d'Ivoire, West Africa

Stratic (West Africa) holds an 11% working interest in the 861 km2 shallow water Block CI-102, and a 10% interest in the more than four times larger, deeper-water Block CI-103, in the Abidjan Margin Basin.  Collection and interpretation of over 2,000 line kilometers of 2-dimensional and 600 km2 of 3-dimensional seismic data on these blocks continued through 2000 and is still ongoing.

•

Gabon, West Africa

In 1997, Stratic (West Africa) had signed a production sharing contract with the State of Gabon for total minimum work commitments of approximately US$ 1.4 million, extending to November 2003.  Stratic holds a 35% working interest in the 325 km2 Ofoubou Ankanni Block, and planned to drill a well in August 2001 to test a prospect close to infrastructure.  Work in 2000 consisted of the evaluation of data to select the drilling location.

Developments in 2001

In January, Gentry commenced a four-well drilling program on its Thornbury property in northeastern Alberta.  The program was completed in February and resulted in three gas wells and one dry hole.  Production averaged approximately 300 mcf/d per well, of which Gentry owns 18.33%.

On March 1, 2001, Gentry was amalgamated with Sloane Petroleums Inc. ("Sloane") and the amalgamated company continued to operate as Gentry Resources Ltd.  The amalgamation was approved by the shareholders of both Gentry and Sloane on February 28, 2001.  The addition of Sloane's assets resulted in an extra 619 mboe of proven reserves and two mmcf/d of gas production accruing to Gentry as of March 1, 2001.  In order to complete the amalgamation, Gentry issued 498,118 common shares at a deemed price of $0.80 per share and paid $3,586,456 in cash for the total consideration of $3,984,950 paid to the shareholders of Sloane.  Holders of Gentry shares pre-amalgamation received one share of the amalgamated company in exchange for each pre-amalgamation share held.  With respect to U.S. shareholders, the transaction was effected in reliance on the exemption from Securities Act of 1933 registration requirements pursuant to Rule 802 under the Securities Act, for offers and sales in any exchange of securities for the securities of a foreign private issuer in any business combination.

In May, Gentry began a nine-well drilling program in West Provost and a four-well drilling program on its Red Willow property, both in central Alberta.  Initial production from the West Provost wells (seven of which were successful) totaled 500 mcf/d of gas and 60 bbls/d of oil.  Three of the Red Willow wells were successful and were brought on-stream in December 2001 after upgrades were made to the existing facilities.  Initial testing shows the wells capable of producing a total of 2-3 mmcf/d.  Gentry maintains working interests varying from 23% to 100% in these Provost and Red Willow lands.

Also in May, Gentry entered into an exploration agreement in two blocks of land totaling 55 sections (35,200 acres) in the Princess area of southern Alberta.  Under the terms of the agreement, Gentry committed to drill a minimum of five wells and acquire 17 kilometers of 3D seismic data prior to January 31, 2002.  In return, for each well drilled to the Devonian formation, Gentry earned a 50% interest in one section of land.  For each well drilled to the Mississippian formation, Gentry earned a 50% interest in two sections of land.  Gentry has the option to explore the remaining lands on similar terms.  The seismic program was completed in the fourth quarter while the five commitment wells were drilled in December.  Three wells were cased for gas and two were abandoned.

In July and August, Gentry participated in a six-well drilling program at Virden Roselea in southwest Manitoba.  Initial production from the wells was a combined 325 bbls/d.  Gentry owns a 10.6% interest in the Virden Roselea unit.

In December, Gentry completed a private placement of 1,808,549 flow-through shares at $1.55 per share for gross proceeds of $2,803,250.  The funds are being utilized to help fund the Company's 2002 capital exploration program.

Stratic-Related Developments

During 2001, Gentry participated in a second financing with Stratic.  On September 17, 2001, Stratic completed a financing for gross proceeds of $2,550,000 by way of issuance of 4,636,364 special warrants at $0.55 per special warrant.  Each special warrant entitled the holder to acquire, for no additional consideration, one common share and one half of a share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire an additional common share at a price of $0.75 per share for a period of 18 months from closing.  As a receipt for a final prospectus was not issued by the Alberta and Ontario Securities Commissions within 120 days of closing, each special warrant became convertible into 1.1 common shares and 0.55 share purchase warrants.  Gentry participated in Stratic's financing for 2,272,727 special warrants or $1,250,000.  Once all the special warrants were converted into common shares in June, 2002, Gentry's ownership of Stratic increased from 37% to 40%.  Proceeds were used for Stratic's international exploration programs, including the drilling of a well in Gabon.

Summary of Stratic (West Africa) Property Activity During 2001

•

Côte d'Ivoire, West Africa

Stratic (West Africa) holds an 11% working interest in the shallow water Block CI-102, and a 10% interest in the deeper-water Block CI-103, in the Abidjan Margin Basin.  Collection and interpretation of over 2,000 line kilometers of 2-dimensional and 600 km2 of 3-dimensional seismic data on these blocks continued throughout 2001.

•

Gabon, West Africa

Stratic (West Africa) holds a 35% working interest in the Ofoubou block and drilled its first test well in September 2001.  It was deemed to be non-commercial and as a result the well was plugged and abandoned.

Developments in 2002

During 2002, Gentry concentrated its exploration efforts on four core areas – Princess, Tide Lake, Sedalia and Whitecourt.  The first three areas are located in southeast Alberta, while Whitecourt is in the West central portion of the Province.

Princess was established as a core area in 2001.  During 2002, Gentry drilled nine wells (4.5 net) resulting in seven oil wells (3.5 net) and two (1.0 net) suspended wells.  The oil wells were put onstream in the third and fourth quarters rate restricted to 60 bbls/d of oil net to the Company.  These restrictions continue until removed by the appropriate regulatory authorities.  Gentry maintains interests varying from 30% to 50% in the area.

Gentry's first well in the Princess area tested at 12 mmcf/d and has been shut-in pending resolution of processing facilities issues.  Gentry and its partners are evaluating whether to tie the well into an existing facility or construct their own facility to process the gas.  Gentry maintains a 50% interest in the well, subject to a 50% back-in option from one of the partners.

Tide Lake, which is immediately East of Princess, was established as a core area in 2002.  Gentry began pursuing interests in the area in mid 2002 and acquired ten sections of land and shot a 3D seismic survey.  Gentry maintains interests varying from 30% to 50% in the area.

Gentry drilled its first well at Sedalia in March and finished the year with three wells onstream producing at a combined rate of 1.3 mmcf/d (700 mcf/d net).  Gentry controls interests in 22 sections of land in the area.

At Whitecourt, Gentry's first well was not drilled until December following the acquisition of land and 2D seismic data.  This oil well is currently being tested to determine its commercial viability.  Gentry ended 2002 with varying interests in five sections of land.

In December, Gentry completed a private placement of 1,000,000 flow-through shares at $1.65 per share and 1,000,000 units at $1.40 per unit for gross proceeds of $3,050,000.  Each unit consisted of one common share and one half of a share purchase warrant, with each whole warrant entitling the holder to acquire an additional common share at a price of $1.75 per share until June 17, 2004.  These funds are being utilized to help fund the Company's 2003 capital exploration program.

Stratic-Related Developments

In February, Gentry provided Stratic with an unsecured credit facility in an amount not exceeding US $293,000 for the period February 20, 2002 to December 31, 2002.  The facility bears interest at the U.S. base rate of a Canadian chartered bank plus 2%, which is to be accrued and compounded on a monthly basis.  The principal sum and all accrued and unpaid interest on the credit facility was only repayable from (i) future equity financings by Stratic or the exercise of outstanding warrants or stock options to acquire voting common shares of Stratic, the net proceeds of which Stratic was obligated to pay Gentry; and (ii) future net production revenue of Stratic.  The maximum amount outstanding under the credit facility was US $263,259, which was repaid upon completion of the financing in December.

In November, Stratic issued 7,272,727 common shares to acquire certain rights in Algeria and Syria.  Stratic acquired rights under bids submitted for production sharing contracts in three blocks in Syria.  If the bids are successful, Stratic will issue a further 7,090,909 common shares for one of the blocks and 6,181,818 for each of the other two blocks.  Stratic also acquired rights under a bid submitted for a production sharing contract relating to an exploration block in Algeria.  The rights entitle Stratic to a 20% participating interest in the block.  If the bid is successful, Stratic will issue a further 8,545,455 common shares.

In December, Stratic completed a financing for gross proceeds of $4,657,070 by way of issuance of 21,168,500 special warrants at $0.22 per special warrant.  Each special warrant entitles the holder to acquire, for no additional consideration, one common share and one half of a share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire an additional common share at a price of $0.40 per share until June 4, 2004.  Gentry participated in Stratic's financing for 909,090 special warrants or $200,000.  Once all the special warrants were converted into common shares in May 2003, Gentry's ownership of Stratic decreased to 19%.  Proceeds from the financing are being used for Stratic's international exploration and acquisition programs; to obtain a listing of its common shares on the AIM market of the London Stock Exchange; and for general working capital purposes.

Summary of Stratic (West Africa) Property Activity During 2002

•

Côte d'Ivoire, West Africa

In 2002, the operator of CI-102 and CI-103 withdrew from those blocks and assigned its interest to Stratic (West Africa).  As a result of this assignment and another partner converting to a carried interest, Stratic (West Africa) holds an 85.5% working interest in the shallow water Block CI-102, and an 87.5% interest in the deeper-water Block CI-103, in the Abidjan Margin Basin.  The current exploration periods of the blocks have been extended to December 12, 2003 and December 21, 2003 respectively to allow Stratic (West Africa) time to find a third party to assign a portion of its interests and assume the role of operator of the blocks.

•

Gabon, West Africa

Stratic (West Africa) held a 35% working interest in the Ofoubou block.  In September, the operator withdrew from the block and Stratic (West Africa) followed suit in 2003.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

The following table summarizes capital expenditures (net of incentives and net of certain proceeds, including capitalized general and administrative expenses) made by the Company during the periods indicated.

	Years Ended December 31,
	2002	2001	2000
Land and Seismic	$1,355,614	$1,553,525	$ 402,267
Exploration and Development	6,411,530	5,531,054	2,279,208
Acquisition of Petroleum and Natural Gas Assets (Net of Dispositions)	-	2,131,862	(59,610)
Capitalized Expenses	796,265	756,026	601,469
Other Assets	57,461	119,693	95,932
Total	$8,620,870	$10,092,160	$3,319,266

All expenditures were incurred in Canada except as follows:

2000 Exploration and Development expenditures included US $13,547 in Cote d'Ivoire.

Expenditures were financed through a combination of bank debt and cash flow and, for 2001 and 2002, equity financings as well.  See "Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources."

Current and Planned Capital Expenditures/Divestitures

As of May 31, 2003, the Company had incurred approximately $4,500,000 in capital expenditures, primarily in the Princess and Tide Lake areas of southern Alberta, Canada.  These expenditures, as in previous years, are being financed through a combination of bank debt and cash flow.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers

B.

Business Overview

Summary

The business of the Company is the acquisition of interests in petroleum and natural gas rights and the exploration for, and the development, production and marketing of petroleum and natural gas.  The Company's principal properties are located in southern Alberta, southern Saskatchewan and southern Manitoba.  The Company also has an overriding royalty interest in an offshore license in western Newfoundland.

The Company holds a 19% interest in Stratic Energy Corporation ("Stratic"), which participates in oil and gas exploration and development activities in Côte d'Ivoire, West Africa.

The Company's strategy is to engage in low risk exploration and development activities complemented by low risk property acquisitions in the Western Canadian sedimentary basin.  The Company also has an overriding royalty interest in an offshore license in western Newfoundland.

The Company defines projects as low, medium, or high risk based on its initial geological and economic assumptions about each project.  When first evaluating a project, if it is deemed to have less than a 20% chance of commercial success (i.e., profitable production of hydrocarbons) then the project is considered high risk; if between 20% and 80%, medium risk; and if greater than 80%, low risk.  Other factors such as the degree of profitability and the size of the capital investment become factors in determining whether the Company will pursue an opportunity.  All of Stratic's international projects are exploration projects and have been classified as high risk by Stratic based on the initial evaluations of the respective areas.

Applicable Government Regulation in Canada

The Company currently operates in Canada only, as discussed above.  Operations entail significant governmental regulatory and other factors common to petroleum ventures in Canada.  More particularly, petroleum operations are subject to government regulation under which operations may be affected in varying degrees by legislation, policies and controls relating to exploration, development, production, environmental protection, taxes, labor standards or changes in conditions under which oil and natural gas may be extracted and marketed.  The effect of these factors cannot be accurately determined.

Currency

The current monetary unit in Canada is the Canadian dollar ("Cdn.$").  The exchange rate to the United States dollar has been increasing since the start of 2003.  Please see Currency and Exchange Rate Table in the forepart of this registration statement for historical exchange rate data.

Oil and Gas Industry

Government Regulations

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government.  Outlined below are some of the principal aspects of the Canadian federal and provincial legislation, regulations and agreements governing the oil and natural gas industry.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments.  Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.  Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil.  Such price depends in part on oil quality, prices of competing oils, distance to market and the value of refined products.  Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board (the "NEB") prior to the export.  Any export pursuant to a contract of longer duration must be made pursuant to an NEB export licence and Governor in Council approval.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers.  Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada.  The price received by the Company depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply/demand balance and other contractual terms.  Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada.  The Governments of Alberta and Saskatchewan also hold residual authority to regulate the volume of natural gas that may be removed from the respective provinces for consumption elsewhere.  As in the case with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order and in the case of exports for a longer duration, pursuant to an NEB licence and Governor in Council approval.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of oil and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee.  Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, Saskatchewan and Manitoba have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

Oil royalty rates vary from province to province.  In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil.  New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992.  The Alberta Government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process.  The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price.  Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount.  Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit ("ARTC") program.  The ARTC rate is based on a price-sensitive formula and varies between 75% for prices at or below the royalty tax credit reference price of $100 per cubic meter decreasing to 25% for prices above the royalty tax credit reference price of $210 per cubic meter.  The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers.  Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC.  The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.  On December 22, 1997, the Alberta Government announced that it would conduct a review of the ARTC program with the objective of setting out better-targeted objectives for a smaller program and to deal with administrative difficulties.  On August 30, 1999, the Alberta Government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program.  The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program.

Effective January 1, 1994, the Government of Saskatchewan revised its fiscal regime for the oil and gas industry.  Some royalties on wells existing as of that date will remain unchanged and therefore subject to various periods of royalty/tax reduction.  While a number of incentives were eliminated or reduced (such as incentives for vertical infill wells and lower cost horizontal wells), new incentive programs were initiated to encourage greater exploration and development activity in the province.

The new fiscal regime in Saskatchewan provides an incentive to encourage the drilling of new vertical oil wells through a revised royalty/tax structure for new vertical oil wells and incremental production from new or expanded water flood projects, but not horizontal wells.  The "Third Tier" Crown royalty rate and freehold production tax structure, which does not apply to horizontal wells, is price sensitive and varies between heavy and non-heavy oil (from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price).  Previous time-based royalty/tax holidays applicable to new vertically drilled oil wells have been replaced with volume-based royalty/tax reduction incentives in which a maximum royalty of 5% (before application of the 1% Saskatchewan Resource Credit) will apply to various volumes depending on the depth and nature of the well (up to 25,000 cubic meters of oil in the case of deep exploratory wells).  The maximum royalty applicable to the first 12,000 cubic meters of oil has been increased from 5% to 10% for production from certain re-entry horizontal wells.  In addition, royalty/tax holidays for deep horizontal oil wells have been replaced with a 25,000 cubic meters volume incentive (5% maximum royalty).  Oil production from qualifying reactivated oil wells are subject to a maximum new royalty rate of 5% (before the application of the 1% Saskatchewan Resource Credit) for the first five years following re-activation in the case of wells reactivated after 1993 and shut-in or suspended prior to January 1, 1993.  With respect to qualifying exploratory natural gas wells, the first 25 million cubic meters of natural gas produced will be subject to an incentive maximum royalty rate of 5% (0% freehold production tax).

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation of the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted.  In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities.  As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site.  Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders.  Applicable environmental laws in Alberta are consolidated in the Environmental Protection and Enhancement Act.  Under this Act, environmental standards and compliance for releases, clean up and reporting are stricter and more onerous than the previous legislation.  Also, the range of enforcement actions available and the severity of penalties have been significantly increased.  These changes will have an incremental effect on the cost of conducting operations in Alberta.

Gentry is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.

C.

Organizational Structure

Gentry currently has one wholly-owned active subsidiary, Gentry Resources (Saskatchewan) Ltd., and two wholly-owned inactive subsidiaries, Gentry Resources (West Africa) Inc. and Gentry Income Funds Inc., all of which were incorporated under the ABCA.  Gentry also owns a 19% interest in the outstanding common equity of Stratic Energy Corporation.  The following chart outlines the corporate structure of Gentry.

At present, 100% of the Company's sales occur in the Canadian market.  As is standard in the oil and gas industry, the Company uses commercial oil and gas brokers, who market the petroleum and natural gas that the Company produces to various oil and gas suppliers.  The price of oil and gas is deregulated and is negotiated between the producers and suppliers based upon domestic and international economic and market factors (including supply and demand, oil quality, prices for competing oils, distance to market, and value of refined products).

D.

Property, Plant and Equipment

PRINCIPAL PRODUCING PROPERTIES

The following is a description of the Company's principal producing oil and natural gas properties.  All of the Company's properties are located in Canada.  The term "net", when used to describe the Company's share of production, means the total of the Company's working interest share after deducting royalties owned by others.  Unless otherwise stated, reserve estimates described in this section as net to the Company are, as estimated in the Martin Report (based on constant price and cost assumptions) as the total of the Company's working interest share after deducting royalties owned by others and are as at January 1, 2003.  The "Martin Report" means the report dated March 2003, and effective as of January 1, 2003, prepared by Martin & Brusset Associates ("Martin"), an independent firm of petroleum consultants based in Calgary, Alberta, evaluating the interests of the Company in its oil and gas properties.

Alberta

Thornbury

The Thornbury area is located approximately 100 kilometers southwest of Fort McMurray in northeastern Alberta, in townships 80 and 81, Ranges 14 to 16, West of the 4th Meridian.  Gentry owns an 18.333% working interest in 19 producing wells (net 3.5 to Gentry).  Gas production for the first three months of 2003 was approximately 1.6 mmcf/d (net 243 mcf/d to Gentry).

Red Rock

The Red Rock area is located approximately 50 kilometers south of Grande Prairie, in west-central Alberta, in Township 63, Ranges 7 and 8 West of the 6th Meridian.  The Company owns a 3.35564% working interest in the Red Rock Chinook Unit No. 1 plus various working interests ranging from a 0.78125% working interest to a 25.0% working interest in non-unit lands in the Red Rock area.  The Red Rock Chinook Unit No. 1 and non-unit lands produced at a rate of approximately 240 bopd (net 8 bopd to the Company) and 2.9 mmcf/d gas (net 62 mcf/d to the Company for the first three months of 2003.

Bantry

The Bantry area is located approximately 9 kilometers north of Brooks in southeastern Alberta in Township 19, Range 14, West of the 4th Meridian.  Gentry owns a 50% interest in one well and a 38.67% interest in a second well.  Gas production from January through March 2003 was approximately 355 mcf/d (net 102 mcf/d to the Company).

Joffre

The Joffre area is located approximately 10 kilometers southeast of Red Deer in south-central Alberta in Township 37, Range 26, West of the 4th Meridian.  Gentry owns interests varying between 10% to 40% in nine producing wells (net 1.7 to the company).  Production from the area averaged 50 bopd (net 11 bopd to the Company) and 760 mcf/d (net 131 mcf/d to the Company) for the first three months of 2003.

West Provost Viking Gas Unit

The West Provost Viking Gas Unit is located approximately 20 kilometers southeast of Coronation in East Central Alberta in Townships 35-37, Ranges 7-9, West of the 4th Meridian.  Gentry owns a 27.34% interest in the Unit, which encompasses 35 producing wells (net 9.6 to the Company).  From January to March 2003, production averaged 2.1 mmcf/d (net 484 mcf/d to the Company).

West Provost Non-Unit Lands

The West Provost Non-Unit Lands are located approximately 20 kilometers southeast of Coronation in East Central Alberta, Townships 35-37, Ranges 7-9, West of the 4th Meridian.  Gentry owns interests varying between 18.275% to 39.990% in 23 producing wells (net 7.2 to the Company).  Production from the area was approximately 130 bopd (net 38 bopd to the Company) for the period of January through March 2003.

Red Willow

The Red Willow/Provost East lands are located approximately 270 kilometers northeast of Stettler, in east-central Alberta in Township 39, Range 16, west of the 4th Meridian.  Gentry owns interests ranging between 23.56% and 100% in nine wells (net 3.0 to the Company).  From January to March 2003, production averaged 7.2 mmcf/d (net 1.6 mmcf/d to the Company).

Sedalia

The Sedalia lands are located approximately 25 kilometers west of Oyen, in southeast Alberta in Townships 28-30, Ranges 5-6, west of the 4th Meridian.  Gentry owns interests ranging between 50% and 100% in three wells (net 2.1 to the Company).  Production during the first quarter of 2003 averaged 1.1 mmcf/d (net 635 mcf/d to the Company).

Princess

The Princess lands are located approximately 30 kilometers east of Brooks in southeast Alberta in Townships 18-20, Ranges 10-14, west of the 4th Meridian.  Gentry owns interests ranging between 30% and 50% in six wells (net 2.7 to Gentry).  January to March 2003 production from this area was 252 bopd (net 88 bopd to the Company) and 185 mcf/d (net 76 mcf/d to the Company).

Saskatchewan

Benson

The Benson area is located in Saskatchewan, approximately 160 kilometers southeast of Regina, in Township 6, Ranges 8 and 9, West of the 2nd Meridian.  The Company has a 10.9153% working interest and a gross overriding royalty interest of .07% in the Benson Unit.  The Company also has royalty interests of 1.875% and 25% of 1/150 (5-15%) respectively in two wells just outside the Unit.  There are 48 wells (net 5.2 to the Company) in this Unit which produce primarily from the Midale formation.  Production from this area for the first three months of 2003 was approximately 725 bopd (net 67 bopd to the Company).

Steelman

The Steelman area is located in Saskatchewan approximately 180 kilometers southeast of Regina in Townships 3, 4 and 5, Ranges 4, 5 and 6, West of the 2nd Meridian.  The Company owns interests in several units in the Steelman area; key among them are Units 1A, 4 and 5.

In the Steelman Unit 1A, the Company holds a 2.707% working interest in approximately 87 producing wells (net 2.4 to the Company).  January to March 2003 production from this unit was approximately 591 bopd (net 13 bopd to the Company) and 332 mcf/d gas (net 9 mcf/d to the Company).

In the Steelman Unit 4, the Company holds a 13.938% working interest in approximately 84 producing wells (net 11.7 to the Company).  Production from this unit was approximately 552 bopd (net 64 bopd to the Company) and 330 mcf/d (net 44 mcf/d to the Company) in the first three months of 2003.

In the Steelman Unit 5, the Company holds a 19.927% working interest in approximately 18 producing wells (net 3.6 to the Company).  Production from this unit was 125 bopd (net 22 bopd to the Company) and 75 mcf/d gas (net 15 mcf/d to the Company) in this unit from January to March 2003.

Baldwinton

The Baldwinton property is located in Saskatchewan, approximately 70 kilometers southeast of Lloydminister, in Section 8, Township 44, Range 23, West of the 3rd Meridian. Gentry holds a 30.5% working interest in 25 producing wells (net 7.6 to Gentry).  January to March 2003 production from all wells was approximately 1,010 bbls/d (net 259 bbls/d to Gentry) of oil.

Dollard

The Dollard area is located in Saskatchewan, approximately 300 kilometers west-southwest of Regina, in Township 7, Ranges 19 and 20, West of the 3rd Meridian.  The Company has a 3.853% working interest in the Dollard Unit and a gross overriding royalty of approximately 1.5% in the East Dollard Voluntary Unit, both of which combine for 57 producing wells (net 1.8 to the Company).  Production from these units averaged 2,258 bopd (net 61 bopd to the Company) in the first three months of 2003.

Southwestern Manitoba

Virden Roselea

The Virden Roselea area is located in southwestern Manitoba in Townships 9 and 10, Ranges 24, 25 and 26, West of the Prime Meridian.  The Company owns a 10.629% working interest in the Virden Roselea Unit No. 1, which has approximately 75 (net 8.0 to the Company) producing oil wells.  Production for the unit from January to March 2003 was approximately 461 bopd (net 43 bopd to the Company).

RESERVE SUMMARY

The following summarizes, effective as of January 1, 2003, the Company's oil, natural gas and NGLs reserves, as evaluated by Martin in the Martin Report based on the constant price assumptions contained in such report.*  There is no assurance that the price and cost assumptions used by Martin in the Martin Report will be attained and variances could be material.

All of the Company's reserves are located in Canada.

NOTES

(1)

Estimates of reserves and production forecasts were prepared on the basis of generally accepted engineering methods.  Although these estimates are considered reasonable, future performance may vary from the forecasts presented herein and may justify either an increase or decrease in the reserves.

(2)

The information used in the Martin Report was provided by the Company, or was obtained from public sources and from the files of Martin.  With respect to the information that was made available by the Company, Martin, its employees and/or its agents have relied upon the accuracy of such information and did not conduct any independent verification of such information.  In addition, Martin did not perform any field inspections of any of the properties evaluated in the Martin Report.  The Martin Report has been prepared by Martin for the use of the Company.

*  The reserve figures in this table are those shown in the Martin Report under "Constant Prices and Costs".  The Company has confirmed that these reserves were calculated in accordance with the SEC's definition of proved oil and gas reserves, in which quantities reflect amounts recoverable under "existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.  Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions."

PRODUCTION HISTORY

The Company's total as well as average daily oil, NGLs and natural gas production, after deduction of royalties, for the periods indicated is summarized below.

             Years Ended December 31

2002

2001

 2000

1999

1998

Total crude oil and NGLs (Mbbls)

   362

   342

  224

  178

  164

Crude oil and NGLs (Bbls/d)

   991

   937

  613

  488

  449

Total Natural Gas (Mmcf)

1,730

1,196

  616

  412

  252

Natural Gas (Mcf/d)

4,741

3,275

1,688   1,130

  691

DISCLOSURE SUMMARY (PURSUANT TO INDUSTRY GUIDE NO. 2 -- OIL AND GAS)

The following table provides production data for the last three fiscal years.  The average sales price (including transfers) is per unit of oil produced and of gas produced.  The average production cost (lifting cost) is per unit of production.  The Company's production is in Canada only.

The following table provides data regarding the total gross and net productive wells, expressed separately for oil and gas, and the total gross and net developed acres (i.e., acres spaced or assignable to productive wells) at the end of the most recent fiscal year.  The Company's properties are located in Canada only.

The following table provides data regarding the amounts of undeveloped acreage, both leases and concessions, if any, expressed in both gross and net acres by geographic area as of the end of the most recent fiscal year.  The Company's properties are located in Canada only.

The following table provides data regarding drilling activity for the last three fiscal years, including the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled.  The Company's drilling activity is in Canada only.

At present, the Company has no commitments with respect to delivery of fixed and determinable quantities of oil or gas in the future under existing contracts or agreements.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with the consolidated audited financial statements of the Company for the fiscal years ended December 31, 2002, 2001 and 2000, and related notes thereto included herewith and with the selected data set forth in Item 3 above.  The consolidated financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 12 to the audited consolidated financial statements for the years ended December 31, 2002 and 2001, and Note 12 to the audited consolidated financial statements for the years ended December 31, 2001 and 2000, there are no material differences, for the purposes of these financial statements, between generally accepted accounting principles in Canada and the United States.

A.

Operating Results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

Gross production revenue increased $3.14 million, or 19% to $19.36 million in 2002 from $16.22 million in 2001.  The 6% rise in oil and liquids production from 937 bbls/d to 991 bbls/d contributed $0.58 million to this increase while gas production, which increased 45% from 3,275 mcf/d to 4,741 mcf/d, contributed $2.80 million to the revenue growth.

Changes in commodity pricing had a mixed effect on revenues.  Crude oil and liquids averaged $33.44/bbl versus $29.19/bbl in 2001, which had the effect of increasing revenues by $1.58 million.  Natural gas, on the other hand, sold for an average price of $4.17/mcf in 2002 compared with $5.22/mcf a year ago.  This lowered revenues by $1.82 million.

Included in the 2001 figures is Gentry's hedging gain.  The Company hedged 300 bbls/d of oil at a price of $43.69/bbl, resulting in a gain of $391 thousand.  Gentry did not enter into any forward contracts in 2002 and has not done so for 2003.

Interest and Other Income

Interest and other income was $168,906 in 2002 compared to $147,980 in 2001.  The primary reason for the increase was the increased processing fees received from the facilities at Red Willow.

General and Administrative Expenses

Gentry's general and administrative expenses increased 4% to $2.06 million in 2002 from $1.98 million in 2001.  This increase was a result of additional staffing requirements.  On a barrel of oil equivalent basis, general and administrative expenses decreased 13% to $3.17/boe from $3.66/boe in 2001.  While the Company expects moderate increases to gross administrative costs, per unit costs will decrease as production increases.

Production Expenses

In spite of the Company's increased production volumes, gross production expenses remained flat - $4.46 million in 2002 versus $4.41 million in 2001.  On a unit basis, costs decreased to $6.86/boe from $8.16/boe a year earlier.  The primary reason for this decrease was a fall in the operating costs at Baldwinton and Red Willow, both of which saw a more reasonable level of expenses after experiencing high costs in 2001.

Royalties

Gentry's royalties, net of Alberta Royalty Tax Credit (ARTC), increased 54% to $4.23 million from $2.75 million in 2001.  Expressed as a percentage of production, oil royalties were 22.2% in 2002 versus 18.6% (before hedging) a year ago. Gas royalties were 21.2% in 2002 versus 15.5% in 2001. On a boe basis, the percentages were 21.8% in 2002 and 17.4% in 2001. Reasons for the increase are higher freehold royalties and the expiration of some crown royalty holiday volumes.

($000s)	2002	2001	2000

Crown Royalties	2,225.3	1,575.3	1,684.5
Freehold royalties	1,634.3	828.3	918.0
Overriding royalties	528.9	464.3	576.9
Total royalties	4,388.5	2,867.9	3,179.4
ARTC	(163.3)	(116.2)	(106.9)
Net royalties	4,225.2	2,751.7	3,072.5
As a percentage of production revenue (prior to hedging)	21.8	17.4	20.8

Income Taxes

Gentry was liable for $951 thousand in current taxes in 2002 versus $584 thousand in 2001, while future taxes were relatively unchanged at $618 thousand compared with $605 thousand in the previous period.  The biggest reason for the increase in current taxes was due to the excess of tax deductions over accounting charges on capital assets being lower in 2002 than 2001.  On a unit of production basis, current taxes were $1.46/boe in 2002 and $1.08/boe in 2001.  Future taxes were $0.95/boe in the current year versus $1.12/boe in 2001.  As a result of a flow-through financing in the last month of 2002, Gentry agreed to renounce $1.65 million of Canadian Exploration Expenditures.  $106 thousand was incurred prior to the year-end and the remaining $1.54 million will be incurred in 2003.

Interest Expenses

Gentry's interest expense increased to $407 thousand in 2002 from $370 thousand in 2001.  This increase is attributable to the greater utilization of the Company's credit facilities to fund its capital exploration programs.  In 2002, the Company paid an effective interest rate of 4.46% on an average outstanding loan balance of $9.12 million.  This compares with 5.67% on an average balance of $6.54 million in 2001.

Depletion, Depreciation and Site Restoration

Depletion and depreciation charges for 2002 totaled $4.38 million compared with $3.01 million the previous year.  This trend is expected to continue as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $6.74/boe compared with $5.55/boe the previous year as the depletion rate grew to 13.16% from 10.63% in 2001.  Gentry's site restoration and reclamation provision for 2002 amounted to $272 thousand compared with $228 thousand the previous year.

Net Income

Net income increased 35% to $2.35 million in 2002 from $1.75 million in 2001.  The per share numbers were $0.11 ($0.10 diluted) in 2002 versus $0.08 ($0.08 diluted) in 2001.  The primary factors in this increase relate to higher net production revenues and Gentry's equity investments.

Impact of Equity Investments on Results of Operations

During 2002, Gentry had a significant investment in Stratic. Gentry began the year owning 37% of Stratic's issued and outstanding shares, but ended the year at 19%, as Stratic issued additional shares pursuant to a financing in December.

As Gentry's equity income (loss) from its investments is recorded in Gentry's consolidated income statement on a one-line basis, the figures only affect Gentry's consolidated net income result and do not affect normal operating revenues, expenses, or cash flow from operations.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

Gross revenue from oil and natural gas production was $16,220,430 in 2001 compared to $13,151,082 in 2000.  2001 production increased over 2000 levels with natural gas averaging 3275 mcf/d at an average price of $5.22/mcf while crude oil and natural gas liquids sales were 937 bbls/d at an average price of $29.19/bbl.  Production numbers for 2000 were 1997 mcf/d at an average price of $5.42/mcf and 837 bbls/d at an average price of $30.12/bbl.  The increase in production was primarily achieved through the amalgamation with Sloane and development drilling at Baldwinton, West Provost and Virden Roselea.

Interest and Other Income

Interest and other income was $147,980 in 2001 compared to $79,965 in 2000.  The primary reason for the increase was the increased processing fees received from the facilities in Provost as well as increased management fees paid by Stratic to the Company.

General and Administrative Expenses

General and administrative expenses increased to $1,978,800 in 2001 compared to $1,485,751 in 2000.  On a barrel of oil equivalent basis, costs increased 5% from $3.48/boe to $3.66/boe.  Increased staffing expenses made up the bulk of the increase while smaller increases across all administrative accounts made up the rest.  Gentry capitalized $756,026 of general and administrative expenses in 2001 compared to $601,469 in 2000.  The capitalized portion correlates to the costs associated with exploration and development activities.

Production Expenses

As expected with the Company's increased production volumes, production expenses also increased.  Costs increased from $3,194,093 in 2000 to $4,414,541 in 2001.  On a unit basis cost, increased from $7.48/boe to $8.16/boe.  The primary reason for this increase is the higher costs associated with the production from Baldwinton, which produces a heavier crude and requires the use of diluent to facilitate its movement and transportation.  Baldwinton accounted for 31% of Gentry's production in 2001.

Royalties

In spite of increased revenues, royalties actually decreased to $2,751,698 in 2001 from $3,072,477 in 2000.  The decrease is largely attributable to two factors – the changing of the Company's oil royalty profile and the reduction in Net Profit Interest ("NPI") royalties.  Crown royalty rates in Saskatchewan were reduced and new oil production in both Saskatchewan and Manitoba benefited from royalty holidays.  For NPI leases, royalties are based on a percentage of net profits rather than as a percentage of gross revenue.  Gross revenues from these leases were lower in 2001 while operating and capital costs were consistent, thereby decreasing the net profits and thus the implied royalty percentage.

Income Taxes

In 2001, Gentry paid $583,557 in current taxes and made a provision for future taxes of $604,724.  In 2000, Gentry paid $629,573 in current taxes and made a provision of $931,334 in future taxes.  The reason for the general decline is the reduction of profitability of the Company in 2001.

Interest Expenses

Interest expense increased 16% to $370,097 in 2001 compared to $319,516 in 2000.  This increase is attributable to the greater utilization of the Company's credit facilities to fund its capital exploration programs as well as the cash payment to shareholders of Sloane when it amalgamated with Gentry.  In 2001, the Company paid an effective interest rate of 5.67% on an average outstanding loan balance of $6.54 million.  This compares to 7.66% on an average balance of $4.17 million in 2000.

Depletion, Depreciation and Site Restoration

Depletion and depreciation charges for 2001 totaled $3,006,610 compared to $2,118,100 the previous year.  This trend is expected to continue as the Company increases its capital programs and asset base.  On a barrel of oil equivalent basis, depletion and depreciation increased to $5.55/boe compared to $4.96/boe the previous year.  Gentry's site restoration and reclamation provision for 2001 amounted to $228,354 compared to $215,330 the previous year.

Net Income

In spite of increased cash flow, net income fell to $1,745,712 in 2001 from $1,986,795 in 2000.  On a per share basis, net income was $0.08 per share versus $0.10 per share in 2000.  Net income would have increased if not for the equity in loss of investments, as discussed below.  The primary factor in this fall was Gentry's equity pick-up of its share of the net loss of Stratic.  Stratic was required to expense the cost of a dry hole that it participated in Gabon.  Pursuant to Gentry's equity interest in the company, Gentry is required to record its proportionate ownership share of any net income or loss in the company.  For 2001, this amounted to $858,088.

The weighted average number of Gentry Shares outstanding was 20,883,082 in 2001 compared to 20,878,731 in 2000.

Impact of Equity Investments on Results of Operations

During 2001, Gentry had significant investments (varying between 35% and 40% depending on the issuance of equity) in two companies, Sloane and Stratic.  The net income of the companies in those two periods resulted in Gentry recording Equity in Income (Loss) of Investments of $(827,612) in 2001 versus $485,002 in 2000.

In 2001, Stratic was required to expense the cost of a dry hole that it participated in Gabon.  Pursuant to Gentry's equity interest in the company, Gentry is required to record its proportionate ownership share of any net income or loss in the company.  For 2001, this amounted to $858,088.  By comparison, Gentry's proportionate share of Stratic's net loss in 2000 (without the expense of a dry hole) was $151,250.

In 2001, Gentry's ownership of Sloane for January and February (the companies amalgamated on March 1, 2001) allowed Gentry to realize equity income from investments of $30,476.  This compares to $636,252 in 2000, which was a full year's income.

As the Gentry's equity income (loss) from its investments in both Sloane and Stratic is recorded in Gentry's consolidated income statement on a one-line basis, the figures only affect Gentry's consolidated net income result and do not affect normal operating revenues, expenses, or cash flow from operations.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

Gross revenue from oil and natural gas production was $13,151,082 in 2000 compared to $6,587,642 in 1999.  2000 production and pricing increased over 1999 levels with natural gas averaging 1997 mcf/d at an average price of $5.42/mcf while crude oil and natural gas liquids sales were 837 bbls/d at an average price of $30.12/bbl.  Production numbers for 1999 were 1374 mcf/d at an average price of $2.81/mcf and 649 bbls/d at an average price of $21.87/bbl.  The increase in production was primarily achieved through a full year of production from the acquisition of Barra Resources Inc and the drilling of development wells in Baldwinton, Saskatchewan.

Interest and Other Income

Interest and other income was $79,965 in 2000 compared to $39,252 in 1999.  The primary reason for this doubling was the increased processing fees received from the facilities in Provost.

General and Administrative Expenses

General and administrative expenses increased to $1,485,751 in 2000 compared to $1,156,536 in 1999.  Increased staffing expenses made up the bulk of the increase while smaller increases across all administrative accounts made up the rest.  Gentry capitalized $601,469 of general and administrative expenses in 2000 compared to $325,221 in 1999.  The capitalized portion correlates to the costs associated with exploration and development activities.

Production Expenses

Production expenses increased 86% in 2000 to $3,194,093 compared to $1,714,608 in 1999.  On a unit equivalent basis, production expenses for 2000 were $7.48 per BOE compared to $5.35 per BOE in 1999. This increase reflects the higher cost producing and transporting the increased volumes of the Company's heavier crude oil at Baldwinton.

Royalties

Royalties were $3,072,477 in 2000 compared to $1,583,345 in 1999.  The increase in royalties reflects both the increased production levels and the higher commodity prices used for the royalty calculations.

Income Taxes

In 2000, Gentry paid $629,573 in current taxes and made a provision for future taxes of $931,334.  In 1999, Gentry paid $1,750 in current taxes and made a provision of $109,965 in future taxes.  The reason for the dramatic increase was the significant increase in profitability of the Company in 2000.

Interest Expenses

Interest expense increased 38% to $319,516 in 2000 compared to $231,038 in 1999.  This increase reflects the increase in the utilization of Gentry's line of credit.

Depletion, Depreciation and Site Restoration

The depletion and depreciation rate in 2000 was 10.19% compared to 9.00% in 1999 while the depletion, depreciation and site restoration provision increased to $2,118,100 in 2000 from $1,594,089 in 1999.  Both increases were largely the result of increased production from the Company's reserve base.  The site restoration component of this provision increased to $215,330 in 2000 from $189,398 in 1999.

Net Income

Net Income was $1,986,795 in 2000 compared to $44,849 in 1999.  On a per share basis, net income was $0.10 per share versus $Nil per share in 1999.  The increase is mainly attributable to the increased production revenues and to a lesser extent the increase in income from investments.

The weighted average number of Gentry Shares outstanding was 20,878,731 in 2000 compared to 19,785,339 in 1999.

Impact of Equity Investments on Results of Operations

During 2000, Gentry had significant investments in two companies, Sloane and Stratic.  The net income of the companies in those two periods resulted in Gentry recording Equity in Income of Investments of $499,684 in 2000.  In 1999, the figure was $39,846, which was based only on Gentry's investment in Stratic.

In 2000, Gentry's 41% ownership of Sloane allowed Gentry to realize equity income from investments of $650,934 based on Sloane's net income of $1,568,893 (there was no equity in income of investments from Sloane in 1999).  As the level of activity in Sloane grew, management believed that the amalgamation of the two companies would allow for the more efficient management of resources and interests held by each company as well as reduce the administrative time and cost of managing two public entities.  The amalgamation was approved by the shareholders of both companies and took effect on March 1, 2001.

In April 1999, Gentry sold its international subsidiary, which at the time was called Gentry International (Africa) Inc, to Stratic in exchange for common shares of Stratic.  Gentry also acquired additional shares from former directors and officers of Stratic, resulting in Gentry holding 40% of the company.

In 2000, Gentry contributed $475,000 to a $1,750,000 financing of Stratic.  As a result, Gentry ownership was reduced to 37%.  In September 2001, Gentry contributed $1,250,000 to a $2,550,000 financing of Stratic.  The financing was completed by the issuance of $0.55 Special Warrants with each Special Warrant entitling the holders to acquire, for no additional consideration, one common share and one-half a share purchase warrant.  Upon conversion of the Special Warrants, Gentry would again own approximately 40% of Stratic.

Stratic's focus is the acquisition and exploration of oil and gas assets in West and North Africa.  Although Gentry has divested its foreign assets, it maintains some international exposure through its investment in Stratic.  As a result of Gentry's divestiture, it is not required to allocate funds for foreign capital expenditures but has indirectly provided partial funding by participating in Stratic's past two financings and maintaining its approximately 40% interest in the company.

Stratic recorded a net loss of US $245,120 in 2000 versus a gain of US $116,132 in 1999.  This resulted in Gentry recording equity income from investments (attributable to Stratic) of Cdn $(151,250) in 2000 versus Cdn $39,846 in 1999.

As the Gentry's equity income (loss) from its investments in both Sloane and Stratic is recorded in Gentry's consolidated income statement on a one-line basis, the figures only affect Gentry's consolidated net income result and do not affect normal operating revenues, expenses, or cash flow from operations.

Risk Management

The Company's operations in Canada render it subject to foreign currency fluctuations, which may materially affect its financial position and results.  Oil is generally sold at prices stated in U.S. Dollars, while costs incurred are paid in the currency of the country in which the activities are undertaken.  At the present time, the Canadian dollar trades at a discount to the U.S. Dollar, but any change in the exchange ratio could affect profitability.  The Company does not expect to engage in currency hedging to offset any risk of currency fluctuations.

In order to manage exposure to fluctuations in oil prices, the Company entered into a forward contract during 2000 fixing the price of oil for 300 barrels per day for the period from January 1, 2001 to December 31, 2001 at Cdn$ 43.69.  Petroleum and natural gas revenues include the gains related to this contract amounted to $391 thousand.  Gentry did not enter into any forward contracts in 2002 and has not done so for 2003.

Impact of Recent Transactions

*

Sloane Petroleums Inc.

When Gentry and Sloane amalgamated on March 1, 2001, Gentry increased its production by approximately 20 bbls/d of oil and 2100 mcf/d of gas.  The additional cash flow and developmental assets of Sloane are leading to a more aggressive exploration and development program for the new Gentry, particularly at Red Willow.

*

Stratic Energy Corporation

The divestiture of foreign exploration prospects to Stratic will have no immediate impact on cash flow to Gentry however it virtually eliminates any further international exploration budgets for Gentry, freeing up cash to dedicate to domestic shorter term revenue generating projects.  Any future value arising from the international prospects will be realized by Gentry through its share position in Stratic.

B.

Liquidity and Capital Resources

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Funds Flow

In 2002, cash flow from operations rose 18% to $7.42 million from $6.27 million the previous year.  This amounts to $0.34 per share ($0.32 diluted) in 2002 versus $0.30 per share ($0.29 diluted) during 2001.  Greater net production revenues enabled the Company to achieve this increase.

Funds flow from financing activities was $1,395,771 versus $5,493,080 in 2001.  The largest component of this change was the decrease in bank debt of approximately $579 thousand (versus an increase of $3.55 million in 2001).

Funds flow from investing activities was $(7,716,287) in 2002 compared to $(10,424,220) in the previous year.  Petroleum and natural gas expenditures in 2002 amounted to $8,620,870 compared to $7,960,299 in 2001. In 2001, the Company also spent $1.73 million on the acquisition of Sloane and a further $1.25 million as an investment in Stratic.

Liquidity and Capital Resources

After the financing in December, which saw 1,000,000 common shares issued at $1.40 per share (with warrants to acquire 500,000 shares at $1.75 per share) and 1,000,000 flow-through shares issued at $1.65 per share, Gentry ended the year with 23,783,263 shares outstanding.  Other changes to share capital during the year included the issuance of 207,500 shares pursuant to the exercise of stock options ($0.51 per share) and the repurchase of 741,580 shares ($1.23 per share) pursuant to the Company's normal course issuer bid.

Gentry's net debt (bank debt less working capital) decreased to $7.22 million at the end of the year from $7.82 million at the start of the year.  Although capital expenditures were greater than cash flow, the year-end financing was responsible for lowering the debt.  Gentry's credit limit currently stands at $12 million and is reviewed annually.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Funds Flow

Funds flow from operations was $6,269,717 in 2001 compared to $4,529,637 in 2000.  This increase is primarily a result of increased production rates resulting in higher production revenues.

Funds flow from financing activities was $5,493,080 versus $(1,538,205) in 2000.  The largest components of this change were the increase in long-term debt of approximately $3.5 million (versus a reduction of almost $1 million in 2000) and issuance of share capital of approximately $2.8 million ($0.2 million in 2000).

Funds flow from investing activities was $(10,424,220) in 2001 compared to $(3,797,767) in the previous year.  Petroleum and natural gas expenditures in 2001 amounted to $7,960,299 compared to $3,378,876 in 2000.  In 2000, the capital expenditure programs were primarily focused on expanding the Company's existing properties through development drilling rather than exploratory drilling.  However, in 2001 the capital expenditure programs also included a significant exploratory drilling component.  In 2001, the Company also spent $1.7 million on the acquisition of Sloane and a further $1.25 million as an investment in Stratic.

Liquidity and Capital Resources

As at December 31, 2001, Gentry had drawn on $7.6 million of its $12.0 million revolving operating loan facility.  The working capital deficiency for Gentry was $247,602.

The Company believes that it has working capital sufficient for its requirements.  Notwithstanding the deficiency noted above, the Company's revolving operating facility with Toronto Dominion Bank, discussed below under " -- Current Indebtedness," provides that, in computing the Company's current ratio (or working capital) for the Bank, the Company may apply the undrawn portion of its credit facility to cash, thereby effectively increasing long-term debt but increasing working capital for reporting purposes.

Issuance of Common Shares

In 2001, the following Common Shares were issued:

Issued 1,808,549 flow-through shares @ $1.55/share (amount received by the Company was $2,803,250.95).

Issued 498,118 shares @ a deemed value of $0.80/share on amalgamation with Sloane Petroleums Inc.

Issued 385,000 shares @ an average price of approximately $0.52/share on the exercise of stock options (amount received by the Company was $198,717.00).

Common Share Buyback Programs

Pursuant to NCIBs, the Company acquired 962,754 Common Shares during 2001 for an aggregate cost of $998,414.  The Common Share purchases in 2001 were made pursuant to NCIBs covering the period August 10, 2000 - August 9, 2001 (as to 789,754 shares at an aggregate cost of $837,155) and August 10, 2001 - August 9, 2002 (as to 173,000 shares at an aggregate cost of $161,259).

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Funds Flow

Funds flow from operations was $4,529,637 in 2000 compared to $1,939,617 in 1999.  This increase was primarily a result of increased production rates and commodity prices resulting in higher production revenues.

Funds flow from financing activities was $(1,538,205) versus $1,143,196 in 1999.  The largest component of this change was the paydown of nearly $1,000,000 in long-term debt in 2000 compared to an increase of $1.4 million in 1999.

Funds flow from investing activities was $(3,797,767) in 2000 compared to $(3,094,144) in the previous year.  Petroleum and natural gas expenditures in 2000 amounted to $3,378,876 compared to $3,418,029 in 1999.  In both years, capital expenditure programs were primarily focused on expanding the Company's existing properties through development drilling rather than exploratory drilling.

Liquidity and Capital Resources

As at December 31, 2000, Gentry had drawn on $4.0 million of its $8.5 million revolving operating loan facility.  The working capital deficiency for Gentry was $735,392.

Issuance of Common Shares

In 2000, the following Common Shares were issued:

Issued 518,750 shares @ $0.40/share on the exercise of share purchase warrants (amount received by the Company was $207,500.00).

Issued 30,000 shares @ $0.50/share on the exercise of stock options (amount received by the Company was $15,000.00).

Common Share Buyback Programs

Pursuant to NCIBs, the Company acquired 1,222,500 Common Shares during 2000 for an aggregate cost of $765,086.  The Common Share purchases in 2000 were made pursuant to NCIBs covering the period July 26, 1999 - July 25, 2000 (as to 613,000 shares at an aggregate cost of $340,186) and August 10, 2000 - August 9, 2001 (as to 609,500 shares at an aggregate cost of $424,900).

Current Indebtedness

The Company currently has a $12,000,000 revolving operating facility with the Toronto Dominion Bank.  The facility was increased to that level as of November 28, 2001, from its previous level of $10,500,000 where it had been since mid-September 2001.  The facility, which the Company has had since December 1990 (originally at $500,000), was $8,500,000 at December 31, 2000 and $5,000,000 at December 31, 1999.  The outstanding balance is due on demand and is secured by a $12,000,000 first and floating charge demand debenture on all of the Company's property and assets, a general assignment of book debts, a general security agreement covering all of the Company's present and after-acquired personal property, and an assignment of certain specific properties of the Company.  Interest on loan advances under the facility is payable monthly at the lender's prime rate.  The facility is subject to annual review and is subject to the following terms:

*

The Company is required to maintain a current ratio of not less than one to one.  For the Bank's purposes, the undrawn portion of the facility may be added to cash.  In other words, the Bank allows Gentry to calculate its current ratio by adding the difference between the maximum revolving facility (in this case $12,000,000) and the amount actually outstanding and owing under the facility, to its cash position thereby effectively increasing its current ratio for the bank's reporting purposes.

*

The Company may not incur any Term Debt in excess of $200,000 outstanding at any time.

*

The Company may not dispose of its oil and gas assets with a value in excess of $1,000,000 per annum without the prior written consent of the Bank.

Material Commitments

Gentry's only material commitment is to expend and renounce to investors $1,543,942 of Canadian Exploration Expenditures prior to December 31, 2003.  As of April 30, 2003, Gentry has incurred approximately $1,300,000 of the expenditures.

Capital budgets for the Company's Canadian properties are set on a yearly basis by the operators of the properties and subsequently voted on by the working interest partners.

C.

Research and Development, Patents and Licenses

As the Company is an oil and gas exploration and production company, the information required by this section is inapplicable.

D.

Trend Information

During the first quarter of 2003, both crude oil and natural gas were in an upward trend in the commodity price cycle.  For crude oil, this upward pricing trend began in late 2002 with production disruptions in Venezuela, followed by the addition of a "war premium" from concerns over Iraqi production curtailments.  Layered on top of these factors has been a drawdown on OECD storage levels, especially in the United States.  Since the recent U.S.-led invasion of Iraq, the premium on crude oil has fallen off by more than 25%.  Tensions in the Middle East are continuing to put pressure on the market fundamentals of supply, demand and inventories.  While there appears to still be an abundant supply of oil in the world, it remains highly concentrated and therefore susceptible to the influence of organizations such as OPEC.  Rejuvenation and development of Iraqi reserves will take enormous capital, not to mention the capital required to increase non-OPEC production.  This in turn has implicit assumptions for potential returns on capital and hence, oil prices.  While crude prices will continue to cycle through pricing highs and lows in response to world events, and OPEC's response to those events, Company management believes that the basic market fundamentals remain strong.

 North American gas markets are not tied to the geopolitical framework of OPEC and its production quotas and pricing policies.  Rather, market fundamentals in North America drive prices.  Over the past winter, prices remained strong due to continuing supply concerns in North America.  Prior to last winter, storage volumes were at an all-time high.  However, the cold winter experienced across much of North America this year has reduced storage to abnormally low levels.  With the large amount of storage to be refilled this summer and continuing demand from the United States, Company management expects to see prices remain strong.  These positive market fundamentals and increased social and environmental awareness have led Gentry to focus its capital programs weighted toward a gas-driven strategy.

39

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the names and addresses of Directors and Officers of the Company, their positions and offices with the Company and the date of commencement of their terms.

Name and Address	Positions and Offices with the Company	Term in Office
Hugh G. Ross Calgary, Alberta	President, Chief Executive Officer and Director	President (Dec. '90 -- present); CEO (May '94 -- present); Director (June '88 -- present).
Ketan Panchmatia Calgary, Alberta	Secretary/Treasurer and Chief Financial Officer	Secretary/Treasurer (Dec. '90 -- present); CFO (Apr. '96 -- present)
R. Gordon McKay Calgary, Alberta	Vice-President, Exploration and Operations and Chief Operating Officer	Vice President (June '96 -- present); Chief Operating Officer (May '01 -- present)
Michael Halvorson Edmonton, Alberta	Director	Aug. '94 -- present
A. Bruce Macdonald Calgary, Alberta	Director	Nov. '95 -- present
George T. Hawes Plandome, New York	Director	Dec. '99 -- present
Walter O'Donoghue Calgary, Alberta	Director	May '98 -- present

There are no arrangements or understandings between any directors or officers and any other person pursuant to which the director or officer was selected as a director or officer.

Management

Hugh G. Ross

Mr. Ross has served as President of the Company since December 1990, Chief Executive Officer of the Company since May 1994, and a Director of the Company since June 1988.  Mr. Ross earned a Bachelor of Arts degree in Political Science in 1980 from the University of Calgary, and shortly after graduating, joined Gentry's predecessor company.  Mr. Ross has held various positions within the Company, from Corporate Secretary and Junior Landman to Land Manager and Vice President.  Additionally, he has served as Chief Executive Officer of Sloane Petroleums Inc. (formerly known as Northwind Ventures Ltd.) since 1994, President since 1990, and a Director since 1987 all through to its amalgamation with Gentry in March 2001.  He has served as President of Winslow Resources Inc. since 1990 and a Director of that corporation since 1986, and as President, Chief Executive Officer, and a Director of Stratic Energy Corporation since April 1999.

Ketan Panchmatia

Mr. Panchmatia has served as Chief Financial Officer of the Company since April 1996.  After obtaining his Bachelor of Management degree from the University of Lethbridge in 1988, Mr. Panchmatia joined the national accounting firm of Deloitte & Touche, Chartered Accountants.  Mr. Panchmatia started with Gentry in March 1990 as Controller, and in December 1990 assumed the role of Secretary and Treasurer of the Company.  He earned his CMA (Certified Management Accountant) designation in October 1992.  Mr. Panchmatia has served as Secretary/Treasurer and Controller of both Sloane Petroleums Inc. (formerly known as Northwind Ventures Ltd. which, as Sloane, amalgamated with Gentry in March 2001) and Winslow Resources Inc. since 1990, and as Chief Financial Officer, Secretary and Treasurer of Stratic Energy Corporation since April 1999.

R. Gordon McKay

Mr. McKay has served as the Company's Vice President of Exploration and Operations since June 1996 and Chief Operating Officer since May 2001.  Mr. McKay holds a Bachelor of Environmental Studies degree from the University of Waterloo.  He is a member of the Society of Exploration Geophysicists and the Canadian Society of Petroleum Geologists.  Prior to joining the Company in June 1993 as a Senior Geophysicist, Mr. McKay was employed as a geophysicist with a seismic processing firm, then as a senior geophysicist with Petro-Canada Inc.

Directors

Michael Halvorson

Mr. Halvorson has served as a Director of the Company since August 1994.  Since 1980, he has been the President of Halcorp Capital Ltd., a private corporation specializing in corporate finance and corporate development in the resource industry.  Mr. Halvorson has also been involved in various aspects of the securities business since 1967.  He serves as a Director for Viceroy Resources Corporation and Trillion Resources Ltd., both of which focus on gold mining and exploration in North America and Africa, and was a Director of Sloane Petroleums Inc. (formerly known as Northwind Ventures Ltd.) until its amalgamation with Gentry in March 2001.

A. Bruce Macdonald

Mr. Macdonald has served as a Director of the Company since November 1995.  He has been the President of Stoneyfell Investments Inc., a private consulting firm, since July 1996.  Mr. Macdonald holds a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines.  He has 40 years of experience in the oil and gas industry in Canada, the U.S. and Australia.  Previously, he served as Executive Vice President of Andex Oil Co. Ltd., and its successor.  Mr. Macdonald was also a Director of Sloane Petroleums Inc. (formerly known as Northwind Ventures Ltd.) until its amalgamation with Gentry and remains a Director of Stratic Energy Corporation.

George T. Hawes

Mr. Hawes was appointed to the Board of Directors in December 1999.  Mr. Hawes obtained a B.B.A. in Accounting from the University of Notre Dame and has over thirty years business and financial experience.  He is currently the President of G.T. Hawes & Co., Inc., a real estate brokerage firm based out of Plandome, New York.

Walter B. O'Donoghue

Mr. O'Donoghue was appointed to the Board of Directors in May 1998.  He is a partner at the law firm of Bennett Jones and sits on a number of Boards including Gibson Petroleum Company Limited, a mid-sized oil and gas company, and Athabasca Oil Sands Investments Inc., a mid-sized oil and gas limited partnership management company.

B.

Compensation

The following table sets forth the annual, long term and other compensation paid by the Company for each of the last three (3) financial years ended December 31, 2002, 2001 and 2000 to Hugh G. Ross, President and Chief Executive Officer, R. Gordon McKay, Vice President, Exploration and Operations and Chief Operating Officer, and Ketan Panchmatia, Vice President, Finance and Chief Financial Officer (the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation			Long Term Compensation (1)
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Hugh G. Ross, President & CEO(2)	2002	$190,250	$38,000	$8,174	Nil	Nil	Nil	Nil
	2001	$175,650	$35,000	$10,139	50,000	Nil	Nil	Nil
	2000	$132,300	$40,000	$5,062	32,500	Nil	Nil	Nil
R. Gordon McKay, Vice President, Exploration & Operations & COO	2002	$148,500	$26,000	$837	Nil	Nil	Nil	Nil
	2001	$135,500	$25,000	$362	50,000	Nil	Nil	Nil
	2000	$106,950	$20,000	$343	25,000	Nil	Nil	Nil
Ketan Panchmatia, Vice President, Finance, & CFO	2002	$129,000	$23,000	$636	Nil	Nil	Nil	Nil
	2001	$114,000	$20,000	$172	50,000	Nil	Nil	Nil
	2000	$89,400	$20,000	$154	25,000	Nil	Nil	Nil

Notes:

(1)

The Company has not issued any stock appreciation rights, restricted shares or restricted share units; does not have any long-term incentive plans ("LTIP") nor made any similar payments; and does not have any pension or retirement plans.

(2)

Mr. Ross, in his capacity as a director of the Company, also received certain director's fees during the financial years ended December 31, 2002, 2001 and 2000.  See "Compensation of Directors".

Options Granted During the Most Recently Completed Financial Year

No stock options were granted to Named Executive Officers by the Company during the financial year ended December 31, 2002.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information concerning options exercised during the financial year ended December 31, 2002 and the value of unexercised options as at December 31, 2002:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2002 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at December 31, 2002 ($) Exercisable/ Unexercisable
Hugh G. Ross, President & CEO	25,000	$21,500	540,834/16,666	470,875/10,500
R. Gordon McKay, Vice President, Exploration & Operations & COO	Nil	Nil	183,334/16,666	156,750/10,500
Ketan Panchmatia, Vice President, Finance & CFO	Nil	Nil	233,334/16,666	199,750/10,500

The value of the unexercised options at December 31, 2002 was based on the closing price of the Common Shares on the Toronto Stock Exchange as at December 31, 2002, being $1.40.

Employee Share Ownership Plan

The Company has instituted an Employee Share Ownership Plan effective January 1, 2003 in which all employees of the Company resident in Canada, including the Named Executive Officers, are eligible to participate.  The Company matches the employee's contribution in an amount not exceeding 5% of the employee's annual salary from and after January 1, 2003, excluding any bonuses or other payments, perquisites or benefits.  Both the employee's and the Company's contributions are invested exclusively in treasury common shares of the Company thereby aligning the interests of employees with those of the shareholders of the Company.

Termination of Employment, Change-in-Control and Employment Contracts

The Company has no employment contracts with any employees, including any Named Executive Officers, respecting the resignation, retirement or other termination of employment of any employees, including any Named Executive Officers, or a change-in-control of the Company.

The Company has implemented an Employment Termination Compensation Plan effective January 1, 2002 (the "Plan") which provides that in the event of a change-in-control of the Company each employee of the Company, including Named Executive Officers, shall be entitled to specified compensation (which is a function of the annual regular salary and the number of years of service of an employee) for the termination of his employment by the Company without "just cause" (as defined in the Plan) or by the employee for "good reason" (as defined in the Plan) within a period of six (6) months after the date of a change-in-control.

As used in the Plan, "change-in-control" of the Company means any change in the registered holdings and/or beneficial ownership of the common shares of the Company as a result of which a person or a group of persons or persons acting jointly or in concert or persons associated or affiliated with any such person(s) or group(s) within the meaning of the Canada Business Corporations Act are in a position to exercise effective control of the Company, provided that any such person(s) or group(s) directly or indirectly holding and/or owning and/or controlling common shares of the Company in excess of the number that would entitle such person(s) to cast more than 50% of the votes attaching to all common shares of the Company that may be cast to elect directors of the Company shall be deemed to be in a position to exercise effective control of the Company.

Under the Plan, termination of employment includes the occurrence of the following after a change-in-control:

(a)

any material change in the employee's office or employment;

(b)

any material change in the nature or scope of duties;

(a)

any requirement without the employee's agreement to change his place of employment;

(b)

any reduction in the employee's remuneration;

(e)

any withdrawal of benefits or privileges of employment; or

(f)

any exclusion from any incentive compensation plans in which employee was a participant.

The Plan is not in substitution for or replacement of any additional or other compensation to which an employee, including any Named Executive Officer, may be entitled under statute or common law and no legal rights of any employee, including any Named Executive Officer, are adversely affected by the Plan.

The aggregate cash compensation (including salaries, fees, director's fees, commissions, bonuses paid for services rendered during the fiscal year ended December 31, 2002, bonuses paid during the fiscal year ended December 31, 2002, for services rendered in a previous year, and any compensation other than bonuses earned during the fiscal year ended December 31, 2002, the payment of which was deferred) paid to the Directors and Executive Officers of the Company by the Company and its subsidiaries for services rendered during the fiscal period ended December 31, 2002, was $744,308.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Compensation of Directors

The directors of the Company were paid an annual fee of $10,000 by the Company, $1,000 per board meeting and $500 per committee meeting for services in their capacity as directors of the Company during the financial year ended December 31, 2002.

Management Services Contracts

Hawkeye Resources Ltd. provides certain management services to the Company.  Pursuant to an Engineering Consulting Agreement with the Company (currently dated as of April 1, 2002), Hawkeye Resources received consulting fees in the aggregate amount of $75,500 during the financial year ended December 31, 2002.  The Agreement was amended as of April 1, 2003 to provide for compensation to Hawkeye Resources of $5,000.00 per month.  For the previous 12-month period, compensation was $4,666.67 per month under the Agreement.

A. Bruce Macdonald, a director of the Company, is a controlling shareholder, director and officer of Hawkeye Resources Ltd.  It provides management advisory and consulting services to the Company including consulting on engineering matters relating to drilling prospects and property acquisitions in western Canada.  Such management services are in addition to Mr. Macdonald's duties and responsibilities as a director of the Company.

Stock Options Granted to and Exercised by Directors

No stock options were granted to directors of the Company during the financial year ended December 31, 2002.

No stock options were exercised by directors of the Company during the financial year ended December 31, 2002 other than by Mr. Hugh G. Ross who exercised stock options to acquire 25,000 Common Shares at $0.50 each having a value of $1.36 each when acquired.

C.

Board Practices

Tenure of Board of Directors

Directors are elected at each Annual General Meeting of Shareholders to hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated by death, removal or other cause in accordance with the Articles of the Company.

No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment.

Audit and Risk Management Committee

The Audit and Risk Management Committee is comprised of three directors, namely George T. Hawes, A. Bruce Macdonald and Michael Halvorson.  It monitors audit functions and the preparation of financial statements and discusses with management and the independent auditors all significant accounting matters.

The objectives of the Audit and Risk Management Committee are to help directors discharge their duties and responsibilities, especially accountability; to provide better communication between directors and the external auditor; to enhance the external auditor's independence; to ensure the credibility and objectivity of financial reports; and to strengthen the role of the external directors by facilitating in depth discussions between the Committee, senior management and the external auditor.  The Committee's duties include review and reporting to the Board, as appropriate, concerning matters including:  annual audited financial statements; Company disclosure documents; senior management reports about litigation or claims; Company insurance coverage; and Company safety, health and environmental compliance policies.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee is comprised of two directors, namely, Michael Halvorson and A. Bruce Macdonald, who make recommendations to the Board of Directors respecting the compensation of directors, officers and employees and the granting of stock options to directors, officers and employees of the Company.  The Committee's duties include review and reporting to the Board, as appropriate, concerning matters including:  general compensation policy for the Company; compensation of and performance appraisals of the Chief Executive Officer; employee compensation; employee benefit plans including equity ownership plans; senior management organization and succession plans; and director compensation.

D.

Employees

The breakdown of employees at the end of 2002, 2001, and 2000 was as follows:

Department	2002	2001	2000
Land	2	2	2
Accounting	4	4	3
Exploration	5	5	4
Administration	3	3	3
Total	14	14	12

All employees work in Calgary, Alberta.  No employees are members of labor unions.  The Company has only one temporary employee at the present time.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Shares Beneficially Owned Directly or Indirectly and Percentage Ownership of Shares (1)	Number of Common Shares Subject to Option	Purchase Price (if any)	Exercise Price ($)	Expiry Date
Hugh G. Ross, President & C.E.O.	1,905,204 Direct 337,303 Indirect 432,500 (Options exercisable within 60 days) 11.0%	350,000 50,000 32,500 50,000 482,500	N/A	$0.52 1.34 0.45 0.77	July 8, 2004 Apr. 24, 2008 Feb. 16, 2010 Mar. 13, 2011
A. Bruce Macdonald, Director	190,500 Direct 57,500 Indirect 107,500 (Options exercisable within 60 days) 1.5%	50,000 32,500 75,000 157,500	N/A	$1.34 0.45 0.77	Apr. 24, 2008 Feb. 16, 2010 Mar. 13, 2011
George T. Hawes, Director	2,218,150 Direct 125,000 (Options exercisable within 60 days) 9.7%	50,000 75,000 50,000 175,000	N/A	$1.34 0.45 0.77	Apr. 24, 2008 Feb. 16, 2010 Mar. 13, 2011

Stock Option Plan

The Company has adopted a Stock Option Plan (the "Plan") for directors, officers, full-time employees and consultants of the Company, as amended by the Company's Board of Directors and ratified by the Company's shareholders on May 31, 2002, which permits the granting of options to purchase up to a maximum of 4,300,000 Common Shares.  The number of options and the exercise price thereof is set by the Board of Directors of the Company at the time of grant provided that the exercise price shall not be less than the market price of the Common Shares on the stock exchange on which such shares are then traded less the discount permitted by the rules of any stock exchange or other regulatory body having jurisdiction.  The options granted under the Plan are exercisable for a period of ten years, and may vest at such time as the Board of Directors of the Company may determine at the time of grant, subject to the rules of any stock exchange or other regulatory body having jurisdiction.

The aggregate number of Gentry Shares subject to options, outstanding as of May 31, 2003, and those available for issuance would be 2,679,166 representing approximately 11.2% of the issued and outstanding Gentry Shares.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the names of the only shareholders who, to the knowledge of management of the Company, as of May 31, 2003 beneficially own more than five percent (5%) of any class of the Company's voting securities:

Name and Address	Number of Common Shares Beneficially Owned (1)	Percentage of Class (1)
Hugh G. Ross, President & CEO, Calgary, A.B., Canada	2675,007 (2)	11.0%
George Hawes, Director, Plandome, NY	2,343,150 (3)	9.7%

(1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2003, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 23,971,569 Common Shares outstanding as of May 31, 2003.

(2)  Includes 432,500 shares which may be acquired upon the exercise of stock options that are exercisable within 60 days of May 31, 2003.

(3)  Includes 125,000 shares which may be acquired upon the exercise of stock options that are exercisable within 60 days of May 31, 2003.

There has been no major change in ownership of Common Shares during the past three years.

No shareholder has special rights with respect to its Common Shares beyond those rights accorded all shareholders of the Company's Common Shares.

On May 31, 2003, 3,966,664 Common Shares were held by 25 registered holders in the United States.  The Company is not listed for trading on any securities exchange in the United States.

To the best of its knowledge, the Company is not directly or indirectly controlled by another corporation, a foreign government and no stockholder owns more than five percent (5%) of its voting stock except as set forth above.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.

Related Party Transactions

Listed below are the only material transactions that were effected within the past three years (or are proposed) between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

1.

Northwind Transaction

On December 12, 1997, the Company entered into a letter agreement (as amended) (the "Northwind Agreement") with Northwind Ventures Ltd. ("Northwind") whereby the Company agreed to sell certain minor oil and gas assets to Northwind.  The Northwind Agreement would be effective as of January 1, 1998, and provides for the Company to assign its interests in seven oil and gas properties (the "Minor Properties") to Northwind in exchange for 1,992,592 post-consolidated shares of Northwind at a deemed price of $0.27 per post-consolidated share for an aggregate purchase price of approximately $538,000.  For more specific information regarding the Northwind transaction, see "Item 4.  Information on the Company -- A.  History and Development of the Company -- Corporate Development over the Last Five Years -- Developments in 1998 -- Northwind Transaction."

Northwind is a non-arm's length company, and after its reorganization, it had five common directors.  Mr. Hugh G. Ross was the President, Chief Executive Officer, and a Director of Northwind and the President, Chief Executive Officer and a Director of the Company.  Mr. Gerald N. Ross was a Director of both Northwind and the Company.  The other three common Directors at that time were Michael Halvorson, Frank O. Ceh and A. Bruce Macdonald.  Upon completion of the Northwind transaction and the reorganization of Northwind, the Company owned approximately 44% of Northwind's post-consolidated shares.  At the time that the transaction was entered into, insiders of the Company and Northwind owned 20% of the Company and 23.9% of Northwind.

Northwind purchased the oil and gas assets from Gentry on the basis of an independent engineering evaluation of the assets.  The Company believes the consideration paid was comparable to the consideration that would have been achieved had it been an arms-length transaction at the completion of the re-organization, Northwind was renamed Sloane Petroleums Inc.

On March 1, 2001, the Company amalgamated with Sloane following the approval of the shareholders of both companies on February 28, 2001.  At the time of the amalgamation Gentry owned approximately 37% of Sloane while insiders of Gentry owned another 18%.  All insiders and Gentry refrained from voting on the amalgamation.

Each Sloane shareholder received $0.72 cash and 0.1 common shares of Gentry at a deemed price of $0.80 per share, for each share of Sloane held.  See "Item 4.  Information on the Company -- A.  History and Development of the Company -- Corporate Development over the Last Five Years -- Developments in 2001."

2.

Hawkeye Resources Ltd. Engineering Consulting Agreement

The Company is a party to an Engineering Consulting Agreement with Hawkeye Resources Ltd., pursuant to which Hawkeye Resources provides certain management advisory and consulting services to the Company.  A. Bruce Macdonald, a director of the Company, is a controlling shareholder, director and officer of Hawkeye Resources.  For more information concerning this Agreement, see "Item 6.  Directors, Senior Management and Employees of the Company -- B.  Compensation -- Management Services Contracts."

Conflicts of Interest

There are potential conflicts of interest to which the Directors and officers of the Company will be subject to in connection with the operations of the Company.  Some of the Directors may be or may become engaged in other oil and gas industry interests on their own behalf and on behalf of other corporations, and situations may arise where the Directors and officers will be in direct competition with the Company.  Conflicts, if any, will be subject to the procedures and remedies under the Canada Business Corporations Act  ("CBCA").

Certain Directors of the Company are associated with other oil and gas companies, which may give rise to conflicts of interest.  See "Item 3.  Key Information -- D.  Risk Factors -- Conflicts of Interest".  In accordance with the CBCA, Directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve the contract.  In addition, the Directors are required to act honestly and in good faith with a view to the best interests of the Company.

Indebtedness of Directors and Senior Officers

None of the directors or officers of the Company are, or at any time since the beginning of the last completed financial year of the Company has been, indebted to the Company or any of its subsidiaries.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the following audited consolidated financial statements of the Company:  (i) as to the years ended December 31, 2002 and 2001 (the "2002 Financial Statements"), Auditors' Report dated March 14, 2003, Consolidated Balance Sheets as at December 31, 2002 and 2001, Consolidated Statements of Income and Retained Earnings (Deficit) for the Years Ended December 31, 2002 and 2001, and Consolidated Statements of Cash Flow for the Years Ended December 31, 2002 and 2001, as well as Notes to the Consolidated Financial Statements for the Years Ended December 31, 2002 and 2001; and (ii) as to the years ended December 31, 2001 and 2000 (the "2001 Financial Statements"), Auditors' Report dated March 19, 2002, Consolidated Balance Sheets as at December 31, 2001 and 2000, Consolidated Statements of Income and Retained Earnings (Deficit) for the Years Ended December 31, 2001 and 2000, and Consolidated Statements of Cash Flow for the Years Ended December 31, 2001 and 2000, as well as Notes to the Consolidated Financial Statements for the Years Ended December 31, 2001 and 2000.  The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 12 to the 2002 Financial Statements and Note 12 to the 2001 Financial Statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

No material legal proceedings are pending to which the Company is a party or of which any of its properties is the subject.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9

THE OFFER AND THE LISTING

A.

Offer and Listing Details

From November 13, 1995 to present, the Common Shares have been listed for trading on The Toronto Stock Exchange (the "TSX"; until recently abbreviated "TSE").  The following table sets out the high and low closing prices and the total trading volumes for the indicated periods, as reported by the TSX.

The following table sets out the annual high and low market prices of the Common Shares on the TSX during the last five fiscal years:

	HIGH (Cdn. $)	LOW (Cdn. $)
1998	1.51	0.21
1999	0.64	0.22
2000	0.95	0.26
2001	1.50	0.65
2002	1.48	1.03

The following table sets out the market price range of the Common Shares for the last two years by fiscal quarter on the TSX.

	HIGH (Cdn. $)	LOW (Cdn. $)
2001
First Quarter	0.90	0.65
Second Quarter	1.47	0.87
Third Quarter	1.19	0.81
Fourth Quarter	1.50	0.70
2002
First Quarter	1.40	1.05
Second Quarter	1.37	1.03
Third Quarter	1.48	1.24
Fourth Quarter	1.48	1.25
2003
First Quarter	1.75	1.36
Second Quarter (through May 31/03)	1.65	1.34

The following table sets out the high and low market prices of the Common Shares on the TSX for the last six months:

	HIGH (Cdn.$)	LOW (Cdn.$)
December 2002	1.45	1.25
January 2003	1.75	1.36
February 2003	1.70	1.40
March 2003	1.72	1.41
April 2003	1.55	1.34
May 2003	1.65	1.34

On May 31, 2003 the closing price of the Common Shares on the TSX was $1.63.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company's Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX").

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company's constituent documents corresponding to a memorandum and articles of association are its Articles of Amalgamation and By-Laws, respectively.

1.  The Company's objects and purposes as set forth in its Memorandum and Articles:

The Company's By-Laws and Articles are silent as to the Company's objects and purposes.

2.  Matters relating to Directors of the Company:

(a)  Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

Section 4.19 of the Company's By-Laws state that, "A director of officer who is party to, or who is a director of officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the [Canada Business Corporations] Act.  A director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act."

(b)  Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Section 4.20 of the Company's By-Laws states that, "The directors shall be paid such remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof."

(c)  Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Section 3.01 of the Company's By-Laws states that, "…the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

a) borrow money upon credit of the Corporation;

b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation."

Section 3.02 further provides that, "The board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation."

(d)  The Company's By-Laws and Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e)  The Company's By-Laws and Articles are silent with regard to the number of shares, if any, required for qualification:

3.  Rights, preferences and restrictions attaching to each class of shares:

(a)  Dividend rights, including time limit after which dividend entitlement lapses

According to Section Nine of the By-Laws of the Company, the board may declare dividends payable to shareholders according to their respective rights and interest in the Company.  Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.

(b)  Voting rights; staggered re-election intervals; cumulative voting

According to the Articles and By-Laws of the Company, each Common Share of the Company entitles the holder to one vote at any Annual, General or Special Meeting of Shareholders of the Company.  The Company's By-Laws provide for election of directors each year at the Annual Meeting of Shareholders.  Shareholders of the Company do not have cumulative voting.

(c)  Rights to share in surplus in event of liquidation

In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities.

(d)  Other

There are no provisions discriminating against any existing or prospective holder of Common Shares of the Company as a result of such shareholder owning a substantial number of Common Shares.

4.  Actions necessary to change the rights of holders of the Company's stock:

The Articles and By-Laws of the Company are silent in this regard.

5.  Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Annual Meeting

Section 10.01 of the By-Laws of the Company state, "The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting."

Special Meeting

Section 10.02 of the By-Laws of the Company state, "The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time."

6.  Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be  an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction.  In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA.  "WTO investor" generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2002 WTO Review Threshold was $218,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO  investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $218,000,000 (in 2002) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(a)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)

the effect of the investment on exports from Canada;

(c)

the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)

the effect of the investment on competition within any industry or industries in Canada;

(f)

the compatibility of the investment with national industrial, economical and cultural policies;

(g)

 the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)

the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister).  On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

7.  Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the By-Laws or Articles of the Company.

8.  Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia, Alberta and Ontario Securities Acts provide that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer.  The British Columbia, Alberta and Ontario Securities Acts also provide for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer.  This insider report must be filed within 10 days after the end of the month in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above.  Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act.  This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

9.  Significant differences between law applicable to the Company and law of the United States.  See 8, above.

C.

Material Contracts

The Company has not entered into any material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years, except for the agreements with Stratic, concerning provision by the Company of unsecured credit facilities to Stratic, and the Business Combination Agreement and Amalgamation Agreement, each dated November 22, 2000, between the Company and Sloane, concerning the amalgamation of Gentry and Sloane in 2001.  These agreements are discussed under "Item 4.  Information on the Company -- A.  History and Development of the Company -- Corporate Development over the Last Five Years -- Developments in 2000" and " -- Developments in 2002" (as to the Stratic credit facility) and "-- Developments in 2001" (as to the amalgamation of the Company and Sloane).  In addition, the Company is a party to an Engineering Consulting Agreement with Hawkeye Resources Ltd., pursuant to which Hawkeye Resources provides certain management advisory and consulting services to the Company.  A. Bruce Macdonald, a director of the Company, is a controlling shareholder, director and officer of Hawkeye Resources.  For more information concerning this Agreement, see "Item 6.  Directors, Senior Management and Employees of the Company -- B.  Compensation -- Management Services Contracts."

D.

Exchange Controls

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

E.

Taxation

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of Common Shares of the Company by a holder of one or more Common Shares (the "Holder") who is a resident in the United States and holds common shares solely as capital property.  This summary is based on the current provisions of the Income Tax Act (Canada), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof (the "Tax Act"), and on the current provisions of the Canada - U.S. Income Tax Convention, 1980 (the "Treaty").  It has been assumed that all currently proposed amendments to the Tax Act will be enacted as proposed and that there is no other relevant change in any governing law.

Every Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the Holder on the Holder's Common Shares.  Under the Treaty, the rate of withholding tax is, if the Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, 6% in 1996 and 5% thereafter, and in any other case 15%, of the gross amount of the dividend.

Pursuant to the Tax Act, a Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a Common Share, including a deemed disposition on death, provided either that the Holder did not hold the Common Share as capital property used in carrying on a business in Canada, or that neither the Holder nor persons with whom the Holder did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

Subject to certain limited exceptions, a Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a Common Share will generally be exempted for Canadian tax under the Treaty.  Any holder who is a former resident of Canada may have different Canadian tax considerations and should obtain specific tax advice.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct or trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at-the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.   This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company's gross income for such year was derived from certain passive sources, the Company would be treated as a "foreign personal holding company".  In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company's tax year or the last date on which the Company was a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Shareholder Election

These adverse tax consequences may be avoided, if the U.S. Holder has elected to treat the PFIC as a qualified electing fund (a "QEF") with respect to that U.S. Holder effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. Holder's holding period.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year (i.e. a timely QEF election), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must generally recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the U.S. Holder holds stock in the PFIC on that day, and (ii) the U.S. Holder can establish the fair market value of the PFIC stock on that day.  The U.S. Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to U.S. shareholders of a QEF.

In general, U.S. shareholders of a QEF are taxable currently on their pro rata share of the QEF's ordinary income and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.

Mark to Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Company. If the Company is both a PFIC and controlled foreign corporation. the company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.  In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statement by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Copies of the Company's exhibits and documents are available for inspection at the Company's registered office located at 101 6th Avenue S.W., Suite 2500, Calgary, Alberta, Canada T2P 3P4.

I.

Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

The Company is a "Small Business Issuer" as such term is defined in Rule 12b-2 under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities.  There has been no change in the trustees or paying agents for any of the Company's securities during the previous fiscal year.

ITEM 15

CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.    Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)  Changes in internal controls.    There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16

[RESERVED]

ITEM 17

FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

ITEM 18

FINANCIAL STATEMENTS

See Item 17.

ITEM 19

EXHIBITS

The following exhibits are attached and incorporated herein:

Exhibit

1.1	Articles of Amalgamation	(1)
1.2	By-Laws of the Company	(1)
4.1	Business Combination Agreement, dated November 22, 2000, between Gentry Resources Ltd. and Sloane Petroleums Inc.	(1)
4.2	Amalgamation Agreement, dated November 22, 2000, between Gentry Resources Ltd. and Sloane Petroleums Inc.	(1)
4.3	Farmout Agreement, dated May 22, 2001, between Gentry Resources Ltd. and Rocky Mountain Energy Corp.	(1)
4.4	Credit Facility Agreement, dated February 20, 2002, between Gentry Resources (West Africa) Inc. and Stratic Energy Corporation	(2)
4.5	Engineering Consulting Agreement, dated as of April 1, 2002, as amended April 1, 2003, between the Company and Hawkeye Resources Ltd.
8	Subsidiaries of the Company	(1)
12.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

Incorporated by reference to the Company's Annual Report on Form 20-F for the Year Ended December 31, 2000, filed with the Commission on June 29, 2001.

(2)

Incorporated by reference to the Company's Annual Report on Form 20-F for the Year Ended December 31, 2001, filed with the Commission on June 3, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTRY RESOURCES LTD.

Registrant

By: /s/ Ketan Panchmatia

Name:  Ketan Panchmatia

Title:

Chief Financial Officer

Date:

       June 23, 2003

CERTIFICATIONS

I, Hugh G. Ross, certify that:

1.  I have reviewed this annual report on Form 20-F of Gentry Resources Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 23, 2003

/s/ Hugh G. Ross

Hugh G. Ross

President and Chief Executive Officer

CERTIFICATIONS

I, Ketan Panchmatia, certify that:

1.  I have reviewed this annual report on Form 20-F of Gentry Resources Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 23, 2003

/s/ Ketan Panchmatia

Ketan Panchmatia

Chief Financial Officer

Collins Barrow Calgary LLP

1400 First Alberta Place

777 - 8th Avenue S.W.

Calgary, Alberta,  Canada

T2P 3R5

T. 403. 298.1500

F. 403. 298.5814

email: calgary@collinsbarrow.com

AUDITORS' REPORT

To the Shareholders

Gentry Resources Ltd.

We have audited the consolidated balance sheets of Gentry Resources Ltd. as at December 31, 2002 and
2001 and the consolidated statements of income and retained earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United
States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for the years ended December
31, 2002 and 2001 and shareholders’ equity as at December 31, 2002 and 2001, to the extent summarized in note 12 to the consolidated financial statements.

CHARTERED ACCOUNTANTS

Calgary, Alberta

Canada

March 14, 2003

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph
(following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in
Notes 2(h), 2(k) and 6 to the consolidated financial statements.  Our report to the shareholders dated
March 14, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Calgary, Alberta

Canada

March 14, 2003

     GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 and 2001
__________________________________________

	ASSETS

		2002	2001

CURRENT
Cash and cash equivalents		$175,915	$244,227
Accounts receivable		5,356,504	1,854,813
Income taxes recoverable		-	399,334
Prepaid expenses		236,760	252,468

		5,769,179	2,750,842

INVESTMENTS (Note 4)		1,561,111	1,488,242

PROPERTY AND EQUIPMENT (Note 5)		28,437,568	23,929,037

		$35,767,858	$28,168,121

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT
Accounts payable and accrued liabilities		$5,599,989	$2,998,444
Income taxes payable		403,822	-
Bank debt (Note 6)		6,990,027	7,569,123

		12,993,838	10,567,567

FUTURE REMOVAL AND SITE RESTORATION COSTS		1,374,535	1,192,700

FUTURE INCOME TAXES (Note 7)		5,269,546	3,564,985

		19,637,919	15,325,252

SHARE CAPITAL (Note 8)		13,262,522	11,794,687
RETAINED EARNINGS		2,867,417	1,048,182

		16,129,939	12,842,869

		$35,767,858	$28,168,121

Approved by the Board:

Director: signed "Bruce Macdonald"
A. Bruce Macdonald

Director: signed "George Hawes"
George Hawes

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME & RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
__________________________________________

	2002	2001

REVENUE
Production	$19,355,614	$16,220,430
Less: royalties, net of Alberta Royalty Tax Credit	(4,225,170)	(2,751,698)
Interest and other	168,906	147,980

	15,299,350	13,616,712

EXPENSES
Production	4,463,744	4,414,541
Depletion & depreciation	4,384,540	3,006,610
General & administrative	2,060,198	1,978,800
Interest on bank debt	407,245	370,097

	11,315,727	9,770,048

INCOME FROM OPERATIONS	3,983,623	3,846,664

OTHER INCOME (LOSS)
Dilution gain (loss) on investments in affiliates	295,072	(70,926)
Share of loss of affiliate	(349,520)	(757,700)
Loss on disposal of investment in affiliates	(6,726)	(84,045)

	(61,174)	(912,671)

INCOME BEFORE INCOME TAXES	3,922,449	2,933,993

INCOME TAXES (Note 7)
Current	950,749	583,557
Future	617,930	604,724

	1,568,679	1,188,281

NET INCOME	2,353,770	1,745,712

RETAINED EARNINGS (DEFICIT), beginning of year	1,048,182	(127,314)

LESS: Excess of cost of shares acquired over stated value (Note 8[b])	(534,535)	(570,216)

RETAINED EARNINGS, end of year	$2,867,417	$1,048,182

NET INCOME PER SHARE
Basic (Note 9)	$0.11	$0.08

Diluted (Note 9)	$0.10	$0.08

GENTRY RESOURCES LTD.

     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
__________________________________________

	2002	2001

OPERATING ACTIVITIES
Net income	$2,353,770	$1,745,712
Add (deduct) items not requiring cash
Depletion and depreciation	4,384,540	3,006,610
Dilution (gain) loss on investments in affiliates	(295,072)	70,926
Share of loss of affiliate	349,520	757,700
Loss on disposal of investment in affiliates	6,726	84,045
Future income taxes	617,930	604,724

	7,417,414	6,269,717
Changes in non-cash working capital items	(1,165,210)	(1,186,856)

	6,252,204	5,082,861

INVESTING ACTIVITIES
Capital expenditures	(8,620,870)	(7,960,299)
Acquisition of investments, net	(154,170)	(1,671,700)
Removal and site restoration costs	(90,362)	(92,480)
Acquisition of Sloane Petroleums, net of cash acquired (Note 3)	-	(1,728,845)
Proceeds from sale of investments	-	327,798
Proceeds on disposal of property and equipment	-	361,216
Changes in non-cash working capital items	1,149,115	340,090

	(7,716,287)	(10,424,220)
FINANCING ACTIVITIES
Proceeds on issuance of share capital, net of share issuance costs	2,930,802	2,818,149
Redemption of share capital	(910,871)	(998,414)
Proceeds from (repayments of) bank debt, net	(579,096)	3,553,672
Changes in non-cash working capital items	(45,064)	119,673

	1,395,771	5,493,080

INCREASE (DECREASE) IN CASH	(68,312)	151,721

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	244,227	92,506

CASH AND CASH EQUIVALENTS, END OF YEAR	$175,915	$244,227

Supplemental cash flow disclosure:
Interest paid	$407,245	$370,097

Income taxes paid	$313,756	$2,026,655

The following non-cash transaction has been excluded from the statement of cash flows:
The acquition of property and equipment in exchange for
property and equipment	$-	$110,000

Cash flow per share
Basic	$0.34	$0.30

Diluted	$0.32	$0.29

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.	Company activities The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.
2.	Summary of significant accounting policies These financial statements have been prepared using accounting principles generally accepted in Canada which include:
(a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gentry Resources (Saskatchewan) Ltd., Gentry Income Funds Inc. and Gentry Resources (West Africa) Inc. Both Gentry Income Funds Inc. and Gentry Resources (West Africa) Ltd. are inactive and have no production operations.

(b) Cash and cash equivalents Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.
(c)	Investments

The Company records its investment in Stratic Energy Corporation (“Stratic”) using the equity method of accounting, whereby the investment is initially recorded at cost and carrying value is adjusted thereafter to include the Company's pro-rata share of earnings and losses. Profit distributions received or receivable are recorded as a reduction to the amount of the investment.

The Company records its other investments using the cost method of accounting whereby the investment is initially recorded at cost. Earnings are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the investments are stated at estimated net realizable value.

(d)	Petroleum and natural gas exploration and development expenditures
The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of petroleum and natural gas reserves are initially capitalized and accumulated in cost centres by country. Costs capitalized include land acquisition costs, geological and geophysical expenditures, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities and lease and well equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would significantly alter the related cost centre's rate of depletion and depreciation. A significant disposition is defined as causing a change of 20% or more in the annual depletion rate.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Costs capitalized are depleted and depreciated using the unit-of-production method by cost centre based upon gross proven petroleum and natural gas reserves as determined by independent engineers. For purposes of the calculation, petroleum and natural gas reserves are converted to a common unit of measure on the basis of their relative energy content, whereby one barrel of oil is equivalent to six thousand cubic feet of natural gas.

The cost of significant unproved properties are excluded from the depletion and depreciation base until it is determined whether proved reserves are attributable to the properties, or impairment has occurred.

Estimated future removal and site restoration costs are provided for over the life of the proven reserves on a unit-of-production basis. Costs which include the cost of production equipment removal and environmental clean-up are estimated each year by management based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision account as incurred.

In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and depreciation, future income taxes and future site restoration for each cost centre from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven petroleum and natural gas reserves, based on current prices and costs, and after deducting estimated future general and administrative expenses, estimated future removal and site restoration costs, financing costs and income taxes.

(e)	Depreciation Other assets are depreciated using the declining balance method at annual rates of 20% to 100%.
(f)	Income taxes
Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the year of realization.

(g)	Flow-through shares
The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are made.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(h)	Stock-based Compensation
The Company has a stock option plan as described in Note 8(c).
Stock options granted to non-employees are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the options at the grant date.

No compensation expense is recognized when stock options are issued to officers, directors and employees. Any consideration received by the Company on exercise of stock options is credited to share capital.

Effective January 1, 2002, the Company adopted prospectively the Canadian Institute of Chartered Accountants’ new accounting standard with respect to accounting for stock-based compensation arrangements. The Company has elected to use the intrinsic value-based method of accounting for its stock option plans, whereby, no compensation expense is recorded for stock options issued to directors, officers and employees that have an exercise price equal to the fair value of the stock at the date options are granted. The Company disclosed in Note 8(d) the pro-forma results of using the fair value method, under which compensation expense is recorded based upon the estimated fair value of the options. Pro-forma results will be presented only for the effects of options granted subsequent to January 1, 2002.

(i)	Income per share
Diluted income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of stock options and warrants are used by the Company to repurchase Company shares at the weighted average market price during the year.

(j)	Revenue recognition
Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(k)	Foreign currency translation
The Company follows the temporal method when translating foreign currency transactions and the financial statements of its integrated subsidiaries.

Under this method, foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses, except depletion and depreciation, are translated at average exchange rates for the year. Depletion and depreciation are translated at the same rate as the related assets. Exchange gains or losses on translation of current and non-current monetary items are included in the determination of net income.

Effective, January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants amended accounting standard with respect to accounting for exchange gains or losses on long-term monetary items, whereby such gains or losses are no longer deferred and amortized over the remaining terms of the related items. All gains or losses on long-term monetary items are now recognized in income in the period in which they occur. There was no effect to the consolidated financial statements for the years ended December 31, 2002 and 2001 as a result of this change.

(l)	Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(m)	Risk management

The Company, from time to time, enters into forward contracts and swap agreements to hedge its exposure to the risks associated with fluctuating petroleum and natural gas prices. The purpose of the hedge is to lock in the price for a portion of the Company's production. Gains and losses associated with risk management activities are recorded as adjustments to the production revenue at the time the related production is sold.

The Company identifies all relationships between the hedging instruments and hedged production, as well as its risk management objective and strategy for undertaking various risk management transactions. The Company believes that the risk management activities are effective hedges, both at inception and over the term of the contracts. The contracts entered into are not speculative derivative transactions.

(n)	Measurement uncertainty

The amounts recorded for depletion and depreciation of exploration and development costs, the provision for future removal and site restoration costs and the ceiling test are based on estimated proven reserves, production rates, future oil and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

The amounts disclosed related to fair values of stock options issued, and the resultant pro-forma income effects (Note 8[d]) are based on estimates of future volatility of the company's share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

3.	Business combination

Sloane Petroleums Inc.

Effective March 1, 2001, the Company amalgamated with Sloane Petroleums Inc. (“Sloane”), such amalgamation having been approved by the shareholders of both the Company and Sloane on February 28, 2001. Prior to March 1, 2001, the Company owned 37.35% of the issued and outstanding common shares of Sloane. By virtue of the amalgamation, the Company effectively acquired the remaining 62.65% of Sloane’s common shares for $3,586,456 cash and 498,118 common shares of the Company at an ascribed value of $398,494. The transaction has been accounted for using the purchase method with the results of Sloane’s operations being included in the consolidated financial statements from March 1, 2001.

The Company has accounted for this business combination as if 100% of the issued and outstanding share capital of Sloane was acquired, whereby consideration is comprised of the Company’s 38.35% investment in Sloane, at equity, plus cash and share capital issued as stated below. Accordingly, the values of Sloane’s identifiable assets and liabilities, except for property and equipment, are stated at 100% of their carrying values, which approximated their estimated fair values as at the date of acquisition. Property and equipment is stated at carrying value plus the related fair value increment calculated based upon the remaining 62.65% of Sloane acquired.

Consideration for the purchase consisted of:

Cash	$3,586,456
Share capital issued	398,494
Investment in Sloane, at equity	1,110,107

$5,095,057

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

The purchase price was allocated as follows:

Cash	$1,857,611

Non-cash working capital deficiency	(391,024)

Investments	25,285

Property and equipment	5,004,670

Future removal and site restoration costs	(42,008)

Future income taxes	(1,359,477)

$5,095,057

4. Investments

	2002	2001

Stratic Energy Corporation, at equity	$1,543,111	$1,470,242
Other, at cost	18,000	18,000

	$1,561,111	$1,488,242

During the year ended December 31, 2002, the Company acquired 909,090 Special Warrants of Stratic for $200,000. Each Special Warrant is exercisable, at no additional cost, into one common share and one-half share purchase warrant of Stratic. Each whole share purchase warrant entitles the holder to acquire one voting common share at $0.40 per share until June 4, 2004. The Special Warrants are exercisable at any time before the earlier of (i) five days following the date Stratic obtains a receipt for a prospectus and (ii) May 5, 2003.

Under the same financing, the Company swapped 6,165,000 common shares of Stratic for 6,165,000 Special Warrants and 1,432,500 share purchase warrants. The swap was not in the normal course of operations and the change in the ownership interest in the shares was not substantive. The swap transaction does not represent the culmination of the earnings process as the Company swapped similar assets, therefore, no gain or loss has been recorded and no amount was recorded to shareholders’ equity.

No value has been assigned to the share purchase warrants.

During the year ended December 31, 2002, the Company disposed of 201,000 common shares of Stratic for net proceeds of $45,830.

During the year ended December 31, 2001, the Company acquired 2,272,727 Special Warrants of Stratic for $1,250,000. Each Special Warrant was exercisable into 1.1 common shares and 0.55 share purchase warrants of Stratic. During 2002, the Company converted the Special Warrants into 2,499,999 common shares and 1,249,000 share purchase warrants. Each share purchase warrant entitles the holder to acquire one voting common share at $0.75 per share until March 13, 2003. The share purchase warrants expired unexercised.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

At December 31, 2002, the Company owned 19.36% (2002 – 37.16%) of the common shares and Special Warrants of Stratic. The Company is related to Stratic by virtue of common directors and officers.

5. Property and equipment

	2002	2001
Petroleum and natural gas properties including
exploration and development thereon	$36,592,604	$29,327,598
Production equipment and facilities	7,607,576	6,309,169
Other	542,031	484,570

	44,742,211	36,121,337
Accumulated depletion and depreciation	16,304,643	12,192,300

	$28,437,568	$23,929,037

During the year, the Company capitalized $796,265 (2001 - $756,026) of a total of $2,856,463 (2001 - $2,734,826) in general and administrative expenses. No interest has been capitalized.

Costs of unproven petroleum and natural gas properties amounting to $1,569,091 (2001 -$1,048,671) have been excluded from the depletion calculation.

Future removal and site restoration costs are estimated in aggregate to be $3,170,613 (2001 -$3,112,556) of which $272,197 (2001 - $228,354) has been charged to earnings in the current year.

6.	Bank debt
The Company has a demand revolving production loan to a maximum of $12,000,000. The loan is available to the Company by way of prime rate loans, banker’s acceptances and letters of credit. Interest is payable monthly at the bank’s prime lending rate plus ¾%. The facility is secured by a general assignment of book debts, a first floating charge demand debenture in the amount of $20,000,000 on all assets with a fixed charge on certain property and equipment, a general security agreement covering all present and after acquired property, and an assignment of certain specific properties. The facility is subject to an annual review. This review will include a borrowing base re-determination and a full assessment of the Company’s financial position and operations.

Effective for the fiscal period commencing January 1, 2002, the Canadian Institute of Chartered Accountants amended Canadian Generally Accepted Accounting Principles to require all borrowings, where the lender has the right to demand repayment within 12 months (other than in the event of default or breach of covenants) or where the lender has the right to refuse to roll-over the borrowing for a further lending period longer than 12 months, to be classified as current liabilities. While the nature of the Company’s debt has not changed, the accounting guidelines require that this loan must be classified as current. The bank loan at December 31, 2001 has been restated to conform with the current presentation. The Company is not in breach of any covenants under the production loan.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

The direct revolving production loan is subject to review on a periodic basis. The next review will be undertaken before May 31, 2003.

7.	Income taxes
	(a)	Significant components of the future income tax liability are as follows:
	2002	2001
Temporary differences related to property and
equipment and future site restoration	$5,529,244	$3,858,242
Share issuance and financing costs	(122,125)	(84,857)
Temporary differences related to investments	(137,573)	(208,400)

	$5,269,546	$3,564,985

(b)	Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rates of 45.01% (2001 - 42.62%) to income before income taxes. The difference results from the following:

	2002	2001

Expected tax provision	$1,765,494	$1,250,468
Increases (decreases) resulting from:
Resource allowance	(1,187,485)	(849,701)
Non-deductible crown payments, net of
Alberta Royalty Tax Credit	778,486	778,609
Change in value of tax reserves due to tax
reassessments and change in tax rates	120,851	(154,876)
Large corporation and capital taxes	40,552	-
Reduced tax rates for resource allowance
and capital gains	31,724	(41,649)
Tax assets not previously recognized	-	166,386
Saskatchewan Resource Surcharge	-	35,589
Other	19,057	3,455

	$1,568,679	$1,188,281

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

8.	Share capital Authorized Unlimited number of voting common shares Unlimited number of non-voting preferred shares

Issued

(a)	During the year ended December 31, 2002, the Company issued 1,000,000 (2001- 1,808,549) flow-through common shares at a price of $1.65 (2001 - $1.55) per share. Income tax exploration deductions in the amount of $1,650,000 were renounced to subscribers effective December 31, 2002 (2001 - $2,803,250). Qualifying expenditures in the amount of $106,058 have been incurred to December 31, 2002 (2001 - $103,250). Additional qualifying expenditures in the amount of $1,543,942 must be incurred in 2003.

In addition, the Company issued 1,000,000 Units at a price of $1.40 per Unit for total proceeds of $1,400,000. Each Unit is exchangeable, for no additional consideration, into one voting common share and one half share purchase warrant. Each whole purchase warrant will entitle the holder to acquire one voting common share at a price of $1.75 per share until June 18, 2004. All Units were deemed to have been exercised on December 18, 2002 into 1,000,000 voting common shares and 500,000 share purchase warrants. As at December 31, 2002 no share purchase warrants were exercised.

(b)	Pursuant to Normal Course Issuer Bids, the Company acquired 742,600 (2001 – 962,754) common shares at an average price of $1.23 (2001 - $1.04) per share. The excess of cost of reacquisition over stated value of $534,535 (2001 - $570,216) was charged to retained earnings. At December 31, 2002, a maximum of 1,398,000 common shares may be acquired by the Company until August 9, 2003 under the present Normal Course Issuer Bid.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(c)	Stock option plan
Under the Company’s stock option plan, the Company may grant options to its directors, officers, employees, and consultants. The maximum number of shares which may be reserved for issuance under the plan is 4,300,000 common shares. The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares. The plan also provides that the price at which options may be granted can not be less than the market price of the common shares at the time the option is granted. Options granted under the plan will have a term not exceeding ten years. The vesting period is set by the Board of Directors at the time the options are granted. At December 31, 2002, 348,336 stock options that have been issued can not be exercised until certain regulatory conditions are satisfied.

A summary of the status of the Company's stock option plan, as of December 31, 2002 and 2001 and changes during the years then ending are as follows:

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

No options were granted in 2002 with an exercise price that exceeded the market price on the grant date.

The weighted average fair value of options granted in 2002 was $0.60 (2001 - $0.37) per share and the weighted average exercise price of these options was $1.20 (2001 - $0.89) per share.

(d)	Pro-Forma stock-based compensation expense
Had compensation costs for the Company’s stock option plan been determined using the fair value method for options granted subsequent to January 1, 2002, the Company’s pro-forma net income and retained earnings would be reduced by $14,238. There would be no change in net income per share or diluted income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option pricing model are as follows:

Risk free interest rate of 4.1%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

(e)	Employee share purchase plan

On January 1, 2003, the Company initiated an employee share purchase plan (the “Plan”), whereby the Company is authorized to match employees’ purchases under the plan from a minimum of two percent to a maximum of five percent of the employees’ regular gross earnings, through the issuance of Common Shares of the Company, for all full-time employees. Compensation expense will be recognized when shares are issued under the Plan and an equal amount is charged to share capital. Shares will be issued from Treasury to employees at the weighted average market price for the month immediately preceding the date of purchase of the Company’s shares.

9.	Income per share Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 22,075,233 (2001 - 20,883,082).
	2002	2001

Basic weighted average shares	22,075,233	20,883,082
Effect of dilutive stock options	1,242,054	959,236

Dilutive weighted average shares	23,317,287	21,842,318

A reconciliation of the denominators for the per share calculations is outlined below:

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

There is no change in to the numerator in the calculation of diluted income per share for either year.

At December 31, 2002, there were 500,000 warrants outstanding with a weighted average exercise price of $1.75 per share that have not been included in the calculation of diluted income per share as the effect would be anti-dilutive.

10.	Financial instruments
(a)	Risk management

The Company did not enter into any derivative financial instruments designated as hedges during 2002 or 2001 and has no outstanding derivative financial instruments designated as hedges as at December 31, 2002.

(b)	Fair values

The fair values of the Company’s accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.

The fair value of bank debt approximates its carrying value as it bears interest at market rates.

	(c)	Credit risk Virtually all of the Company’s accounts receivables are with customers in the petroleum and natural gas industry and are subject to normal industry credit risks.
11.	Commitments
	(a)	The Company must expend $1,543,942 of exploration expenses in 2003 which were renounced to subscribers at December 31, 2002 (Note 8[a]).
	(b)	The Company has obligations under operating leases for office space which expire on September 30, 2003 with annual minimum lease rentals, exclusive of operating costs of $118,471 in 2003.
12.	United States accounting principles and reporting

The Company's consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Significant differences between these principles, as they pertain to the Company's financial statements, and United States' generally accepted accounting principles ("U.S. GAAP") are as follows:

(a)	Full cost accounting

In accordance with U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production, site restoration and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

performed with the exception that future revenues are undiscounted and administrative and interest expenses are deducted from revenues.

In computing its consolidated net income for U.S. GAAP purposes, the Company recorded additional depletion in prior years as a result of the application of the ceiling test. These charges were not required under the Canadian GAAP ceiling test. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes. No ceiling test write-down is required under Canadian GAAP or U.S. GAAP as at December 31, 2002 and 2001.

(b)	Income taxes
Canadian GAAP previously required the Company to record potential future taxes using the deferral method. However, the Canadian Institute of Chartered Accountants has issued an accounting standard which is now similar to U.S. GAAP. This standard will apply for fiscal years commencing on or after January 1, 2000.

The Company adopted the new Canadian standard for the year ended December 31, 1999 retroactively without restatement. The recommendations resulted in an increase in deficit for December 31, 1999 representing temporary differences that had not previously been recognized. Under U.S. GAAP, these temporary differences would have already been reflected in property and equipment, therefore further differences in depletion and depreciation expense results in subsequent years.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates.

(c)	Flow-through shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue. The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is treated as a liability (“the Premium”) until the renunciation of expenditures has occurred. Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital. The premium recorded as a current liability under U.S. GAAP for 2002 is $233,932 (2001 - $344,659).

When the expenditures are incurred and the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced by and a future tax liability be recorded for the estimated future income taxes payable as a result of the renouncement. Under U.S. GAAP, the future tax liability is recorded through a charge to income tax expense less the reversal of the Premium previously reported.

(d)	Investments

Canadian GAAP requires investments that the company does not have a significant influence in to be recorded using the cost method of accounting whereby the investments are initially recorded at cost. Where there has been a permanent decline in value, the investments are stated at estimated net realizable value.

Under U.S. GAAP, the Company’s investments would be classified as “Available-For-Sale” using the cost method of accounting and require that the securities be recorded at fair market value. As the difference between cost and fair market value has not been realized, any unrealized holding gains or losses would be reported as other comprehensive income (as a separate component of shareholders’ equity) until realized. As at December 31, 2002, there are no differences between cost and fair market value of the investments held at cost.

Under U.S. GAAP, equity accounting is generally required when and investor’s ownership interest is equal to or greater than 20% of the investee’s total voting securities. In situations where the ownership is less than 20%, equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation. The Company’s 19.6% interest in Stratic has been accounted for under the equity method for U.S. GAAP due to the Company’s representation on the Board of Directors and by virtue of common officers.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Net income under U.S. GAAP

If the consolidated financial statements had been prepared in accordance with U.S. GAAP, the following adjustments would be required:

	2002	2001

Net income under Canadian GAAP	$2,353,770	$1,745,712
U.S. GAAP adjustments
Depletion and depreciation	355,226	321,946
Future tax expense on flow-through share
renouncements	(821,184)	(30,826)
Future income tax	203,533	(195,204)
Interest capitalized	15,607	6,331

Net income under U.S. GAAP	$2,106,952	$1,847,959

Income per share using U.S. GAAP
Basic	$0.10	$0.09

Diluted	$0.09	$0.08

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Company:

	2002		2001
	Canadian		Canadian
U.S. GAAP GAAP U.S. GAAP GAAP
Assets
Current assets	$5,769,179	$5,769,179	$2,750,842	$2,750,842
Investments	1,561,111	1,561,111	1,488,242	1,488,242
Property and equipment	28,437,568	26,101,695	23,929,037	21,222,331

	$35,767,858	$33,431,985	$28,168,121	$25,461,415

Liabilities and Shareholders' Equity
Current liabilities	$12,993,838	$13,227,770	$10,567,567	$10,912,226
Future removal and site restoration costs	1,374,535	1,374,535	1,192,700	1,192,700
Future income taxes	5,269,546	3,933,169	3,564,985	2,432,142
Shareholders' equity	16,129,939	14,896,511	12,842,869	10,924,347

	$35,767,858	$33,431,985	$28,168,121	$25,461,415

Non-cash working capital under U.S. GAAP:

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

	2002	2001
Cash provided by (used for)
Accounts receivable	$(3,501,691)	$721,437
Prepaid expenses	15,708	(110,801)
Income taxes recoverable	399,334	(399,334)
Accounts payable and accrued liabilities	2,490,818	(331,922)
Income taxes payable	403,822	(606,473)

Changes in non-cash working capital	$(192,009)	$(727,093)

Additional U.S. GAAP Disclosures

Stock Option Plan

Statement of Financial Accounting Standards (“SFAS”) No. 123 "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement encourages a fair value based method of accounting for stock options, but permits a company to continue to measure compensation costs for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25. The Company has elected to follow the intrinsic value method of accounting. No compensation expense has been recognized in the financial statements. The following table provides pro forma net income and net income per share amounts as if the fair value based accounting method had been used to account for stock-based compensation costs:

	2002		2001
	As Reported	Pro Forma	As Reported	Pro Forma

Net income	$2,106,952	$2,011,832	$1,847,959	$1,755,304
Net income per share - Basic	$0.10	$0.09	$0.09	$0.08
-Diluted	$0.09	$0.09	$0.08	$0.08

The fair value of the Company's options was estimated using the Black-Scholes model assuming a 3.5 year expected hold period of options prior to exercise, 66% (2001 - 53%) volatility in the price of the Company's shares, and a risk-free interest rate of 4.1% (2001 – 1.8%). No future dividend payments were assumed in estimating the fair value of the options.

The weighted average fair market value of options granted in 2002 with an exercise price that exceeded the market price on grant date was Nil (2001 - $0.27) per share, and the weighted average exercise price of these options is Nil (2001 - $0.71). The weighted average fair market value of options granted in 2002 with an exercise price equal to the market price on grant date was $0.60 (2001 - $0.37) per share, and the weighted average exercise price of these options is $1.20 (2001 -$0.89) per share.

Effective January 1, 2002, Canadian GAAP requires similar accounting and reporting standards for stock-based employee compensation. Under Canadian GAAP this accounting standard has been applied prospectively, as described in Note 2(h), therefore, the fair value difference under U.S. GAAP relate to options granted prior to January 1, 2002.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Risk Management

Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No. 137 and 138), establishes accounting and reporting standards for derivative instruments and for hedging activities. The Statement requires a company recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Statement is effective for the Company's 2001 fiscal year end and the Company has adopted the standard January 1, 2001 prospectively. As at December 31, 2002 and 2001, the Company has no outstanding derivative financial instruments designated as hedges.

New Standards

Accounting for asset retirement obligations

Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations” requires that an obligation associated with the retirement of tangible long-lived assets and the associated asset retirement costs be recognized as a liability when incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity would capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset by the same amount as the liability. An entity would subsequently allocate that asset retirement cost to expense by depleting and depreciating the related asset over its remaining useful life. The Company will adopt SFAS No. 143 for its fiscal year beginning on January 1, 2003.

Management is currently evaluating the impact of this standard. In the opinion of management, the adoption of SFAS No. 143 will not have a material impact on the Company’s operating results or financial position as the Company currently provides for future removal and site restoration costs on property and equipment (Notes 2 (d) and 5).

The Canadian Institute of Chartered Accountants (“CICA”) issued an exposure draft “Asset Retirement Obligations”, which would harmonize Canadian GAAP with SFAS No. 143. The Canadian standard will be effective for fiscal years beginning on or after January 1, 2004.

Hedging Relationships

The CICA issued Accounting Guideline 13 “Hedging Relationships” which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Management is currently evaluating the impact of this standard.

Stock-based Compensation

In December 2002 the CICA issued an exposure draft for “Stock-Based Compensation and Other Stock-Based Payments”. The new standard proposes to recognize stock-based compensation expense for all stock-based compensation transactions and eliminate the option to disclose fair value pro-forma earnings .

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Costs Associated with Exit or Disposal Activities

Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” requires that liabilities for exit or disposal activity be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002.

13.	Comparative figures The presentation of certain amounts from the previous year has been changed to conform with the presentation adopted for the current year.

GENTRY RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

AUDITORS' REPORT

To the Shareholders

Gentry Resources Ltd.

We have audited the consolidated balance sheets of Gentry Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings (deficit) and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Calgary, Alberta

March 19, 2002

GENTRY RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
	2001	2000
Assets
Current assets
Cash and cash equivalents	$244,227	$92,506
Accounts receivable	1,854,813	2,576,250
Income taxes recoverable	399,334	-
Prepaid expenses	252,468	141,667
	2,750,842	2,810,423
Investments (note 4)	1,488,242	2,141,834
Property and equipment (note 5)	23,929,037	14,103,540
	$28,168,121	$19,055,797
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,998,444	$2,939,342
Income taxes payable	-	606,473
	2,998,444	3,545,815
Long-term debt (note 6)	7,569,123	4,015,451
Future removal and site restoration costs	1,192,700	1,014,818
Future income taxes (note 7)	3,564,985	1,635,123
	15,325,252	10,211,207
Shareholders' Equity
Share capital (note 8)	11,794,687	8,971,904
Retained earnings (deficit)	1,048,182	(127,314)
	12,842,869	8,844,590
	$28,168,121	$19,055,797

Approved by the Board,

_______________________________, Director

_______________________________, Director

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)
YEARS ENDED DECEMBER 31, 2001 AND 2000
	2001	2000

Revenue
Production	$16,220,430	$13,151,082
Less: Royalties, net of Alberta Royalty Tax Credit	(2,751,698)	(3,072,477)
Interest and other	147,980	79,965
	13,616,712	10,158,570
Expenses
Production	4,414,541	3,194,093
General and administrative	1,978,800	1,485,751
Interest on long-term debt	370,097	319,516
Depletion and depreciation	3,006,610	2,118,100
	9,770,048	7,117,460
Income from operations	3,846,664	3,041,110
Other income (loss)
Equity in income (loss) of investments	(827,612)	485,002
Foreign exchange gain (loss)	(1,014)	21,590
Loss on sale of investments	(84,045)	-
	(912,671)	506,592
Income before income taxes	2,933,993	3,547,702
Income taxes (note 7)
Current	583,557	629,573
Future	604,724	931,334
	1,188,281	1,560,907
Net income	1,745,712	1,986,795
Deficit, beginning of year	(127,314)	(1,910,210)
	1,618,398	76,585
Less: Excess of cost of shares acquired over stated value (note 8[b])	(570,216)	(203,899)
Retained earnings (deficit), end of year	$1,048,182	$(127,314)
Net income per share
Basic (note 9)	$ 0.08	$ 0.10
Diluted (note 9)	$ 0.08	$ 0.09

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000
	2001	2000
Operating activities
Net income	$1,745,712	$1,986,795
Add (deduct) items not requiring cash
Depletion and depreciation	3,006,610	2,118,100
Equity in loss (income) of investments	827,612	(485,002)
Foreign exchange loss (gain)	1,014	(21,590)
Future income taxes	604,724	931,334
Loss on sale of investments	84,045	-
	6,269,717	4,529,637
Changes in non-cash working capital items	(1,186,856)	859,825
	5,082,861	5,389,462
Financing activities
Proceeds (repayment) of long-term debt, net	3,553,672	(979,156)
Proceeds on issuance of share capital, net of share issuance costs	2,818,149	222,500
Redemption of share capital	(998,414)	(765,085)
Changes in non-cash working capital items	119,673	(16,464)
	5,493,080	(1,538,205)
Investing activities
Acquisition of Sloane Petroleums Inc., net of cash acquired (note 3)	(1,728,845)	-
Repayment of note receivable	-	95,000
Acquisition of investments	(1,671,700)	(474,800)
Proceeds from sale of investments	327,798	-
Acquisition of property and equipment	(7,960,299)	(3,378,876)
Proceeds on disposal of property and equipment	361,216	59,610
Removal and site restoration costs	(92,480)	(63,973)
Changes in non-cash working capital items	340,090	(34,728)
	(10,424,220)	(3,797,767)
Increase in cash	151,721	53,490
Cash and cash equivalents, beginning of year	92,506	39,016
Cash and cash equivalents, end of year	$244,227	$92,506
Supplemental cash flow disclosure:
Interest paid	$370,097	$319,454
Income taxes paid	$2,026,655	$39,106
The following non-cash transaction has been excluded from the statements of cash flows:
The acquisition of property and equipment in exchange for property and equipment	$110,000	$ -

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.

Company activities

The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.

2.

Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gentry Resources (Saskatchewan) Ltd., Gentry Income Funds Inc. and Gentry Resources (West Africa) Inc.

(b)

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.

(c)

Investments

The Company records its investment in Stratic Energy Corporation (AStratic@) using the equity method of accounting, whereby the investment is initially recorded at cost and carrying value is adjusted thereafter to include the Company's pro-rata share of earnings and losses.  Profit distributions received or receivable are recorded as a reduction to the amount of the investment.

The Company records its other investments using the cost method of accounting whereby the investment is initially recorded at cost.  Earnings are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the investments are stated at estimated net realizable value.

(d)

Petroleum and natural gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of petroleum and natural gas reserves are initially capitalized and accumulated in cost centres by country.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities and lease and well equipment.  Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would significantly alter the related cost centre's rate of depletion and depreciation.

Costs capitalized are depleted and depreciated using the unit-of-production method by cost centre based upon gross proven petroleum and natural gas reserves as determined by independent engineers.  For purposes of the calculation, petroleum and natural gas reserves are converted to a common unit of measure on the basis of their relative energy content, whereby one barrel of oil is equivalent to six thousand cubic feet of natural gas.

The cost of significant unproved properties are excluded from the depletion and depreciation base until it is determined whether proved reserves are attributable to the properties, or impairment has occurred.

Estimated future removal and site restoration costs are provided over the life of the proven reserves on a unit-of-production basis.  Costs which include the cost of production equipment removal and environmental clean-up are estimated each year by management based on current regulations, costs, technology and industry standards.  The annual charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision account as incurred.

In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and depreciation, future income taxes and future site restoration for each cost centre from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven petroleum and natural gas reserves, based on current prices and costs, and after deducting estimated future general and administrative expenses, estimated future removal and site restoration costs, financing costs and income taxes.

The amounts recorded for depletion and depreciation of exploration and development costs, the provision for future removal and site restoration costs and the ceiling test are based on estimated proven reserves, production rates, future oil and natural gas prices and future costs.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

(e)

Depreciation

Other assets are depreciated using the declining balance method at annual rates of 20% to 100%.

(f)

Income taxes

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values.  Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the year of realization.

(g)

Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program.  Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers.  Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are made.

(h)

Stock options

The Company has a stock option plan as described in note 8(c).  No compensation expense is recognized when stock options are issued to officers, directors, employees and consultants.  Any consideration received by the Company on exercise of stock options is credited to share capital.

(i)

Diluted income per share

Diluted income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of stock options and warrants are used by the Company to repurchase Company shares at the weighted average market price during the year.

(j)

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(k)

Foreign currency translation

The Company follows the temporal method when translating foreign currency transactions and the financial statements of its integrated subsidiaries.

Under this method, foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items.  Revenues and expenses, except depletion and depreciation, are translated at average exchange rates for the year.  Depletion and depreciation are translated at the same rate as the related assets.  Gains or losses on translation are taken into income except for those relating to long-term monetary items which are deferred and amortized over the remaining terms of the related items.

(l)

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

(m)

Risk management

The Company purchases forward contracts to hedge its exposure to the risks associated with fluctuating oil prices.  Gains and losses associated with risk management activities are recognized as adjustments to production revenue at the time the related production is sold.

The contracts entered into are not speculative derivative transactions and are determined to be effective hedges.  The purpose of the hedge is to lock in the price per barrel of oil for a portion of the Company=s production.

3.

Business combination

Sloane Petroleums Inc.

Effective March 1, 2001, the Company amalgamated with Sloane Petroleums Inc. (ASloane@), such amalgamation having been approved by the shareholders of both the Company and Sloane on February 28, 2001. Prior to March 1, 2001, the Company owned 37.35% of the issued and outstanding common shares of Sloane.  By virtue of the amalgamation, the Company effectively acquired the remaining 62.65% of Sloane=s common shares for $3,586,456 cash and 498,118 common shares of the Company at an ascribed value of $398,494.  The transaction has been accounted for using the purchase method with the results of Sloane=s operations being included in the consolidated financial statements from March 1, 2001.

The Company has accounted for this business combination as if 100% of the issued and outstanding share capital of Sloane was acquired, whereby consideration is comprised of the Company=s 38.35% investment in Sloane, at equity, plus cash and share capital issued as stated below.  Accordingly, the values of Sloane=s identifiable assets and liabilities, except for property and equipment, are stated at 100% of their carrying values, which approximated their estimated fair values as at the date of acquisition.  Property and equipment is stated at carrying value plus the related fair value increment calculated based upon the remaining 62.65% of Sloane acquired.

Consideration for the purchase consisted of:

Cash	$3,586,456
Share capital issued	398,494
Investment in Sloane, at equity	1,110,107
$5,095,057

The purchase price was allocated as follows:

Cash	$1,857,611
Non-cash working capital deficiency	(391,024)
Investments	25,285
Property and equipment	5,004,670
Future removal and site restoration costs	(42,008)
Future income taxes	(1,359,477)
$5,095,057

4.

Investments

	2001	2000
Stratic Energy Corporation, at equity	$1,470,242	$1,101,564
Sloane Petroleums Inc., at equity (note 3)	-	1,040,270
Other, at cost	18,000	-
	$1,488,242	$2,141,834

During the year ended December 31, 2001, the Company acquired 2,272,727 Special Warrants of Stratic for $1,250,000.  Each Special Warrant is exercisable into 1.1 common shares and 0.55 share purchase warrants of Stratic.  Each whole share purchase warrant entitles the holder to acquire one voting common share at $0.75 per share until March 13, 2003.  The Special Warrants are exercisable at any time before the earlier of (i) five days following the date Stratic obtains a receipt for a prospectus and (ii) September 13, 2002.

During the year ended December 31, 2000, the Company acquired 950,000 Special Warrants of Stratic for $475,000.  Each Special Warrant was exercisable into 1.1 common shares of Stratic.  During 2001, the Company converted the Special Warrants into 1,045,000 common shares of Stratic.

At December 31, 2001, the Company owned 37.16% (2000 - 40.41%) of the common shares of Stratic.  The exercise of the Special Warrants would not give the Company greater than 50% ownership of the outstanding common shares.  The Company is related to Stratic by virtue of common directors and officers.

5.

Property and equipment

	2001	2000
Petroleum Petroleum and natural gas properties including exploration and development thereon	$29,327,598	$18,283,780
Production equipment and facilities	6,309,169	4,868,927
Other	484,570	364,877
	36,121,337	23,517,584
Accumulated depletion and depreciation	12,192,300	9,414,044
	$23,929,037	$14,103,540

During the year, the Company capitalized $756,026 (2000 - $601,469) of a total of $2,734,826 (2000 - $2,087,220) in general and administrative expenses.  No interest has been capitalized.

Costs of unproven petroleum and natural gas properties amounting to $1,048,671 (2000 - $476,527) have been excluded from the depletion calculation.

Future removal and site restoration costs are estimated in aggregate to be $3,112,556 (2000 - $2,913,000) of which $228,354 (2000 - $215,330) has been charged to earnings in the current year.

6.

Long-term debt

The Company has a direct revolving production loan to a maximum of $12,000,000 (2000 - $8,500,000) which is due on demand.  The loan is available to the Company by way of prime rate loans, banker=s acceptances and letters of credit.  At December 31, 2001, the balance consists of $6,994,123 of banker=s acceptances (2000 - $2,995,451) and $575,000 (2000 - $1,020,000) of prime rate loans.  Interest on the prime rate loan is payable monthly at prime per annum if the balance is $9,000,000 or less or prime plus 0.25% per annum if the balance is in excess of $9,000,000.  The facility is secured by a general assignment of book debts, a first floating charge demand debenture in the amount of $20,000,000 on all assets with a fixed charge on certain petroleum and natural gas properties, a general security agreement covering all present and after acquired property and an assignment of certain specific properties.

The direct revolving production loan is subject to review on a periodic basis.  The next review will be undertaken before May 31, 2002.  Though the direct revolving production loan is of a demand nature, the bank has indicated that it is not contemplating a demand on the Company, nor at present does it have information that would lead them to anticipate making a demand within the next year.  Therefore, the loan has been classified as long-term.

7.

Income taxes

(a)

Significant components of the future income tax liability are as follows:

	2001	2000
Temporary differences related to property and equipment and future site restoration	$3,858,242	$1,698,507
Non-capital loss carryforwards	-	(11,855)
Share issuance and financing costs	(84,857)	(86,821)
Temporary differences related to investments	(208,400)	35,292
	$3,564,985	$1,635,123

(b)

Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rates of 42.62% (2000 - 45.29%) to income  before income taxes.  The difference results from the following:

	2001	2000
Expected income tax provision	$1,250,468	$1,606,754
Increase (decrease) resulting from:
Resource allowance	(849,701)	(810,214)
Non-deductible crown payments, net of Alberta Royalty Tax Credit	778,609	737,010
Reduced tax rates for resource allowance and capital gains	(41,649)	(186,580)
Change in future taxes resulting from tax rate increase (decrease)	(154,876)	10,888
Tax assets not recognized (not previously recognized)	166,386	(144,328)
Provincial royalty tax deductions	-	(33,395)
Saskatchewan Resource Surcharge	35,589	317,662
Other	3,455	63,110
	$1,188,281	$1,560,907

8.

Share capital

Authorized

Unlimited number of voting common shares

Unlimited number of non-voting preferred shares

Issued

	2001		2000
	Number	Stated Value	Number	Stated Value
Common shares
Balance, beginning of year	20,588,430	$8,971,904	21,262,180	$9,282,583
Flow-through shares issued (note 8[a])	1,808,549	2,803,250	-	-
Issued upon amalgamation with Sloane Petroleums Inc. (note 3)	498,118	398,494	-	-
Warrants exercised (note 8[d])	-	-	518,750	207,500
Stock options exercised (note 8[c])	385,000	198,717	30,000	15,000
Normal Course Issuer Bids (note 8[b])	(962,754)	(428,198)	(972,000)	(423,879)
Total issued	22,317,343	11,944,167	20,838,930	9,081,204
To be cancelled pursuant to Normal Course Issuer Bids	-	-	(250,500)	(109,300)
	22,317,343	11,944,167	20,588,430	8,971,904
Less: Reduction due to income tax deductions renounced to subscribers (note 8[a])	-	(44,005)	-	-
Current share issuance costs (net of income taxes of $78,343 [2000 - $NIL])	-	(105,475)	-	-
Balance, end of year	22,317,343	$11,794,687	20,588,430	$8,971,904

(a)

During the year ended December 31, 2001, the Company issued 1,808,549 flow-through common shares at a price of $1.55 per share.  Income tax exploration deductions in the amount of $2,803,250 were renounced to subscribers effective December 31, 2001. Qualifying expenditures in the amount of $103,250 have been incurred to December 31, 2001.  Additional qualifying expenditures in the amount of $2,700,000 must be incurred in 2002.

(b)

Pursuant to Normal Course Issuer Bids, the Company acquired 962,754 (2000 - 1,222,500) common shares at an average price of $1.04 (2000 - $0.63) per share.  The excess of cost of reacquisition over stated value of $Nil (2000 -  $28,007) was charged to contributed surplus and $570,216 (2000 - $203,899) was charged to retained earnings.  At December 31, 2001, a maximum of 1,354,203 common shares may be acquired by the Company until August 9, 2002 under the present Normal Course Issuer Bid.

(c)

Stock option plan

Under the Company=s stock option plan, the Company may grant options to its directors, officers, employees, and consultants.  The maximum number of shares which may be reserved for issuance under the plan is 3,300,000 common shares.  The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares.  The plan also provides that the price at which options may be granted can not be less than the market price of the common shares at the time the option is granted.  Options granted under the plan will have a term not exceeding ten years.  The vesting period is set by the Board of Directors at the time the options are granted.  At December 31, 2001, 177,500 stock options that have been issued can not be exercised until certain regulatory conditions are satisfied.

A summary of the status of the Company's stock option plan, as of December 31, 2001 and 2000 and changes during the years then ending are as follows:

	2001		2000
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,102,500	$0.50	1,770,000	$0.51
Granted	955,000	0.88	465,000	0.46
Exercised	(385,000)	0.52	(30,000)	0.50
Cancelled	(170,000)	0.83	(102,500)	0.50
Outstanding, end of year	2,502,500	0.62	2,102,500	0.50
Options exercisable at year-end	1,760,000	0.55	1,747,500	0.51

The following table summarizes the stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$0.45 to $0.65	1,672,500	$0.50	3.7 years	1,531,666	$0.50
$0.77 to $0.95	705,000	0.80	7.9 years	201,667	0.80
$1.19 to $1.31	125,000	1.23	4.7 years	26,667	1.19
Totals	2,502,500			1,760,000

(d)

During the year ended December 31, 2000, 518,750 common shares were issued upon the exercise of 518,750 Warrants at $0.40 per share for aggregate proceeds of $207,500.  The remaining 34,000 Warrants, issued pursuant to a 1998 private placement, expired without exercise in 2000.

9.

Change in accounting policy

Income per share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 20,883,082 (2000 - 20,878,731).

Effective January 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants= new accounting standard with respect to the calculation of income per share.  Under the new standard, the treasury stock method is used whereby it is assumed that proceeds from the exercise of Ain the money@ stock options and warrants are used by the Company to repurchase Company shares at the weighted average market price during the year, whereas under the old standard, the imputed earnings method, it is assumed that proceeds received on the exercise of stock options and warrants are invested to earn an assumed rate of return.

The new standard has been applied retroactively with restatement and there was no effect on the current and prior periods diluted income per share.

A reconciliation of the denominators for the per share calculations using the treasury stock method is outlined below:

	2001	2000
Basic weighted average shares	20,883,082	20,878,731
Effect of dilutive stock options	959,236	400,608
Effect of convertible warrants	-	149,149
Diluted weighted average shares	21,842,318	21,428,488

There is no change to the numerator in the calculation of diluted income per share for either year.

10.

Financial instruments

(a)

Risk management

The Company has no outstanding forward contracts as at December 31, 2001.

In order to manage exposure to fluctuations in oil prices, the Company entered into forward contracts during 2000 fixing the price of oil for 300 barrels per day for the period from January 1, 2000 to December 31, 2000 at $29.94 CDN., and for the period from January 1, 2001 to December 31, 2001 at $43.69 CDN.  Petroleum and natural gas revenues include the gain (loss) related to this contract amounting to $391,389 (2000 - ($1,641,372)).

(b)

Fair values

The fair values of the Company=s accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.

The fair value of long-term debt approximates its carrying value as it bears interest at market rates.

11.

Commitments

(a)

On February 20, 2002, Gentry Resources (West Africa) Inc. entered into an agreement with Stratic whereby the Company will provide an unsecured credit facility to Stratic in an amount not exceeding U.S. $293,000 for the period February 20, 2002 to December 31, 2002.  The facility shall bear interest at the U.S. base rate of a Canadian chartered bank plus 2% per annum which will be accrued and compounded on a monthly basis.  The principal sum and all accrued and unpaid interest on the credit facility shall only be repayable from (i) future equity and debt financings by Stratic or the exercise of outstanding warrants or stock options to acquire voting common shares of Stratic, the net proceeds of which Stratic is obligated to pay Gentry Resources (West Africa) Inc.; and (ii) future net production revenue of Stratic.

(b)

The Company must expend $2,700,000 of exploration expenses in 2002 which were renounced to subscribers at December 31, 2001 (note 8[a]).

(c)

The Company has obligations under operating leases for office space which expire on September 30, 2003 with annual minimum lease rentals, exclusive of operating costs of $157,962 in 2002 and $118,471 in 2003 for a total lease obligation of $276,433.

12.

United States accounting principles and reporting

The Company's consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  Significant differences between these principles, as they pertain to the Company's financial statements, and United States' generally accepted accounting principles ("U.S. GAAP") are as follows:

(a)

Ceiling test

In accordance with U.S. GAAP, the discounted future net cash flows from proven reserves, discounted at 10% over the remaining productive life, plus the lower of cost or estimated fair market value of unproved properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down is required.  Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis.  No ceiling test write down is required under Canadian GAAP or U.S. GAAP as at December 31, 2001 and 2000.

(b)

Long-term debt

U.S. GAAP requires that all demand loans be classified as current unless the Company intends to refinance on a long-term basis and the intent is supported by the ability to refinance.  As the Company=s loan does not clearly permit refinancing on a long-term basis, under U.S. GAAP, it would be classified as a current liability.

(c)

Income taxes

Canadian GAAP previously required the Company to record potential future taxes using the deferral method.  However, the Canadian Institute of Chartered Accountants has issued an accounting standard which is now similar to U.S. GAAP that is mandatory for fiscal years commencing on or after January 1, 2000.

The Company adopted the new Canadian standard for the year ended December 31, 1999 retroactively without restatement.  The recommendations resulted in an increase in deficit for December 31, 1999 representing temporary differences that had not previously been recognized.  Under U.S. GAAP, these temporary differences would have already been reflected in capital assets, therefore further differences in depletion and depreciation expense results in subsequent years.

(d)

Flow-through shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue.  The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is treated as a liability (Athe Premium@) until the renunciation of expenditures has occurred.  Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital.  The premium recorded as a current liability under U.S. GAAP for 2001 is $344,659 (2000 - $NIL).

When the expenditures are incurred and the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced by and a future tax liability be recorded for the estimated future income taxes payable as a result of the renouncement.  Under U.S. GAAP, the future tax liability is recorded through a charge to income tax expense less the reversal of the Premium previously reported.

(e)

Foreign currency translation

Under U.S. GAAP, the Company would be required to use the remeasurement translation method for the Company's foreign operations.  Under this method, all gains and losses on translation are reported on the statement of income.  The temporal accounting method under Canadian GAAP is similar except that all gains or losses on translation relating to long-term monetary items are deferred and amortized over the remaining terms of the related items.  No deferred gains or losses are recognized at December 31,  2001 and 2000 in the Canadian GAAP financial statements and, therefore, no adjustments are necessary to convert to U.S. GAAP.  Effective January 1, 2002, Canadian GAAP no longer requires such gains or losses to be deferred.

(f)

Investments

Canadian GAAP requires investments that the company does not have a significant influence in to be recorded using the cost method of accounting whereby the investments are initially recorded at cost.  Where there has been a permanent decline in value, the investments are stated at estimated net realizable value.

Under U.S. GAAP, the company=s investments would be classified as AAvailable-For-Sale@ using the cost method of accounting and require that the securities be recorded at fair market value.  As the difference between cost and fair market value has not been realized, any unrealized holding gains or losses would be reported as other comprehensive income (as a separate component of shareholders= equity) until realized.  As at December 31, 2001, there are no differences between cost and fair market value of the investments held at cost.

Net income under U.S. GAAP

If the consolidated financial statements had been prepared in accordance with U.S. GAAP, the following adjustments would be required:

	2001	2000
Net income under Canadian GAAP	$1,745,712	$1,986,795
U.S. GAAP adjustments
Depletion and depreciation	321,946	344,355
Future tax expense on flow-through share renouncements	(30,826)	-
Income taxes	(195,204)	(30,906)
Interest capitalized	6,331	6,474
Net income under U.S. GAAP	$1,847,959	$2,306,718
Income per share using U.S. GAAP
Basic	$ 0.09	$ 0.11
Diluted	$ 0.08	$ 0.11

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Company:

	2001		2000
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Current assets	$2,750,842	$2,750,842	$2,810,423	$2,810,423
Investments	1,488,242	1,488,242	2,141,834	2,141,834
Capital assets	23,929,037	21,222,331	14,103,540	11,068,557
	$28,168,121	$25,461,415	$19,055,797	$16,020,814
Liabilities and Shareholders' Equity
Current liabilities	$2,998,444	$10,912,226	$3,545,815	$7,561,266
Long-term debt	7,569,123	-	4,015,451	-
Future removal and site restoration costs	1,192,700	1,192,700	1,014,818	1,014,818
Future income taxes	3,564,985	2,476,148	1,635,123	307,075
Shareholders' equity	12,842,869	10,880,341	8,844,590	7,137,655
	$28,168,121	$25,461,415	$19,055,797	$16,020,814

Non-cash working capital under U.S. GAAP:

	2001	2000
Cash provided by (used for)
Accounts receivable	$721,437	$(1,042,227)
Prepaid expenses	(110,801)	(70,634)
Income taxes recoverable	(399,334)	-
Accounts payable and accrued liabilities	(331,922)	1,331,027
Income taxes payable	(606,473)	590,467
Changes in non-cash working capital	$(727,093)	$808,633

Additional U.S. GAAP Disclosures

Stock Option Plan

Statement of Financial Accounting Standards (ASFAS@) No. 123 "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans.  The Statement encourages a fair value based method of accounting for stock options, but permits a company to continue to measure compensation costs for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25.  The Company has elected to follow the intrinsic value method of accounting.  No compensation expense has been recognized in the financial statements.  The following table provides pro forma net income and net income per share amounts as if the fair value based accounting method had been used to account for stock-based compensation costs:

	2001		2000
	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$1,847,959	$1,755,304	$2,306,718	$2,280,620
Net income per share - Basic	$0.09	$0.08	$0.11	$0.11
- Diluted	$0.08	$0.08	$0.11	$0.11

The fair value of the Company's options was estimated using the Black-Scholes model assuming a 4-year expected hold period of options prior to exercise, 53% (2000 - 77%) volatility in the price of the Company's shares, and a risk-free interest rate of 1.8% (2000 - 5.5%).  No future dividend payments were assumed in estimating the fair value of the options.

The weighted average fair market value of options granted in 2001 with an exercise price that exceeded the market price on grant date was $0.27 (2000 - $0.20) per share, and the weighted average exercise price of these options is $0.71 (2000 - $0.42).  The weighted average fair market value of options granted in 2001 with an exercise price equal to the market price on grant date was $0.37 (2000 - $0.03) per share, and the weighted average exercise price of these options is $0.89 (2000 - $0.04) per share.

Effective January 1, 2002, Canadian GAAP requires similar accounting and reporting standards for stock-based employee compensation.

Risk Management

Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No. 137 and 138), establishes accounting and reporting standards for derivative instruments and for hedging activities.  The Statement requires a company recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.  The Statement is effective for the Company's 2001 fiscal year end and the Company has adopted the standard January 1, 2001 prospectively.  If the Statement had been applied to financial instruments existing at December 31, 2000, assets would have increased by $383,250 with a corresponding increase to net income representing the fair value of those instruments not currently being recognized for accounting purposes.  As at December 31, 2001, the Company has no outstanding derivative financial instruments designated as hedges.

New Standards

Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations@ requires that an obligation associated with the retirement of tangible long-lived assets and the associated asset retirement costs be recognized as a liability when incurred.  Upon initial recognition of a liability for an asset retirement obligation, an entity would capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset by the same amount as the liability.  An entity would subsequently allocate that asset retirement cost to expense by depleting and depreciating the related asset over its remaining useful life.  The Company will adopt SFAS No. 143 for its fiscal year beginning on January 1, 2003.

Management is currently evaluating the impact of this standard.  In the opinion of management, the adoption of SFAS No. 143 will not have a material impact on the Company=s operating results or financial position as the Company currently provides for future removal and site restoration costs on property and equipment (notes 2 and 5).

13.

Comparative figures

The presentation of certain amounts from the previous year has been changed to conform with the presentation adopted for the current year.