Form 20-F
GENTRY RESOURCES LTD
filed 2004-06-30
CIK 1067483

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

_  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

x  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

or

_  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number

0-29878

GENTRY RESOURCES LTD.

(Exact Name of Registrant as Specified in its Charter)

GENTRY RESOURCES LTD.

(Translation of Registrant's Name into English)

Federally Incorporated in Canada

(Jurisdiction of Incorporation or Organization)

101 6th Avenue S.W., Suite 2500, Calgary, Alberta, Canada T2P 3P4

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
______________N/A________________	______________N/A_______________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2003

27,352,508

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

NOT APPLICABLE

	TABLE OF CONTENTS

PART I		PAGE

ITEM 1	Identity of Directors, Senior Management and Advisors	1

ITEM 2	Offer Statistics and Expected Timetable	1

ITEM 3	Key Information	1

ITEM 4	Information on the Company	6

ITEM 5	Operating and Financial Review and Prospects	31

ITEM 6	Directors, Senior Management and Employees	47

ITEM 7	Major Shareholders and Related Party Transactions	57

ITEM 8	Financial Information	60

ITEM 9	The Offer and Listing	61

ITEM 10	Additional Information	62

ITEM 11	Quantitative and Qualitative Disclosure about Market Risk	79

ITEM 12	Description of Securities Other than Equity Securities	79

PART II		PAGE

ITEM 13	Defaults, Dividend Arrearages and Delinquencies	79

ITEM 14	Material Modifications to the Rights of Security Holders and

	Use of Proceeds	79

ITEM 15	Controls and Procedures	79

ITEM 16	[Reserved]	80

ITEM 16A	Audit Committee Financial Expert	80

ITEM 16B	Code of Ethics	89

ITEM 16C	Principal Accountant Fees and Services	80

ITEM 16D	Exemptions from the Listing Standards for Audit Committees	81

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	81

PART III		PAGE

ITEM 17	Financial Statements	82

ITEM 18	Financial Statements	82

ITEM 19	Exhibits	83

Glossary

Terms used in this Annual Report on Form 20-F and not otherwise defined have the meanings set forth below:

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, and the regulations thereunder, and any successor laws or regulations thereto.

"API" means American Petroleum Institute.

"ARTC" means Alberta Royalty Tax Credit.

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder, and any successor laws or regulations thereto.

"Common Shares" means common shares in the share capital of the Company.

"Company" or "Gentry" means Gentry Resources Ltd., a corporation amalgamated under the CBCA.

"Martin" means Martin & Brusset Associates, an independent firm of petroleum consultants, Calgary, Alberta.

"Martin Report" means the independent consultants' evaluation of Gentry's oil and natural gas properties prepared by Martin dated March 18, 2004 and effective as of December 31, 2003.

"NGLs" means natural gas liquids, including condensate, propane, butane and pentane.

"overriding royalty interest" means an interest in the gross production of oil and gas under a lease, free of any expense for exploration, drilling, development, operating and other costs incident to the production and sale of oil and gas produced from the lease.

"property" or "properties" means an oil and/or natural gas property or properties and related tangible equipment, including facilities for producing, gathering, storing, measuring, transporting or processing of oil and/or natural gas production from such property, as well as seismic data, if any.

"TSX" means the Toronto Stock Exchange.

Please see also "Abbreviations and Conversion" and "Presentation of Gentry's Oil and Gas Natural Gas Reserves and Production Information" in the following sections.

i

Abbreviations and Conversion

In this Annual Report on Form 20-F, the following abbreviations have the meanings set forth below.

AECO	Alberta Energy Company interconnect with the Nova System, the Canadian benchmark for natural gas pricing purposes	GJ	gigajoules
		Mbbls	one thousand barrels
		MBOE	one thousand barrels of oil equivalent
bbls	barrels, with each barrel representing 34.972 imperial gallons or 42 U.S. gallons	Mcf	one thousand cubic feet
		Mcf/d	one thousand cubic feet per day
bbls/d Bcf	barrels per day billion cubic feet	Mmbbls	one million barrels
		MMBOE	one million barrels of oil equivalent
Bcf/d BOE BOE/d

billion cubic feet per day

barrels of oil equivalent converting 6 Mcf of natural gas to one barrel of oil equivalent and one barrel of natural gas liquids to one barrel of oil equivalent. The factor used to convert natural gas and natural gas liquids to oil equivalent is not based on either energy content or prices but is a commonly used industry benchmark.

barrels of oil equivalent per day

MMBTU Mmcf MMcf/d MW NGLs WTI

one million British Thermal Units

one million cubic feet

one million cubic feet per day

megawatts of electricity

natural gas liquids

West Texas Intermediate at Cushing, Oklahoma, the benchmark for North American crude oil pricing purposes

In this Annual Report on Form 20F, unless otherwise indicated, all dollar amounts are in Canadian dollars and all references to "$" are to Canadian dollars.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.317
cubic metres	cubic feet	35.314
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.4047
hectares	acres	2.471

Presentation of Gentry's Oil and Natural Gas Reserves and Production Information

Disclosure of Information

In this Annual Report on Form 20-F, all estimates of oil and natural gas reserves and production are presented on a "company interest" (as defined below) basis, unless indicated that they have been presented on a "gross" or "net" basis.  The Company's actual oil and natural gas reserves and production will be greater than or less than the estimates provided in this Annual Report.  The estimated future net revenue from the production of the Company's oil and natural gas reserves do not represent the fair market value of the Company's reserves.

The Company has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOE.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Note to Reader Regarding Oil and Natural Gas Information and National Instrument 51-101

The oil and natural gas operational and reserves information contained in this Annual Report contains the information required to be included in the Statement of Reserves Data and Other Oil and Gas Information pursuant to National Instrument 51-101 adopted by the Canadian securities regulatory authorities and is presented in accordance with Form 51-101F1.  Readers should also refer to the Report on Reserves Data by Martin and the Report of Management and Directors on Oil and Gas Disclosure as filed with the Company's Annual Information Form, dated May 19, 2004, on the SEDAR database (www.sedar.com).  The effective date for the Statement of Reserves Data and Other Oil and Gas Information contained in this Annual Report is December 31, 2003 and the information contained in the Annual Report has been prepared as of May 19, 2004.

Certain of the following definitions and guidelines have been prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society).  Further information is contained in Section 5.4 of Volume 1 of the COGE Handbook (First Edition, June 30, 2002).  Readers should consult the COGE Handbook for additional explanation and guidance.  Certain other terms used in this Annual Report have the meanings assigned to them in National Instrument 51-101 and accompanying Companion Policy 51-101CP, adopted by the Canadian securities regulatory authorities.

Interests in Reserves, Production, Wells and Properties

"company interest" means in relation to the Company's interest in production or reserves, its working interest (operating or non-operating) share before deduction of royalties and including any royalty interests of the Company.

"gross" means:

(i)

in relation to the Company's interest in production or reserves, its working interest (operating or non-operating) share in its reserves, before deduction of royalties and without including any royalty interests of the Company;

(ii)

in relation to wells, the total number of wells in which the Company has an interest; and

(iii)

in relation to properties, the total area of properties in which the Company has an interest.

"net" means:

(i)

in relation to the Company's interest in production or reserves, its working interest (operating or non-operating) share after deduction of royalty obligations, plus the Company's royalty interests in those production or reserves;

(ii)

in relation to the Company's interest in wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and

(iii)

in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.

"working interest" means the percentage of undivided interest held by the Company in the oil and/or natural gas or mineral lease granted by the mineral owner, Crown or freehold, which interest gives the Company the right to "work" the property (lease) to explore for, develop, produce and market the leased substances.

Reserves Categories

"Proved Reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves.

"Probable Reserves" are those additional reserves that are less certain to be recovered than Proved Reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves.

"Possible Reserves" are those additional reserves that are less certain to be recovered than Probable Reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated Proved plus Probable plus Possible Reserves.

Development and Production Status

Each of the reserves categories (Proved, Probable and Possible) may be divided into developed and undeveloped categories:

"Developed Reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into Producing and Non-Producing.

  "Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

  "Developed Non-Producing Reserves" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped Reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (Proved, Probable, Possible) to which they are assigned.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented).  Reported reserves should target the following levels of certainty under a specific set of economic conditions:

  at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves;

  at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves; and

  at least a 10 percent probability that the quantities actually recovered will equal the sum of the estimated Proved plus Probable plus Possible Reserves.

Description of Price and Cost Assumptions

"Constant prices and costs" means prices and costs used in an estimate that are:

(i)

the Company's prices and costs as at December 31, 2003, held constant throughout the estimated lives of the properties to which the estimate applies; and

v

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

"Forecast prices and costs" means future prices and costs that are:

(i)

generally accepted as being a reasonable outlook of the future; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

Calculation of Reserve Life Index

"Reserve Life Index" means the amount obtained by dividing the quantity of a particular category of reserves by the prior month's production for the corresponding reserve category.

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 20-F constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report should not be unduly relied upon. These statements speak only as of the date of this Annual Report.

In particular, this Annual Report contains forward-looking statements pertaining to the following:

  the quantity of oil and natural gas reserves;

  crude oil, natural gas and natural gas liquids production levels;

  capital expenditure programs;

  projections of market prices and costs;

  supply and demand for crude oil, natural gas and natural gas liquids;

  expectations regarding the ability of the Company and its subsidiaries to raise capital and to continually add to reserves through acquisitions and development; and

  treatment under governmental regulatory regimes and tax laws.

The actual results of the Company and its subsidiaries could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Report:

  volatility in market prices for crude oil, natural gas and natural gas liquids;

  liabilities inherent in oil and natural gas operations;

  uncertainties associated with estimating oil and natural gas reserves;

  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

  incorrect assessments of the value of acquisitions;

  geological, technical, drilling and processing problems; and

  the other factors discussed under "Risk Factors" in this Annual Report.

These factors should not be construed as exhaustive. Neither the Company nor its affiliates undertakes any obligation to publicly update or revise any forward-looking statements.

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

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following selected financial data should be read in conjunction with "Item 5.  Operating and Financial Review and Prospects" and in conjunction with the consolidated financial statements attached as a part hereof.  The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 13 to the audited consolidated financial statements for the years ended December 31, 2003 and 2002, and Note 12 to the audited consolidated financial statements for the years ended December 31, 2002 and 2001 there are no material differences, for the purposes of these financial statements, between generally accepted accounting principles in Canada and the United States.

 (Canadian Dollars in Thousands Except Per Share Amounts)

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
Financial results:
Production revenue (net of royalties)	$19,613	$15,130	$13,469	$10,079	$5,004
Interest, management fees and other revenue	285	169	148	80	39
Production expenses	5,733	(4,464)	(4,415)	(3,194)	(1,715)
General & admin. expenses	2,529	(2,060)	(1,979)	(1,486)	(1,157)
Interest on long-term debt	484	(407)	(370)	(319)	(231)
Depletion and depreciation	(7,080)	(4,273)	(3,007)	(2,118)	(1,594)
Net income	3,041	2,436	1,746	1,987	45
Net income per share	$0.12	$0.11	$0.08	$0.10	$0.00

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
Financial Position:
Working capital (deficiency)	$(13,443)	$(7,225)	$ (7,817)	$ (735)	$ 108
Total assets	53,473	36,423	28,168	19,056	15,587
Long-term debt	-	-	-	4,015	4,995
Shareholders' equity	24,459	16,613	12,843	8,845	7,400

The Company has not declared or paid any dividends during the periods indicated.

(Amounts Restated in Accordance with U.S. GAAP;

Canadian Dollars in Thousands Except Per Share Amounts)

	For the Years Ended December 31,
	2003	2002	2001
Financial Results:
Depletion and depreciation, including ceiling test writedown	$(6,744)	$(4,029)	$(2,685)
Net income	2,825	2,107	1,848
Net income per share	$0.11	$0.10	$0.09
	2003	2002	2001
Financial Position:
Working capital (deficiency)	(13,443)	(7,459)	(8,161)
Total assets	53,784	33,432	25,461
Long-term debt	-	-	-
Shareholders' equity	25,096	14,897	10,924

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1.

On June 18, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7329 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2.

The following table sets forth the high and low exchange rates for each month during the previous six months.

Month	May 2004	Apr. 2004	Mar. 2004	Feb. 2004	Jan. 2004	Dec. 2003
High Rate	.7363	.7637	.7645	.7629	.7880	.7738
Low Rate	.7158	.7293	.7418	.7439	.7496	.7460

3.

The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

	Year Ended December 31,
	2003	2002	2001	2000	1999
Average Rate During Period	.7205	.6370	.6444	.6725	.6744

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

D.

Risk Factors

Investors should consider the following risk factors prior to making an investment in the Common Shares or other securities of the Company.

Investment in the Common Shares should be considered to be speculative and involve a degree of risk, including, but not necessarily limited to, the risk factors listed below.  Owners and prospective purchasers of the Common Shares should carefully consider, in addition to the other information in this Annual Report, the following risk factors inherent in and affecting the Company's business before making an investment decision.

Industry Risks

There are many risks inherent in the oil and gas industry which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company's success will depend on its ability to select and acquire suitable producing properties or undeveloped exploration prospects.  The marketability of any oil and natural gas acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the world price of crude oil, the continental price of natural gas, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection.  The effect of these factors cannot be accurately predicted.

Hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and operating wells.  The Company will have the benefit of insurance maintained by it; however, the Company may become liable for damages arising from pollution, blowouts or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Oil and natural gas production operations are also subject to all of the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into formations, which may hinder economic production.

Both oil and natural gas prices are unstable and are subject to fluctuation.  Any material drop in prices could result in a reduction of any future net production revenue of the Company.  The economics of producing from wells acquired or drilled by the Company may change as a result of lower commodity prices, which could result in a reduction in the volumes of economic reserves of the Company.  The Company might also elect not to produce from certain wells at lower prices.  Crude oil and natural gas prices are currently at very high levels and may be extremely volatile in the short term.  These factors could result in a material decrease in any future net production revenue of the Company, causing a reduction in the Company's oil and natural gas acquisition and development activities.

Regulation of Industry

The Company's activities are subject to complex and stringent energy, environmental and other governmental laws and regulations.  While management believes that the Company's business will be operated in accordance with applicable laws, the Company will remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce.  Existing laws and regulations may be revised or new laws and regulations may become applicable to the Company that may have a negative effect on the Company's business and the results of operations. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The Company expects that it will be able to fully comply with all regulatory requirements in this regard.

Possible Income Tax Changes

There can be no assurance that the income tax laws applicable to the Company or to the oil and natural gas industry generally will not be changed in a manner that adversely affects the Company or the holders of Common Shares.

Need for Future Financings

Additional financing for new development and operations may not be available on acceptable terms in the future.  Where additional financing is raised by the issuance of Common Shares or securities convertible into Common Shares from the Company's treasury, control of the

Company may change and shareholders may suffer further dilution to their investment.  The issuance of debt may result among other things, in the encumbrance of certain of the Company's assets, impede the Company's ability to obtain additional bank financing, decrease the Company's liquidity and adversely affect the Company's ability to declare and pay dividends to its shareholders.

Property Title

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company, which could result in a reduction of the revenues received by the Company.

Recovery and Reserve Estimates

The recovery and reserve estimates of the Company's oil and natural gas reserves provided for herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, all of which may vary considerably from actual results.  The Company's actual production, revenues, taxes and development and operating expenses and results will vary from estimates contained in the evaluations, and such variations could be material. Actual reserves may be greater or less than the estimates. The Company has used both constant and escalated price and costs assumptions in calculating reserve quantities as required by securities disclosure legislation and policies in Canada.  Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption of oil and natural gas, changes in government regulation or taxation and the impact of inflation on costs, among others.

Competition

Competition could adversely affect the Company's performance.  The oil and natural gas industry is characterized by intense competition and the Company competes directly with other companies that have greater resources. The industry also competes with other industries who supply non-petroleum energy products.

Conflicts of Interest

Certain of the directors of the Company may be engaged and will continue to be engaged in certain business interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company.  Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the CBCA.

Reliance on Management

Holders of securities of the Company must rely upon the experience and expertise of management.   The Company's continued success is dependent upon its ability to attract and retain experienced management.

Absence of Dividends

The Company does not anticipate that cash dividends will be paid on its Common Shares in the foreseeable future since the Company currently intends to retain any future earnings to finance the expansion and development of its business.  The declaration and payment in the future of any cash dividends will be at the discretion of the Company's board of directors and will depend upon the earnings, capital requirements and financial position of the Company, future loan covenants, general economic conditions and other pertinent factors.  No assurance can be given that the Company will pay any dividends in the future or with respect to the amount of any such dividends.

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

On June 4, 1999, at the Company's Annual General and Special Meeting, the Company's shareholders approved a special resolution to amend the Company's Articles of Amalgamation respecting its share capital structure.  In summary, the Class "A" shares, of which none were issued, were deleted; the Class "B" shares were reclassified to Common Shares having one vote per share (the "Common Shares"); and the Preferred Shares, Series 1, of which none were issued, were deleted.  The Toronto Stock Exchange (the "TSX"), where the Company's stock is listed for trading, approved the substitutional listing of the Common Shares, and to effect the change from Class "B" to Common Shares, the Company's trading symbol was changed from "GNY.B" to "GNY".

1   Under Canadian law, two or more corporations, including holding and subsidiary corporations, may amalgamate (merge or combine) and continue as one corporation.  Each corporation proposing to amalgamate must enter into an agreement setting out the terms and means of effecting the amalgamation.

General Development of the Business

Gentry is an independent Alberta oil and gas company which carries on the business of exploring, developing, acquiring, and producing petroleum and natural gas reserves in Alberta, Saskatchewan and Manitoba.  Gentry's focus is to find high quality long life reserves which management believes have significant potential for increased production through infill drilling and enhanced recovery programs.  Its strategy is to engage in low to medium risk exploration and development activities complimented by selective acquisitions in the western Canadian sedimentary basin.  Gentry also participates, through its investment in Stratic, in medium to higher risk international exploration projects.

Gentry's Development over the Last Three Years

Developments in 2001

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

In December, Gentry completed a private placement of 1,808,549 flow-through shares at $1.55 per share for gross proceeds of $2,803,250.  These funds were utilized to help fund the Company's 2002 capital exploration program.

Stratic-Related Developments

On September 17, 2001, Gentry participated in a special warrant financing by Stratic, acquiring 2,272,727 special warrants for a total subscription price of $1,250,000.  Once all the special warrants were converted into common shares in June of 2002, Gentry's ownership of Stratic increased from 37% to 40%.  Proceeds were used for Stratic's international exploration programs, including the drilling of a well in Gabon.

Summary of Stratic Energy (West Africa) Inc.("Stratic (West Africa)") Property Activity During 2001

  Côte d'Ivoire, West Africa

Stratic (West Africa), a wholly owned subsidiary of Stratic, holds an 11% working interest in the shallow water Block CI-102, and a 10% interest in the deeper-water Block CI-103, in the Abidjan Margin Basin.  Collection and interpretation of over 2,000 line kilometres of 2-

dimensional and 600 km2 of 3-dimensional seismic data on these blocks continued throughout 2001.

  Gabon, West Africa

Stratic (West Africa) holds a 35% working interest in the Ofoubou block and drilled its first test well in September 2001.  It was deemed to be non-commercial and as a result the well was plugged and abandoned.

Developments in 2002

During 2002, Gentry concentrated its exploration efforts on four core areas - Princess, Tide Lake, Sedalia and Whitecourt.  The first three areas are located in southeast Alberta, while Whitecourt is in the west central portion of Alberta.

In December 2002, Gentry completed a private placement of 1,000,000 flow-through shares at a price of $1.65 per share and 1,000,000 units at $1.40 per unit for gross proceeds of $3,050,000.  Each unit consisted of one common share and one-half of a share purchase warrant, with each whole warrant entitling the holder to acquire an additional common share at a price of $1.75 per share until June 17, 2004.  These funds were utilized to help fund the Company's 2003 capital exploration program.

Stratic-Related Developments

In November 2002, Stratic issued 7,272,727 common shares to acquire certain rights in Algeria and Syria.  Stratic acquired rights under bids submitted for production sharing contracts in three blocks in Syria. If the bids are successful and Stratic signs an agreement to acquire a block, Stratic will issue a further 7,090,909 common shares for one of the blocks and 6,181,818 common shares for each of the other two blocks.  Stratic also acquired rights under a bid submitted for a production sharing contract relating to an exploration block in Algeria.  The rights entitle Stratic to a 20% participating interest in the block.  If the bid is successful and Stratic acquires the block, Stratic will issue a further 8,545,455 common shares.

In December 2002, Stratic completed a special warrant financing for gross proceeds of $4,657,070 by way of issuance of 21,168,500 special warrants at a price of $0.22 per special warrant.  Each special warrant entitles the holder to acquire, for no additional consideration, one common share and one half of a share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire an additional common share at a price of $0.40 per share until June 4, 2004.  Gentry participated in Stratic's financing for 909,090 special warrants for subscription proceeds of $200,000.  Once all the special warrants were converted into common shares in May 2003, Gentry's ownership of Stratic decreased to 19%.  Proceeds from the financing were used for Stratic's international exploration and acquisition programs and for general working capital purposes.

Summary of Stratic (West Africa) Property Activity During 2002

  Côte d'Ivoire, West Africa

In 2002, the operator of CI-102 and CI-103 withdrew from blocks and assigned its interest to Stratic (West Africa).  As a result of this assignment and another partner converting to a carried interest, Stratic (West Africa) holds an 85.5% working interest in the shallow water CI-102, and an 87.5% interest in the deeper-water Block CI-103, in the Abidjan Margin Basin.  The current exploration periods of the blocks have been extended to August 12, 2004 and August 21, 2004 respectively to allow Stratic (West Africa) time to find a third party to assign a portion of its interests and assume the role of operator of the blocks.

  Gabon, West Africa

Stratic (West Africa) held a 35% working interest in the Ofoubou block.  In September, the operator withdrew from the block and Stratic (West Africa) followed suit in 2003.

Developments in 2003

During 2003, Gentry continued to concentrated its exploration efforts on four core areas - Princess, Tide Lake, Sedalia and Whitecourt.  The first three areas are located in southeast Alberta, while Whitecourt is in the west central portion of Alberta.  In 2003, the Company participated in 55 gross wells (27.7 net) with a success rate of 71% (73% net).

On October 30, 2003, Gentry completed an equity offering of 3,000,000 common shares at a price of $1.75 per common share for total gross proceeds of $5,250,000.  The proceeds from this financing were utilized to fund the continued exploration and development of Gentry's oil and natural gas properties, including acquisitions, and proceeds were used to temporarily reduce indebtedness until required for those purposes.

During 2003, due to additions in management of Stratic and the reduction of the Company's ownership in Stratic to 19% ownership interest by the end of the year, the Company changed it's accounting for its investment in Stratic from equity accounting to cost basis of accounting for investments.

Significant Acquisitions

In the third quarter, the Company purchased the remaining 50% interest in a Nisku well and surrounding lands in the Princess area for $2.5 million from its industry partner.  This gave the Company 100% interest in the wells in the area, prior to the conversion of a royalty interest into a 50% working interest by royalty holder.

Recent Developments

On April 28, 2004, Gentry announced an equity offering of 5,000,000 common shares at a price of $2.00 per common share and 1,000,000 flow through shares at a price of $2.50 for total gross proceeds of $12,500,000.  The proceeds from this financing will be utilized to fund the continued exploration and development of Gentry's oil and natural gas properties, including acquisitions, and proceeds are being used to temporarily reduce indebtedness until required for those purposes.  The financing was completed on May 18, 2004.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

The following table summarizes capital expenditures (net of incentives and net of certain proceeds, including capitalized general and administrative expenses) made by the Company during the periods indicated. (Canadian dollars in thousands).

($ thousands)	2003	2002	2001
Exploration and Development	9,723.8	5,113.1	4,101.4
Facilities and equipping	4,208.4	1,298.4	1,429.7
Acquisitions, net of dispositions	2,503.6	-	2,131.9
Land and seismic	4,160.4	1,355.6	1,553.5
Capitalized expenses	848.0	796.3	756.0
Other	209.3	57.5	119.7
Total	21,653.5	8,620.9	10,092.2

All expenditures were incurred in Canada.

Expenditures were financed through a combination of bank debt, cash flow and equity financings.  See "Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources."

Current and Planned Capital Expenditures/Divestitures

As of May 31, 2004, the Company had incurred approximately $4,000,000 in capital expenditures, primarily in the Princess and Sedalia areas of southern Alberta, Canada.  These expenditures, as in previous years, are being financed through a combination of bank debt, cash flow and equity financings.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.

Business Overview

Summary

The Company's principal properties are located in western Canada in the southern portions of Alberta, Saskatchewan, and Manitoba.  Gentry's strategy is two-fold: first, to find high quality, long life reserves which management believes have significant potential for increased production through infill drilling and enhanced recovery programs; and second, to engage in low to medium risk exploration and development activities complimented by selective acquisitions in the Western Canadian Sedimentary Basin.

Gentry maintains undeveloped acreage in the Gulf of St. Lawrence.  The acreage is non-operated and exploration is not anticipated in the near future.

Gentry holds a 16% interest in Stratic, which participates in oil and gas exploration and development activities in North and West Africa and the U.K. North Sea.

Applicable Government Regulation in Canada

The oil and natural gas industry is subject to extensive controls and regulation imposed by various levels of government. Regulatory approvals must be obtained before drilling wells or constructing facilities. Failure to obtain such approvals on a timely basis could result in delays or abandonment of projects and increased costs.  Although it is not expected that any of these controls or regulations will affect the Company's operations in a manner materially different than they would affect other Canadian oil and gas issuers of similar size, the controls and regulations should be considered carefully by investors in the oil and gas industry. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in western Canada.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends, in part, on oil type and quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance and other contractual terms. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board (the "NEB").  Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the value of refined products and the supply/demand balance and other contractual terms.  Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada.  Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 cubic metres per day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere, based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement ("NAFTA")

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are generally prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulations, each province in Canada has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown-owned lands are determined by negotiations between the freehold mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions.  These are often referred to as overriding royalties, gross overriding royalties or net profits or net carried interests.

From time to time, the federal and provincial governments in Canada have established incentive programs which have included royalty rate reductions (including far specific wells), royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects, although the trend is toward eliminating these types of programs in favour of long term programs which enhance predictability for producers.  If applicable, oil and natural gas royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers.

Alberta

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 cubic metre exemption is available for production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. Additionally, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

In Alberta, the amount payable to the Alberta government as a royalty in respect of oil depends on the type of oil, the vintage of the oil, the quantity of oil produced in a month and the value of the oil. The vintage of oil is determined based on various criteria set out in the regulations, but is generally broken down into three categories being old oil, new oil and third tier oil (which is oil produced form pools discovered after September 30, 1992).  The royalty rate on old oil is between 10% and 35%, for new oil it is between 10% and 30%, and for third tier oil it is between 10% and 25%.

The royalty payable to the Alberta government in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the type of natural gas, the quantity produced in a given month and the vintage of the natural gas. The vintage of natural gas is based on various criteria set out in the regulations, but is generally determined based on when the natural gas pools were discovered and natural gas from such pools was recovered.  As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than non-associated natural gas. The royalty payable on natural gas varies between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount.  Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75% for prices at or below the royalty tax credit reference price of $100 per cubic metre decreasing to 25% for prices above the royalty tax credit reference price of $210 per cubic metre. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period. On December 22, 1997, the Alberta Government announced that it would conduct a review of the ARTC program with the objective of setting out better-targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta Government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil. The royalty rate payable for old oil is between 20% and 45%, and for new oil and third tier oil is between 10% and 35%. The royalty payable on natural gas in Saskatchewan is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than non-associated natural gas. The royalty rate payable for old gas is between 20% and 45%, and for new gas and third tier gas is between 15% and 35%.

Effective October 1, 2002, the Saskatchewan government revised its fiscal regime for the oil and gas industry. Some royalties on wells existing as of that date will remain unchanged and will therefore be subject to various periods of royalty/tax deduction. The changes include new lower royalty and tax structures applicable to both oil, natural gas and associated natural gas (natural gas produced from oil wells), a new system of volume incentives and a reduced corporation capital tax resource surcharge rate.

The new fiscal regime for the Saskatchewan oil and gas industry provides an incentive to encourage exploration and development through a revised royalty/tax structure for oil and natural gas wells with a finished drilling date on or after October 1, 2002 or incremental oil production due to a new or expanded waterflood project with a commencement date on or after October 1, 2002. This "fourth tier" Crown royalty rate, applicable to both oil and natural gas, is price sensitive and ranges from a minimum 5% at a base price to a maximum of 30% at a price above the base price. A fourth tier freehold tax structure, calculated by subtracting a production tax factor of 12.5 percentage points from the corresponding Crown royalty rates, has also been created which is applicable to conventional oil, incremental oil from new or expanded waterfloods and natural gas. The fourth tier royalty/tax structure is also applicable in respect of associated natural gas that is gathered for use or sale which is produced either from oil wells with a finished drilling date on or after October 1, 2002 and oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 cubic metres of natural gas per cubic metre of oil. In addition, volume-based royalty/tax reduction incentives have been changed such that a maximum royalty of 2.5% now applies to various volumes of both oil and natural gas, depending on the depth and nature of the well (up to 16,000 cubic metres of oil in the case of deep exploratory wells and 25,000 cubic metres of natural gas produced from exploratory wells). The royalty/tax category with respect to re-entry and short sectional horizontal oil wells has been eliminated such that all horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive fourth tier royalty/tax rates and incentive volumes. Further changes include the reduction of the corporation capital tax resource surcharge rate from 3.6% to 2.0% and, subject to certain restrictions, the expansion of the deep oil well definition to include oil wells producing from a zone deeper than 1,700 meters.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying periods and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well, pipeline and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures.  A breach of such legislation may result in the imposition of material fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage.

In Alberta, environmental compliance is governed by the Environmental Protection and Enhancement Act (Alberta) and the Oil and Gas Conservation Act (Alberta), both of which impose certain environmental responsibilities on oil and natural gas operators and working interest holders in Alberta and impose penalties for violations. In Saskatchewan, environmental compliance is governed by the Environmental Management and Protection Act (Saskatchewan) and the Oil and Gas Conservation Act (Saskatchewan).

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases.  Canada ratified the Kyoto Protocol in late 2002.  Although the Canadian federal government has not released details of any implementation plan, it has stated that it intends to limit the emission reduction targets for the industry and the cost of emission credits, which could result in increased capital expenditures and operating costs.

The Company believes that it is, and intends to continue to be, in material compliance with applicable environmental laws and regulations and is committed to meeting its responsibilities to protect the environment wherever it operates or holds working interests.  The Company anticipates that this compliance may result in increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.  The Company believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

C.

Organizational Structure

Gentry currently has one wholly-owned active subsidiary, Gentry Resources (Saskatchewan) Ltd., and two wholly-owned inactive subsidiaries, Gentry Resources (West Africa) Inc. and Gentry Income Funds Inc., all of which were incorporated under the ABCA.  Gentry also owns a 16% interest in the outstanding common equity of Stratic Energy Corporation, a TSX Venture listed company which was continued under the Business Corporations Act (Yukon).  The following chart outlines the corporate structure of Gentry.

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

D.

Property, Plant and Equipment

PRINCIPAL PRODUCING PROPERTIES

The following is a description of Gentry's principal producing oil and gas properties as of December 31, 2003.

Readers are directed to the definitions of "company interest," "gross," "net" and other defined terms and disclosure regarding the Company's operations and resources under "Presentation of Gentry's Oil and Natural Gas Reserves and Production Information" in this Annual Report.  In particular, unless otherwise indicated as "gross" or "net," all estimates of oil and natural gas reserves and production are presented on a "company interest" basis.

Alberta

Bantry

The Bantry area is located approximately 9 kilometres north of Brooks in south eastern Alberta in Township 19, Range 14, West of the 4th Meridian.  Gentry owns a 50% interest in one well and a 38.67% interest in a second well.  Natural gas production for 2003 was approximately 108 Mcf/d.

Joffre

The Joffre area is located approximately 10 kilometres southeast of Red Deer in south central Alberta in Township 37, Range 26, West of the 4th Meridian.  Gentry owns interests varying between 10% to 40% in the area. Production from the area averaged 10 bbls/d and 185 Mcf/d in 2003.

Princess

The Princess lands are located approximately 30 kilometres east of Brooks, in southeast Alberta in Townships 18-20, Ranges 10 and 14, west of the Fourth Meridian.  Gentry owns interests ranging between 28% and 50% in the area. 2003 production averaged 202 bbls/d and 536 Mcf/d.

Red Rock

The Red Rock area is located approximately 50 kilometres south of Grande Prairie, in west central Alberta, in Township 63, Ranges 7 and 8 West of the Sixth Meridian.  Gentry owns a 3.35564% working interest in the Red Rock Chinook Unit No. 1 plus various working interests ranging from a 0.78125% working interest to a 25.0% working interest in non-unit lands in the Red Rock area.  The Red Rock Chinook Unit No. 1 and non-unit lands produced 8 bbls/d of crude oil and 90 Mcf/d of natural gas in 2003.

Red Willow

The Red Willow lands are located approximately 270 kilometres northeast of Stettler, in east central Alberta in Township 39, Range 16, west of the Fourth Meridian.  Gentry owns interests ranging between 23.56% and 100% the area.  2003 production averaged 1.56 MMcf/d.

Sedalia

The Sedalia lands are located approximately 25 kilometres west of Oyen, in southeast Alberta in Townships 28-30, Ranges 5 and 6, west of the Fourth Meridian.  Gentry owns interests ranging between 50% and 100% in the area.  Production in 2003 averaged 1.27 MMcf/d.

Thornbury

The Thornbury area is located approximately 100 kilometres southwest of Fort McMurray in northeastern Alberta, in townships 80 and 81, Ranges 14 to 16, West of the fourth Meridian.  Gentry owns an 18.333% working interest in the area. Natural gas production for 2003 was approximately 237 Mcf/d.

West Provost Viking Gas Unit

The West Provost Viking Gas Unit is located approximately 20 kilometres southeast of Coronation in east central Alberta in Townships 35-37, Ranges 7-9, West of the 4th Meridian.  Gentry owns a 27.34% interest in the Unit. For 2003, production averaged 601 Mcf/d.

West Provost Non-Unit Lands

The West Provost Non-Unit Lands are located approximately 20 kilometres southeast of Coronation in east central Alberta, located at Townships 35-37, Ranges 7-9, West of the 4th Meridian.  Gentry owns interest varying between 18.275% to 39.990% in the area3. Production from the area was approximately 50 bbls/d in 2003.

Whitecourt

The Whitecourt lands are located west-central Alberta in Townships 59 to 61, Ranges 11, 12 and 14, west of the Fifth Meridian.  Gentry owns interests ranging between 20% and 50%.  Production in 2003 averaged 363 Mcf/d.

Saskatchewan

Baldwinton

The Baldwinton property is located approximately 70 kilometres southeast of Lloydminster, in Section 8, Township 44, Range 23, West of the 3rd Meridian.  Gentry holds a 30.5% working interest in the area. Production from this area was approximately 253 bbls/d of crude oil in 2003.

Benson

The Benson area is located approximately 160 kilometres southeast of Regina, in Township 6, Ranges 8 and 9, West of the Second Meridian.  Gentry has a 10.9153% working interest and a gross overriding royalty interest of 0.07% in the Benson Unit.  Gentry also has royalty interests of 1.875% and 25% of 1/150 (5-15%) respectively in two wells just outside the Unit.  The wells in this Unit produce primarily from the Midale formation.  Production from this area in 2003 was approximately 82 bbls/d of crude oil.

Dollard

The Dollard area is located approximately 300 kilometres west-southwest of Regina, in Township 7, Ranges 19 and 20, West of the Third Meridian.  Gentry has a 3.853% working interest in the Dollard Unit and a gross overriding royalty of approximately 1.5% in the East Dollard Voluntary Unit.  Production from these units averaged 87 bbls/d of crude oil in 2003.

Steelman

The Steelman area is located approximately 180 kilometres southeast of Regina in Townships 3, 4 and 5, Ranges 4, 5 and 6, West of the Second Meridian.  Gentry owns interests in three units in the Steelman area, being units 1A, 4 and 5.

In the Steelman Unit 1A, Gentry holds a 2.707% working interest in the Unit. Production from this unit in 2003 was approximately 15 bbls/d of crude oil and 10 Mcf/d of natural gas.

In the Steelman Unit 4, Gentry holds a 13.938% working interest in approximately the Unit.  Production from this unit was approximately 75 bbls/d of crude oil and 44 Mcf/d of natural gas in 2003.

In the Steelman Unit 5, Gentry holds a 19.927% working interest in the Unit. Production from this unit was 24 bbls/d of crude oil and 16 Mcf/d of natural gas in 2003.

Manitoba

Virden Roselea

The Virden Roselea area is located in southwestern Manitoba in Townships 9 and 10, Ranges 24, 25 and 26, West of the Prime Meridian.  Gentry owns a 10.629% working interest in the Virden Roselea Unit No. 1.  Production for the unit in 2003 was approximately 46 bbls/d of crude oil.

SUMMARY OF PRODUCTION FROM PRINCIPAL PRODUCING PROPERTIES

During the year ended December 31, 2003, on a BOE basis, 65.0% of the Company's production was derived from Alberta, 32.4% from Saskatchewan and 2.6% from Manitoba.  The following table describes the Company's major properties and the average daily production from these properties during the year ended December 31, 2003.

OIL AND NATURAL GAS RESERVES

In the Martin Report, Martin has evaluated all of the crude oil, NGLs and natural gas reserves associated with Gentry's properties effective as of December 31, 2003 in accordance with National Instrument 51-101 adopted by the Canadian securities regulatory authorities.

In preparing its report, Martin obtained basic information from Gentry, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans.  Other engineering, geological or economic data required to conduct the evaluation and upon which the Martin Report is based, was obtained from public records, other operators and from Martin's non-confidential files.  Information concerning the extent and character of ownership of Gentry's interests and the accuracy of all factual data supplied to Martin by third parties was accepted by Martin as represented.

The following is a summary, as at December 31, 2003, of the crude oil, NGLs and natural gas reserves of Gentry and the net present value of the estimated future net revenue ascribed to such reserves as evaluated in the Martin Report, based on both forecast and constant price and cost assumptions. All future net revenues are stated prior to provision for interest, future site restoration and reclamation costs, income taxes, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Gentry's  crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in "Presentation of Gentry's Oil and Natural Gas Reserves and Production Information" in conjunction with the following tables and notes. Columns may not add due to rounding.

Notes:

 (1)

The Martin Report makes certain assumptions regarding future increases in the prices of oil and gas and takes into account inflation with respect to future operating and capital costs in the escalated price case.  Operating and capital costs were escalated by 2% per annum.  All oil prices have been adjusted from the reference price for quality and transportation and all gas prices have been adjusted for heating value.

(2)

Effective January 1, 1995, the ARTC program refunds a portion of eligible Crown royalties and varies from a maximum rate of refund of 75% of $2 million when the oil reference price is below $100 per cubic metre, to a minimum of 25% of $2 million when the oil price is above $210 per cubic metre.  The ARTC program was assumed to continue indefinitely.

(3)

The forecast price and cost case assumes the continuance of current laws and regulations, and any increase in selling prices also takes inflation into account.  The estimated future net revenue to be received from the production of the reserves was based on an inflation rate of 2.0% per year, an exchange rate of Cdn$1.00 = US$0.753 in 2004, Cdn$1.00 = US$0.751 in 2005 and Cdn$1.00 = US$0.748 thereafter and the following production price forecasts supplied by Martin:

 (4)

The constant price and cost case assumes the continuance of produce prices at December 31, 2003 and operating costs projected for 2004, and the continuance of current laws and regulations.  Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis.  The future net revenue to be received from the production of the reserves was based on an exchange rate of Cdn$1.00 = US$0.753 and the following prices:

 (5)

The undiscounted total future net revenue by reserves categories as of December 31, 2003, using both constant and forecast prices and costs, is set forth below:

 (6)

The net present value of future net revenue by reserves category and production group as of December 31, 2003, using both constant and forecast prices and costs and discounted at 10% per year, is set forth below:

(a)

Includes solution gas and other by-products.

(b)

Includes by-products but excludes solution gas from oil wells.

(7)

The volume of gross Proved plus Probable production estimated by Martin for 2004 in preparing the estimated net present values of future net revenue is as follows.

 (8)

The amount of development costs deducted in the estimated net present value of future net revenue is as follows:

	Constant Prices and Costs		Forecast Prices and Costs
	Proved Reserves		Proved Reserves		Proved Plus Probable Reserves
Year	Undiscounted	Discounted at 10% /year	Undiscounted	Discounted a 10%/year	Undiscounted	Discounted at 10%/year
			(in $ thousands)
2004	223		223		335
2005	771		771		2373
2006	409		417		565
2007	0		0		421
2008	0		0		0
Remaining	0		0		9
Total	1,403	1,147	1,411	1,153	3,703	2,981

(9)

As of December 31, 2003, the Company had no Proved plus Probable Reserves which were capable of production but which were not on production.

(10)

The extent and character of the Company's interests evaluated in the Martin Report and all factual data supplied by the Company to Martin were accepted by Martin as represented.  The crude oil and natural gas reserve calculations and any projections on which the Martin Report is based were determined with generally accepted petroleum engineering evaluation practices.

OIL AND NATURAL GAS WELLS AND UNPROVED PROPERTIES

The following table summarizes, as at December 31, 2003, Gentry's interests in producing wells and in non-producing wells which were not producing, but may be capable of production, along with Gentry's interests in Unproved properties.  Although many wells produce both oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the proportion of oil or natural gas production.

	Producing Wells				Non-Producing Wells				Unproved Properties
	Oil		Natural Gas		Oil		Natural Gas		(thousand of acres)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	58	9.5	111	29.5	10	6.2	37	11.9	89	48
Saskatchewan	1208	54.8	0	0	109	8.1	0	0	8	3
Manitoba	60	6.4	0	0	8	0.9	0	0	0	0
Total	1326	70.7	111	29.5	127	15.2	37	11.9	97	51

Gentry expects its rights to explore and develop on approximately Nil net acres to expire prior to December 31, 2004.  Gentry has no material work commitments on such properties and, where Gentry determines appropriate, it can continue the leases by either making the necessary applications or performing the necessary work.

EXPLORATION AND DEVELOPMENT ACTIVITIES

During 2003, Gentry participated in the drilling of 55 gross wells (27.7 net wells) with a 73% net well success rate.  The majority of Gentry's 2003 wells were drilled in Princess and Sedalia. The following table summarizes the number and type of wells that Gentry drilled or participated in the drilling of for the year ended December 31, 2003.

	Number of Exploration Wells		Number of Development Wells		Total Wells
Category of Well	Gross	Net	Gross	Net	Gross	Net
Crude oil wells	3	0.9	7	2.5	10	3.4
Natural gas wells	11	8.0	10	5.2	21	13.2
Cased Wells	4	2.5	4	1.0	8	3.5
Dry and abandoned wells	8	3.7	8	3.9	16	7.6
Total	26	15.1	29	12.6	55	27.7

Gentry currently intends to focus its development activities in the Western Canadian Sedimentary Basin.  Gentry's exploration and development activities are typically funded through debt, internally generated cash flow and issuances of Common Shares.

QUARTERLY PRODUCTION HISTORY

The following table sets forth Gentry's average daily production volumes, on a company interest basis, for each fiscal quarter in 2003 and for the entire year.

QUARTERLY NETBACK HISTORY

The following tables set forth Gentry's average netbacks received for each fiscal quarter in 2003 and for the entire year (excluding any hedging gains or losses).  Netbacks are calculated on the basis of prices received before hedging on sales volumes, less related royalties and related production costs. For multiple product well types, production costs are entirely attributed to that well's principal product type.

Note:

(1)

Production costs are costs incurred to operate and maintain wells and related equipment and facilities, including operating costs of support equipment used in oil and gas activities and other costs of operating and maintaining those wells and related equipment and facilities.  Examples of productions costs include items such as field staff labour costs, costs of materials, supplies and fuel consumed and supplies utilized in operating the wells and related equipment (such as power, chemicals and lease rentals), repairs and maintenance costs, property taxes, insurance costs, costs of work-overs, processing and treating fees, overhead fees, taxes (other than income and capital taxes) and other costs.

RECONCILIATION OF RESERVES

The following tables reconcile the Company's oil and natural gas reserves (on both a gross and net basis) from December 31, 2002 to December 31, 2003, using forecast prices and costs.

RECONCILIATION OF CHANGES IN NET PRESENT VALUE OF FUTURE NET REVENUE

The following table sets forth a reconciliation of changes in the net present value of estimated future revenues associated with the Company's net Proved Reserves from December 31, 2002 to December 31, 2003 using constant prices and costs and discounted at 10% per year.

Note:

(1)  The difference between forecast income taxes at beginning of period and forecast income taxes at end of period.

HISTORICAL UNDEVELOPED RESERVES

The following table discloses the volumes of Undeveloped Reserves of the Company that were first attributed in 2003.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.  The Company anticipates that such expenditures will be incurred prior to 2005 for the above noted reserves.

ABANDONMENT AND RECLAMATION COSTS

The Company is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its natural gas and petroleum properties (including surface leases, wells, facilities and pipelines) upon abandonment. The Company identifies obligations related to petroleum and natural gas properties by estimating the present value of expected future costs to reclaim and abandon these properties and the timing of the costs to be incurred in future periods.  These estimates are currently based on 99.2 net wells and no net facilities in respect of which the Company expects to incur such costs.  The Company anticipates the total amount of such costs to be approximately $2.4 million on an undiscounted basis and $1.3 million discounted at 10%.  Of this amount, the Company anticipates that approximately $233,000 will be incurred in the next three financial years.

Ongoing environmental obligations will generally be funded out of cash flow.

The estimates of total Proved Reserves associated with the Principal Producing Properties and the present worth of future net cash flows from such reserves contained in the Martin Report (based on forecast prices and costs on an undiscounted basis) include expenditures of approximately $1.6 million associated with the abandonment of current producing and future wells but do not include any provision for non-producing wells or facility abandonment and site restoration costs.

TAX HORIZON

The Company's wholly owned subsidiary Gentry Resources (Saskatchewan) Ltd. was required to pay income taxes in 2003.  It is anticipated that Gentry Resources (Saskatchewan) Ltd. will be liable for income taxes in 2004.  Based on a model of reinvesting cash flow at industry average efficiency rates, the Company anticipates it will be required to pay income taxes in 2004.

ENVIRONMENTAL AND SAFETY MATTERS

The Company and its subsidiaries conduct their operations with a commitment to the health of their employees and the public, as well as the long-term enhancement and protection of the environment.  The Company intends to perform all work safely and to comply with all corporate and regulatory requirements. The Company intends to continue to operate in a manner consistent with and, where applicable, build on its existing comprehensive safety, health and environment program, which outlines responsibilities and corporate and regulatory standards, as well as provides tools to assist employees and contractors to work safely and to meet or exceed regulatory requirements.

INSURANCE

The Company carries suitable insurance policies to provide protection for its working interest in its natural gas and petroleum properties. Insurance policies cover property damage and general liability. The ongoing level, type and maintenance of insurance will be determined by the Company based upon the availability and cost of such insurance and the Company's perception of the risk of loss.  See "Item 3.  Key Information -- D.  Risk Factors -- Environmental Concerns".

FUTURE COMMITMENTS

The Company does not currently use any type of financial instruments or fixed price physical sales contracts to manage the risk related to fluctuating commodity prices.  Absent such hedging activities, all of the Company's crude oil and NGLs and  natural gas production is sold into the open market at prevailing spot prices, which exposes the Company to the risks associated with commodity price fluctuations and foreign exchange rates.  See "Item 3.  Key Information  -- D.  Risk Factors -- Industry Risks".

The Company currently does not have any firm commitments for gathering, processing and transmission services that require the Company to deliver certain minimum quantities of crude oil and NGLs and natural gas to third parties or pay the corresponding tariffs. The Company utilizes interruptible processing and transportation arrangements either directly or through the oil and gas purchaser.

As part of the Company's flow-through share issue completed on May 18, 2004 (see " -- A.  History and Development of the Company -- Recent Developments"), the Company must expend $2.5 million on exploration expenditures prior to December 31, 2005.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with the consolidated audited financial statements of the Company for the fiscal years ended December 31, 2003, 2002 and 2001, and related notes thereto included herewith and with the selected data set forth in Item 3 above.  The consolidated financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 13 to the audited consolidated financial statements for the years ended December 31, 2003 and 2002, and Note 12 to the audited consolidated financial statements for the years ended December 31, 2002 and 2001, there are no material differences, for the purposes of these financial statements, between generally accepted accounting principles in Canada and the United States.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe. This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale. Boe figures may be misleading, particularly if used in isolation.

Included in the discussion and analysis are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles, and accordingly are referred to as non-GAAP measures.  Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies.  Gentry's reported amounts may not be comparable to similarly titled measures reported by other companies.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company's performance or liquidity.

Effective January 1, 2003, the Company has adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants' new standard on Asset Retirement Obligations.  As a result, certain comparative figures have been restated in compliance with the new policy.  A summary of the effects of this new policy is contained in the "New Accounting Standards for 2003 and 2004" section of Item 5B.

Certain disclosure in this Item 5 contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.  For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.  See "Forward-Looking Statements" at the beginning of this Annual Report.

A.

Operating Results

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Production and Pricing

With Gentry's shift to full-cycle exploration, the majority of its activities and a growing amount of its oil and gas production are from Alberta.  Previously, most of the Company's oil production had been derived from Saskatchewan and the majority of its gas production was generated in Alberta. Whereas the Saskatchewan crude varies from medium to light gravity in the southeast of the province to a heavier blend in the central area, the new Alberta crude is a medium to heavy gravity oil. Gentry's growth in gas production is coming largely from the southern portions of Alberta.

Oil and liquids	Revenue	Volume	Price
	($thousands)	(bbls/d)	($/bbl)
2003	11,860.4	897	36.22
2002	12,139.8	991	35.55
2001	9,984.1	937	29.19

	Revenue	Volume	Price
Natural gas	($thousands)	(mcf/d)	($/mcf)
2003	12,819.4	5,330.0	6.59
2002	7,215.8	4,741	4.17
2001	6,236.3	3,275	5.22

	Revenue	Volume	Price
Boe	($thousands)	(boe/d)	($/boe)
2003	24,679.8	1,785	37.87
2002	19,355.6	1,781	29.77
2001	16,220.4	1,483	29.97

Gross production revenue increased 28%, or $5.32 million, to $24.68 million from $19.36 million in 2002.  This substantial increase was due to higher commodity prices, primarily for natural gas, and a 12% increase in natural gas production, offset by a 9% decrease in the production of oil and liquids.

Gentry's average natural gas price increased to $6.59/ mcf, up 58% from the 2002 average of $4.17/mcf.  This price rise added $4.71 million to 2003 revenues. Prices for oil and liquids showed a more moderate increase, up 8% to $36.22/bbl from $33.55/bbl in 2002, which had the effect of increasing revenues by $874 thousand.

Volume wise, the increased gas sales from 4,741 mcf/d to 5,330 mcf/d contributed $896 thousand to gross revenue.  This could not offset the $1.16 million lost due to reduced oil and liquids sales which fell from 991 bbls/d to $897 bbls/d.

In the above table, 2001 revenue includes a hedging gain.  The Company hedged 300 bbls/d of oil at a price of $43.69/bbl resulting in a gain of $391 thousand.

Gentry did not enter into any forward contracts in 2002 or 2003 and none are in place for 2004.

Royalties

Gentry's royalties, net of Alberta Royalty Tax Credit (ARTC), increased 20% to $5.07 million from $4.23 million in 2002.  Expressed as a percentage of production, oil royalties were 22.6% in 2003 versus 22.2% in 2002.  Gas royalties were 18.6% in 2003 compared with 21.2% in 2002.  On a boe basis, the percentages were 20.5% in 2003 and 21.8% in 2002.  The shift in production weighting from Saskatchewan to Alberta, which generally has a more favorable royalty regime for the Company' s assets, is the primary reason for the overall decrease in royalties as a percentage of revenues.

($thousands)	2003	2002	2001
Crown royalties	3054.7	2,225.3	1,575.3
Freehold royalties	1821.7	1,634.3	828.3
Overriding royalties	502.2	528.9	464.3
Total royalties	5,378.6	4,388.5	2,867.9
ARTC	(311.5)	(163.3)	(116.2)
Net royalties	5,067.1	4,225.2	2,751.7
As a percentage of production revenue (prior to hedging)	20.5	21.8	17.4

Production Expenses

Gross production expenses increased 28% to $5.73 million from $4.46 million in 2002. The majority of the increase was attributable to a full, active year of production at Princess.  On a barrel of oil equivalent basis, costs increased 28% to $8.80/boe from $6.86/boe in 2002.  Production problems at Baldwinton, as well as interruptions associated with bringing on new pool production at Princess, were the two leading factors to this increase.  As the proportion of Baldwinton's contribution falls and as the Company's history, experience and production at Princess grows, production expenses should fall closer to the levels realized in 2002.

General and Administrative Expenses

Gentry's general and administrative expenses increased 23% to $2.53 million in 2003 from $2.06 million in 2002.  Just over half of this increase was due to additional staff and compensation requirements as the Company continued to expand its activities.  On a barrel of oil equivalent basis, general and administrative expenses increased 22% to $3.88/boe from $3.17/boe in 2002.  Going forward, moderate increases to gross administrative costs are expected, however, as production increases, it is anticipated that per unit costs will decline.

Included in general and administrative expenses was $113 thousand in stock-based compensation that was expensed as the Company prospectively adopted new standards with respect to accounting for stock option grants.  This figure represents the value, using the Black-Scholes option-pricing method, of stock options granted in 2003.

Interest Expense

Gentry's interest expense increased to $484 thousand in 2003 from $407 thousand in 2002.  This increase was due to greater use of the Company's credit facilities to fund its capital exploration programs.  During the first half of the year, Gentry paid interest on its outstanding loan balance at a rate of prime plus 3/4%.  For the latter half, the rate was reduced to prime in conjunction with the increase in line of credit from $12 million to $14 million.

Depletion and Depreciation

Depletion and depreciation charges for 2003 were $7.08 million compared with $4.27 million in the previous year. This trend is expected to continue as the Company increases its asset base through its capital programs. On a barrel of oil equivalent basis, costs increased to $10.86/boe versus $6.57/boe in 2002.

The Company's depletion rate grew to 14.54% in 2003 from 13.16% in 2002.  The depletion calculation was based on year end proved reserves estimates at constant prices and costs.  These reserves were 8% lower than the 2002 estimates, primarily as a result of changes to reserves definitions under National Instrument 51-101 and this accounted for the increased depletion rate.

Income Taxes

Gentry was liable for $941 thousand in current taxes in 2003 which was a negligible decrease from $951 thousand in 2002. On a unit of production basis, current taxes were also similar, at $1.44/boe versus $1.46/boe in 2002. Future taxes declined substantially to $87 thousand in 2003 from $648 thousand in 2002.

This decrease was largely due to reductions in future federal and provincial income tax rates payable by the Company. On a unit of production basis, future taxes for 2003 equated to $0.13/boe versus $1.00/boe in 2002.

As a result of a flow-through financing in 2002, Gentry agreed to renounce $1.65 million of Canadian Exploration Expenditures. $106 thousand was incurred prior to year-end 2002 and the remaining $1.54 million was incurred in 2003.

At the end of 2003, Gentry had approximately $25.58 million of accumulated tax pools that are available for deduction against income in future years.

		Maximum
	Available	Annual
($ thousands)	Balance	Deduction
Canadian oil & gas property expense	9,476.8	10%
Canadian development expense	3,259.5	30%
Canadian exploration expense	4,670.6	100%
Foreign exploration & development expense	436.4	10%
Undepreciated capital cost	7,149.2	20-100%
Cumulative eligible capital	68.8	7%
Financing costs	521.8	20%
Total	25,583.1

Cash Flow and Net Income

In 2003, cash flow from operations reached a record high of $10.39 million, an increase of 40% from $7.42 million in 2002.  This amounts to $0.42 per share ($0.40 diluted) versus $0.34 per share ($0.32 diluted) in 2002.  This increase was largely achieved from higher net production revenues as a result of increases in commodity prices.

Net income increased 25% to $3.04 million from $2.44 million in 2002.  On a per share basis, net income was $0.12 ($0.12 diluted) in 2003 compared to $0.11 ($0.10 diluted) in 2002.  In assessing the change in net income, the positive impact of the extra $2.97 million in cash flow, coupled with a comparative savings of $561 thousand in future taxes, were greatly reduced by the additional $2.81 million in depletion and depreciation charges.

Netbacks

($/boe)	2003	2002	2001
Selling price	37.87	29.77	29.97
Royalties (net of ARTC)	(7.78)	(6.50)	(5.08)
Production expenses	(8.80)	(6.86)	(8.16)
Operating netbacks	21.29	16.41	16.73
Administration	(3.88)	3.17	(3.66)
Interest	(0.74)	(0.63)	(0.68)
Current taxes	(1.44)	(1.46)	(1.08)
Other income	0.44	0.26	0.27
Non-cash compensation	0.27	—	—
Cash flow	15.94	11.41	11.58
Depletion & depreciation	(10.86)	(6.57)	(5.55)
Future taxes	(0.13)	(1.00)	(1.12)
Other items	(0.01)	(0.09)	(1.69)
Non-cash compensation	(0.27)	—	—
Net income	4.67	3.75	3.22

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

Interest Expense

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

Depletion, Depreciation and Site Restoration

Depletion and depreciation charges for 2002 totaled $4.27 million compared with $3.01 million the previous year.  This trend is expected to continue as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $6.57/boe compared with $5.55/boe the previous year as the depletion rate grew to 13.16% from 10.63% in 2001.  Gentry's site restoration and reclamation provision for 2002 amounted to $272 thousand compared with $228 thousand the previous year.

Net Income

Net income increased 39% to $2.44 million in 2002 from $1.75 million in 2001.  The per share numbers were $0.11 ($0.10 diluted) in 2002 versus $0.08 ($0.08 diluted) in 2001.  The primary factors in this increase relate to higher net production revenues and Gentry's equity investments.

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

Marketing and Risk Management Arrangements

In 2003, all of Gentry's sales occurred in the Canadian market.  The price of oil and gas is deregulated and is negotiated between the producers and suppliers based upon domestic and international economic and market factors (including supply and demand, oil quality, prices for competing oils, distance to market, and value of refined products).  Gentry utilizes the services and expertise of various oil and gas marketers to sell its production.  No production is contracted out on terms greater than one year.  Gentry may hedge a portion of its crude oil and/or natural gas production to manage its exposure to fluctuations in the price of the product, although it did not do so in 2003.  The Company does not currently have a hedging program in place for 2004.

Gentry's operations in Canada render it subject to foreign currency fluctuations, which may materially affect its financial position and results.  Oil is generally sold at prices stated in U.S. dollars, while costs incurred are paid in the currency of the country in which the activities are undertaken.  At the present time, the Canadian dollar trades at a discount to the U.S. dollar, but any change in the exchange ratio could affect profitability.  Gentry does not expect to engage in currency hedging to offset any risk of currency fluctuations.

B.

Liquidity and Capital Resources

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Funds Flow

In 2003, cash flow from operations rose 40% to $10.39 million from $7.42 million the previous year.  This amounts to $0.42 per share ($0.40 diluted) in 2003 versus $0.34 per share ($0.32 diluted) during 2002.  Greater net production revenues enabled the Company to achieve this increase.

Funds flow from financing activities was $10.16 million versus $1.40 million in 2002.  The largest component of this change was the increase in bank debt of approximately $4.97 million (versus a decrease of $579 thousand in 2002).

Funds outflow from investing activities was $19.85 million in 2003 compared to $7.63 million in the previous year.  Petroleum and natural gas expenditures in 2003 amounted to $21.65 million compared to $8.62 million in 2002.

Liquidity and Capital Resources

On October 30, 2003, Gentry closed a bought deal financing with a syndicate of underwriters. Three million shares were issued at a price of $1.75 per share for gross proceeds of $5.25 million. The proceeds were initially applied to Gentry's bank indebtedness and then drawn on to fund capital commitments as required.

Gentry began the year with 23,783,263 common shares issued and outstanding. During 2003, 3,000,000 shares were issued pursuant to the aforementioned financing; 350,000 and 585, 000 shares were issued on the exercised of previously issued share purchase warrants and incentive stock options ($1.75 and $0.52 per share respectively); 76,045 shares were issued pursuant to the Company's employee share purchase plan ($1.64 per share); and 441,800 shares were repurchased and cancelled pursuant to the Company's Normal Course Issuer Bid ($1.54 per share). As a result of these changes, Gentry ended the year with 27,352,508 common shares issued and outstanding.

Gentry's year end net debt (current liabilities in excess of current assets) was $13.44 million compared with $7.22 million at the end of 2002.  Gentry's credit limit stands at $14 million and is currently being reviewed based upon the Company's January 1, 2004 Reserves Report.

On May 18, 2004 Gentry issued 5,000,000 common shares at a price of $2.00 per share and 1,000,000 flow-through shares at a price of $2.50 per share for gross proceeds of $12,500,000.

Current Indebtedness

The Company currently has a $14,000,000 revolving operating facility with the Toronto Dominion Bank.  The facility was increased to that level as of June 24, 2003, from its previous level of $12,000,000 where it had been since November 2001.  The outstanding balance is due on demand and is secured by a general assignment of book debts, a $20,000,000 fixed and floating demand debenture against all assets and undertakings including fixed charges on certain property and equipment, a general security agreement covering all present and after acquired property, and a hypothecation and assignment of certain specific properties.  Interest on loan advances under the facility is payable monthly at the lender's prime rate.  The facility is subject to annual review and is subject to the following terms:

  The Company is required to maintain a current ratio of not less than one to one.  For the Bank's purposes, the undrawn portion of the facility may be added to cash.  In other words, the Bank allows Gentry to calculate its current ratio by adding the difference between the maximum revolving facility (in this case $14,000,000) and the amount actually outstanding and owing under the facility, to its cash position thereby effectively increasing its current ratio for the bank's reporting purposes.

  The Company may not incur any Term Debt in excess of $200,000 outstanding at any time.

  The Company may not dispose of its oil and gas assets with a value in excess of $1,000,000 per annum without the prior written consent of the Bank.

Capital Expenditures

Net capital expenditures increased 151% in 2003 to $21.65 million from $8.62 million in 2002. The increase was due to a record level of activity for the Company as it continued to increase drilling in all of its core exploration areas; pursue an aggressive land acquisition program to facilitate further exploration activities; and to acquire and build additional infrastructure to bring new volumes on stream.

($thousands)	2003	2002	2001
Exploration and development	9,723.8	5,113.1	4,101.4
Facilities and equipment	4,208.4	1,298.4	1,429.7
Acquisitions, net of dispositions	2,503.6	n/a	2,131.9
Land and seismic	4,160.4	1,355.6	1,553.5
Capitalized expenses	848.0	796.3	756.0
Other	209.3	57.5	119.7
Total	21,653.5	8,620.9	10,092.2

The Company participated in 55 gross wells (27.7 net) in 2003 for a success rate of 71% (73% net). This compares to 35 gross wells (12.6 net) and success rate of 89% (76% net) in 2002.

Contractual Obligations

In the normal course of business, Gentry has entered into the following contractual obligation and commitment:

	Payments due in period
($ thousands)	2004	2005 to 2008	Total
Office lease	174	680	854

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

Capital Expenditures

Net capital expenditures decreased 15% to $8.62 million from the $10.09 million incurred in the prior year.  The 2001 expenditures included $2.49 million associated with the acquisition of Sloane whereas the 2002 expenditures were focused more on exploration and development at Princess and Sedalia.

($thousands)	2002	2001	2000
Exploration and development	6,411.5	5,531.1	2,279.2
Acquisitions, net of dispositions	--	2,131.9	(59.6)
Land and seismic	1,355.6	1,553.5	402.3
Capitalized expenses	796.3	756.0	601.5
Other	57.5	119.7	95.9
Total	8,620.9	10,092.2	3,319.3

Critical Accounting Estimates

Gentry is required to make certain assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. The following is a discussion of the estimates that are critical to Gentry's consolidated financial statements.

Oil and Natural Gas Reserves and Full Cost Accounting

Gentry follows the full cost method of accounting for its oil and gas properties and equipment as prescribed by the Canadian Institute of Chartered Accountants (CICA).  Accordingly, all costs associated with the acquisition, development and exploration of oil and natural gas reserves are capitalized and then depleted using the unit-of-production method based on estimated proved reserves. A ceiling test keeps capitalized costs, less accumulated depletion and depreciation, future income taxes, and asset retirement obligations, from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved reserves, less estimated future general and administrative expenses, asset retirement obligations, financing costs and income taxes.

Reserve estimates can have a significant impact on net income and the carrying value of property and equipment as they are the key component in the calculation of both depletion and depreciation and the ceiling test. Revisions to reserve estimates could result in a higher or lower depletion and depreciation expense being charged to net income while downward revisions to reserve estimates could result in a write down of property and equipment based on the ceiling test.

100% of Gentry's reserves are evaluated by the independent engineering firm of Martin & Brussett Associates. This evaluation requires significant estimates to be made on various engineering data as well as future production rates, capital expenditures, and commodity prices, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its estimates of reserves will be revised, either upwards or downwards, based on future drilling, testing, production rates and commodity forecasts.

Asset Retirement Obligations

Gentry estimates the fair value of each asset retirement obligation. The obligation is based on current regulations, costs, technologies, and industry standards and is calculated using estimates for the timing of abandonment, inflation, and a credit-adjusted risk-free interest rate. The discounted obligation is initially capitalized as part of the carrying amount of the property and equipment and a corresponding liability is recognized. The increase in property and equipment is depleted and depreciated on the same basis as the remainder of the property and equipment. The liability is accreted against income, until it is settled or the property is sold, and is included as a component of depletion and depreciation expense.

Retirement obligations can have a material impact on both the consolidated balance sheets and consolidated statements of income of the Company. Revisions to any or all of the aforementioned factors and estimates used in calculating the obligation may result in a change to the carrying value of property and equipment and the related liability, as well as the depletion and depreciation expense charged to net income. The Company expects that over time its estimate of its asset retirement obligations will be revised, either upwards or downwards, based on future regulations, costs technologies, industry standards, timing of abandonments, and interest and inflation rates.

Stock-based Compensation

Gentry follows the fair value method of accounting for its stock-based compensation arrangements relating to stock options grants. The Company recognizes a compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option-pricing method and amortizes the expense over the vesting period of the options. The Black-Scholes method requires estimates for the volatility of the Company's stock, a risk-free interest rate, an expected dividend rate, and the expected life of the options. Changes in these estimates will change the fair value of the option and affect the compensation expense recorded in the consolidated financial statements.

Other Accounting Estimates

Gentry follows the accrual method of accounting which requires the Company to incorporate certain estimates in its financial and operating results. This includes estimates of revenues, royalties, production expenses and capital items for specific reporting periods for which actual results have not yet been received.

Gentry ensures that the personnel with the most knowledge of the relevant activities are responsible for the estimates which are then reviewed for reasonableness. Past estimates are also compared to actual results in order to make more informed decisions when accruing future amounts.

New Accounting Standards for 2003 and 2004

During the past year, a number of changes to financial reporting requirements have been introduced. The following outlines the most notable changes and those which have the greatest impact on Gentry.

Full Cost Accounting

Effective for fiscal years beginning on or after January 1, 2004, the CICA issued Accounting Guideline 16 -"Oil and Gas Accounting -- Full Cost" which changes the calculation of the ceiling test. The new standard requires that impairment be recognized if the carrying value of a long-life asset can not be recovered from its undiscounted future cash flows. An impairment, if required, is then determined as the difference between the carrying value and the fair value of the asset, such fair value to be based on the present value of the expected future discounted cash flows. Gentry performed this ceiling test calculation as at December 31, 2003 and there was no impact on the Company under the new guideline.

Asset Retirement Obligations

The CICA has introduced handbook section 3110—"Asset Retirement Obligations" which is effective January 1, 2004, although early adoption is encouraged. Under this section, the

Company is required to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is first recorded, it is added at fair value to property and equipment. It is then amortized against income as a component of depletion and depreciation expense using the unit-of production method. The Company elected to adopt this policy effective January 1, 2003, with restatement of prior periods, and a summary of the effects of this new policy is contained in Note 3 of the Consolidated Financial Statements.

Stock-based Compensation

On October 1, 2003, and with effect from January 1, 2003, the Company prospectively adopted the CICA's new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors. Under the transitional provisions of the standard, stock options granted to employees, officers and directors after the effective date of January 1, 2003 are accounted for using the fair value method. As a result of this change, general and administrative expenses have increased by $113 thousand, property and equipment increased by $20 thousand and contributed surplus increased by $132 thousand.

A summary of the assumptions used in calculating the stock-based compensation expense are contained in Note 9(d) of the Consolidated Financial Statements.

Hedging Relationships

The CICA issued Accounting Guideline 13—"Hedging Relationships", which is effective for the Company's fiscal year beginning January 1, 2004. The new standard requires the identification, designation, documentation and measurement of hedging relationships in order to apply hedge accounting. As Gentry had no hedges in place in 2003 and none for 2004, this policy currently has no effect on the Company.

Business Risks and Uncertainties

Gentry, like all companies in the oil and gas industry, operates in an environment subject to inherent risks. Many such uncertainties are beyond the ability of a company to control --particularly those associated with exploring for, and developing, economic quantities of hydrocarbons; volatile commodity prices; issues related to global supply and demand; governmental regulations; and environmental matters. The Company's business is affected by these risks to the same degree as any other participant in the upstream Canadian oil and gas industry.

Gentry has implemented risk protection through such means as maintaining a broad base of interests in core areas of the Western Canadian Sedimentary Basin that have long-term production and reserves. In addition, through its investment in Stratic, the Company participates in selected international exploration ventures of high potential that nonetheless add certain political and technical business risks. Such risks are mitigated by operating in politically and economically stable countries, and by aligning with joint venture companies that have significant international experience.

C.

Research and Development, Patents and Licenses

As the Company is an oil and gas exploration and production company, the information required by this section is inapplicable.

D.

Trend Information

During the first quarter of 2004, both crude oil and natural gas were in an upward trend in the commodity price cycle.  For crude oil, this upward pricing trend began in late 2002 with production disruptions in Venezuela, followed by the addition of a "war premium" from concerns over Iraqi production curtailments.  Tensions in the Middle East are continuing to put pressure on the market fundamentals of supply, demand and inventories.  While there appears to still be an abundant supply of oil in the world, it remains highly concentrated and therefore susceptible to the influence of organizations such as OPEC.  Rejuvenation and development of Iraqi reserves will take enormous capital, not to mention the capital required to increase non-OPEC production.  This in turn has implicit assumptions for potential returns on capital and hence, oil prices.  While crude prices will continue to cycle through pricing highs and lows in response to world events, and OPEC's response to those events, Company management believes that the basic market fundamentals remain strong.

 North American gas markets are not tied to the geopolitical framework of OPEC and its production quotas and pricing policies.  Rather, market fundamentals in North America drive prices.  Over the past winter, prices remained strong due to continuing supply concerns in North America.  With a large amount of storage to be refilled this summer and continuing demand from the United States, Company management expects to see prices remain strong.  These positive market fundamentals and increased social and environmental awareness have led Gentry to focus its capital programs weighted toward a gas-driven strategy.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F.

Tabular Disclosure of Contractual Obligations

The required information is contained above under "-- B.  Liquidity and Capital Resources -- Contractual Obligations."

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth the names and addresses of Directors and Officers of the Company, their positions and offices with the Company and the date of commencement of their terms.

Name and Address	Positions and Offices with the Company	Term in Office
Hugh G. Ross Calgary, Alberta	President, Chief Executive Officer and Director	President (Dec. ‘90 -- present); CEO (May ‘94 -- present); Director (June ‘88 -- present).
Ketan Panchmatia Calgary, Alberta	Chief Financial Officer and Secretary/Treasurer	Chief Financial Officer (Apr. ‘96 -- present); Secretary/Treasurer (Dec. ‘90 -- present)
R. Gordon McKay Calgary, Alberta	Vice-President, Exploration and Operations and Chief Operating Officer	Vice President (June ‘96 -- present); Chief Operating Officer (May ‘01 -- present)
Michael Halvorson Edmonton, Alberta	Director	Aug. ‘94 -- present
A. Bruce Macdonald Calgary, Alberta	Director	Nov. ‘95 -- present
George T. Hawes Plandome, New York	Director	Dec. ‘99 -- present
Walter O'Donoghue Calgary, Alberta	Director	May ‘98 -- present

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

Directors

Michael Halvorson

Mr. Halvorson has served as a Director of the Company since August 1994.  Since 1980, he has been the President of Halcorp Capital Ltd., a private corporation specializing in the raising of investment capital in the resources industry.  Mr. Halvorson has also been involved in various aspects of the securities business since 1967.  He serves as a Director for Viceroy Resources Corporation and Trillion Resources Ltd., both of which focus on gold mining and exploration in North America and Africa, and was a Director of Sloane Petroleums Inc. (formerly known as Northwind Ventures Ltd.) until its amalgamation with Gentry in March 2001.

A. Bruce Macdonald

Mr. Macdonald has served as a Director of the Company since November 1995.  He has been the President of Stoneyfell Investments Inc., a private oil and gas management consulting firm, since July 1996.  Mr. Macdonald holds a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines.  He has 40 years of experience in the oil and gas industry in Canada, the U.S. and Australia.  Previously, he served as Executive Vice President of Andex Oil Co. Ltd., and its successor.  Mr. Macdonald was also a Director of Sloane Petroleums Inc. (formerly known as Northwind Ventures Ltd.) until its amalgamation with Gentry and remains a Director of Stratic Energy Corporation.

George T. Hawes

Mr. Hawes was appointed to the Board of Directors in December 1999.  Mr. Hawes obtained a B.B.A. in Accounting from the University of Notre Dame and has over thirty years business and financial experience.  He is currently the President of G.T. Hawes & Co., Inc., a private real estate brokerage firm based out of Plandome, New York.

Walter B. O'Donoghue

Mr. O'Donoghue was appointed to the Board of Directors in May 1998.  He has been an independent businessman since 2003.  Prior thereto, he was a partner of the law firm of Bennett Jones.  He sits on a number of Boards including Gibson Petroleum Company Limited, a mid-sized oil and gas company, and Athabasca Oil Sands Investments Inc., a mid-sized oil and gas limited partnership management company.

B.

Compensation

The following table sets forth the annual, long term and other compensation paid by the Company for each of the last three (3) financial years ended December 31, 2003, 2002 and 2001 to Hugh G. Ross, President and Chief Executive Officer, R. Gordon McKay, Vice President, Exploration and Operations and Chief Operating Officer, and Ketan Panchmatia, Vice President, Finance and Chief Financial Officer (the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation			Long Term Compensation(1)
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Common Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)(3)
Hugh G. Ross, President & CEO(2)	2003	$198,750	$33,800	$10,609	50,000	Nil	Nil	$9,938
	2002	$190,250	$38,000	$8,174	Nil	Nil	Nil	Nil
	2001	$175,650	$35,000	$10,139	50,000	Nil	Nil	Nil
R. Gordon McKay, Vice President, Exploration & Operations & COO	2003	$155,250	$21,700	$242	50,000	Nil	Nil	$7,763
	2002	$148,500	$26,000	$837	Nil	Nil	Nil	Nil
	2001	$135,500	$25,000	$362	50,000	Nil	Nil	Nil
Ketan Panchmatia, Vice President, Finance & CFO	2003	$136,500	$23,200	$384	50,000	Nil	Nil	$6,825
	2002	$129,000	$23,000	$636	Nil	Nil	Nil	Nil
	2001	$114,000	$20,000	$172	50,000	Nil	Nil	Nil

Notes:

(1)

The Company has not issued any stock appreciation rights, restricted Common Shares or restricted share units; does not have any long-term incentive plans ("LTIP") nor made any similar payments; and does not have any pension or retirement plans.

(2)

Mr. Ross, in his capacity as a director of the Company, also received certain director's fees during the financial years ended December 31, 2003, 2002 and 2001.  See "Compensation of Directors".

(3)

Represents the value of the Company's contributions to the Employee Share Ownership Plan on behalf of the Named Executive Officer. See "- Employee Share Ownership Plan" below.

Options Granted During the Most Recently Completed Financial Year

The following Options were granted to Named Executive Officers by the Company during the fiscal year ended December 31, 2003:

Name	Common Shares Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Common Share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Common Share)	Expiration Date(1)
Hugh G. Ross	50,000	6.9%	$1.34	$1.34	April 24, 2008
R. Gordon McKay	50,000	6.9%	$1.34	$1.34	April 24, 2008
Ketan Panchmatia	50,000	6.9%	$1.34	$1.34	April 24, 2008

Note:

(1)

These Options were granted on April 24, 2003. 33% (16,667) of these Options vested on October 24, 2003, 33% (16,667) of these Options are scheduled to vest on October 24, 2004 and 33% (16,666) of these Options are scheduled to vest on October 24, 2005.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information concerning options exercised during the financial year ended December 31, 2003 and the value of unexercised options as at December 31, 2003:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2003 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at December 31, 2003 ($) Exercisable/ Unexercisable
Hugh G. Ross	200,000	201,500	374,167/33,333	522,392/21,333
R. Gordon McKay	100,000	84,000	116,667/33,333	145,917/21,333
Ketan Panchmatia	50,000	42,000	216,667/33,333	291,917/21,333

The value of the unexercised options at December 31, 2003 was based on the closing price of the Common Shares on the Toronto Stock Exchange as at December 31, 2003, being $1.98.

Employee Share Ownership Plan

The Company has instituted an Employee Share Ownership Plan ("ESOP") effective January 1, 2003 in which all employees of the Company resident in Canada, including the Named Executive Officers, are eligible to participate.  The Company matches the employee's contribution in an amount not exceeding 5% of the employee's annual salary from and after January 1, 2003, excluding any bonuses or other payments, perquisites or benefits.  Both the employee's and the Company's contributions are invested exclusively in treasury Common Shares of the Company thereby aligning the interests of employees with those of the shareholders. The value of the Company's contributions to the ESOP on behalf of the Named Executive Officers is disclosed in the "All Other Compensation" column in the Summary Compensation Table above.

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

Compensation of Directors

The directors of the Company were paid an annual fee of $10,000 by the Company for services in their capacity as directors of the Company during the fiscal year ended December 31, 2003.  Directors also received $1,000 per board meeting, $500 per committee meeting for in-town directors and $1,000 per committee meeting for out-of-town directors.  Committee chairs received a further $250 per committee meeting.

Management Services Contracts

Hawkeye Resources Ltd. provides certain management services to the Company.  Pursuant to an Engineering Consulting Agreement with the Company effective January 1, 1999, as amended through April 1, 2003, Hawkeye Resources received consulting fees in the aggregate amounts of $72,133 and $75,500 during the fiscal years ended December 31, 2003 and 2002, respectively.

A. Bruce Macdonald, a director of the Company, is a shareholder, director and officer of Hawkeye Resources Ltd.  It provides management advisory and consulting services to the Company and its officers and management including consulting on engineering matters relating to drilling prospects and property acquisitions in western Canada.  These management services are in addition to Mr. Macdonald's duties and responsibilities to the Company in his capacity  as a director of the Company.

Stock Options Granted to and Exercised by Directors

The following stock options were granted to the directors of the Company during the fiscal year ended December 31, 2003:

Name of Optionee	Securities under Options Granted	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Hugh G. Ross	50,000	6.9%	$1.34	$1.34	April 24, 2008
A. Bruce Macdonald	50,000	6.9%	$1.34	$1.34	April 24, 2008
Michael Halvorson	50,000	6.9%	$1.34	$1.34	April 24, 2008
Walter O'Donoghue	50,000	6.9%	$1.34	$1.34	April 24, 2008
George Hawes	50,000	6.9%	$1.34	$1.34	April 24, 2008

The following stock options were exercised by directors of the Company during the fiscal year ended December 31, 2003:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options at Financial Year End ($) Exercisable/Unexercisable
Hugh G. Ross	200,000	201,500	374,167 / 33,333	522,392 / 21,333
A. Bruce Macdonald	75,000	63,000	124,167 / 33,333	151,142 / 21,333
Michael Halvorson	75,000	63,000	149,167 / 33,333	193,892 / 21,333
Walter O'Donoghue	50,000	74,000	99,167 / 33,333	120,892 / 21,333
George Hawes	Nil	Nil	141,667 / 33,333	185,917 / 21,333

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

Compensation and Human Resources Committee

The Compensation and Human Resources Committee is comprised of two directors, namely, Michael Halvorson and A. Bruce Macdonald. The Committee annually reviews, considers and makes recommendations respecting the compensation philosophy and remuneration policy of the Company for consideration by the Board of Directors of the Company.  Among its specific responsibilities, the Committee reviews, considers and recommends for approval:

(a)

the compensation philosophies and remuneration policies of the Company;

(b)

the recommendations of senior management of the Company respecting the compensation, including salaries, stock option grants, benefits and perquisites, of the Named Executive Officers and other key employees of the Company;

(c)

the annual performance objectives for and the performance appraisal of the President and Chief Executive Officer of the Company;

(d)

any amendments to the provisions of the employee share ownership plan, the Option Plan and the benefit programs of the Company; and

(e)

the compensation of the Board of Directors and its committees, including the granting of stock options to directors of the Company.

D.

Employees

The breakdown of employees at the end of 2003, 2002, and 2001 was as follows:

Department	2003	2002	2001
Land	2	2	2
Accounting	5	4	4
Exploration	8	5	5
Administration	3	3	3
Total	18	14	14

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

E.

Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Shares Beneficially Owned Directly or Indirectly and Percentage Ownership of Shares (1)	Number of Common Shares Subject to Option	Purchase Price (if any)	Exercise Price ($)	Expiry Date
Hugh G. Ross, President & C.E.O.	1,850,248 Direct 326,134 Indirect 324,167 (Options exercisable within 60 days) 7.4%	275,000 32,500 50,000 50,000 407,500	N/A	$0.52 0.45 0.77 1.34	July 8, 2004 Feb. 16, 2010 Mar. 13, 2011 Apr. 24, 2008
A. Bruce Macdonald, Director	190,500 Direct 57,500 Indirect 124,167 (Options exercisable within 60 days) 1.1%	50,000 32,500 75,000 157,500	N/A	$1.34 0.45 0.77	Apr. 24, 2008 Feb. 16, 2010 Mar. 13, 2011
George T. Hawes, Director	1,427,400 Direct 141,667 (Options exercisable within 60 days) 4.7%	50,000 75,000 50,000 175,000	N/A	$1.34 0.45 0.77	Apr. 24, 2008 Feb. 16, 2010 Mar. 13, 2011

Michael Halvorson, Director	416,300 Direct 169,133 Indirect 149,167 (Options exercisable within 60 days) 2.2%	50,000 50,000 32,500 50,000 182,500	N/A	$0.52 1.34 0.45 0.77	Sep. 22, 2004 Apr. 24, 2008 Feb. 16, 2010 Mar. 13, 2011
Walter O'Donoghue, Director	178,126 Direct 99,167 (Options exercisable within 60 days) 0.8%	50,000 32,500 50,000 132,500	N/A	$1.34 0.45 0.77	Apr. 24, 2008 Feb. 16, 2010 Mar. 13, 2011
Ketan Panchmatia, Vice-President, Finance and C.F.O.	123,840 Direct 10,660 Indirect 216,667 (Options exercisable within 60 days) 1.0%	100,000 25,000 50,000 25,000 50,000 250,000	N/A	$0.52 0.52 1.34 0.45 0.77	July 8, 2004 Sep. 22, 2004 Apr. 24, 2008 Feb. 16, 2010 Mar. 13, 2011
R. Gordon McKay, Vice-President, Exploration and Operations	204,453 Direct 116,667 (Options exercisable within 60 days) 1.0%	25,000 50,000 25,000 50,000 150,000	N/A	$0.52 1.34 0.45 0.77	Sep. 22, 2004 Apr. 24, 2008 Feb. 16, 2010 Mar. 13, 2011

(1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 19, 2004, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 33,376,716 Common Shares outstanding as of May 19, 2004.

Stock Option Plan

The Company has adopted a Stock Option Plan (the "Option Plan") for eligible employees, officers and directors of the Company.  The Option Plan, as most recently amended by the Company's Board of Directors and ratified by the Company's shareholders on May 28, 2004, permits the granting of options to purchase up to a maximum of 4,000,000 Common Shares.  The total number of Common Shares which may be granted to any optionee under the Option Plan may not exceed 5% of the outstanding Common Shares.  The maximum number of Common Shares which may be reserved for issuance to insiders of the Company under the Option Plan may not exceed 10% of the outstanding Common Shares, less the aggregate number of Common Shares reserved for issuance to insiders under any other share compensation arrangement.  The total number of Options which may be granted to the insiders of the Company, within a one year period, may not exceed 10% of the issued and outstanding Common Shares.

The total number of Options which may be granted to any one insider and that insider's associates within a one year period shall not exceed 5% of the issued and outstanding Common Shares.  The Option Plan is administered by the Compensation and Human Resources Committee of the Board of Directors. This committee has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the Options will be exercisable.  However, Options may be exercisable for a maximum of ten calendar years from the date of grant and the exercise price of such Options may not be lower than the market price of the Common Shares on the business day prior to the date of grant.

Subject to a resolution passed by the directors stating otherwise, an Option shall terminate immediately upon the optionholder ceasing to be a director, officer or employee of the Company.  Notwithstanding the foregoing, if the optionholder's employment by the Company is terminated without cause, the Options may be exercised by the optionholder within 90 days of the date of termination of employment or directorship, as long as the Options do not expire by such time and have vested in accordance with their terms.  If the optionholder's employment is terminated by the optionholder for "Good Reason" (as defined in the Option Plan), or an optionholder retires, the Options may be exercised by such optionholder within 180 days of such termination or retirement, as long as the Options do not expire by such time and have vested in accordance with their terms. Upon the death of an optionholder, the options may be exercised by the optionholder's legal representative within one year after the date of death.  The Option Plan contains standard adjustment and anti-dilution provisions in the event of a merger, amalgamation, arrangement or sale of all or substantially all of the assets of the Company, or if there is a subdivision, consolidation or reclassification of the Common Shares.  Additionally, the Option Plan provides for the acceleration of the vesting period for any Options granted if a take-over bid is made for the Common Shares.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of management of the Company, as of May 19, 2004 beneficially owns more than five percent (5%) of any class of the Company's voting securities:

Name and Address	Number of Common Shares Beneficially Owned (1)	Percentage of Class (1)
Hugh G. Ross, President & CEO, Calgary, A.B., Canada	2,500,549 (2)	7.4%

(1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 19, 2004, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 33,376,716 Common Shares outstanding as of May 19, 2004.

(2)  Includes 324,167 shares which may be acquired upon the exercise of stock options that are exercisable within 60 days of May 19, 2004.

There has been no major change in ownership of Common Shares during the past three years.

No shareholder has special rights with respect to its Common Shares beyond those rights accorded all shareholders of the Company's Common Shares.

On May 31, 2004, 1,771,664 Common Shares were held by 22 registered holders in the United States.  The Company is not listed for trading on any securities exchange in the United States.

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

Sloane Petroleums Inc. Transaction

On March 1, 2001, the Company amalgamated with Sloane following the approval of the shareholders of both companies on February 28, 2001.  At the time of the amalgamation Gentry owned approximately 37% of Sloane while insiders of Gentry owned another 18%.  All insiders and Gentry refrained from voting on the amalgamation.

Each Sloane shareholder received $0.72 cash and 0.1 common shares of Gentry at a deemed price of $0.80 per share, for each share of Sloane held.  See "Item 4.  Information on the Company -- A.  History and Development of the Company -- Gentry's Development over the Last Three Years -- Developments in 2001."

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

ITEM 8

FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

This Annual Report contains the following audited consolidated financial statements of the Company:  (i) as to the years ended December 31, 2003 and 2002 (the "2003 Financial Statements"), Auditors' Report dated March 25, 2004, Consolidated Balance Sheets as at December 31, 2003 and 2002, Consolidated Statements of Income for the Years Ended December 31, 2003 and 2002, Consolidated Statements of Retained Earnings for the Years Ended December 31, 2003 and 2002, and Consolidated Statements of Cash Flow for the Years Ended December 31, 2003 and 2002, as well as Notes to the Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002; and (ii) as to the years ended December 31, 2002 and 2001 (the "2002 Financial Statements"), Auditors' Report dated March 14, 2003, Consolidated Balance Sheets as at December 31, 2002 and 2001, Consolidated Statements of Income and Retained Earnings (Deficit) for the Years Ended December 31, 2002 and 2001, and Consolidated Statements of Cash Flow for the Years Ended December 31, 2002 and 2001, as well as Notes to the Consolidated Financial Statements for the Years Ended December 31, 2002 and 2001.  The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 13 to the 2003 Financial Statements and Note 12 to the 2002 Financial Statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

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

ITEM 9          THE OFFER AND THE LISTING

A.

Offer and Listing Details

From November 13, 1995 to present, the Common Shares have been listed for trading on The Toronto Stock Exchange (the "TSX".  The following table sets out the high and low closing prices and the total trading volumes for the indicated periods, as reported by the TSX.

The following table sets out the annual high and low market prices of the Common Shares on the TSX during the last five fiscal years:

	HIGH (Cdn. $)	LOW (Cdn. $)
2003	2.14	1.34
2002	1.48	1.03
2001	1.50	0.65
2000	0.95	0.26
1999	0.64	0.22

The following table sets out the market price range of the Common Shares for the last two years by fiscal quarter on the TSX.

	HIGH (Cdn. $)	LOW (Cdn. $)
2003
First Quarter	1.75	1.36
Second Quarter	1.65	1.34
Third Quarter	2.00	1.55
Fourth Quarter	2.14	1.66
2002
First Quarter	1.40	1.05
Second Quarter	1.37	1.03
Third Quarter	1.48	1.24
Fourth Quarter	1.48	1.25

The following table sets out the high and low market prices of the Common Shares on the TSX for the last six months:

	HIGH (Cdn.$)	LOW (Cdn.$)
May 2004	2.14	2.00
April 2004	2.19	1.95
March 2004	2.13	1.85
February 2004	2.15	1.91
January 2004	2.29	2.02
December 2003	2.14	1.71

On June 23, 2004 the closing price of the Common Shares on the TSX was $2.10.

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

2.  Matters relating to Directors of the Company:

(a)  Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

Section 4.19 of the Company's By-Laws state that, "A director of officer who is party to, or who is a director of officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Canada Business Corporations Act.  A director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act."

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

(e)  The Company's By-Laws and Articles are silent with regard to the number of shares, if any, required for qualification.

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

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2004 WTO Review Threshold was $237,000,000.

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

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO  investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $237,000,000 (in 2004) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

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

There are no limitations in the By-Laws or Articles of the Company, but see discussion of the Company's shareholder rights plan, below.

Rights Plan

Effective April 24, 1998, the Company adopted a shareholder rights plan (the "Original Plan") that was ratified by the shareholders of the Company at the annual general and special meeting held on May 29, 1998 and was renewed for an additional three-year term upon confirmation by the shareholders at the annual general and special meeting held on May 25, 2001.  At the annual general and special meeting held on May 28, 2004, the shareholders approved and reconfirmed the Original Plan, as amended and restated (as so amended, the "Amended Plan" or the "Rights Plan").  The Amended Plan is identical to the Original Plan in all material respects.

The primary objectives of the Amended Plan, as with the Original Plan, are to ensure that, in the context of a bid for control of the Company through an acquisition of the Company's Common Shares, the Board of Directors has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give shareholders adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid.  Current legislation permits a hostile bid to be made in as little as 35 days, giving little time for competing bids to be made.  The Company is not aware of any pending or threatened take-over bid for the Company.

Under the Rights Plan, the Company issued, for no consideration, one Right in respect of each outstanding Common Share of the Company to all holders of record of Common Shares on April 24, 1998, the date of implementation of the Original Plan.  From that date, all Common Shares issued by the Company during the term of the Rights Plan will have one Right attached.  The Rights will trade together with the Common Shares of the Company and will be represented by the certificates representing the Common Shares of the Company.  The term of the Rights Plan is three years unless the Rights are earlier redeemed or exchanged.

If a party acquires 20% or more of the Company's Common Shares without complying with the Rights Plan, or without Board approval or waiver, each Right, other than Rights held by the acquiring party, will entitle shareholders other than the bidder to purchase Common Shares of the Company at a 50% discount to the market price at that time.  Under the Rights Plan as amended, the Company is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities.

The Rights Plan is not triggered by a bid made to all shareholders, for all of the shares of the Company, that is open for at least 60 days.  If at least 50% of the outstanding shares have been tendered at the end of 60 days, the bidder may take up and pay for the shares, but must extend the bid for a further 10 days to allow other shareholders to tender to it.

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

See 8, above.

C.

Material Contracts

The Company has not entered into any material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years, except for the Engineering Consulting Agreement with Hawkeye Resources Ltd., pursuant to which Hawkeye Resources provides certain management advisory and consulting services to the Company.  A. Bruce Macdonald, a director of the Company, is a controlling shareholder, director and officer of Hawkeye Resources.  For more information concerning this Agreement, see "Item 6.  Directors, Senior Management and Employees of the Company -- B.  Compensation -- Management Services Contracts."

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

ITEM 15

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of December 31, 2003, an evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16

[RESERVED]

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit and Risk Management Committee (the "Audit Committee") established by the Board of Directors.  The members of the Audit Committee are George T. Hawes, A. Bruce Macdonald and Michael Halvorson.  The Board has designated Mr. Hawes as the "Audit Committee Financial Expert" as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Hawes is "independent" as that term is defined under the rules of the American Stock Exchange.

ITEM 16B

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer and Chief Financial Officer.  The Company's Code of Business Conduct and Ethics will be provided, without charge, to any individual who requests it.  A copy may be obtained from the Corporate Secretary by telephoning the Company at (403) 264-6161 or by writing the Company at 2500, 101-6th Ave SW, Calgary, Alberta, Canada T2P 3P4

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Collins Barrow Calgary LLP, Chartered Accountants ("CBC") to the Company for each of the fiscal years ended December 31, 2003 and 2002 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees (1)	$55,000	$51,400
Audit-Related Fees (2)	12,000	10,415
Tax Fees (3)	5,000	6,500
All Other Fees (4)	--	3,200
Totals	$72,000	$71,515

NOTES:

(1)  "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings.

(2)  "Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit, principally for US standards compliance.

(3)  "Tax Fees" represent fees for tax compliance, tax advice and tax planning.

(4)  "Other Fees" represent fees for accounting research on new accounting policies.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company's independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for the year ended December 31, 2003 were approved by the Audit Committee.  The Audit Committee reviews with CBC whether the non-audit services to be provided are compatible with maintaining the auditors' independence.

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT

COMMITTEES

The information referred to in this section is not required as to the fiscal year ended December 31, 2003, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND

AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended December 31, 2003, which is the period covered by this Annual Report on Form 20-F.

ITEM 17

FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Document
Auditors' Report dated March 25, 2004
Consolidated Balance Sheets as at December 31, 2003 and 2002
Consolidated Statements of Income for the Years Ended December 31, 2003 and 2002
Consolidated Statements of Retained Earnings for the Years Ended December 31, 2003 and 2002
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003 and 2002
Notes to Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002
Auditors' Report dated March 14, 2003
Consolidated Balance Sheets as at December 31, 2002 and 2001
Consolidated Statements of Income and Retained Earnings (Deficit) for the Years Ended December 31, 2002 and 2001
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002 and 2001
Notes to Consolidated Financial Statements for the Years Ended December 31, 2002 and 2001

ITEM 18

FINANCIAL STATEMENTS

See Item 17.

     GENTRY RESOURCES LTD. CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 and 2002

__________________________________________

	ASSETS
		2003	2002

			(Restated - Note 3)
CURRENT
Cash and cash equivalents		$194,119	$175,915
Accounts receivable		7,461,796	5,356,504
Prepaid expenses		210,387	236,760

		7,866,302	5,769,179

INVESTMENTS (Note 4)		1,544,058	1,561,111

PROPERTY AND EQUIPMENT (Note 5)		44,062,285	29,092,384

		$53,472,645	$36,422,674

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT
Accounts payable and accrued liabilities		$8,866,288	$5,599,989
Income taxes payable		479,240	403,822
Bank debt (Note 6)		11,964,010	6,990,027

		21,309,538	12,993,838

ASSET RETIREMENT OBLIGATIONS (Note 7)		1,563,555	1,299,681

FUTURE INCOME TAXES (Note 8)		6,140,992	5,516,577

		29,014,085	19,810,096

SHARE CAPITAL (Note 9)		18,373,169	13,262,522
CONTRIBUTED SURPLUS (Notes 9[b] and [d])		22,067	-
RETAINED EARNINGS		6,063,324	3,350,056

		24,458,560	16,612,578

		$53,472,645	$36,422,674

Please refer to the accompanying notes.

(signed) "A. Bruce Macdonald"		(signed) "George T. Hawes"
A. Bruce Macdonald Director		George T. Hawes Director

GENTRY RESOURCES LTD.

     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002
__________________________________________

	2003	2002

		(Restated - Note3)
OPERATING ACTIVITIES
Net income	$3,040,509	$2,435,546
Add (deduct) items not requiring cash
Depletion and depreciation	7,079,953	4,273,079
Non-cash compensation	174,947	-
Share of loss of affiliate	3,985	349,520
Dilution gain on investments in affiliates	-	(295,072)
Loss on sale of investments	-	6,726
Future income taxes	86,795	647,615

	10,386,189	7,417,414
Changes in non-cash working capital items	(564,546)	(1,165,210)
Asset retirement costs	(112,643)	(90,362)

	9,709,000	6,161,842

INVESTING ACTIVITIES
Capital expenditures	(21,653,477)	(8,620,870)
Acquisition of investments, net	-	(200,000)
Proceeds from sale of investments	-	45,830
Changes in non-cash working capital items	1,799,810	1,149,115

	(19,853,667)	(7,625,925)

FINANCING ACTIVITIES
Proceeds on issuance of share capital, net of share issuance costs	5,828,070	2,930,802
Proceeds from bank debt, net	4,973,983	(579,096)
Redemption of share capital	(679,785)	(910,871)
Changes in non-cash working capital items	40,603	(45,064)

	10,162,871	1,395,771

INCREASE (DECREASE) IN CASH	18,204	(68,312)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	175,915	244,227

CASH AND CASH EQUIVALENTS, END OF YEAR	$194,119	$175,915

Supplemental cash flows disclosure:
Interest paid	$484,069	$407,245

Income taxes paid	$855,285	$313,756

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.

     CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002
__________________________________________

	2003	2002

		(Restated - Note 3)
REVENUE
Production	$24,679,805	$19,355,614
Less: royalties, net of Alberta Royalty Tax Credit	(5,067,096)	(4,225,170)
Interest and other	285,457	168,906

	19,898,166	15,299,350

EXPENSES
Depletion & depreciation	7,079,953	4,273,079
Production	5,732,584	4,463,744
General & administrative	2,529,486	2,060,198
Interest on bank debt	484,069	407,245

	15,826,092	11,204,266

INCOME FROM OPERATIONS	4,072,074	4,095,084

OTHER INCOME (LOSS)
Share of loss of affiliate	(3,985)	(349,520)
Dilution gain on investments in affiliates	-	295,072
Loss on sale of investments	-	(6,726)

	(3,985)	(61,174)

INCOME BEFORE INCOME TAXES	4,068,089	4,033,910

INCOME TAXES (Note 8)
Current	940,785	950,749
Future	86,795	647,615

	1,027,580	1,598,364

NET INCOME	$3,040,509	$2,435,546

NET INCOME PER SHARE
Basic (Note 10)	$0.12	$0.11

Diluted (Note 10)	$0.12	$0.10

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002
__________________________________________

	2003	2002

		(Restated-Note3

Retained earnings, beginning of year as previously stated	$2,867,417	$1,048,182
Restatement on change in accounting policy (Note 3)	482,639	400,863

Retained earnings, beginning of year restated	3,350,056	1,449,045

Net income	3,040,509	2,435,546

Less: Excess of cost of shares acquired over stated value (Note 9[b])	(327,241)	(534,535)

Retained earnings, end of year	$6,063,324	$3,350,056

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.

Company activities

The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.

2.

Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gentry Resources (Saskatchewan) Ltd., Gentry Income Funds Inc. and Gentry Resources (West Africa) Inc.  Both Gentry Income Funds Inc. and Gentry Resources (West Africa) Inc. are inactive and have no production operations.

(b)

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.

(c)

Investments

During 2003, the Company ceased to exert significant influence on its investment in Stratic Energy Corporation ("Stratic").

Prior to October 1, 2003, the Company recorded its investment in Stratic using the equity method of accounting, whereby the investment was initially recorded at cost and the carrying value was adjusted thereafter to include the Company's pro-rata share of earnings and losses.  Profit distributions received or receivable were recorded as a reduction to the amount of the investment.

The Company records its investment in Stratic subsequent to October 1, 2003, and its other investment, using the cost method of accounting whereby the investment is initially recorded at cost.  Earnings are recognized only to the extent received or receivable.  The carrying value of the investment under the equity method of accounting on the date that the Company ceased to exert significant influence becomes its carrying value under the cost method of accounting.

Where there has been a permanent decline in value, the investments are stated at estimated net realizable value.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

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

In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and depreciation, future income taxes and asset retirement obligations for each cost centre from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved petroleum and natural gas reserves, based on current prices and costs, and after deducting estimated future general and administrative expenses, estimated asset retirement obligations, financing costs and income taxes.

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

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(g)

Asset retirement obligations

Effective January 1, 2003, the Company has adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants' new standard on Asset Retirement Obligations.  This new section requires liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition.

Under the new standard, the estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired.  Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the Company's credit-adjusted risk-free interest rate.  The obligation is reviewed regularly by Company management based upon current regulations, costs, technologies and industry standards.  The discounted obligation is initially capitalized as part of the carrying amount of the related oil and natural gas properties and a corresponding liability is recognized.  The increase in oil and natural gas properties is depleted and depreciated on the same basis as the remainder of the oil and natural gas properties.  The liability is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense.  Actual restoration expenditures are charged to the accumulated obligation as incurred.

Prior to 2003, the Company estimated costs of dismantlement, removal and site restoration and recorded them over the remaining life of the proved reserves on the unit-of-production basis. The annual provision was included in depletion and depreciation expense and was accrued as a site restoration liability on the balance sheet.  Actual restoration expenditures were charged to the accumulated obligation as incurred.

(h)

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

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(i)

Stock-based compensation

The Company has a stock option plan as described in Note 9(c).

On October 1, 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants' new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors.  Under the transitional provisions of the standard, stock options granted to employees, officers and directors after the effective date of January 1, 2003 are accounted for using the fair value method.  As a result of this change, general and administrative expense increased by $112,543, property and equipment increased by $19,861 and contributed surplus increased by $132,404, all of which have been recorded in 2003, subsequent to September 30, 2003.  The Company will continue to disclose the pro-forma results for stock options issued to employees, officers and directors which were issued in 2002 in Note 9(e).

Effective January 1, 2002, the Company prospectively adopted the Canadian Institute of Chartered Accountants' accounting standard with respect to accounting for stock-based compensation arrangements.  Stock options granted to non-employees are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the options at the date of grant.  The Company has elected to use the intrinsic value-based method of accounting for its stock option plans, whereby no compensation expense is recorded for stock options issued to directors, officers and employees that have an exercise price equal to or greater than the fair value of the stock at the date options are granted.  However, the pro-forma results of using the fair value method, under which compensation expense is recorded based upon the estimated fair value of the options, will be presented only for the effects of options granted subsequent to January 1, 2002.

Any consideration received by the Company on the exercise of stock options will be credited to share capital.

(j)

Net income per share

Diluted net income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of stock options and warrants are used by the Company to repurchase Company shares at the weighted average market price during the year.

(k)

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(l)

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

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' amended accounting standard with respect to accounting for exchange gains or losses on long-term monetary items, whereby such gains or losses are no longer deferred and amortized over the remaining terms of the related items.  All gains or losses on long-term monetary items are now recognized in income in the period in which they occur.  There was no effect to the consolidated financial statements for the year ended December 31, 2002 as a result of this change.

(m)

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(n)

Measurement uncertainty

The amounts recorded for depletion and depreciation, asset retirement costs and obligations and the ceiling test are based on estimated proved reserves, production rates, future oil and natural gas prices and future costs.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

The amounts used to estimate fair values of stock options issued, and the resultant pro-forma income effects (Notes 9[d] and [e]) are based on estimates of future volatility of the Company's share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

3.

Change in accounting policy

The effects of the change in policy for asset retirement obligations for the years ended December 31, 2003 and 2002 are as follows:

There is no change in the basic or diluted net income per share for either year as a result of these changes.

4.

Investments

At December 31, 2003, the Company owned 18.99% (2002 - 19.36%) of the common shares and Special Warrants of Stratic.  The Company is related to Stratic by virtue of common directors and officers.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

5.

Property and equipment

During the year, the Company capitalized $848,043 (2002 - $796,265) of a total of $3,377,529 (2002 - $2,856,463) in general and administrative expenses.  No interest has been capitalized.

Costs of unproven petroleum and natural gas properties amounting to $3,206,210 (2002 - $1,569,091) have been excluded from the depletion calculation.

6.

Bank debt

The Company has an uncommitted demand revolving credit facility to a maximum of $14,000,000.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank's prime lending rate. The facility is secured by a general assignment of book debts, a $20,000,000 fixed and floating demand debenture against all assets and undertakings including fixed charges on certain property and equipment, a general security agreement covering all present and after acquired property, and a hypothecation and assignment of certain specific properties.  The facility is subject to an annual review.

Effective for the fiscal period commencing January 1, 2002, the Canadian Institute of Chartered Accountants amended Canadian Generally Accepted Accounting Principles to require all borrowings, where the lender has the right to demand repayment within 12 months (other than in the event of default or breach of covenants) or where the lender has the right to refuse to roll-over the borrowing for a further lending period longer than 12 months, to be classified as current liabilities.  While the nature of the Company's debt has not changed, the accounting guidelines require that this loan must be classified as current.  The Company is not in breach of any covenants under the credit facility.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

The credit facility is subject to review on a periodic basis.  The next review will be undertaken before May 31, 2004.

7.

Asset retirement obligations

The following table summarizes changes in the asset retirement obligations for the years ended December 31, 2003 and 2002:

The undiscounted amount of the estimated future cash flows required to settle the obligations is $2,411,686 (2002 - $1,987,111).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years.  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25% (2002 - 5.87%).

8.

Income taxes

(a)

Significant components of the future income tax liability are as follows:

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(b)

Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rate of 42.52% (2002 - 45.01%) to income before income taxes.  The difference results from the following:

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

9.

Share capital

Authorized

Unlimited number of voting common shares

Unlimited number of non-voting preferred shares

Issued

(a)

During the year ended December 31, 2003, the Company issued 3,000,000 common shares at a price of $1.75 per share for gross proceeds of $5,250,000.

During the year ended December 31, 2002, the Company issued 1,000,000 Units at a price of $1.40 per Unit for total proceeds of $1,400,000.  Each Unit is exchangeable, for no additional consideration, into one voting common share and one half share purchase warrant.  Each whole purchase warrant will entitle the holder to acquire one voting common share at a price of $1.75 per share until June 18, 2004.  All Units were deemed to have been exercised on December 18, 2002 into 1,000,000 voting common shares and 500,000 share purchase warrants.  As at December 31, 2003, 350,000 share purchase warrants have been exercised.

In addition, during the year ended December 31, 2002, the Company issued 1,000,000 flow-through common shares at a price of $1.65 per share.  Income tax exploration deductions in the amount of $1,650,000 were renounced to subscribers effective December 31, 2002. Qualifying expenditures in the amount of $106,058 were incurred to December 31, 2002 and $1,543,942 in 2003.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(b)

Pursuant to Normal Course Issuer Bids, the Company acquired 441,800 (2002 - 741,580) common shares at an average price of $1.54 (2002 - $1.23) per share.  The excess of cost of reacquisition over stated value of $110,337 (2002 - Nil) has been charged against contributed surplus with the remaining $327,241 (2002 - $534,535) charged to retained earnings.  At December 31, 2003, a maximum of 1,638,680 common shares may be acquired by the Company until August 26, 2004 under the present Normal Course Issuer Bid.

(c)

Stock option plan

Under the Company's stock option plan, the Company may grant options to its directors, officers, employees, and consultants.  The maximum number of shares which may be reserved for issuance under the plan is 4,300,000 common shares.  The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares.  The plan also provides that the price at which options may be granted can not be less than the market price of the common shares at the time the option is granted.  Options granted under the plan will have a term not exceeding ten years.  The vesting period is set by the Board of Directors at the time the options are granted.

A summary of the status of the Company's stock option plan, as of December 31, 2003 and 2002 and changes during the years then ending are as follows:

The following table summarizes the stock options outstanding at December 31, 2003:

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(d)

   Stock-based compensation expense

The fair value of stock options granted during 2003 was estimated on the dates of grant using the Black-Scholes option-pricing method with the following assumptions:

Risk free interest rate of 3.85%

Expected life of options of 3.5 to 4.5 years

Expected volatility of 59.19%

Expected dividend rate of 0%

Fair value per option granted of $0.66

Compensation costs of $112,543 have been expensed and $19,860 has been capitalized, resulting in the recognition of $132,404 of contributed surplus during 2003.

(e)

   Pro-forma stock-based compensation expense

Had compensation costs for the Company's stock option plan been determined using the fair value method for options granted from January 1, 2002 to December 31, 2002, the Company's pro-forma net income and retained earnings for 2003 would be reduced by $20,423 (2002 - $14,238).  There would be no change in net income per share or diluted net income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model are as follows:

Risk free interest rate of 4.1%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

Fair value per option granted of $0.60

(f)

Employee share purchase plan

On January 1, 2003, the Company initiated an employee share purchase plan (the "Plan"), whereby the Company is authorized to match employees' purchases under the Plan from a minimum of two percent to a maximum of five percent of the employees' regular gross earnings, through the issuance of common shares of the Company, for all full-time employees.  Compensation expense is recognized when shares are issued under the Plan and an equal amount is recorded as share capital.  Shares are issued from Treasury to employees at the weighted average market price for the month immediately preceding the date of purchase of the Company's shares.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

10.

Income per share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 24,564,151 (2002 - 22,075,233).

A reconciliation of the denominators for the per share calculations is outlined below:

There is no change in the numerator in the calculation of diluted net income per share for either year.

In 2002, 500,000 warrants with a weighted average exercise price of $1.75 per share were excluded from the calculation of diluted weighted average shares as their exercise would be anti-dilutive.  No warrants were excluded in the 2003 calculation.

11.

Financial instruments

(a)

Fair values

The fair values of the Company's accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.  The fair value of investments is $3,833,014 at December 31, 2003.

The fair value of bank debt approximates its carrying value as it bears interest at market rates.

(b)

Credit risk

Virtually all of the Company's accounts receivables are with customers in the petroleum and natural gas industry and are subject to normal industry credit risks.

(c)

Interest rate risk

The Company is exposed to interest rate cash flow risk to the extent that its bank debt is at a floating rate of interest.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

12.

Commitments

The Company has obligations under operating leases for office space which expire on November 30, 2008 with annual minimum lease rentals, exclusive of operating costs, of $173,525 per year.

13.

United States accounting principles and reporting

The Company's consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principles generally accepted in the United States ("U.S. GAAP").  Significant differences between Canadian and U.S. GAAP are described in this note:

(a)

Full cost accounting

In accordance with U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs, asset retirement obligations and applicable taxes.  Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that future revenues are undiscounted and administrative and interest expenses are deducted from revenues.

In computing consolidated net income for U.S. GAAP purposes, the Company recorded additional depletion in prior years as a result of the application of the ceiling test.  These charges were not required under the Canadian GAAP ceiling test.  As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.  No ceiling test write-down is required under Canadian GAAP or U.S. GAAP as at December 31, 2003 and 2002.

(b)

Income taxes

Canadian GAAP previously required the Company to record potential future taxes using the deferral method.  However, the Canadian Institute of Chartered Accountants' accounting standard is now similar to U.S. GAAP.

Upon implementation of the new Canadian standard, retained earnings was decreased for temporary differences that had not previously been recognized.  Under U.S. GAAP, these temporary differences would have already been reflected in property and equipment, therefore further differences in depletion and depreciation expense results in subsequent years.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas under Canadian GAAP, substantively enacted tax rates are used.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(c)

Flow-through shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue.  The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability ("the Premium") until the renunciation of expenditures has occurred.  Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital.  The Premium recorded as a current liability under U.S. GAAP for 2003 is $Nil (2002 - $233,932).

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

(d)

Investments

On October 1, 2003, the Company began accounting for its investment in Stratic using the cost method (Note 2[c]).  Under U.S. GAAP, the carrying value of the investment under the equity method of accounting becomes its carrying value as of the date of loss of significant influence which is identical under Canadian GAAP.

Additionally, under U.S. GAAP, the Company must classify investments in equity securities that have readily determinable fair values as either available for sale or trading.  The Company's investments are classified as available for sale as they were not acquired and are not held principally for the purposes of selling them in the near term.  These available for sale investments are revalued at the end of each period based on their fair values and any unrealized gain or loss is recorded, net of tax effects, as a component of other comprehensive income in the period.

(e)

Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants' new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors.  Hence, under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees, officers and directors in 2003.  For the effect of stock-based compensation on the financial results under Canadian GAAP in 2003, which would be the same adjustment under U.S. GAAP, see Note 9(d).

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

U.S. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans under U.S. GAAP.  The Statement requires disclosure of the pro-forma net income and net income per share as if the fair value based accounting method had been used to account for stock-based compensation costs in advance of the equivalent Canadian standard.  The effects of the fair value disclosures under U.S. GAAP are as follows:

The fair value of the options issued by the Company during 2002 was estimated under U.S. GAAP using the same assumptions as under Canadian GAAP, as disclosed in Note 9(e).

(f)

Asset retirement obligations

Effective January 1, 2003, the Company early adopted the Canadian Institute of Chartered Accountant's new standard on Asset Retirement Obligations (Note 2[g]).  This standard is equivalent to U.S. SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal periods beginning on or after January 1, 2003.  Early adopting the Canadian standard eliminated a U.S. GAAP reconciling item with respect to accounting for the obligations.  However, differences in accounting methodology for changes in accounting policies necessitate additional disclosures under U.S. GAAP.

U.S. GAAP requires that the cumulative impact of a change in accounting policy be presented in the current year Consolidated Statement of Income and prior periods are not restated.

Net income under U.S. GAAP for the year ended December 31, 2003 increased by $446,346 due to the change in accounting policy.  The liability for asset retirement obligations under US GAAP would have been $1,109,588 as at January 1, 2002 and $1,299,681 as at December 31, 2002 had the change in accounting policy been applied retroactively with restatement.

The pro-forma impacts on the Company's financial results under U.S. GAAP if the prior periods had been restated are as follows:

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Consolidated Balance Sheet

Asset retirement obligations

January 1, 2002

$1,109,588

December 31, 2002

$1,299,681

Consolidated Statement of Income

(g)

Recent accounting pronouncements

(i)

Ceiling Test

The Canadian Institute of Chartered Accountants has issued a new standard for full cost accounting for oil and gas properties which changes the calculation of the ceiling test.  The Company will adopt this standard for the fiscal year beginning on January 1,2004, which is the effective date of the new standard.  Based on January 1, 2004 amounts of property and equipment and undiscounted cash flows from proved reserves, it is estimated that the new standard will not have a material impact on the valuation of property and equipment upon adoption.

(ii)

Flow-Through Shares

The Canadian Institute of Chartered Accountants has issued a new standard effective for all flow-through shares transactions initiated after March 19, 2004.  Under the new standard, the future income tax liability is recognized, and share capital is reduced, on the date that the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.  This standard will have no effect on the Company until such time as there is an issuance of flow-through shares.

(iii)

Variable Interest Entities

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

In December 2003, the Financial Accounting Standards Board ("FASB") in the U.S. issued Interpretation Number 46R "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51".  This standard requires variable interest entities to be consolidated by their primary beneficiary.  The standard is effective the first reporting period ending after March 15, 2004.  In Canada, the Accounting Standards Board ("AcSB") has suspended the effective dates for Accounting Guideline 15, "Consolidation of Variable Interest Entities" in order to amend the guideline to harmonize with corresponding U.S. guidance.  The AcSB plans to issue an exposure draft in the immediate future with an effective period beginning on or after November 1, 2004.

At December 31, 2003, the Company did not have any variable interests in variable-interest entities.

Summary of significant differences between U.S. GAAP and Canadian GAAP

Reconciliation of Consolidated Net Income Under Canadian GAAP to U.S. GAAP

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Statements of Comprehensive Income

Condensed Consolidated Balance Sheets

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

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for the years ended December
31, 2002 and 2001 and shareholders' equity as at December 31, 2002 and 2001, to the extent summarized in note 12 to the consolidated financial statements.

CHARTERED ACCOUNTANTS

Calgary, Alberta

Canada

March 14, 2003

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph
(following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in
Notes 2(h), 2(k) and 6 to the consolidated financial statements.  Our report to the shareholders dated
March 14, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

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

The Company records its investment in Stratic Energy Corporation ("Stratic") using the equity method of accounting, whereby the investment is initially recorded at cost and carrying value is adjusted thereafter to include the Company's pro-rata share of earnings and losses. Profit distributions received or receivable are recorded as a reduction to the amount of the investment.

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

Effective January 1, 2002, the Company adopted prospectively the Canadian Institute of Chartered Accountants' new accounting standard with respect to accounting for stock-based compensation arrangements. The Company has elected to use the intrinsic value-based method of accounting for its stock option plans, whereby, no compensation expense is recorded for stock options issued to directors, officers and employees that have an exercise price equal to the fair value of the stock at the date options are granted. The Company disclosed in Note 8(d) the pro-forma results of using the fair value method, under which compensation expense is recorded based upon the estimated fair value of the options. Pro-forma results will be presented only for the effects of options granted subsequent to January 1, 2002.

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

Sloane Petroleums Inc.

Effective March 1, 2001, the Company amalgamated with Sloane Petroleums Inc. ("Sloane"), such amalgamation having been approved by the shareholders of both the Company and Sloane on February 28, 2001. Prior to March 1, 2001, the Company owned 37.35% of the issued and outstanding common shares of Sloane. By virtue of the amalgamation, the Company effectively acquired the remaining 62.65% of Sloane's common shares for $3,586,456 cash and 498,118 common shares of the Company at an ascribed value of $398,494. The transaction has been accounted for using the purchase method with the results of Sloane's operations being included in the consolidated financial statements from March 1, 2001.

The Company has accounted for this business combination as if 100% of the issued and outstanding share capital of Sloane was acquired, whereby consideration is comprised of the Company's 38.35% investment in Sloane, at equity, plus cash and share capital issued as stated below. Accordingly, the values of Sloane's identifiable assets and liabilities, except for property and equipment, are stated at 100% of their carrying values, which approximated their estimated fair values as at the date of acquisition. Property and equipment is stated at carrying value plus the related fair value increment calculated based upon the remaining 62.65% of Sloane acquired.

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

Under the same financing, the Company swapped 6,165,000 common shares of Stratic for 6,165,000 Special Warrants and 1,432,500 share purchase warrants. The swap was not in the normal course of operations and the change in the ownership interest in the shares was not substantive. The swap transaction does not represent the culmination of the earnings process as the Company swapped similar assets, therefore, no gain or loss has been recorded and no amount was recorded to shareholders' equity.

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

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

At December 31, 2002, the Company owned 19.36% (2002 - 37.16%) of the common shares and Special Warrants of Stratic. The Company is related to Stratic by virtue of common directors and officers.

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
The Company has a demand revolving production loan to a maximum of $12,000,000. The loan is available to the Company by way of prime rate loans, banker's acceptances and letters of credit. Interest is payable monthly at the bank's prime lending rate plus ¾%. The facility is secured by a general assignment of book debts, a first floating charge demand debenture in the amount of $20,000,000 on all assets with a fixed charge on certain property and equipment, a general security agreement covering all present and after acquired property, and an assignment of certain specific properties. The facility is subject to an annual review. This review will include a borrowing base re-determination and a full assessment of the Company's financial position and operations.

Effective for the fiscal period commencing January 1, 2002, the Canadian Institute of Chartered Accountants amended Canadian Generally Accepted Accounting Principles to require all borrowings, where the lender has the right to demand repayment within 12 months (other than in the event of default or breach of covenants) or where the lender has the right to refuse to roll-over the borrowing for a further lending period longer than 12 months, to be classified as current liabilities. While the nature of the Company's debt has not changed, the accounting guidelines require that this loan must be classified as current. The bank loan at December 31, 2001 has been restated to conform with the current presentation. The Company is not in breach of any covenants under the production loan.

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

(b)	Pursuant to Normal Course Issuer Bids, the Company acquired 742,600 (2001 - 962,754) common shares at an average price of $1.23 (2001 - $1.04) per share. The excess of cost of reacquisition over stated value of $534,535 (2001 - $570,216) was charged to retained earnings. At December 31, 2002, a maximum of 1,398,000 common shares may be acquired by the Company until August 9, 2003 under the present Normal Course Issuer Bid.

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(c)	Stock option plan
Under the Company's stock option plan, the Company may grant options to its directors, officers, employees, and consultants. The maximum number of shares which may be reserved for issuance under the plan is 4,300,000 common shares. The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares. The plan also provides that the price at which options may be granted can not be less than the market price of the common shares at the time the option is granted. Options granted under the plan will have a term not exceeding ten years. The vesting period is set by the Board of Directors at the time the options are granted. At December 31, 2002, 348,336 stock options that have been issued can not be exercised until certain regulatory conditions are satisfied.

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

(d)	Pro-Forma stock-based compensation expense
Had compensation costs for the Company's stock option plan been determined using the fair value method for options granted subsequent to January 1, 2002, the Company's pro-forma net income and retained earnings would be reduced by $14,238. There would be no change in net income per share or diluted income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option pricing model are as follows:

Risk free interest rate of 4.1%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

(e)	Employee share purchase plan

On January 1, 2003, the Company initiated an employee share purchase plan (the "Plan"), whereby the Company is authorized to match employees' purchases under the plan from a minimum of two percent to a maximum of five percent of the employees' regular gross earnings, through the issuance of Common Shares of the Company, for all full-time employees. Compensation expense will be recognized when shares are issued under the Plan and an equal amount is charged to share capital. Shares will be issued from Treasury to employees at the weighted average market price for the month immediately preceding the date of purchase of the Company's shares.

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

The fair values of the Company's accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.

The fair value of bank debt approximates its carrying value as it bears interest at market rates.

	(c)	Credit risk Virtually all of the Company's accounts receivables are with customers in the petroleum and natural gas industry and are subject to normal industry credit risks.
11.	Commitments
	(a)	The Company must expend $1,543,942 of exploration expenses in 2003 which were renounced to subscribers at December 31, 2002 (Note 8[a]).
	(b)	The Company has obligations under operating leases for office space which expire on September 30, 2003 with annual minimum lease rentals, exclusive of operating costs of $118,471 in 2003.
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

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue. The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is treated as a liability ("the Premium") until the renunciation of expenditures has occurred. Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital. The premium recorded as a current liability under U.S. GAAP for 2002 is $233,932 (2001 - $344,659).

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

Under U.S. GAAP, the Company's investments would be classified as "Available-For-Sale" using the cost method of accounting and require that the securities be recorded at fair market value. As the difference between cost and fair market value has not been realized, any unrealized holding gains or losses would be reported as other comprehensive income (as a separate component of shareholders' equity) until realized. As at December 31, 2002, there are no differences between cost and fair market value of the investments held at cost.

Under U.S. GAAP, equity accounting is generally required when and investor's ownership interest is equal to or greater than 20% of the investee's total voting securities. In situations where the ownership is less than 20%, equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation. The Company's 19.6% interest in Stratic has been accounted for under the equity method for U.S. GAAP due to the Company's representation on the Board of Directors and by virtue of common officers.

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

Additional U.S. GAAP Disclosures

Stock Option Plan

Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement encourages a fair value based method of accounting for stock options, but permits a company to continue to measure compensation costs for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25. The Company has elected to follow the intrinsic value method of accounting. No compensation expense has been recognized in the financial statements. The following table provides pro forma net income and net income per share amounts as if the fair value based accounting method had been used to account for stock-based compensation costs:

	2002		2001
	As Reported	Pro Forma	As Reported	Pro Forma

Net income	$2,106,952	$2,011,832	$1,847,959	$1,755,304
Net income per share - Basic	$0.10	$0.09	$0.09	$0.08
-Diluted	$0.09	$0.09	$0.08	$0.08

The fair value of the Company's options was estimated using the Black-Scholes model assuming a 3.5 year expected hold period of options prior to exercise, 66% (2001 - 53%) volatility in the price of the Company's shares, and a risk-free interest rate of 4.1% (2001 - 1.8%). No future dividend payments were assumed in estimating the fair value of the options.

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

New Standards

Accounting for asset retirement obligations

Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" requires that an obligation associated with the retirement of tangible long-lived assets and the associated asset retirement costs be recognized as a liability when incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity would capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset by the same amount as the liability. An entity would subsequently allocate that asset retirement cost to expense by depleting and depreciating the related asset over its remaining useful life. The Company will adopt SFAS No. 143 for its fiscal year beginning on January 1, 2003.

Management is currently evaluating the impact of this standard. In the opinion of management, the adoption of SFAS No. 143 will not have a material impact on the Company's operating results or financial position as the Company currently provides for future removal and site restoration costs on property and equipment (Notes 2 (d) and 5).

The Canadian Institute of Chartered Accountants ("CICA") issued an exposure draft "Asset Retirement Obligations", which would harmonize Canadian GAAP with SFAS No. 143. The Canadian standard will be effective for fiscal years beginning on or after January 1, 2004.

Hedging Relationships

The CICA issued Accounting Guideline 13 "Hedging Relationships" which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Management is currently evaluating the impact of this standard.

Stock-based Compensation

In December 2002 the CICA issued an exposure draft for "Stock-Based Compensation and Other Stock-Based Payments". The new standard proposes to recognize stock-based compensation expense for all stock-based compensation transactions and eliminate the option to disclose fair value pro-forma earnings .

GENTRY RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Costs Associated with Exit or Disposal Activities

Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" requires that liabilities for exit or disposal activity be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002.

13.	Comparative figures The presentation of certain amounts from the previous year has been changed to conform with the presentation adopted for the current year.

ITEM 19

EXHIBITS

The following exhibits are attached and incorporated herein:

Exhibit

1.1	Articles of Amalgamation	(1)
1.2	By-Laws of the Company	(1)
4.1	Engineering Consulting Agreement, dated as of April 1, 2002, as amended April 1, 2003, between the Company and Hawkeye Resources Ltd.	(2)
4.2	Amended and Restated Stock Option Plan of the Company effective as of May 28, 2004
4.3	Amended and Restated Shareholder Rights Plan of the Company, effective as of May 28, 2004
8	Subsidiaries of the Company	(1)
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

Incorporated by reference to the Company's Annual Report on Form 20-F for the Year Ended December 31, 2000, filed with the Commission on June 29, 2001.

 (2)

Incorporated by reference to the Company's Annual Report on Form 20-F for the Year Ended December 31, 2002, filed with the Commission on June 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTRY RESOURCES LTD.

Registrant

By: (signed) "Ketan Panchmatia"

Name:  Ketan Panchmatia

Title:

Vice President, Finance and

Chief Financial Officer

Date:

       June 28, 2004