Form 40-F
period 2004-12-31
GENTRY RESOURCES LTD
filed 2005-03-31
CIK 1067483

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

___

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/04

Commission File Number

0-29878

Gentry Resources Ltd.

(Exact Name of Registrant as Specified in its Charter)

Federally Incorporated in Canada

(Province or Other Jurisdiction of Incorporation or Organization)

101 6th Avenue S.W., Suite 2500

Calgary, Alberta, Canada T2P 3P4

(403) 264-6161

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Perkins, Smith & Cohen, LLP

One Beacon Street, Boston, MA 02108

(617) 854-4000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
______N/A______	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

_____Common Shares without Par Value_____

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

gentry40f.doc

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form  [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

38,850,168 Common Shares without Par Value

gentry40f.doc

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES        NO  X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X    NO    __

gentry40f.doc

PRINCIPAL DOCUMENTS

Annual Information Form

The Annual Information Form of Gentry Resources Ltd. (the “Company”) for the year ended December 31, 2004 is included herein as Exhibit 1.

Audited Annual Financial Statements and

Management Discussion and Analysis

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2004 and 2003, including the auditors’ report thereon dated March 04, 2005, are included herein as Exhibit 2.  Please refer to Note 14 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management Discussion and Analysis

The Company’s Management Discussion and Analysis for the year ended December 31, 2004 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

gentry40f.doc

1

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit and Risk Management Committee (the “Audit Committee”) established by the Board of Directors.  The members of the Audit Committee are George T. Hawes, A. Bruce Macdonald and Michael Halvorson.  The Board has designated Mr. Hawes as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Hawes is “independent” as that term is defined under the rules of the American Stock Exchange.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer and Chief Financial Officer.  The Company will provide to any person, without charge, upon request, a copy of such Code.  A person may request a copy by writing to the Company at 101 6th Avenue S.W., Suite 2500, Calgary, Alberta, Canada T2P 3P4.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Collins Barrow Calgary LLP, Chartered Accountants (“CBC”) to the Company for each of the fiscal years ended December 31, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2004 (estimated)	Year Ended December 31, 2003
Audit Fees (1)	$ 80,000	$ 75,975
Audit-Related Fees (2)	25,000	37,950
Tax Fees (3)	5,000	3,800
All Other Fees (4)	-	-
Totals	$110,000	$117,725

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally for US standards compliance, adoption of new accounting standards etc.

(3)  “Tax Fees” represent fees for tax compliance, tax advice and tax planning.

(4)  “Other Fees” represent fees for accounting research on new accounting policies.

gentry40f.doc

2

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for the year ended December 31, 2004 were approved by the Audit Committee.  The Audit Committee reviews with CBC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section of this Annual Report on Form 40-F entitled “Principal Documents”, in Management’s Discussion and Analysis for the year ended December 31, 2004, under “Contractual Obligations”.

gentry40f.doc

3

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

Concurrently with the filing of this annual report on Form 40-F, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form for the year ended December 31, 2004

2.

Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003, together with the auditors’ report thereon dated March 04, 2005 (Note 14 to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.

Management Discussion and Analysis for the year ended December 31, 2004

4

Consent of Collins Barrow Calgary LLP, Chartered Accountants

5

Consent of Martin & Brusset Associates

6.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

7.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

gentry40f.doc

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTRY RESOURCES LTD.

Registrant

By:  signed: “Ketan Panchmatia”

     Name:  Ketan Panchmatia

     Title:  Secretary/Treasurer

Date:

March 28, 2005

gentry40f.doc

5

Exhibit 1

ANNUAL INFORMATION FORM

YEAR ENDED DECEMBER 31, 2004

March 28, 2005

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

iii

ABBREVIATIONS AND CONVERSION

iv

PRESENTATION OF GENTRY'S OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION

v

FORWARD LOOKING STATEMENTS

viii

CORPORATE STRUCTURE

1

GENERAL DEVELOPMENT OF THE BUSINESS

1

Gentry's Development over the Last Three Years

2

RECENT DEVELOPMENTS

3

DESCRIPTION OF THE BUSINESS

3

General

3

Principal Producing Properties

4

Summary of Production from Principal Producing Properties

6

Marketing and Risk Management Arrangements

7

Oil and Natural Gas Reserves

7

Summary of Reserves & Future Net Revenue

8

Additional Information Concerning Future Net Revenue

10

Pricing Assumptions

11

Reconciliation of Reserves

11

Reconciliation of Changes in Net Present Value of Future Net Revenue

12

Undeveloped Reserves

12

Future Development Costs

13

Oil and Natural Gas Wells and Properties

13

Unproved Properties

13

Exploration and Development Activities

14

Quarterly Production History

14

Quarterly Netback History

14

Abandonment and Reclamation Costs

15

Tax Horizon

15

Costs Incurred

16

Environmental and Safety Matters

16

Insurance

16

Future Commitments

16

Human Resources

16

DIVIDENDS

17

DESCRIPTION OF CAPITAL STRUCTURE

17

- i -

Common Shares

17

Preferred Shares

17

Shareholder Rights Plan

17

Normal Course Issuer Bid

17

INDUSTRY CONDITIONS

18

Pricing and Marketing - Oil

18

Pricing and Marketing - Natural Gas

18

The North American Free Trade Agreement ("NAFTA")

18

Provincial Royalties and Incentives

19

Land Tenure

21

Environmental Regulation

21

RISK FACTORS

21

Industry Risks

21

Regulation of Industry

22

Possible Income Tax Changes

22

Need for Future Financings

22

Property Title

23

Recovery and Reserve Estimates

23

Competition

23

Conflicts of Interest

23

Reliance on Management

23

Absence of Dividends

23

MARKET FOR SECURITIES

24

DIRECTORS AND OFFICERS

24

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

25

INTERESTS OF EXPERTS

25

REGISTRAR AND TRANSFER AGENT

26

ADDITIONAL INFORMATION

26

EXHIBIT "A" - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

A-1

EXHIBIT "B" - REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

B-1

EXHIBIT "C" – AUDIT COMMITTEE DISCLOSURE PURSUANT TO MULTILATERAL INSTRUMENT 52-110

C-1

- ii -

GLOSSARY OF TERMS AND ABBREVIATIONS

Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below. Additional terms relating to oil and natural gas reserves and operations have the meanings set forth under “Presentation of Gentry’s Oil & Natural Gas Reserves and Production Information”.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, and the regulations thereunder, and any successor laws or regulations thereto.

"API" means American Petroleum Institute;

"ARTC" means Alberta Royalty Tax Credit;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder, and any successor laws or regulations thereto.

"Common Shares" means common shares in the share capital of the Corporation;

"Corporation" or "Gentry" means Gentry Resources Ltd., a corporation amalgamated under the CBCA;

"Martin" means Martin & Brusset Associates, an independent firm of petroleum consultants, Calgary, Alberta;

"Martin Report" means the independent consultants' evaluation of Gentry's oil and natural gas properties prepared by Martin dated March 7, 2005 and effective as of December 31, 2004;

"NGLs" means natural gas liquids, including condensate, propane, butane and pentane;

“NI 51-101” means National Instrument 51-101, Standards of Disclosure of Oil and Gas Activities, adopted by the Canadian securities regulatory authorities;

"overriding royalty interest" means an interest in the gross production of oil and gas under a lease, free of any expense for exploration, drilling, development, operating and other costs incident to the production and sale of oil and gas produced from the lease;

"property" or "properties" means an oil and/or natural gas property or properties and related tangible equipment, including facilities for producing, gathering, storing, measuring, transporting or processing of oil and/or natural gas production from such property, as well as seismic data, if any; and

"TSX" means the Toronto Stock Exchange.

All information in the Annual Information Form is presented as at December 31, 2004 unless otherwise indicated.

- iii -

ABBREVIATIONS AND CONVERSION

In this Annual Information Form, the following abbreviations have the meanings set forth below.

AECO	Alberta Energy Company interconnect with the Nova System, the Canadian benchmark for natural gas pricing purposes	GJ Mbbls	gigajoules one thousand barrels
		MBOE	one thousand barrels of oil equivalent
bbls	barrels, with each barrel representing 34.972	Mcf	one thousand cubic feet
	Imperial gallons or 42 U.S. gallons	Mcf/d	one thousand cubic feet per day
bbls/d Bcf	barrels per day billion cubic feet	MMbbls	one million barrels
		MMBOE	one million barrels of oil equivalent
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

West Texas Intermediate at Cushing, Oklahoma, the benchmark for North American crude oil pricing purposes

In this Annual Information Form, unless otherwise indicated, all dollar amounts are in Canadian dollars and all references to "$" are to Canadian dollars.

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

- iv -

PRESENTATION OF GENTRY'S OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION

Disclosure of Information

In this Annual Information Form, all estimates of oil and natural gas reserves and production are presented on a "company interest" (as defined below) basis, unless indicated that they have been presented on a "gross" or "net" basis.  The Corporation's actual oil and natural gas reserves and production may be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of the Corporation's oil and natural gas reserves do not represent the fair market value of the Corporation's reserves.

The United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that an issuer has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only Proved Reserves but also Probable Reserves (each as defined in NI 51-101 and described below), and to disclose reserves and production on a “gross” basis before deducting royalties. Probable Reserves are higher risk and general believed to be less likely to be accurately estimated or recovered than Proved Reserves. The Corporation has prepared this Annual Information Form in accordance with the Canadian disclosure requirement, and as a result, the Corporation has disclosed reserves designated as “Probable Reserves” and “Proved plus Probable Reserves”. The SEC’s guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. Moreover, the Corporation has determined and disclosed estimated future net revenue from its reserves using both constant and forecast prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report.

The Corporation has adopted the standard of 6 Mcf = 1 BOE when converting natural gas to BOE.  BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf = 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Note to Reader Regarding Oil and Natural Gas Information and National Instrument 51-101

The oil and natural gas operational and reserves information contained in this Annual Information Form contains the information required to be included in the Statement of Reserves Data and Other Oil and Gas Information pursuant to National Instrument 51-101 adopted by the Canadian securities regulatory authorities and is presented in accordance with Form 51-101F1.  Readers should also refer to the Report on Reserves Data by Martin attached hereto as Exhibit "A" and the Report of Management and Directors on Oil and Gas Disclosure attached hereto as Exhibit "B".  The effective date for the Statement of Reserves Data and Other Oil and Gas Information contained in this Annual Information Form is December 31, 2004 and the information contained in the Annual Information Form has been prepared as of March 23, 2005.

Certain of the following definitions and guidelines have been prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society).  Further information is contained in Section 5.4 of Volume 1 of the COGE Handbook (First Edition, June 30, 2002).  Readers should consult the COGE Handbook for additional explanation and guidance.  Certain other terms used in this Annual Information Form have the meanings assigned to them in National Instrument 51-101 and accompanying Companion Policy 51-101CP, adopted by the Canadian securities regulatory authorities.

- v -

Interests in Reserves, Production, Wells and Properties

"company interest" means in relation to the Corporation's interest in production or reserves, its working interest (operating or non-operating) share before deduction of royalties and including any royalty interests of the Corporation.

"gross" means:

(i)

in relation to the Corporation's interest in production or reserves, its working interest (operating or non-operating) share in its reserves, before deduction of royalties and without including any royalty interests of the Corporation;

(ii)

in relation to wells, the total number of wells in which the Corporation has an interest; and

(iii)

in relation to properties, the total area of properties in which the Corporation has an interest.

"net" means:

(i)

in relation to the Corporation's interest in production or reserves, its working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation's royalty interests in those production or reserves;

(ii)

in relation to the Corporation's interest in wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(iii)

in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"working interest" means the percentage of undivided interest held by the Corporation in the oil and/or natural gas or mineral lease granted by the mineral owner, Crown or freehold, which interest gives the Corporation the right to "work" the property (lease) to explore for, develop, produce and market the leased substances.

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

- vi -

•

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

Description of Price and Cost Assumptions

"Constant prices and costs" means prices and costs used in an estimate that are:

(i)

the Corporation's prices and costs as at December 31, 2004, held constant throughout the estimated lives of the properties to which the estimate applies; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

"Forecast prices and costs" means future prices and costs that are:

(i)

generally accepted as being a reasonable outlook of the future; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

- vii -

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to the following:

  the quantity of oil and natural gas reserves;

  crude oil, natural gas and natural gas liquids production levels;

  capital expenditure programs;

  projections of market prices and costs;

  supply and demand for crude oil, natural gas and natural gas liquids;

  expectations regarding the ability of the Corporation and its subsidiaries to raise capital and to continually add to reserves through acquisitions and development; and

  treatment under governmental regulatory regimes and tax laws.

The actual results of the Corporation and its subsidiaries could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:·

  volatility in market prices for crude oil, natural gas and natural gas liquids;

  liabilities inherent in oil and natural gas operations;

  uncertainties associated with estimating oil and natural gas reserves;

  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

  incorrect assessments of the value of acquisitions;

  geological, technical, drilling and processing problems; and

  the other factors discussed under "Risk Factors" in this Annual Information Form.

These factors should not be construed as exhaustive.

- viii -

GENTRY RESOURCES LTD.
Annual Information Form for the Year Ended December 31, 2004

CORPORATE STRUCTURE

Gentry was incorporated under the CBCA and was amalgamated under the CBCA on June 29, 1981 as Sasko Oil & Gas Limited. The name was changed to Gentry Resources Ltd. on October 29, 1990, at which time it consolidated its Common Shares on the basis of one post-consolidation share for every five pre-consolidation shares.  Gentry is extra-territorially incorporated in British Columbia, Alberta, Saskatchewan, and Manitoba.

On June 4, 1999, Gentry's shareholders approved a special resolution to amend Gentry's share capital structure.  In summary, the Class "A" shares, of which none were issued, were deleted; the Class "B" shares were reclassified to Common Shares having one vote per share (the "Common Shares"); and the Preferred Shares, Series 1, of which none were issued, were deleted.  The TSX, where Gentry's stock is listed for trading, approved the substitutional listing of the Common Shares, and to effect the change from Class "B" to Common Shares, Gentry's trading symbol was changed from "GNY.B" to "GNY".

The head office and registered office of Gentry is located at Suite 2500, 101 – 6th Avenue SW, Calgary, Alberta, T2P 3P4.

Gentry currently has one wholly-owned active subsidiary, Gentry Resources (Saskatchewan) Ltd., and two wholly-owned inactive subsidiaries, Gentry Resources (West Africa) Inc., and Gentry Income Funds Inc., all of which were incorporated under the ABCA.  Gentry also owns a 13% interest in the outstanding common equity of Stratic Energy Corporation ("Stratic"), a TSX Venture Exchange listed company which was continued under the Yukon Act.  The following chart outlines the corporate structure of Gentry.

GENERAL DEVELOPMENT OF THE BUSINESS

Gentry is an independent Alberta oil and gas company which carries on the business of exploring, developing, acquiring, and producing petroleum and natural gas reserves in Alberta, Saskatchewan and Manitoba.  Gentry's focus is to find high quality long life reserves which management believes have significant potential for increased production through infill drilling and enhanced recovery programs.  Its strategy is to engage in low to medium risk exploration and development activities complimented by selective acquisitions in the western Canadian sedimentary basin.  Gentry also participated, through its investment in Stratic, in medium to higher risk international exploration projects.

Gentry's Development over the Last Three Years

Developments in 2002

During 2002, Gentry concentrated its exploration efforts on four core areas – Princess, Tide Lake, Sedalia and Whitecourt.  The first three areas are located in southeast Alberta, while Whitecourt is in the west central portion of Alberta.

Gentry’s drilling programs at Princess yielded seven Pekisko pool discoveries, representing an 89% success rate.  Gentry then stepped out from Princess to an adjacent area known as Tide Lake where two new 3D surveys were approved to help delineate locations for a 2003 drilling program.

Another new Gentry-operated core area was created at Sedalia, about 80 kilometres north of Princess.  Gentry acquired interests in 22 sections of land at Sedalia along with access to a significant database of 2D seismic data.

Whitecourt, located in west-central Alberta, became the Corporation’s newest core area, established following a new oil pool discovery in December, in which Gentry holds a 50% working interest.

In December 2002, Gentry completed a private placement of 1,000,000 flow-through shares at a price of $1.65 per share and 1,000,000 units at $1.40 per unit for gross proceeds of $3,050,000.  Each unit consisted of one common share and one-half of a share purchase warrant, with each whole warrant entitling the holder to acquire an additional common share at a price of $1.75 per share until June 17, 2004.  These funds were utilized to help fund the Corporation's 2003 capital exploration program.

Developments in 2003

During 2003, Gentry continued to concentrate its exploration efforts on its four core areas – Princess, Tide Lake, Sedalia and Whitecourt.

At Princess, construction of an 11.2 kilometre pipeline to bring the Nisku discovery well on production at a rate of 2.2 mmcf/d began.  Gross production from the Pekisko project at year-end was 1,000 bbls/d and over 1.0 mmcf/d of associated gas from six wells.

At Tide Lake, two separate 3D programs were shot encompassing 70 sq. km. Gentry drilled six wells including a successful horizontal well into the Pekisko and two successful Mannville wells. An aggressive land acquisition gave Gentry control of 36 sections at working interests ranging from 50% to 100%.

At Sedalia, 15 wells (12.4 net) were drilled in 2003, resulting in 11 gas wells. Gentry aggressively moved forward to acquire land immediately offsetting the Sedalia area. Thirty-seven sections ranging from 50% to 100% working interest have been acquired west of the initial Sedalia activity, while another 19 sections came under Gentry’s control east of Sedalia at a 25% to 100% working interest position.

At Whitecourt, 12 wells (4.5 net) were drilled in 2003 and into the first quarter of 2004, with nine yielding gas. Gentry controls 48 sections of land primarily in the Goodwin, Windfall and Blueridge sub-areas.

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

Developments in 2004

Exploration success at Princess led to the development of two new fields in 2004, the Nisku gas field and the Tilley oil field.  Gentry increased its land position in Princess to 170 gross sections, largely through a $16.25 million acquisition in September that included approximately 275 boe/d of production and two large blocks of land totalling 155 sections.

The lands are “Grant Lands” and as such have no expiration of the mineral rights for lands that are not on production.  The lands are split between two land blocks. The larger of the two is at Bantry comprising 124 sections of land, of which the Company owns an average of 75% or 93 net sections.  The mineral interests held on these lands include rights below the basal Mannville, or more specifically, all Paleozoic rights.  The second land block is at Princess (just north of Bantry) where Gentry has acquired 31 sections of land, of which the Company controls an average of 86% or 27 net sections.  Similar to Bantry, the mineral rights included in the Princess area are rights below the basal Mannville.  The cost of this transaction was financed in part through the $12.5 million financing completed in the second quarter as well as through bank credit facilities.

In the Tide Lake/West Tide Lake area, Gentry’s drilling program yielded two Pekisko oil pools as well as significant sweet gas production.  Construction of a sweet gas pipeline and a gas plant was completed in December to help alleviate facility restrictions that were plaguing the area in 2004.

Sedalia saw major expansion in 2004 as Gentry increased its landholdings to 115 sections, with an average working interest of 85%.  2004 production averaged 2.5 mmcf/d and was facility restricted at 3 to 3.5 mmcf/d at year-end.

In 2004, production from Whitecourt averaged 587 mcf/d.  A total of 60 sq. km. of 3D seismic data was acquired and eight wells (3.5 net) were drilled with a success rate of 75%.

RECENT DEVELOPMENTS

In November, 2004 the Corporation entered into a letter agreement to acquire certain oil and natural gas interests in the Princess area for $8.08 million.  The interests include approximately 195 boe/d of production, all of which is operated by Gentry.  The transaction closed on March 24, 2005.

DESCRIPTION OF THE BUSINESS

General

The Corporation's principal properties are located in western Canada in the southern portions of Alberta, Saskatchewan, and Manitoba.  Gentry's strategy is two-fold: first, to find high quality, long life reserves which management believes have significant potential for increased production through infill drilling and enhanced recovery programs; and second, to engage in low to medium risk exploration and development activities complimented by selective acquisitions in the Western Canadian Sedimentary Basin.

Gentry holds a 13% interest in Stratic, which participates in oil and gas exploration and development activities in Turkey, Africa, the U.K. North Sea, and Syria

Principal Producing Properties

The following is a description of Gentry's principal producing oil and gas properties as of December 31, 2004.

Readers are directed to the definitions of "company interest," "gross," "net" and other defined terms and disclosure regarding the Corporation's operations and resources under "Presentation of Gentry's Oil and Natural Gas Reserves and Production Information" in this Annual Information Form.  In particular, unless otherwise indicated as "gross" or "net," all estimates of oil and natural gas reserves and production are presented on a "company interest" basis.

Alberta

Bantry

The Bantry area is located approximately nine kilometres north of Brooks in south-eastern Alberta.  Gentry owns a 50% interest in one well and a 38.67% interest in a second well.  Natural gas production for 2004 averaged approximately 111 mcf/d.

Joffre

The Joffre area is located approximately 10 kilometres southeast of Red Deer in south central Alberta.  Gentry owns interests varying between 10% to 40% in the area. Production from the area averaged 8 bbls/d and 173 mcf/d in 2004.

Princess

The Princess lands are located approximately 30 kilometres east of Brooks, in southeast Alberta.  Gentry owns interests ranging between 28% and 100% in the area. 2004 production averaged 279 bbls/d and 1,554 mcf/d.

Red Rock

The Red Rock area is located approximately 50 kilometres south of Grande Prairie, in west-central Alberta.  Gentry owns a 3.35564% working interest in the Red Rock Chinook Unit No. 1 plus various working interests ranging from a 0.78125% working interest to a 25.0% working interest in non-unit lands in the Red Rock area.  The Red Rock Chinook Unit No. 1 and non-unit lands produced an average of 8 bbls/d of crude oil and 87 mcf/d of natural gas in 2004.

Red Willow

The Red Willow lands are located approximately 270 kilometres northeast of Stettler, in east central Alberta.  Gentry owns interests ranging between 23.56% and 100% the area.  2004 production averaged 1.15 mmcf/d.

Red Willow North

The Red Willow North property is located approximately 25 kilometres southeast of Vegreville, Alberta.  Gentry owns a 40.4% interest in a producing gas well that produced an average of 259 mcf/d in 2004, despite being on production for less than half the year.

Sedalia

The Sedalia lands are located approximately 25 kilometres west of Oyen, in southeast Alberta.  Gentry owns interests ranging between 50% and 100% in the area.  Production in 2004 averaged 2.51 mmcf/d.

Thornbury

The Thornbury area is located approximately 100 kilometres southwest of Fort McMurray in northeastern Alberta.  Gentry owns an 18.333% working interest in the area. Natural gas production for 2004 averaged approximately 218 mcf/d.

West Provost Viking Gas Unit

The West Provost Viking Gas Unit is located approximately 20 kilometres southeast of Coronation in east central Alberta.  Gentry owns a 27.34% interest in the Unit. For 2004, production averaged 609 mcf/d.

West Provost Non-Unit Lands

The West Provost Non-Unit Lands are located approximately 20 kilometres southeast of Coronation in east central Alberta.  Gentry owns interest varying between 18.275% to 45% in the area. Production from the area averaged approximately 61 bbls/d in 2004.

Whitecourt

The Whitecourt lands are located west-central Alberta.  Gentry owns interests ranging between 20% and 50%.  Production in 2004 averaged 587 mcf/d.

Saskatchewan

Baldwinton

The Baldwinton property is located approximately 70 kilometres southeast of Lloydminster. Gentry holds a 30.5% working interest in the area. Production from this area averaged approximately 126 bbls/d of crude oil in 2004.

Benson

The Benson area is located approximately 160 kilometres southeast of Regina.  Gentry has a 10.9153% working interest and a gross overriding royalty interest of 0.07% in the Benson Unit.  Gentry also has royalty interests of 1.875% and 25% of 1/150 (5-15%) respectively in two wells just outside the Unit.  The wells in this Unit produce primarily from the Midale formation.  Production from this area in 2004 was approximately 84 bbls/d of crude oil.

Dollard

The Dollard area is located approximately 300 kilometres west-southwest of Regina.  Gentry has a 3.853% working interest in the Dollard Unit and a gross overriding royalty of approximately 1.5% in the East Dollard Voluntary Unit.  Production from these units averaged 89 bbls/d of crude oil in 2004.

Steelman

The Steelman area is located approximately 180 kilometres southeast of Regina.  Gentry owns interests in three units in the Steelman area, being units 1A, 4 and 5.

In the Steelman Unit 1A, Gentry holds a 2.707% working interest in the Unit. Production from this unit in 2004 was approximately 15 bbls/d of crude oil and 9 mcf/d of natural gas.

In the Steelman Unit 4, Gentry holds a 13.938% working interest in approximately the Unit.  Production from this unit was approximately 74 bbls/d of crude oil and 44 mcf/d of natural gas in 2004.

In the Steelman Unit 5, Gentry holds a 19.927% working interest in the Unit. Production from this unit was 23 bbls/d of crude oil and 11 mcf/d of natural gas in 2004.

Manitoba

Virden Roselea

The Virden Roselea area is located in southwestern Manitoba.  Gentry owns a 10.629% working interest in the Virden Roselea Unit No. 1.  Gentry’s share of production for the unit in 2004 averaged approximately 46 bbls/d of crude oil.

Summary of Production from Principal Producing Properties

During the year ended December 31, 2004, on a BOE basis, 75.7% of the Corporation's production was derived from Alberta, 22.1% from Saskatchewan and 2.2% from Manitoba.  The following table describes the Corporation's major properties and the average daily production from these properties during the year ended December 31, 2004.

	Product Type
	Light & Medium Crude Oil (bbls/day)	Natural Gas Mcf/day)	Total (boe/day)
Alberta
Bantry	-	111	19
Joffre	8	173	37
Princess	279	1,554	538
Red Rock	8	87	23
Red Willow	4	1,151	196
Red Willow North	-	295	49
Sedalia	-	2,511	419
Thornbury	-	218	36
West Provost Viking Gas Unit	1	609	103
West Provost Non-Unit Lands	61	-	61
Whitecourt	3	587	101
Other	2	143	23

Saskatchewan
Baldwinton	126	-	126
Benson	84	-	84
Dollard	89	-	89
Steelman	113	63	124
Other	38	53	47

Manitoba
Virden Roselea	46	-	46

TOTAL	862	7,555	2,121

Marketing and Risk Management Arrangements

In 2004, all of Gentry's sales occurred in the Canadian market. The price of oil and gas is deregulated and is negotiated between the producers and suppliers based upon domestic and international economic and market factors (including supply and demand, oil quality, prices for competing oils, distance to market, and value of refined products). Gentry utilizes the services and expertise of various oil and gas marketers to sell its production.  No production is contracted out on terms greater than one year.  Gentry may hedge a portion of its crude oil and/or natural gas production to manage its exposure to fluctuations in the price of the product, although it did not do so in 2004. The Corporation does not currently have a hedging program in place for 2005.

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

Oil and Natural Gas Reserves

In the Martin Report, Martin has evaluated all of the crude oil, NGLs and natural gas reserves associated with Gentry's properties effective as of December 31, 2004 in accordance with NI 51-101. There are no reserves evaluated or attributed to Gentry’s as a result of its investment in Stratic.

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

The following is a summary, as at December 31, 2004, of the crude oil, NGLs and natural gas reserves of Gentry and the net present value of the estimated future net revenue ascribed to such reserves as evaluated in the Martin Report, based on both forecast and constant price and cost assumptions. All future net revenues are stated prior to provision for interest, future site restoration and reclamation costs, income taxes, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Gentry's  crude oil, NGLs and natural gas reserves provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in "Presentation of Gentry's Oil and Natural Gas Reserves and Production Information" in conjunction with the following tables and notes. Columns may not add due to rounding.

Summary of Reserves & Future Net Revenue

The following is a summary of oil and natural gas reserves and net present values of future net revenue as of December 31, 2004:

Forecast Prices and Costs

	Light & Medium Oil	Natural Gas			Total
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mboe)	Net (mboe)
Proved Reserves
Proved Developed Producing	2,195	1,891	14,597	12,209	4,628	3,926
Proved Developed Non-Producing	193	161	1,167	895	388	310
Proved Undeveloped Reserves	27	22	210	177	62	52
Total Proved	2,415	2,074	15,974	13,281	5,078	4,288

Probable Reserves
Probable Developed	939	779	8,138	6,368	2,295	1,840
Probable Undeveloped	217	176	6,309	5,175	1,296	1,039
Total Probable	1,156	955	14,447	11,543	3,564	2,879

Total Proved Plus Probable Reserves	3,571	3,029	30,421	24,824	8,642	7,167

Constant Prices and Costs

	Light & Medium Oil	Natural Gas			Total
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mboe)	Net (mboe)
Proved Reserves
Proved Developed Producing	2,242	1,941	14,629	12,235	4,680	3,980
Proved Developed Non-Producing	193	161	1,167	895	388	310
Proved Undeveloped Reserves	27	22	215	181	63	52
Total Proved

Probable Reserves
Probable Developed	890	751	8,143	6,371	2,247	1,813
Probable Undeveloped	217	177	6,308	5,175	1,268	1,040
Total Probable	1,107	928	14,451	11,546	3,515	7,194

Total Proved Plus Probable Reserves	3,569	3,052	30,461	24,857	8,645	7,194

Reserves Category	Net Present Values of Future Net Revenue *($thousands)* Before Income Taxes, Discounted at (%/year)				
	0	**5**	**10**	**15**	**20**
Proved Reserves					
Proved Developed Producing	98,022	74,252	61,048	52,573	46,612
Proved Developed Non-Producing	7,620	7,081	6,619	6,219	5,869
Proved Undeveloped Reserves	659	514	409	329	269
Total Proved	106,301	81,847	68,076	59,121	52,750
Probable Reserves					
Probable Developed	52,590	44,097	39,418	36,027	33,309
Probable Undeveloped	28,101	23,343	19,888	17,238	15,137
Total Probable	80,691	67,440	59,306	53,265	48,446
Total Proved Plus Probable Reserves	186,992	149,287	127,382	112,385	101,196

Reserves Category	Net Present Values of Future Net Revenue *($thousands)* After Income Taxes, Discounted at (%/year)				
	0	**5**	**10**	**15**	**20**
Proved Reserves	81,335	62,956	52,550	45,776	40,958
Proved Developed Producing	5,143	4,778	4,474	4,213	3,986
Proved Developed Non-Producing	347	247	172	116	76
Proved Undeveloped Reserves	86,825	67,981	57,196	50,105	45,020
Total Proved					
Probable Reserves	34,011	28,896	25,958	23,776	22,003
Probable Developed	18,678	15,420	13,043	11,218	9,774
Probable Undeveloped	52,689	44,316	39,001	34,994	31,777
Total Probable					
Total Proved Plus Probable Reserves	139,514	112,298	96,197	85,099	76,797

Additional Information Concerning Future Net Revenue

The undiscounted total future net revenue by reserves categories as of December 31, 2004, using both constant and forecast prices and costs, is set forth below:

	Constant Prices & Costs		Forecast Prices & Costs
($thousands)	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves	Proved Plus Probable Reserves
Revenue	197,783	335,017	210,237	357,045
Royalties	(37,521)	(66,697)	(41,214)	(73,182)
Operating costs	(51,029)	(73,915)	(58,864)	(87,811)
Development Costs	(1,364)	(5,618)	(1,364)	(5,633)
Abandonment and Reclamation Costs	(1,568)	(1,795)	(1,941)	(2,343)
Future Net Revenue Before Income Taxes	106,301	186,992	106,854	188,076
Income Taxes	(19,476)	(47,478)	(20,293)	(48,896)
Future Net Revenue After Income Taxes	86,825	139,514	86,561	139,180

The net present value of future net revenue by reserves category and production group as of December 31, 2004, using both constant and forecast prices and costs and discounted at 10% per year, is set forth below:

		Future Net Revenue (Discounted at 10%/year)
Reserves Category	Production Group	Constant Prices and Costs ($000s)	Forecast Prices and Costs ($000s)
Proved Reserves	Light and Medium Crude Oil(a)	29,533	29,981
	Natural Gas(b)	38,543	39,425

Proved Plus Probable Reserves	Light and Medium Crude Oil(a)	44,466	43,922
	Natural Gas(b)	82,939	85,487

(a)

Includes solution gas and other by-products.

(b)

Includes by-products but excludes solution gas from oil wells.

The volume of gross Proved plus Probable production estimated by Martin for 2005 in preparing the estimated net present values of future net revenue is as follows.

Product Type	Aggregate Estimated 2005 Production	Daily Estimated 2005 Production
Light and medium crude oil	340 bbbls	932 bbls/d
Natural gas	3,041 mmcf	8,332 mcf/d
Total	847 mboe	2,321 boe/d

Pricing Assumptions

The forecast price and cost case assumes the continuance of current laws and regulations. Oil prices attributable to Gentry have been adjusted from Martin’s reference prices below for quality while gas prices have been adjusted for heating values. Gentry’s weighted average oil and liquids price realized in 2004 was Cdn $42.88/bbl, while the gas price was Cdn $6.58/mcf.

	Crude Oil			Natural Gas	Exchange Rate	Inflation Rate
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Medium 25° API ($Cdn/bbl)	Spot Price ($Cdn/mmbtu)	($US/$Cdn)	(%/year)
2005	42.00	51.83	45.98	6.62	0.80	0
2006	38.00	47.10	41.40	6.47	0.79	2
2007	35.00	43.90	38.30	6.22	0.78	2
2008	32.00	40.00	34.50	5.72	0.78	2
2009	32.00	40.00	34.50	5.47	0.78	2
2010	32.00	40.00	34.50	5.22	0.78	2
2011	32.00	40.00	34.50	5.32	0.78	2
2012	32.00	40.00	34.50	5.42	0.78	2
2013	32.50	40.70	35.20	5.52	0.78	2
2014	33.00	41.30	35.80	5.62	0.78	2
2015	33.50	41.90	36.40	5.72	0.78	2
Thereafter	2.0%	2.0%	2.0%	2.0%	0.78	2

The constant price and cost case assumes the continuance of produce prices at December 31, 2004 and operating costs projected for 2005, and the continuance of current laws and regulations.  Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis.  The future net revenue to be received from the production of the reserves was based on the following prices and assumptions in effect as of December 31, 2004.

Crude Oil			Natural Gas	Exchange Rate	Inflation Rate
WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Medium 25° API ($Cdn/bbl)	Spot Price ($Cdn/mmbtu)	($US/$Cdn)	(%/year)
43.65	48.90	33.21	5.94	0.83	0

Reconciliation of Reserves

The following tables reconcile the Corporation's oil and natural gas reserves (on both a gross and net basis) from December 31, 2003 to December 31, 2004, using forecast prices and costs.

Reconciliation of Gross Reserves

	Light and Medium Crude Oil			Natural Gas			Total
Factors	Proved (mbbls)	Probable (mbbls)	Proved & Probable (mbbls)	Proved (mmcf)	Probable (mmcf)	Proved & Probable (mmcf)	Proved (mboe)	Probable (mboe)	Proved & Probable (mmboe)
December 31, 2003	2,120	1,027	3,147	9,629	9,940	12,569	3,725	2,684	6,409
Acquisitions	222	149	370	2,334	673	3,003	611	260	870
Dispositions	-	-	-	-	(9)	(23)	(3)	(1)	(4)
Extensions	-	69	69	-	248	250	-	110	111
Technical Revisions	228	(171)	57	3,152	(486	2,648	754	(250)	500
Discoveries	159	82	241	3,639	4,082	7,742	766	763	1,533
Economic Factors	-	-	-	-	(2)	(2)	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-
Production	(315)	-	(315)	(2,765)	-	(2,765)	(776)	-	(776)
December 31, 2004	2,415	1,156	3,570	15,974	14,446	30,421	5,078	3,564	8,642

Reconciliation of Net Reserves

	Light and Medium Crude Oil			Natural Gas			Total
Factors	Proved (mbbls)	Probable (mbbls)	Proved & Probable (mbbls)	Proved (mmcf)	Probable (mmcf)	Proved & Probable (mmcf)	Proved (mboe)	Probable (mboe)	Proved & Probable (mmboe)
December 31, 2003	1,831	847	2,678	8,133	7,835	15,968	3,187	2,153	5,340
Acquisitions	179	121	300	1,895	554	2,449	495	213	708
Dispositions	-	-	-	(12)	(7)	(19)	(2)	(1)	(3)
Extensions	-	56	56	-	204	204	-	90	90
Technical Revisions	184	(139)	46	2,560	(400)	2,160	611	(206)	407
Discoveries	128	67	195	2,955	3,359	6,314	621	627	1,248
Economic Factors	-	-	-	-	(2)	(2)	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-
Production	(248)	-	(248)	(2,250)	-	(2,250)	(623)	-	(623)
December 31, 2004	2,075	952	3,028	13,281	11,543	24,824	4,290	2,876	7,167

Reconciliation of Changes in Net Present Value of Future Net Revenue

The following table sets forth a reconciliation of changes in the net present value of estimated future revenues associated with the Corporation's net Proved Reserves from December 31, 2003 to December 31, 2004 using constant prices and costs and discounted at 10% per year.

Period and Factor	($thousands)
Estimated Future Net Revenue at December 31, 2003	33,643
Sales and Transfers of Oil, Natural Gas and NGLs Produced, Net of Production Costs and Royalties	(18,180)
Net Change in Prices, Production Costs and Royalties related to Future Production	(25,185)
Changes in Previously Estimated Development Costs Incurred During the Period	21
Changes in Estimated Future Development Costs	(910)
Extension and Improved Recovery	-
Discoveries	23,641
Acquisitions of Reserves	18,844
Disposition of Reserves	(102)
Net Change Resulting from Revisions in Quantity Estimates	23,260
Accretion of Discount	3,205
Net Change in Income Taxes(1)	(1,041)
Estimated Future Net Revenue at December 31, 2004	57,196

Note:

(1)  The difference between forecast income taxes at beginning of period and forecast income taxes at end of period.

Undeveloped Reserves

The following table discloses the gross volumes of undeveloped reserves, using constant prices and costs, of the Corporation as at December 31, 2004 that were first attributable to the Corporation in the following years:

	Proved Undeveloped Reserves		Probable Undeveloped Reserves
	Light and Medium Crude Oil (mbbls)	Natural Gas (mmcf)	Light and Medium Crude Oil (mbbls)	Natural Gas (mmcf)
2003	-	-	159	4,957
2004	27	215	58	1,351
	27	215	217	6,308

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

The Corporation’s proved undeveloped reserves are generally developed within 12 months and as such, the Corporation anticipates the necessary expenditures to develop these reserves will be incurred prior to 2006.

The Corporation’s probable undeveloped reserves are dominated by the requirement for additional sour gas processing facilities in the Princess area. The Corporation anticipates additional sour capacity will be built in this area prior to 2006, thereby developing these reserves in 2005.

Future Development Costs

The amount of development costs deducted in the estimated net present value of future net revenue is as follows:

($000s)	Constant Prices and Costs		Forecast Prices and Costs
	Proved Reserves		Proved Reserves		Proved Plus Probable Reserves
Year	Undiscounted	Discounted at 10% /year	Undiscounted	Discounted at 10%/year	Undiscounted	Discounted at 10%/year
2005	1,364	1,240	1,364	1,240	5,411	4,919
2006	-	-	-	-	41	34
2007	-	-	-	-	23	17
2008	-	-	-	-	53	36
2009	-	-	-	-	68	42
Remaining	-	-	-	-	37	21
	1,364	1,240	1,364	1,240	5,633	5,069

The Corporation expects to fund these development costs through its internally generated cash flow.

Oil and Natural Gas Wells and Properties

The following table summarizes, as at December 31, 2004, Gentry's interests in producing wells and in non-producing wells which were not producing, but may be capable of production.  Although many wells produce both oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the proportion of oil or natural gas production.

	Producing Wells				Shut-In Wells
	Oil		Natural Gas		Oil	Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	35	25	19	28	12	9	11	8
Saskatchewan	1,260	58	395	8	96	15	15	8
Manitoba	30	3	-	-	24	3	-	-
Total	1,325	86	414	36	132	27	26	16

The Corporation also maintains varying interests in batteries, compressor stations and gas plants in the Princess, Sedalia and Red Willow areas.  The total number of net facilities owned by Gentry is 3.2.

Unproved Properties

The following table summarizes Gentry’s interests in unproved properties:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Alberta	112,585	48,612	212,371	155,098	324,956	203,710
Saskatchewan	11,758	5,659	4,043	2,429	15,801	8,088
Manitoba	320	241	-	-	320	241
Western Canada	124,663	54,512	216,414	157,527	341,077	212,039
Quebec	-	-	376,920	37,692	376,920	37,692
Total	124,663	54,512	593,334	195,219	717,997	249,731

Gentry expects its rights to explore and develop on approximately Nil net acres to expire prior to December 31, 2005.  Gentry has no material work commitments on such properties and, where Gentry determines appropriate, it can continue the leases by either making the necessary applications or performing the necessary work.

Exploration and Development Activities

During 2004, Gentry participated in the drilling of 52 gross wells (33.5 net) with an 85% success rate (86% net).  The majority of Gentry's 2004 wells were drilled in Princess and Sedalia. The following table summarizes the number and type of wells that Gentry drilled or participated in the drilling of for the year ended December 31, 2004.

	Number of Exploration Wells		Number of Development Wells		Total Wells
Category of Well	Gross	Net	Gross	Net	Gross	Net
Crude oil wells	4	3.0	9	5.5	13	8.5
Natural gas wells	23	15.7	8	4.6	31	20.3
Capped Wells	-	-	-	-	-	-
Dry and abandoned wells	8	4.7	-	-	8	4.7
Total	35	23.4	17	10.1	52	33.5

Gentry currently intends to focus its development activities in the Western Canadian Sedimentary Basin. Gentry's exploration and development activities are typically funded through debt, internally generated cash flow and issuances of Common Shares.

Quarterly Production History

The following table sets forth Gentry's average daily production volumes, on a company interest basis, for each fiscal quarter in 2004 and for the entire year.

	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Light and medium oil (bbls/d)	870	808	808	960	862
Natural gas (mcf/d)	6,919	6,663	7,753	8,869	7,555
Total (boe/d)	2,023	1,919	2,100	2,439	2,121

Quarterly Netback History

The following tables set forth Gentry's average netbacks received for each fiscal quarter in 2004 and for the entire year (excluding any hedging gains or losses). Netbacks are calculated on the basis of prices received before hedging on sales volumes, less related royalties and related production costs. For multiple product well types, production costs are entirely attributed to that well’s principal product type.

	Year Ended December 31, 2004
Light and medium oil (bbls/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	39.07	42.49	46.76	43.34	42.88
Royalties	(8.06)	(7.02)	(10.21)	(10.87)	(9.11)
Production costs(1)	(11.04)	(11.41)	(8.88)	(11.87)	(10.85)
Netback	19.97	24.06	27.67	20.60	22.92

	Year Ended December 31, 2004
Natural gas (mcf/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	6.31	7.11	6.37	6.57	6.58
Royalties	(1.04)	(1.61)	(1.13)	(1.17)	(1.23)
Production costs(1)	(1.14)	(1.25)	(1.04)	(2.00)	(1.39)
Netback	4.13	4.25	4.20	3.40	3.96

	Year Ended December 31, 2004
Total (boe/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	38.38	42.60	41.50	40.98	40.86
Royalties	(7.02)	(8.53)	(8.10)	(8.55)	(8.07)
Production costs(1)	(8.64)	(9.13)	(7.27)	(11.96)	(9.37)
Netback	22.72	24.94	26.13	20.47	23.42

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

 Abandonment and Reclamation Costs

The Corporation is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its natural gas and petroleum properties (including surface leases, wells, facilities and pipelines) upon abandonment. The Corporation identifies obligations related to petroleum and natural gas properties by estimating the present value of expected future costs to reclaim and abandon these properties and the timing of the costs to be incurred in future periods.  These estimates are currently based on 165 net wells and 3.2 net facilities in respect of which the Corporation expects to incur such costs.  The Corporation anticipates the total inflated amount of such costs to be approximately $5.0 million on an undiscounted basis and $1.8 million discounted at 10%.  Of this amount, the Corporation anticipates that approximately $300,000 will be incurred in the next three financial years.

Ongoing environmental obligations will generally be funded out of cash flow.

The estimates of total Proved Reserves associated with the Principal Producing Properties and the present worth of future net cash flows from such reserves contained in the Martin Report (based on forecast prices and costs on an undiscounted basis) include expenditures of approximately $1.9 million associated with the abandonment of current producing and future wells but do not include any provision for non-producing wells or facility abandonment and site restoration costs.

Tax Horizon

The Corporation’s wholly owned subsidiary Gentry Resources (Saskatchewan) Ltd. was required to pay income taxes in 2004.  It is anticipated that Gentry Resources (Saskatchewan) Ltd. will be liable for income taxes in 2005.  Based on a model of reinvesting cash flow at industry average efficiency rates, the Corporation anticipates it will be required to pay income taxes in 2005.

Costs Incurred

The following tables summarize capital expenditures (net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation’s activities for the year ended December 31, 2004:

($thousands)
Drilling and completions	11,773.5
Facilities and equipping	6,403.3
Land and seismic	7,349.9
Acquisitions, net	16,580.9
Capitalized expenses	1,165.3
Other	128.5
Total	43,401.4

Environmental and Safety Matters

The Corporation and its subsidiaries conduct their operations with a commitment to the health of their employees and the public, as well as the long-term enhancement and protection of the environment.  The Corporation intends to perform all work safely and to comply with all corporate and regulatory requirements. The Corporation intends to continue to operate in a manner consistent with and, where applicable, build on its existing comprehensive safety, health and environment program, which outlines responsibilities and corporate and regulatory standards, as well as provides tools to assist employees and contractors to work safely and to meet or exceed regulatory requirements.

Insurance

The Corporation carries suitable insurance policies to provide protection for its working interest in its natural gas and petroleum properties. Insurance policies cover property damage and general liability. The ongoing level, type and maintenance of insurance will be determined by the Corporation based upon the availability and cost of such insurance and the Corporation's perception of the risk of loss. See "Risk Factors — Environmental Concerns".

Future Commitments

The Corporation does not currently use any type of financial instruments or fixed price physical sales contracts to manage the risk related to fluctuating commodity prices. Absent such hedging activities, all of the Corporation’s crude oil and NGLs and  natural gas production is sold into the open market at prevailing spot prices, which exposes the Corporation to the risks associated with commodity price fluctuations and foreign exchange rates. See "Risk Factors".

As at December 31, 2004, the Corporation had the following contractual obligations under office leases, flow-through commitments, firm service transportation agreements, and operating leases:

($thousands)	2005	2006	2007	2008	Thereafter	Total
Office lease	173.5	173.5	173.5	159.1	-	679.6
Flow-through commitments	320.0	-	-	-	-	320.0
Firm service transportation	56.9	56.9	56.9	-	-	170.7
Operating lease	23.0	-	-	-	-	23.0
	573.4	230.4	230.4	159.1	-	1,193.3

Human Resources

At December 31, 2004, the Corporation had 20 employees.

DIVIDENDS

The Corporation has not paid dividends on the Common Shares and does not expect to pay any dividends in the foreseeable future as it intends to reinvest any earnings to fund the development and growth of its business.  Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Corporation, as well as other factors the Corporation's board of directors may deem relevant. See Risk Factors – Absence of Dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares.  As at December 31, 2004, there were 38,471,234 Common Shares and no Preferred Shares issued and outstanding.

Common Shares

The holders of Common Shares are entitled to: (i) one vote for each Common Share held at all meetings of shareholders of the Corporation other than meetings of the holders of any class or series of shares meeting as a class or series; (ii) receive any dividends declared by the Corporation on the Common Shares; and (iii) subject to the rights of shares ranking prior to the Common Shares, to receive the remaining property of the Corporation on dissolution, after the payment of all liabilities.

Preferred Shares

The Preferred Shares are issuable in series and the designation of, and the rights or privileges, restrictions and conditions attached to any series of Preferred Shares are to be established by the board of directors of the Corporation prior to the issuance thereof.  The Preferred Shares have a preference over the Common Shares and any class of shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Shareholder Rights Plan

On May 28, 2004, Gentry entered into a Shareholder Rights Plan Agreement (the "Rights Plan") with Computershare Trust Company of Canada, as Rights Agent, which was approved by Gentry's shareholders at the 2004 annual general and special meeting of shareholders.  The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding Common Shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of Common Shares, other than such person or entity, shall be entitled to acquire Common Shares at a discounted price.  The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector. A copy of the Rights Plan is available under the Corporation’s SEDAR profile at www.sedar.com.

Normal Course Issuer Bid

On August 25, 2004 Gentry announced that it intended to purchase up to 2,800,000 Common Shares, representing 10% of its public float, pursuant to a normal course issuer bid to be conducted over the facilities of the TSX.  The bid will expire August 26, 2005 and any Common Shares acquired pursuant to the bid will be cancelled.

Gentry's reasoning for the normal course issuer bid is that from time to time the market price of Gentry's Common shares may not reflect the underlying value of such shares and that, at such times, the purchase of Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.  In addition, any purchases made by Gentry will afford increased liquidity to those shareholders of the Corporation who may wish to dispose of their Common Shares. From August 27, 2004 through to March 28, 2005, the Corporation has purchased 147,500 Common Shares at an average price of $3.01 per share under the current normal course issuer bid.  From August 27, 2003 to August 26, 2004, Gentry purchased, pursuant to a previous normal course issuer bid, 292,500 Common Shares at an average price of $1.84 per share.  These shares were subsequently cancelled.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulation imposed by various levels of government. Regulatory approvals must be obtained before drilling wells or constructing facilities. Failure to obtain such approvals on a timely basis could result in delays or abandonment of projects and increased costs.  Although it is not expected that any of these controls or regulations will affect the Corporation's operations in a manner materially different than they would affect other Canadian oil and gas issuers of similar size, the controls and regulations should be considered carefully by investors in the oil and gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in western Canada.

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

Provincial Royalties and Incentives

General

In addition to federal regulations, each province in Canada has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown-owned lands are determined by negotiations between the freehold mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties or net profits or net carried interests.

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

The new fiscal regime for the Saskatchewan oil and gas industry provides an incentive to encourage exploration and development through a revised royalty/tax structure for oil and natural gas wells with a finished drilling date on or after October 1, 2002 or incremental oil production due to a new or expanded waterflood project with a commencement date on or after October 1, 2002. This "fourth tier" Crown royalty rate, applicable to both oil and natural gas, is price sensitive and ranges from a minimum 5% at a base price to a maximum of 30% at a price above the base price. A fourth tier freehold tax structure, calculated by subtracting a production tax factor of 12.5 percentage points from the corresponding Crown royalty rates, has also been created which is applicable to conventional oil, incremental oil from new or expanded waterfloods and natural gas. The fourth tier royalty/tax structure is also applicable in respect of associated natural gas that is gathered for use or sale which is produced either from oil wells with a finished drilling date on or after October 1, 2002 and oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 cubic metres of natural gas per cubic metre of oil. In addition, volume-based royalty/tax reduction incentives have been changed such that a maximum royalty of 2.5% now applies to various volumes of both oil and natural gas, depending on the depth and nature of the well (up to 16,000 cubic metres of oil in the case of deep exploratory wells and 25,000 cubic metres of natural gas produced from exploratory wells). The royalty/tax category with respect to re-entry and short sectional horizontal oil wells has been eliminated such that all horizontal oil wells with a finished drilling date on or after October 1, 2002 receive fourth tier royalty/tax rates and incentive volumes. Further changes include the reduction of the corporation capital tax resource surcharge rate from 3.6% to 2.0% and, subject to certain restrictions, the expansion of the deep oil well definition to include oil wells producing from a zone deeper than 1,700 meters.

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

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases.  Canada ratified the Kyoto Protocol in late 2002.  Although the Canadian federal government has not released details of any implementation plan, it has stated that it intends to limit the emission reduction targets for the industry and the cost of emission credits, which could result in increased capital expenditures and operating costs.

The Corporation believes that it is, and intends to continue to be, in material compliance with applicable environmental laws and regulations and is committed to meeting its responsibilities to protect the environment wherever it operates or holds working interests.  The Corporation anticipates that this compliance may result in increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.  The Corporation believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

RISK FACTORS

Investors should consider the following risk factors prior to making an investment in the Common Shares or other securities of the Corporation.

Investment in the Common Shares should be considered to be speculative and involve a degree of risk, including, but not necessarily limited to, the risk factors listed below. Owners and prospective purchasers of the Common Shares should carefully consider, in addition to the other information in this Annual Information Form, the following risk factors inherent in and affecting the Corporation's business before making an investment decision.

Industry Risks

There are many risks inherent in the oil and gas industry which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Corporation's success will depend on its ability to select and acquire suitable producing properties or undeveloped exploration prospects.  The marketability of any oil and natural gas acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation.  These factors include market fluctuations, the world price of crude oil, the continental price of natural gas, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection.  The effect of these factors cannot be accurately predicted.

Hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and operating wells.  The Corporation will have the benefit of insurance maintained by it; however, the Corporation may become liable for damages arising from pollution, blowouts or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Oil and natural gas production operations are also subject to all of the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into formations, which may hinder economic production.

Both oil and natural gas prices are unstable and are subject to fluctuation.  Any material drop in prices could result in a reduction of any future net production revenue of the Corporation.  The economics of producing from wells acquired or drilled by the Corporation may change as a result of lower commodity prices, which could result in a reduction in the volumes of economic reserves of the Corporation.  The Corporation might also elect not to produce from certain wells at lower prices.  Crude oil and natural gas prices are currently at very high levels and may be extremely volatile in the short term.  These factors could result in a material decrease in any future net production revenue of the Corporation, causing a reduction in the Corporation's oil and natural gas acquisition and development activities.

Regulation of Industry

The Corporation's activities are subject to complex and stringent energy, environmental and other governmental laws and regulations.  While management believes that the Corporation's business will be operated in accordance with applicable laws, the Corporation will remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce.  Existing laws and regulations may be revised or new laws and regulations may become applicable to the Corporation that may have a negative effect on the Corporation's business and the results of operations. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The Corporation expects that it will be able to fully comply with all regulatory requirements in this regard.

Possible Income Tax Changes

There can be no assurance that the income tax laws applicable to the Corporation or to the oil and natural gas industry generally will not be changed in a manner that adversely affects the Corporation or the holders of Common Shares.

Need for Future Financings

Additional financing for new development and operations may not be available on acceptable terms in the future.  Where additional financing is raised by the issuance of Common Shares or securities convertible into Common Shares from the Corporation's treasury, control of the Corporation may change and shareholders may suffer further dilution to their investment.  The issuance of debt may result among other things, in the encumbrance of certain of the Corporation's assets, impede the Corporation's ability to obtain additional bank financing, decrease the Corporation's liquidity and adversely affect the Corporation's ability to declare and pay dividends to its shareholders.

Property Title

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Corporation, which could result in a reduction of the revenues received by the Corporation.

Recovery and Reserve Estimates

The recovery and reserve estimates of the Corporation's oil and natural gas reserves provided for herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, all of which may vary considerably from actual results.  The Corporation's actual production, revenues, taxes and development and operating expenses and results will vary from estimates contained in the evaluations, and such variations could be material. Actual reserves may be greater or less than the estimates. The Corporation has used both constant and escalated price and costs assumptions in calculating reserve quantities as required by securities disclosure legislation and policies in Canada.  Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption of oil and natural gas, changes in government regulation or taxation and the impact of inflation on costs, among others.

Competition

Competition could adversely affect the Corporation's performance.  The oil and natural gas industry is characterized by intense competition and the Corporation competes directly with other companies that have greater resources. The industry also competes with other industries who supply non-petroleum energy products.

Conflicts of Interest

Certain of the directors of the Corporation may be engaged and will continue to be engaged in certain business interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Corporation.  Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the CBCA.

Reliance on Management

Holders of securities of the Corporation must rely upon the experience and expertise of management.  The Corporation's continued success is dependent upon its ability to attract and retain experienced management.

Absence of Dividends

The Corporation does not anticipate that cash dividends will be paid on its Common Shares in the foreseeable future since the Corporation currently intends to retain any future earnings to finance the expansion and development of its business.  The declaration and payment in the future of any cash dividends will be at the discretion of the Corporation's board of directors and will depend upon the earnings, capital requirements and financial position of the Corporation, future loan covenants, general economic conditions and other pertinent factors.  No assurance can be given that the Corporation will pay any dividends in the future or with respect to the amount of any such.

MARKET FOR SECURITIES

As at December 31, 2004, 38,471,234 Common Shares were issued and outstanding.  The outstanding Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol GNY.  The following table sets forth certain trading information for the Common Shares of Gentry on the TSX during 2004.

Month	High	Low	Close	Volume
January	$2.29	$2.02	$2.13	1,483,647
February	$2.15	$1.91	$1.97	933,398
March	$2.13	$1.85	$2.13	2,519,917
April	$2.19	$1.95	$2.00	3,360,906
May	$2.14	$2.00	$2.10	1,621,323
June	$2.15	$1.99	$2.04	1,347,625
July	$2.26	$2.04	$2.20	696,528
August	$2.44	$2.15	$2.30	1,654,345
September	$2.85	$2.30	$2.70	1,951,837
October	$2.87	$2.63	$2.70	2,892,654
November	$3.54	$2.33	$3.30	4,269,462
December	$3.59	$2.98	$3.49	2,623,702

DIRECTORS AND OFFICERS

The board of directors of the Corporation is comprised of five members. Each director is appointed to serve until the next annual meeting of the shareholders of the Corporation.  Set forth below for each director and officer of the Corporation is their name, residence, position with the Corporation, date of appointment as a director (if applicable), principal occupation for the past five years, number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, and number of stock options to acquire Common Shares owned. The terms of each director expires at each annual meeting of the Corporation’s shareholders or when their successor is duly appointed.

Name, Residence and Positions held with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned	Common Shares Under Option
Hugh G. Ross Calgary, Alberta, Canada, President, CEO and Director	President and Chief Executive Officer of the Corporation	Feb. 23, 1987	1,910,459(5) 168,651(5) 157,483(5)	332,500
A. Bruce Macdonald(1)(2)(4) Calgary, Alberta, Canada Director	President, Stoneyfell Investments Inc., a private oil & gas management consulting company	Nov. 13, 1995	249,250	207,500
George T. Hawes(1)(3) Plandome, New York, U.S.A. Director	President, G. T. Hawes & Co., Inc. a private real estate company	Dec. 3, 1999	729,000	275,000
Michael Halvorson(1)(2) Edmonton, Alberta, Canada Director	President of Halcorp Capital Ltd., a private company specializing in the raising of investment capital	Aug. 29, 1994	562,933	182,500
Walter O'Donoghue(3)(4) Calgary, Alberta, Canada Director	Former Partner, Bennett Jones LLP, a law firm	May 29, 1998	183,126	182,500

Name, Residence and Positions held with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned	Common Shares Under Option
Ketan Panchmatia Calgary, Alberta, Canada Chief Financial Officer, Vice-President, Finance, and Secretary/Treasurer	Chief Financial Officer, Vice-President, Finance, and Secretary/Treasurer of the Corporation	N/A	248,218	200,000
R. Gordon McKay Calgary, Alberta, Canada Chief Operating Officer	Chief Operating Officer of the Corporation	N/A	241,649	200,000
Robert Poole Calgary, Alberta, Canada Vice-President, Operations	Vice-President, Operations of the Corporation	N/A	165,300	225,000
George Magarian Calgary, Alberta, Canada Vice-President, Exploration	Vice-President, Exploration, of the Corporation	N/A	0	200,000

Notes:

(1)

Denotes member of Audit and Risk Management Committee.

(2)

Denotes member of Compensation and Human Resources Committee.

(3)

Denotes member of Corporate Governance Committee.

(4)

Denotes member of Reserve Evaluation Committee.

(5)

The 1,910,459 Common Shares are held directly by Mr. Ross. The 168,651 Common Shares are directly owned by Ross Resources Inc., a private company of which Mr. Ross owns 25%. The 157,483 Common Shares are directly owned by an associate of Mr. Ross.

As at March 23, 2005, the directors and officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 4,616,059 Common Shares, representing 12% of the issued and outstanding Common Shares of the Corporation.

There are potential conflicts of interest to which the directors and officers of Gentry will be subject to in connection with the operations of Gentry.  Some of the directors may be or may become engaged in other oil and gas industry interests on their own behalf and on behalf of other corporations with which they are associated, and situations may arise where the directors and officers will be in direct competition with Gentry.  Conflicts, if any, will be subject to the procedures and remedies under the CBCA. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with Gentry are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve the contract.  In addition, the directors are required to act honestly and in good faith with a view to the best interests of Gentry. See "Risk Factors - Conflicts of Interest".

The information regarding the Corporation’s Audit and Risk Management Committee required to be disclosed under Multilateral Instrument 52-110 of certain Canadian securities regulatory authorities is contained in Exhibit “C” to this Annual Information Form

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of the Corporation, none of the directors or executive officers of the Corporation, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with the Corporation since January 1, 2002 or in any proposed transaction that has materially affected or will materially affect the Corporation.

INTERESTS OF EXPERTS

Martin prepared the Martin Report dated March 07, 2005 in respect of Gentry's oil and natural gas reserves, summaries of which are contained in this Annual Information Form.  As of the date of the Martin Report, the partners, consultants, and associates of Martin, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding shares of Gentry.

The auditors of Gentry are Collins Barrow Calgary LLP, Chartered Accountants, Calgary, Alberta. As of March 04, 2005, the date of Collins Barrow Calgary LLP's auditors' report on Gentry's audited consolidated financial statements for the year ended December 31, 2004, the partners of Collins Barrow Calgary LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding shares of Gentry.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares of Gentry is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s company profile on the SEDAR website at www.sedar.com or on the Corporations website at www.gentryresources.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Corporation's information circular dated March 23, 2005 for its 2005 annual general and special meeting of Shareholders. Furthermore, additional financial information relating to the Corporation is provided in the Corporation's audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2004.

EXHIBIT "A"

REPORT ON RESERVES DATA BY INDEPENDENT
QUALIFIED RESERVES EVALUATOR OR AUDITOR

Terms to which a meaning is ascribed in Natural Instrument 51-101 have the same meaning herein.

To the board of directors of Gentry Resources Ltd. (the "Corporation"):

1.

We have evaluated the Corporation's reserves data as at December 31, 2004. The reserves data consist of the following:

(a)

i)

proved and proved plus probable oil and gas reserves estimated as at  December 31, 2004 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

ii)

proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii)

the related estimated future net revenue.

2.

The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	New Present Value of future Net Revenue (before income taxes, 10% discount rate, in $ thousands)
		Audited	Evaluated	Reviewed	Total
March 07, 2005	Canada	$Nil	$129,322	$Nil	$129,322

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.

We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

A-1

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Signed: “S. Neil Sedgwick”

S. Neil Sedgwick, B.Sc., P.Eng.

Martin & Brusset Associates

Calgary, Alberta, Canada

Dated  March 28, 2005

A-2

EXHIBIT "B"

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in Natural Instrument 51-101 have the same meaning herein.

Management of Gentry Resources Ltd. (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)

iii)

proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

iv)

proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii)

the related estimated future net revenue.

An independent qualified reserves evaluator evaluated the Corporation's reserves data.  The report of the independent qualified reserves evaluator is presented as Exhibit "A" to the Annual Information Form of the Corporation dated March 23, 2005.

The Reserve Evaluation Committee of the board of directors of the Corporation has:

(a)

reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b)

met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)

reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserve Evaluation Committee of the board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserve Evaluation Committee, approved

(a)

the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)

the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)

the content and filing of this report.

B-1

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

GENTRY RESOURCES LTD.

Signed: “Hugh G. Ross”

Hugh G. Ross

President, Chief Executive Officer and Director

Signed: “R. Gordon McKay”

R. Gordon McKay

Vice-President, Exploration and Operations and

Chief Operating Officer

Signed: “Ketan Panchmatia”

Ketan Panchmatia

Vice-President, Finance and

Chief Financial Officer

Signed: “A. Bruce Macdonald”

A. Bruce Macdonald

Director

March 28, 2005

B-2

EXHIBIT "C"

AUDIT COMMITTEE DISCLOSURE PURSUANT

TO MULTILATERAL INSTRUMENT 52-110

THE AUDIT COMMITTEE’S CHARTER

1.

The objectives of the Committee are:

a)

helping directors discharge their duties and responsibilities, especially accountability;

b)

providing better communication between directors and the external auditor;

c)

enhancing the external auditors’ independence;

d)

ensuring the credibility and objectivity of financial reports; and

e)

strengthening the role of the external directors by facilitating in depth discussions between the Committee, senior management and the external auditor.

2.

The Committee shall be charged with the following advisory functions, duties and responsibilities:

a)

Review the annual audited financial statements with senior management and the external auditor prior to their submission to the Board for approval.

b)

Review annually the results of the external auditors’ review of the Corporation's financial records, including the management letter, and report to the Board any matter remaining unresolved and their approval of statements.

c)

Review annually the results of the reports of the external auditor with respect to the state of the Corporation’s internal control systems and report to the Board the results of the review.

d)

Review, prior to issue or review by the Board, all continuous disclosure and other documents of the Corporation that include financial statements specifically, without limitation, all prospectuses, annual information forms, management discussion and analysis and annual reports.

e)

Review any report from senior management of any outstanding litigation or claims and report to the Board as appropriate.

f)

Review the quality of service and performance of the external auditor and external audit fees and costs and recommend annually to the Board the appointment or reappointment of an external auditor.

g)

Review at least annually and report to the Board on the insurable risks and insurance coverages of the Corporation, including directors and officers liability insurance.

h)

Review quarterly and report to the Board on the hedging, financial risk management and derivatives position of the Corporation.

i)

Review and report to the Board on the compliance reports by senior management.

j)

Review at least annually and report to the Board on senior management’s recommendations with respect to the Corporation’s maintenance of safety, health and environmental policies, procedures and practices in the conduct of its operations, directed to preventing injury to its employees, the public and the environment.

k)

Review at least annually in conjunction with the Corporate Governance Committee and report to the Board on the adequacy of the Committee's terms of reference.

3.

The Committee shall be charged with the following decision-making functions, duties and responsibilities:

a)

Review the unaudited quarterly financial statements with senior management and recommend to the Board to approve the same.

b)

Review the press release and shareholders report issued to accompany the unaudited quarterly financial statements with senior management and recommend to the Board to approve the same.

If, in order to properly discharge its functions, duties and responsibilities, it is necessary, in the opinion of the Committee, that the Committee obtain the advice and counsel of internal and/or external advisors, the Chairman shall, at the request of the Committee (and subject to the approval of the Board in the case of external advisors only), engage the necessary advisors.

4.

Constitution

a)

The Committee shall be composed of a minimum of three (3) directors.

b)

The members of the Committee shall be appointed or reappointed at the meeting of the Board immediately following each annual meeting of the shareholders of the Corporation.  Each member of the Committee shall continue to be a member thereof until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

c)

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint a chairman (the "Chairman") from amongst their number.  If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting shall be chosen by the Committee from among the members present.  The Chairman presiding at any meeting of the Committee shall have a casting vote in case of deadlock.  The Committee shall also appoint a Secretary who need not be director or officer of the Corporation.

5.

Meetings and Minutes

a)

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

i)

a quorum for meetings shall be two (2) members, neither of which is an officer or employee of the Corporation, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

ii)

the Committee shall meet at least quarterly;

iii)

notice of the time and place of every meeting shall be given to each member of the Committee, and, if requested or required, the external auditor of the Corporation, at least 48 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

iv)

the external auditor shall be entitled to attend each meeting at the request of the Committee and at the expense of the Corporation;

v)

a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman of the Committee, the Chairman of the Board or the Chief Executive Officer of the Corporation or by any two (2) members of the Committee or the external auditor; and

vi)

the Committee shall at all times have the right to determine who shall and shall not be present at any part of the meetings of the Committee.

b)

All deliberations, recommendations and decisions of the Committee shall be recorded by the Secretary in the minutes of the meetings of the Committee. A verbal report on such meeting shall be made by the Chairman of the Committee to the Board at the next Board meeting and the minutes of such meeting shall be circulated to the Committee and the Board prior to the next following Committee and Board meetings respectively.

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Audit Committee are George T. Hawes (Chair), Michael Halvorson and A. Bruce Macdonald. Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110 and Messrs. Hawes and Halvorson are independent committee members.

George T. Hawes

Mr. Hawes achieved a B.B.A. in Accountancy from the University of Notre Dame and subsequently amassed over 30 years’ experience in business and international finance. He has served with such companies as Avon Products Ltd. and Hurdman and Cranston Certified Public Accountants (now part of KPMG).  Mr. Hawes has considerable investment and financial experience and  is the Chairman of Gentry’s Audit Committee as well as being Chairman for the Audit Committee of Midway Gold Corp., a TSX-Venture issuer.  He also serves on the Audit Committee for Proginet Corp., a U.S.-based public company.

Michael Halvorson

Mr. Halvorson has been involved in various aspects of the securities industry since 1967. Since 1980, he has been the president of Halcorp Capital Ltd., a private corporation specializing in corporate finance and corporate development within the resource industry. Mr. Halvorson serves as a director for a number of natural resource companies and is on the Audit Committees for several public companies, including NovaGold Resources Inc., Orezone Resources Inc. and Viceroy Exploration Ltd.

A. Bruce Macdonald

The President of Stoneyfell Investments, Mr. Macdonald earned his Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines. His 40 plus years of experience in the oil and gas industry was gained in Canada, the United States and Australia. Before joining Gentry, he was Executive Vice-President with Andex Oil Co. Ltd. and its successor company, EOG Resources. Mr. Macdonald is Chairman of the Audit Committee for Stratic Energy Corporation, an international oil and gas exploration company listed on the TSX-Venture Exchange, and was a member of the Audit Committee for Sloane Petroleums Inc., a public company acquired by the Corporation in 2001.

EXTERNAL AUDITOR SERVICE FEES

The aggregate amounts billed by Collins Barrow Calgary LLP, Chartered Accountants to the Company for each of the fiscal years ended December 31, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2004 (estimated)	Year Ended December 31, 2003
Audit Fees(1)	$ 80,000	$ 75,975
Audit-Related Fees(2)	25,000	37,950
Tax Fees(3)	5,000	3,800
All Other Fees(4)	-	-
Totals	$110,000	$117,725

NOTES:

1.

“Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

2.

“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally for US standards compliance, adoption of new accounting standards etc.

3.

“Tax Fees” represent fees for tax compliance, tax advice and tax planning.

4.

“Other Fees” represent fees for accounting research on new accounting policies.

Exhibit 2

GENTRY RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
As at December 31, 2004 and 2003

ASSETS
	2004	2003
Current
Cash and cash equivalents	$68,287	$194,119
Accounts receivable	12,808,282	7,461,796
Prepaid expenses	1,294,988	210,387
	14,171,557	7,866,302

Investments (Note 4)	1,707,458	1,544,058

Property and Equipment (Note 5)	79,635,253	44,062,285

	$95,514,268	$53,472,645

LIABILITIES & SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$16,629,997	$8,866,288
Income taxes payable	50,066	479,240
Bank debt (Note 6)	17,220,000	11,964,010
	33,900,063	21,309,538

Asset Retirement Obligations (Note 7)	2,671,657	1,563,555

Future Income Taxes (Note 8)	7,100,776	6,140,992

	43,672,496	29,014,085

Share Capital (Note 9)	42,474,623	18,373,169
Contributed Surplus (Note 9[f])	318,765	22,067
Retained Earnings	9,048,384	6,063,324
	51,841,772	24,458,560

	$95,514,268	$53,472,645

Director: signed: "George Hawes"

Director: signed: "Bruce Macdonald"

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2004 and 2003

	2004	2003
Revenue
Production	$31,717,038	$24,679,805
Less: royalties, net of Alberta Royalty Tax Credit	(6,265,037)	(5,067,096)
	25,452,001	19,612,709
Expenses
Depletion, depreciation & accretion	9,046,840	7,079,953
Production	7,271,849	5,564,700
General & administrative	3,174,091	2,277,607
Interest on bank debt	697,887	484,069
Stock-based compensation	375,704	174,947
	20,566,371	15,581,276

Income From Operations	4,885,630	4,031,433

Other Income (Loss)
Interest and other	-	40,641
Share of loss of affiliate	-	(3,985)
	-	36,656

Income Before Income Taxes	4,885,630	4,068,089

Income Taxes (Note 8)
Current	923,657	940,785
Future	560,363	86,795
	1,484,020	1,027,580

Net Income	$3,401,610	$3,040,509

Net Income Per Share
Basic (Note 10)	$0.11	$0.12
Diluted (Note 10)	$0.10	$0.12

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the years December 31, 2004 and 2003

	2004	2003
Retained earnings, beginning of year as previously stated	$6,063,324	$2,867,417
Restatement, change in accounting policy (Note 3)	-	482,639
Retained earnings, beginning of year restated	6,063,324	3,350,056

Net income	3,401,610	3,040,509
Less: excess of cost of shares acquired over stated value (Note 9[e])	(416,550)	(327,241)

Retained earnings, end of year	$9,048,384	$6,063,324

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004 and 2003

	2004	2003
Operating Activities
Net income	$3,401,610	$3,040,509
Add (deduct) items not requiring cash
Depletion, depreciation & accretion	9,046,840	7,079,953
Stock-based compensation	375,704	174,947
Share of loss of affiliate	-	3,985
Future income taxes	560,363	86,795
	13,384,517	10,386,189
Changes in non-cash working capital items	(2,829,261)	(564,546)
Asset retirement costs	(110,328)	(112,643)
	10,444,928	9,709,000
Investing Activities
Capital expenditures	(43,401,378)	(21,653,477)
Acquisition of investments, net	(163,400)	-
Changes in non-cash working capital items	3,734,398	1,799,810
	(39,830,380)	(19,853,667)
Financing Activities
Proceeds on issuance of share capital, net	24,632,617	5,828,070
Proceeds from bank debt, net	5,255,990	4,973,983
Redemption of share capital	(627,298)	(679,785)
Changes in non-cash working capital items	(1,689)	40,603
	29,259,620	10,162,871

Increase (Decrease) In Cash	(125,832)	18,204

Cash And Cash Equivalents, beginning of year	194,119	175,915

Cash And Cash Equivalents, end of year	$68,287	$194,119

Supplemental cash flows disclosure:
Interest paid	$697,887	$484,069
Income taxes paid	$1,352,831	$855,285

1.	Company activities

The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.

2.	Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gentry Resources (Saskatchewan) Ltd., Gentry Income Funds Inc. and Gentry Resources (West Africa) Inc. Both Gentry Income Funds Inc. and Gentry Resources (West Africa) Inc. are inactive and have no production operations.

b)	Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.

c)	Investments

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

Where there has been a permanent or other than temporary decline in value, the investments are stated at estimated net realizable value.

d)	Petroleum and natural gas exploration and development expenditures

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

Costs capitalized are depleted and depreciated using the unit-of-production method by cost centre based upon gross proved petroleum and natural gas reserves as determined by independent engineers. For purposes of the calculation, petroleum and natural gas reserves are converted to a common unit of measure on the basis of their relative energy content, whereby one barrel of oil is equivalent to six thousand cubic feet of natural gas.

The costs of significant unproved properties are excluded from the depletion and depreciation base until it is determined whether proved reserves are attributable to the properties, or impairment has occurred.

As of January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants' Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" on impairment recognition for oil and gas assets. As permitted under the standard, the Company tests impairment against undiscounted future net revenues from proved reserves using expected future product prices and costs. Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances. Fair value is determined using expected future product prices and costs, and amounts are discounted using a risk free interest rate.

The current ceiling test differs from the test under the prior guideline as under the old guideline the prices and costs were based upon the period end prices and costs and were not discounted. Estimated future general and administrative costs, financing charges and income taxes were deducted from the estimated future cash flows.

There were no changes to net income, property and equipment or any other reported amounts in the consolidated financial statements as a result of adopting Accounting Guideline 16.

e)	Depreciation

Other assets are depreciated using the declining balance method at annual rates of 20% to 100%.

f)	Income taxes

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

g)	Asset retirement obligations

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

h)	Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations.

Effective, March 19, 2004 the Canadian Institute of Chartered Accountants provided new guidance that this reduction to share capital and increase in future tax liability should occur when the expenditures are renounced. Prior to this, the Company recorded the reduction to share capital and increase in future tax liability when the expenditures were made.

i)	Stock-based compensation

The Company has a stock option plan as described in Note 9(c).

On October 1, 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants' new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors. Stock-based compensation expense is recorded for all options granted on or after January 1, 2003, with a corresponding increase recorded to contributed surplus. The compensation expense is recognized over the vesting period. No compensation expense is recorded for stock options awarded and outstanding prior to adoption of the new accounting standard. The fair value of options granted are estimated at the date of grant using the Black-Scholes valuation model. Upon the exercise of stock options, consideration paid by employees or directors together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Under the transitional provisions of the standard, stock options granted to employees, officers and directors after the effective date of January 1, 2003 are accounted for using the fair value method. As a result of this change, general and administrative expense increased by $112,543, property and equipment increased by $19,861 and contributed surplus increased by $132,404, all of which have been recorded in 2003, subsequent to September 30, 2003. The Company will continue to disclose the pro-forma results for stock options issued to employees, officers and directors which were issued in 2002 in Note 9(g).

j)	Net income per share

Diluted net income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of stock options and warrants are used by the Company to repurchase Company shares at the weighted average market price during the year.

k)	Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

l)	Foreign currency translation

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

m)	Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

n)	Measurement uncertainty

The amounts recorded for depletion and depreciation, asset retirement costs and obligations and the ceiling test are based on estimated proved reserves, production rates, future petroleum and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

The amounts used to estimate fair values of stock options issued, and the resultant pro-forma income effects (Notes 9[f] and [g]) are based on estimates of future volatility of the Company's share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

o)	Comparative financial statements

Certain figures in the comparative financial statements have been reclassified to conform with the current year presentation.

3.	Change in accounting policy

The effects of the change in policy for asset retirement obligations for the year ended December 31, 2003 is as follows:

2003
Increase in property and equipment	$1,351,899
Increase in accumulated depletion	535,722
Increase (decrease) in liability for site restoration/asset retirement	24,108
Increase in future income taxes liability	273,563
Increase in opening retained earnings	482,639
Decrease in depletion, depreciation & accretion expense	(62,399)
Increase in future income taxes expense	26,532

There is no change in the basic or diluted net income per share as a result of these changes.

4.	Investments

At December 31, 2004, the Company owned 13.24% (2003 - 18.99%) of the common shares of Stratic. The Company is related to Stratic by virtue of common directors and officers.

	2004	2003
Stratic Energy Corporation, at cost	$1,689,458	$1,526,058
Other, at cost	18,000	18,000
	$1,707,458	$1,544,058

5.	Property and equipment

	2004	2003
Petroleum and natural gas properties, including exploration and development thereon	$89,802,565	$52,872,302
Production equipment and facilities	21,603,127	14,143,839
Other	879,842	751,307
	112,285,534	67,767,448
Accumulated depletion and depreciation	(32,650,281)	(23,705,163)
	$79,635,253	$44,062,285

During the year, the Company capitalized $1,165,303 (2003 - $848,043) of a total of $4,339,394 (2003 - $3,125,650) in general and administrative expenses. No interest has been capitalized.

Costs of unproved petroleum and natural gas properties amounting to $20,198,754 (2003 - $3,206,210) have been excluded from the depletion calculation.

The Company prepared a ceiling test calculation at December 31, 2004 to assess the recoverability of its petroleum and natural gas properties. The ceiling test was based upon a valuation of the petroleum and natural gas properties prepared by an independent engineering firm based upon future oil and gas benchmark prices and adjusted for commodity price differentials specific to the Company. The following table summarizes the benchmark references prices used in the ceiling test calculation:

	WTI Oil ($US/bbl)	Edmonton Light Sweet 40[o] API ($Cdn/bbl)	Hardity Medium Oil 25[o] API ($Cdn/bbl)	AECO Natural Gas Spot Price ($Cdn/mmbtu)
2005	$42.00	$51.83	$45.98	$6.62
2006	38.00	47.10	41.40	6.47
2007	35.00	43.90	38.30	6.22
2008	32.00	40.00	34.50	5.72
2009	32.00	40.00	34.50	5.47

Prices remain constant between 2009 and 2012 and increase at a rate of approximately 2.00% thereafter.

6.	Bank debt

The Company has an uncommitted demand revolving credit facility to a maximum of $35,000,000. The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit. Interest is payable monthly at the bank's prime lending rate. The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.

The credit facility is subject to review on a semi-annual basis. The next review will be undertaken on or before April 30, 2005.

7.	Asset retirement obligations

The following table summarizes changes in the asset retirement obligations for the years ended December 31, 2004 and 2003:

	2004	2003
Asset retirement obligations, beginning of year	$1,563,555	$1,299,681
Liabilities incurred	1,116,708	359,036
Liabilities settled	(110,328)	(112,643)
Accretion expense	101,722	76,292
Revisions in estimated cash flows	-	(58,811)
Asset retirement obligations, end of year	$2,671,657	$1,563,555

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $4,972,730 (2003 - $2,926,612). These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2003 - 11 years). The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25%. As at December 31, 2004, no funds have been set aside to settle these obligations.

8.	Income taxes

a)	Future Income Tax Liability

Significant components of the future income tax liability are as follows:
	2004	2003
Temporary differences related to property and equipment and asset retirement obligations	$7,818,381	$6,456,832
Share issuance and financing costs	(599,300)	(193,580)
Temporary differences related to investments	(118,305)	(122,260)
	$7,100,776	$6,140,992

b)	Income Tax Expense

Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rate of 40.11% (2003 - 42.52%) to income before income taxes. The difference results from the following:

	2004	2003
Expected tax provision	$1,959,626	$1,729,752
Increases (decreases) resulting from:
Resource allowance	(1,201,457)	(1,265,836)
Non-deductible crown payments, net of Alberta Royalty Tax Credit	1,065,066	1,060,806
Change in tax rates	(503,672)	(596,959)
Large corporate and capital taxes	52,115	73,444
Non-deductible stock-based compensation	150,695	47,853
Reduced tax rates for resource allowance and capital gains	(25,770)	3,788
Other	(12,583)	(25,268)
	$1,484,020	$1,027,580

9.	Share capital

Authorized
Unlimited number of voting common shares
Unlimited number of non-voting preferred shares

Issued
Common shares:	2004		-2003
	Number	Stated Value	Number	Stated Value
Balance, beginning of year	27,352,508	$18,373,169	23,783,263	$13,262,522
Issued for cash (Note 9[a])	9,500,000	22,825,000	3,000,000	5,250,000
Flow-through shares issued (Note 9[a])	1,080,000	2,820,000	-	-
Share purchase warrants exercised (Note 9[b])	150,000	262,500	350,000	612,500
Stock options exercised (Note 9[c])	580,000	320,650	585,000	303,350
Issued under employee share purchase plan (Note 9[d])	68,826	158,013	76,045	124,808
Normal Course Issuer Bids (Note 9[e])	(260,100)	(210,748)	(441,800)	(242,207)
Total issued	38,471,234	44,548,584	27,352,508	19,310,973
Less:
Reduction due to income tax deductions renounced to subscribers (Note 9[a])	-	(981,924)	-	(676,164)
Share issuance costs (net of income taxes of $582,503 [2003 - $138,544])	-	(1,092,037)	-	(261,640)
Balance, end of year	38,471,234	$42,474,623	27,352,508	$18,373,169

a)	Financings

During the year ended December 31, 2004, the Company issued 9,500,000 common shares (2003 - 3,000,000) at an average price of $2.40 per share (2003 - $1.75) for gross proceeds of $22,825,000 (2003 - $5,250,000).

In addition, the Company issued 1,000,000 flow-through common shares at a price of $2.50 per share and 80,000 flow-through common shares at a price of $4.00 per share (2003 - Nil). Income tax exploration deductions in the amount of $2,820,000 were renounced to subscribers effective December 31, 2004. Qualifying expenditures in the amount of $2,500,000 were incurred to December 31, 2004 and $320,000 must be incurred in 2005.

b)	Warrants

During the year ended December 31, 2004, 150,000 common shares (2003 - 350,000) at a price of $1.75 per share (2003 - $1.75) were issued upon the exercise of 150,000 share purchase warrants (2003 - 350,000). There are no share purchase warrants outstanding as at December 31, 2004.

c)	Stock Option Plan

Under the Company's stock option plan, the Company may grant options to its directors, officers, employees, and consultants. The maximum number of shares which may be reserved for issuance under the plan is 4,000,000 common shares. The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares. The plan also provides that the price at which options may be granted can not be less than the market price of the common shares at the time the option is granted. Options granted under the plan will have a term not exceeding ten years. The vesting period is set by the Board of Directors at the time the options are granted.

A summary of the status of the Company's stock option plan, as of December 31, 2004 and 2003 and changes during the years then ending are as follows:

	2004			2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,460,000	$0.90	2,330,000	$0.65
Granted	1,115,000	2.32	720,000	1.37
Exercised	(580,000)	0.55	(585,000)	0.52
Cancelled	-	-	(5,000)	1.31
Outstanding, end of year	2,995,000	$1.49	2,460,000	$0.90

Options exercisable at year-end	1,636,655	$0.95	1,935,002	$0.77

The following table summarizes the stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$0.45 to $0.52	335,000	$0.45	5.1	335,000	$0.45
$0.77 to $0.95	635,000	0.80	4.8	635,000	0.80
$1.18 to $1.62	910,000	1.34	3.0	666,665	1.33
$2.30 to $2.75	1,115,000	2.32	4.7	-	-
Total	2,995,000			1,636,665

d)	Employee share purchase plan

On January 1, 2003, the Company initiated an employee share purchase plan (the "Plan"), whereby the Company is authorized to match employees' purchases under the Plan from a minimum of two percent to a maximum of five percent of the employees' regular gross earnings, through the issuance of common shares of the Company, for all full-time employees. Compensation expense is recognized when shares are issued under the Plan and an equal amount is recorded as share capital. Shares are issued from Treasury to employees at the weighted average market price for the month immediately preceding the date of purchase of the Company's shares. The maximum number of common shares which can be issued under the plan is 500,000, of which 144,871 have been issued to December 31, 2004.

e)	Normal Course Issuer Bid

Pursuant to Normal Course Issuer Bids, the Company acquired 260,100 (2003 - 441,800) common shares at an average price of $2.41 (2003 - $1.54) per share. The excess of cost of reacquisition over stated value of $416,550 (2003 - $327,241) has been charged against retained earnings with the remaining $Nil (2003 - $110,337) charged to contributed surplus. At December 31, 2004, a maximum of 2,672,500 common shares may be acquired by the Company until August 26, 2005 under the present Normal Course Issuer Bid.

f)	Stock-based compensation expense

The fair value of stock options granted during 2004 was estimated on the dates of grant using the Black-Scholes option-pricing method with the following assumptions:

  Risk free interest rate of 3.67 to 3.73% (2003 - 3.85%)
  Expected life of options of 3.5 to 4.5 years (2003 - 3.5 to 4.5 years)
  Expected volatility of 30.91 to 31.72% (2003 - 59.19%)
  Expected dividend rate of 0% (2003 - 0%)
  Fair value per option granted of $0.69 to $0.78 (2003 - $0.66)

Compensation costs of $296,698 (2003 - $112,543) have been expensed and $Nil (2003 - $19,860) has been capitalized, resulting in the recognition of $296,698 (2003 - $132,404) of contributed surplus during 2004.

g)	Pro-forma stock-based compensation expense

If the compensation costs for the Company's stock option plan had been determined using the fair value method for options granted from January 1, 2002 to December 31, 2002, the Company's pro-forma net income and retained earnings for 2004 would be reduced by $16,396 (2003 - $20,423). There would be no change in net income per share or diluted net income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model are as follows:

  Risk free interest rate of 4.1%
  Expected life of options of 3.5 years
  Expected volatility of 65.50%
  Expected dividend rate of 0%
  Fair value per option granted of $0.60

10.	Income per share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 31,614,549 (2003 - 24,564,151).

A reconciliation of the denominators for the per share calculations is outlined below:

	2004	2003
Basic weighted average shares	31,614,549	24,564,151
Effect of dilutive stock options and warrants	1,394,406	1,380,699
Dilutive weighted average shares	33,008,955	25,944,850

There is no change in the numerator in the calculation of diluted net income per share for either year.

11.	Financial instruments

a)	Fair values

The fair values of the Company's accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments. The fair value of investments at December 31, 2004 is $8,712,159 (2003 - $3,833,014).

The fair value of bank debt approximates its carrying value as it bears interest at market rates.

b)	Credit risk

Virtually all of the Company's accounts receivables are with customers in the petroleum and natural gas industry and are subject to normal industry credit risks.

c)	Interest rate risk

The Company is exposed to interest rate cash flow risk to the extent that its bank debt is at a floating rate of interest.

d)	Commodity price risk

The nature of the Company's operations results in exposure to fluctuations in commodity prices. Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate. Currently, no such instruments have been initiated.

e)	Currency risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

12.	Commitments

The Company has obligations under operating leases for office space, transportation obligations and equipment rentals as follows:

2005	$253,651
2006	230,401
2007	230,401
2008	159,065
2009	-

13.	Subsequent Event

On November 24, 2004, the Company entered into a letter of agreement to acquire certain oil and gas interest in the Princess area of Southern Alberta for the sum of $8,079,000. The transaction, which is anticipated to close by the end of March 2005, is subject to certain rights of first refusal and as such it is still not yet known what the final interest or cost accruing to the Company will be. The sum of $807,900 was advanced as a deposit and is included in Prepaid Expenses on the Consolidated Balance Sheet.

14.	United States accounting principles and reporting

The Company's consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principles generally accepted in the United States ("U.S. GAAP"). Significant differences between Canadian and U.S. GAAP are described in this note:

a)	Full cost accounting

In accordance with U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs, asset retirement obligations and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that future revenues are undiscounted and use forecast pricing to determine whether an impairment exists and are on a before tax basis. Any impairment amount is measured using the fair value of proved and probable reserves.

In computing consolidated net income for U.S. GAAP purposes, the Company recorded additional depletion in prior years as a result of the application of the ceiling test. These charges were not required under the Canadian GAAP ceiling test. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes. No ceiling test write-down is required under Canadian GAAP or U.S. GAAP as at December 31, 2004 and 2003.

Effective January 1, 2004, the Canadian Accounting Standard's Board amended the Full Cost Accounting Guideline. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using estimated future prices and costs. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices.

b)	Income taxes

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

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas under Canadian GAAP, substantively enacted tax rates are used.

c)	Flow-through shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue. The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability ("the Premium") until the renunciation of expenditures has occurred. Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital. The Premium recorded as a current liability under U.S. GAAP for 2004 is $38,400 (2003 - $Nil).

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

d)	Investments

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

Additionally, U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transaction and other events from non-owner sources. Canadian GAAP does not require similar disclosure. Comprehensive income for U.S. purposes arose on valuing the Company's investments at their fair market value.

e)	Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants' new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors. Hence, under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees, officers and directors in 2004. For the effect of stock-based compensation on the financial results under Canadian GAAP in 2004, which would be the same adjustment under U.S. GAAP, see Note 9(f).

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

	2004		2003
	As Reported	ProForma	As Reported	ProForma
Net Income	$3,540,553	$3,530,702	$2,824,623	$2,748,216
Net income per share - Basic	$0.11	$0.11	$0.11	$0.11
- Diluted	$0.11	$0.11	$0.11	$0.11

The fair value of the options issued by the Company during 2003 was estimated under U.S. GAAP using the same assumptions as under Canadian GAAP, as disclosed in Note 9(f).

f)	Asset retirement obligations

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

Net income under U.S. GAAP for the year ended December 31, 2003 increased by $446,346 due to the change in accounting policy.

g)	Consolidated statement of cash flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

h)	Recent accounting pronouncements

i)	Variable Interest Entities

The Canadian Institute of Chartered Accountants has issued a new standard effective for all periods beginning on or after November 1, 2004. This standard requires variable interest entities to be consolidated by their primary beneficiary which is similar to the Financial Accounting Standards Board's ("FASB") Interpretation No. 46 "Consolidation of Variable Interest Entities."

At December 31, 2004, the Company did not have any variable interests in variable-interest entities.

ii)	Share-Based Payment

In 2004, FASB issued revised FAS 123 "Share-Based Payment". This amended statement eliminates the alternative to use Accounting Principles Board ("APB") Opinion No. 25's intrinsic value method of accounting, as was provided in the originally issued Statement 123.

As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. Compensation cost is required to be recognized over the requisite service period.

For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date. Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service.

This amended statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently assessing the impact of this amendment.

iii)	Exchange of Non-monetary Assets

In 2004, FASB issued FAS 153 "Exchange of Non-monetary Assets". This statement is an amendment of APB Opinion No. 29 "Accounting for Non-monetary Transactions". Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29's exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange

The provisions of this statement are effective for non-monetary asset exchanges which occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges which occur in fiscal periods beginning after the issue date of this statement.

Currently, this statement does not have an impact on the Company; however, this may result in a future impact to the Company if it enters into any non-monetary asset exchanges.

i)	Summary of significant differences between U.S. GAAP and Canadian GAAP

i)	Reconciliation of Consolidated Net Income Under Canadian GAAP to U.S. GAAP

	2004	2003
Net income under Canadian GAAP	$3,401,610	$3,040,509
U.S. GAAP adjustments
Depletion, depreciation & accretion	252,743	336,202
Future tax expense on flow-through share renouncements	(370,500)	(442,232)
Future income taxes	256,700	(614,523)
Interest capitalized	-	22,028
Net income before cumulative change in account policy under US GAAP	3,540,553	2,341,984
Cumulative effect of change in accounting policy, net of income taxes	-	482,639
Net income under U.S. GAAP	$3,540,553	$2,824,623

Net income per share before change in accounting policy under US GAAP
- Basic	$0.11	$0.10
- Diluted	$0.11	$0.09

Net income per share including cumulative change in accounting policy under U. S. GAAP
- Basic	$0.11	$0.11
- Diluted	$0.11	$0.11

ii)	Statements of Comprehensive Income
	2004	2003
Net income under U.S. GAAP	$3,540,553	$2,824,623
Unrealized gain on investments, net of tax effect of $823,300 (2003 - $396,218)	3,892,445	1,892,738
Comprehensive income	$7,432,998	$4,717,361

iii)	Condensed Consolidated Balance Sheets
	2004		2003
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Current assets	$14,171,557	$14,171,557	$7,866,302	$7,866,302
Investments	1,707,458	8,712,159	1,544,058	3,833,014
Property and equipment	79,635,253	77,910,353	44,062,285	42,084,642
	$95,514,268	$100,794,069	$53,472,645	$53,783,958
Liabilities and Shareholders' Equity
Current liabilities	$33,900,063	$33,938,463	$21,309,538	$21,309,538
Asset retirement obligations	2,671,657	2,671,657	1,563,555	1,563,555
Future income taxes	7,100,776	7,230,316	6,140,992	5,815,356
	43,672,496	43,840,436	29,014,085	28,688,449

Share capital	42,474,623	44,354,088	18,373,169	19,809,110
Contributed surplus	318,765	318,765	22,067	22,067
Retained earnings	9,048,384	6,495,597	6,063,324	3,371,594
Accumulated other comprehensive income	-	5,785,183	-	1,892,738
	51,841,772	56,953,633	24,458,560	25,095,509
	$95,514,268	$100,794,069	$53,472,645	$53,783,958

iv)	Non-cash working capital under U.S. GAAP:

	2004	2005
Cash provided by (used for)
Accounts receivable	$(5,346,486)	$(2,105,292)
Prepaid expenses	(1,084,601)	26,373
Accounts payable and accrued liabilities	7,763,709	3,279,368
Income taxes	(429,174)	75,418
Changes in non-cash working capital	$903,448	$1,275,867

Exhibit 3

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Consolidated Financial Statements of the Company.

Reported production represents Gentry's ownership share before the deduction of royalties. Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet to one boe. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles, and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry's reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company's performance or liquidity.

Certain figures in the comparative financial statements and MD&A have been reclassified to conform with the current year presentation.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

Additional information relating to the Company, including the Company's Annual Information Form, can be found at www.sedar.com.

The date of this MD&A is March 22, 2005.

Selected Annual Information

($thousands, except per share amounts)
	2004	2003	2002
Production revenue	$31,717.0	$24,679.8	$19,355.6
Cash flow from operations	$13,384.5	$10,386.2	$7,417.4
per share - basic	$0.42	$0.42	$0.34
per share - diluted	$0.41	$0.40	$0.32
Net income	$3,401.6	$3,040.5	$2,435.5
per share - basic	$0.11	$0.12	$0.11
per share - diluted	$0.10	$0.12	$0.10
Total assets	$95,514.3	$53,472.6	$36,422.7
Long-term financial liabilities	$9,772.4	$7,704.5	$6,816.3

Production and Pricing

The majority of Gentry's activities and a growing amount of its oil and gas production are from Alberta. Previously, most of the Company's oil production had been derived from Saskatchewan while the majority of its gas production was generated in Alberta. Whereas the Saskatchewan crude varies from medium to light gravity in the southeast of the province to a heavier blend in the central area, the new Alberta crude is a medium gravity oil. Gentry's growth in 2004 gas production came largely from the southern portions of Alberta, particularly at Princess and Sedalia. Gains in 2005 gas production are slated to come primarily from the Princess and Whitecourt areas, while the driving force behind increased oil production is Princess.

Oil & Liquids	Revenue ($ thousands)	Volume (bbls/d)	Price ($/bbl)
2004	13,525.0	862	42.88
2003	11,860.4	897	36.22
2002	12,139.8	991	33.55

Natural Gas	Revenue ($ thousands)	Volume (mcf/d)	Price ($/mcf)
2004	18,192.0	7,555	6.58
2003	12,819.4	5,330	6.59
2002	7,215.8	4,741	4.17

Boe	Revenue ($ thousands)	Volume (boe/d)	Price ($/boe)
2004	31,717.0	2,121	40.86
2003	24,679.8	1,785	37.87
2002	19,355.6	1,781	29.77

Gross production revenue increased 29% in 2004 to $31.72 million from $24.68 million a year ago. The majority of this increase was a result of higher natural gas sales which showed a marked improvement.

Gentry's natural gas sales rose 42% to 7,555 mcf/d from 5,330 mcf/d in 2003. This increase contributed $5.40 million to the change in revenue which more than offset the $434 thousand lost due to the 4% reduction of oil sales to 862 bbls/d from 897 bbls/d a year ago.

Changes in oil and liquids pricing had a positive effect on revenues as the increase from $36.22/bbl to $42.88/bbl increased revenues $2.10 million. The negligible $0.01 reduction in gas prices to $6.58/mcf in 2004 only reduced revenue by $28 thousand when compared to the comparative period.

Gentry has not had any forward contracts for the sale of commodities since 2001 and none are in place for 2005.

Royalties

Gentry's royalties, net of Alberta Royalty Tax Credit (ARTC), increased 24% to $6.27 million from $5.07 million in 2003. Expressed as a percentage of production, oil royalties were 21.2% in 2004 versus 22.6% in 2003. Gas royalties were unchanged at 18.6% of gas production. On a boe basis, the percentages were 19.8% in 2004 and 20.5% in 2003. The shift in production weighting from Saskatchewan to Alberta, which generally has a more favorable royalty regime for the Company's assets, is the primary reason for the overall decrease in royalties as a percentage of revenues.

($thousands)	2004	2003	2002
Crown royalties	3,689.5	3,054.7	2,225.3
Freehold royalties	2,128.7	1,821.7	1,634.3
Overriding royalties	886.3	502.2	528.9
Gross royalties	6,704.5	5,378.6	4,388.5
ARTC	(439.5)	(311.5)	(163.3)
Net royalties	$6,265.0	$5,067.1	$4,225.2
As a % of revenue	19.8%	20.5%	21.8%

Production Expenses

Gross production expenses increased 31% to $7.27 million from $5.56 million in 2003. On a barrel of equivalent basis, costs increased 10% to $9.37/boe from $8.54/boe in 2003. Increased gathering, compression and processing costs at Sedalia and higher processing fees and interruptions associated with new production at Princess were the two leading factors behind this increase. Gentry is reviewing facility issues at Sedalia, while at Princess, the Company has recently completed the construction of a large oil battery as well as finished the electrification of certain other facilities in the area which should result in an immediate decline in unit production costs.

General and Administrative Expenses

Gentry's general and administrative expenses increased 39% to $3.17 million in 2004 from $2.28 million in 2003. 41% of this increase was due to additional staff and compensation requirements as the Company continued to expand its activities. Higher professional and consulting fees, due in large part to increased regulatory compliance costs, accounted for a 38% rise in expenses. On a barrel of oil equivalent basis, general and administrative expenses increased 17% to $4.09/boe from $3.50/boe in 2003. Going forward, moderate increases to gross administrative costs are expected, however, as production increases, it is anticipated that per unit costs will decline.

Stock Based Compensation

In 2004, Gentry's stock based compensation expense was $376 thousand versus $175 thousand a year ago. In the most recent year, $297 thousand related to the value of vested incentive stock options while the remaining $79 thousand was the value of Gentry's portion of the shares issued under the Company's Employee Share Ownership Plan (ESOP). This compares to the prior year figures of $113 thousand from stock options and $62 thousand from the ESOP.

Interest Expense

Gentry's interest expense increased to $698 thousand in 2004 from $484 thousand in 2003. While interest rates fell from an average of 4.7% in 2003 to 4.0% in 2004, the greater interest cost resulted from of a higher utilization of the Company's credit facilities to fund its capital exploration programs.

Depletion, Depreciation and Accretion

These charges for 2004 were $9.05 million compared with $7.08 million in the previous year. This trend is expected to continue as the Company increases its asset base through its capital programs. On a barrel of oil equivalent basis, costs increased to $11.65/boe versus $10.86/boe in 2003.

Included in the above amounts is accretion expense, which is the amortization of the Company's asset retirement obligations. For 2004, this expense amounted to $102 thousand, or $0.13/boe, compared to $76 thousand, or $0.12/boe, a year ago.

The Company's depletion rate fell to 12.78% in 2004 from 14.54% in 2003 and is based on the ratio of annual production to proved reserves estimates. While production increased 19%, reserves increased 36%, which accounted for the lower rate.

Income Taxes

Gentry was liable for $924 thousand in current taxes in 2004 which was a negligible decrease from $941 thousand in 2003. On a unit of production basis, however, current taxes were $1.19/boe versus $1.44/boe a year ago.

Future taxes increased substantially to $560 thousand in 2004 from $87 thousand in 2003. On a unit of production basis, future taxes for 2004 equated to $0.72/boe versus $0.13/boe in 2003. The increase was largely due to the use of more tax deductions to keep current taxes at lower levels.

As a result of flow-through financings in 2004, Gentry agreed to renounce $2.82 million of Canadian Exploration Expenditures (CEE) in 2004. $2.50 million was incurred prior to year-end and the remaining $320 thousand has occurred in 2005.

At the end of 2004, Gentry has approximately $55.85 million of accumulated tax pools available for deduction against income in future years.

($thousands)	Available balance	Maximum Annual deduction
Canadian oil and gas property expense	$26,362.6	10%
Canadian development expense	5,241.9	30%
Canadian exploration expense	10,249.1	100%
Foreign exploration and development expense	237.9	10%
Undepreciated capital cost	11,987.3	20-100%
Cumulative eligible capital	64.0	7%
Financing costs	1,706.4	20%
Total	$55,849.2

Cash Flow and Net Income

In 2004, cash flow from operations reached a record high of $13.38 million, an increase of 29% from $10.39 million in 2003. This increase was largely achieved from higher net revenues as a result of increases in production and commodity prices.

Net income increased 12% to $3.40 million from $3.04 million in 2003. In assessing the change in net income, the positive impact of the extra $3 million in cash flow was greatly reduced by the additional $1.97 million in depletion and depreciation charges and $474 thousand in future taxes.

On a per share basis, cash flow was $0.42 per share ($0.41 diluted) in 2004 compared to $0.42 ($0.40 diluted) in 2003. Net income was $0.11 per share ($0.10 diluted) versus $0.12 per share ($0.12 diluted) a year ago. The greater number of shares issued pursuant to financings to acquire additional undeveloped interests in the Princess area caused the per share amounts to remain constant.

Corporate Netbacks

($/boe)	2004	2003	2002
Selling price	40.86	37.87	29.77
Royalties (net of ARTC)	(8.07)	(7.78)	(6.50)
Production expenses	(9.37)	(8.54)	(6.86)
Operating netbacks	23.42	21.55	16.41
Administration	(4.09)	(3.50)	(3.17)
Interest	(0.90)	(0.74)	(0.63)
Current taxes	(1.19)	(1.44)	(1.46)
Other income	-	0.07	0.26
Cash flow	17.24	15.94	11.41
Depletion and depreciation	(11.65)	(10.86)	(6.57)
Future taxes	(0.72)	(0.13)	(1.00)
Non-cash compensation	(0.49)	(0.27)	-
Other expenses	-	(0.01)	(0.09)
Net income	4.38	4.67	3.75

Capital Expenditures

Net capital expenditures increased 100% in 2004 to $43.40 million from $21.65 million in 2003. The increase was due to a record level of activity for the Company as it continued to increase drilling in all of its core exploration areas; pursue an aggressive land acquisition program to facilitate further exploration activities; and to acquire and build additional infrastructure to bring new volumes onstream.

($thousands)	2004	2003	2002
Drilling and completions	$11,773.5	$9,723.8	$5,113.1
Facilities and equipping	6,403.3	4,208.4	1,298.4
Land and seismic	7,359.8	4,160.4	1,355.6
Acquisitions, net	16,571.0	2,503.6	-
Capitalized Expenses	1,165.3	848.0	796.3
Other	128.5	209.3	57.5
	$43,401.4	$21,653.5	$8,620.9

The acquisition costs included the $16.25 million purchase of interests in the Princess and Bantry areas of Southern Alberta. The acquisition, which closed in September, included approximately 275 boe/d of production net to Gentry and 155 sections (120 net) of undeveloped land split between two blocks.

The Company participated in 52 gross wells (33.5 net) in 2004 for a success rate of 85% (86% net). This compares to 55 gross wells (27.7 net) and a success rate of 71% (73% net) in 2003.

Net Asset Value

At December 31, 2004, the Company's net asset value, based on a 10% discount on future cash flow, equated to $4.04 per share compared with $2.17 per share in 2003. The following is a summary of the Net Asset Value calculation, discounted at 10%:
($thousands, except per share amounts)	2004	2003	2002
Reserves	$129,322	$59,048	$48,027
Undeveloped land and seismic[1]	37,101	9,960	5,475
Investments[2]	8,698	3,827	4,028
Net debt	(19,729)	(13,443)	(7,225)
Net Asset Value	$155,392	$59,392	$50,305

Common shares outstanding	38,471	27,353	23,783

Net asset value per common share	$4.04	$2.17	$2.12
(1)	internal estimate
(2)	market value as at December 31

Liquidity and Capital Resources

In 2004, Gentry closed two financings with underwriters and one financing with the management group. In the first two financings, 9.5 million common shares were issued at a weighted average price of $2.40 per share and one million shares were issued on a flow-through basis at $2.50 per share for gross proceeds of $25.33 million. The management group financing consisted of 80,000 shares issued on a flow-through basis at $4.00 per share. The proceeds from each financing were initially applied to Gentry's bank indebtedness and then drawn on to fund capital commitments as required.

Gentry began the year with 27,352,508 common shares issued and outstanding. During 2004, 10,580,000 shares were issued pursuant to the aforementioned financings; 150,000 shares were issued on the exercised of previously issued share purchase warrants ($1.75 per share); 580,000 shares were issued on the exercise of incentive stock options ($0.55 per share); 68,826 shares were issued pursuant to the Company's employee share purchase plan ($2.30 per share); and 260,100 shares were repurchased and cancelled pursuant to the Company's Normal Course Issuer Bid ($2.41 per share). As a result of these changes, Gentry ended the year with 38,471,234 common shares issued and outstanding. As of the date of this MD&A, 38,850,168 common shares are outstanding and a further 2,698,000 shares are reserved for issuance pursuant to the exercise of outstanding incentive stock options (at an average price of $1.69 per share).

Gentry's year-end net debt was $19.73 million compared with $13.44 million at the end of 2003. Gentry's credit limit stands at $35 million and is reviewed semi-annually. The limit is currently being reviewed based upon the Company's December 31, 2004 Reserves Report.

Contractual Obligations

In the normal course of business, Gentry has entered into the following contractual obligations and commitments:

($thousands)	2005	2006	2007	2008	Thereafter	Total
Office lease	$173.5	$173.5	$173.5	$159.1	-	$679.6
Flow-through commitments	320.0	-	-	-	-	320.0
Firm service transportation	56.9	56.9	56.9	-	-	170.7
Operating lease	23.0	-	-	-	-	23.0
	$573.4	$230.4	$230.4	$159.1	-	$1,193.3

Off-Balance Sheet Arrangements

Gentry has no off-balance sheet arrangements.

Related Party Transactions

A. Bruce Macdonald, a director of the Company, is a shareholder, director and officer of Hawkeye Resources Ltd., which provides management advisory and consulting services to Gentry. These management services are in addition to Mr. Macdonald's duties and responsibilities as a director of the Company. In 2004, Hawkeye received $77,250 in consulting fees from the Company.

Fourth Quarter Results

Gentry's financial and operating highlights from the fourth quarter of 2004, as compared with the fourth quarter of 2003, are summarized below:

Three months ended December 31	2004	2003	% change
Financial ($thousands)
Gross revenue	$9,193.1	$6,695.5	37%
Royalties, net of ARTC	1,917.2	1,418.4	35%
Production expenses	2,682.1	1,768.9	52%
Administrative	1,054.5	649.5	62%
Current taxes	213.8	243.2	(12)%
Cash flow	3,028.8	2,469.6	23%
Depreciation and depletion	2,934.9	2,893.9	1%
Future taxes (recovery)	(556.0)	(857.0)	(35)%
Net income	501.2	302.5	66%
Capital expenditures, net	$11,095.0	$6,369.5	74%
Production
Oil & Liquids (bbls/d)	960	958	-
Gas (mcf/d)	8,869	6,865	29%
Barrels of oil equivalent	2,439	2,103	16%
Pricing
Oil & Liquids ($/bbl)	$43.34	$33.62	29%
Natural gas ($/mcf)	$6.57	$5.91	11%
Boe ($/boe)	$40.98	$34.61	18%

The 37% growth in production revenue in the fourth quarter of 2004, when compared to the fourth quarter of 2003, came from increased gas volumes as well as increased pricing for both gas and oil and liquids. As expected, royalty expense increased by slightly less than the same percentage, for the same reasons as described on the annual basis.

Cash flow was up 23% over the comparative fourth quarter. Somewhat mitigating the effect of the higher revenue were higher production expenses and general and administrative costs. Production expenses included an adjustment to prior estimates while higher professional fees and compensation costs made up the majority of the increase to administrative costs.

Depletion and depreciation remained relatively flat in the fourth quarters of 2004 and 2003. The fourth quarter expenses contain adjustments to reconcile the previous nine-month provision to the annual provision, which is based on the updated independent engineering evaluation.

Based largely on the foregoing, net income increased to $501 thousand from the $303 thousand recorded in the fourth quarter of 2003.

Capital expenditures increased significantly, to $11.09 million from $6.37 million a year ago. Drilling and completions were up 58% to $6.40 million while facilities and equipping was up 117% to $3.21 million as construction began on the Company's oil battery at Princess.

Selected Quarterly Information

	2004				2003
	Quarter ended Dec 31	Quarter ended Sep 30	Quarter ended Jun 30	Quarter ended Mar 31	Quarter ended Dec 31	Quarter ended Sep 30	Quarter ended Jun 30	Quarter ended Mar 31
Production
bbls/d	960	808	808	870	958	857	903	869
mcf/d	8,869	7,753	6,663	6,919	6,865	5,713	4,154	4,557
boe/d	2,439	2,100	1,919	2,023	2,103	1,810	1,595	1,628
Financial
Production revenue	9,193.1	8,019.9	7,438.0	7,066.0	6,695.5	5,866.8	5,354.5	6,763.0
Cash flow from operations	3,028.8	3,870.5	3,330.5	3,154.7	2,469.6	2,741.7	1,917.0	3,257.9
per share - basic	0.09	0.11	0.11	0.12	0.09	0.11	0.08	0.14
per share - diluted	0.08	0.11	0.10	0.11	0.09	0.11	0.08	0.13
Net income	501.2	1,114.7	1,128.0	657.6	302.5	616.8	515.2	1,606.0
per share - basic	0.01	0.03	0.04	0.02	0.01	0.03	0.02	0.07
per share - diluted	0.01	0.03	0.04	0.02	0.01	0.02	0.02	0.07

Proposed Transactions

In November, Gentry entered into a letter agreement to acquire certain oil and natural gas interests in the Princess area for $8.08 million. The interests include approximately 195 boe/d of production, all of which is currently operated by Gentry. The transaction, anticipated to close by the end of March or early April, is subject to certain rights of first refusal and as such, it is not yet known what the final interest or cost accruing to Gentry will be.

Critical Accounting Estimates

Gentry is required to make certain assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. The following is a discussion of the estimates that are critical to Gentry's consolidated financial statements.

Oil and Natural Gas Reserves and Full Cost Accounting

Gentry follows the full cost method of accounting for its oil and gas properties and equipment as prescribed by the Canadian Institute of Chartered Accountants (CICA). Accordingly, all costs associated with the acquisition, development and exploration of oil and natural gas reserves are capitalized and then depleted using the unit-of-production method based on estimated proved reserves. A ceiling test ensures the carrying value of a long-life asset can be recovered from its undiscounted future cash flows.

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

100% of Gentry's reserves are evaluated by the independent engineering firm of Martin Brusset and Associates. This evaluation requires significant estimates to be made on various engineering data as well as future production rates, capital expenditures, and commodity prices, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its estimates of reserves will be revised, either upwards or downwards, based on future drilling, testing, production rates and commodity forecasts.

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

Retirement obligations can have a material impact on the both the consolidated balance sheets and consolidated statements of income of the Company. Revisions to any or all of the aforementioned factors and estimates used in calculating the obligation may result in a changes to the carrying value of property and equipment and the related liability, as well as the depletion and depreciation expense charged to net income. The Company expects that over time its estimate of its asset retirement obligations will be revised, either upwards or downwards, based on future regulations, costs, technologies, industry standards, timing of abandonments, and interest and inflation rates.

Stock-based Compensation

Gentry follows the fair value method of accounting for its stock-based compensation arrangements relating to stock options grants. The Company recognizes a compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option-pricing method and amortizes the expense over the vesting period of the options. The Black-Scholes method requires estimates for the volatility of the Company's stock, a risk free interest rate, an expected dividend rate, and the expected life of the options. Changes in these estimates will change the fair value of the option and affect the compensation expense recorded in the consolidated financial statements.

Other Accounting Estimates

Gentry follows the accrual method of accounting which requires the Company to incorporate certain estimates in its financial and operating results. This includes estimates of revenues, royalties, production expenses and capital items for specific reporting periods for which actual results have not yet been received. Gentry ensures that the personnel with the most knowledge of the relevant activities are responsible for the estimates, which are then reviewed for reasonableness. Past estimates are also compared to actual results in order to make more informed decisions when accruing future amounts.

New Accounting Standards

During the past year, a number of changes to financial reporting requirements have been introduced. The following outlines the most notable changes and those which have the greatest impact on Gentry.

Full Cost Accounting

Effective for fiscal years beginning on or after January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 16 - "Oil and Gas Accounting - Full Cost" which changes the calculation of the ceiling test. The new standard requires that an impairment be recognized if the carrying value of a long-life asset can not be recovered from its undiscounted future cash flows. An impairment, if required, is then determined as the difference between the carrying value and the fair value of the asset, such fair value to be based on the present value of the expected future discounted cash flows. Gentry performed this ceiling test calculation as at December 31, 2004 and 2003 and there was no impact on the Company under the new guideline.

Asset Retirement Obligations

The CICA introduced handbook section 3110 - "Asset Retirement Obligations" which became effective January 1, 2004, although early adoption was encouraged. Under this section, the Company is required to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is first recorded, it is added at fair value to property and equipment. It is then amortized against income as a component of depletion and depreciation expense using the unit-of-production method. The Company elected to adopt this policy effective January 1, 2003, with restatement of prior periods, and a summary of the effects of this new policy is contained in Note 3 of the Consolidated Financial Statements.

Stock-based Compensation

On October 1, 2003, and with effect from January 1, 2003, the Company prospectively adopted the CICA's new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors. Under the transitional provisions of the standard, stock options granted to employees, officers and directors after the effective date of January 1, 2003 are accounted for using the fair value method. As a result of this change, Gentry increased stock based compensation costs by $297 thousand in 2004 and $113 thousand in 2003. A summary of the assumptions used in calculating the stock-based compensation expense in contained in Note 9(f) of the Consolidation Financial Statements.

Hedging Relationships

The CICA issued Accounting Guideline 13 - "Hedging Relationships", which is effective for the Company's fiscal year beginning January 1, 2004. The new standard requires the identification, designation, documentation and measurement of hedging relationships in order to apply hedge accounting. Additional changes are also being proposed for interim and annual financial statements beginning on or after October 1, 2006, however as Gentry had no hedges in place in 2004 and none for 2005, these policy changes currently have no effect on the Company.

Flow-through Shares

This new guideline, in effect for all flow-through share transactions initiated after March 19, 2004, requires that the income tax effect of expenditures renounced on flow-through shares be recognized on the date the Company renounces the expenditures. Previously, the Company recognized the income tax effect when the expenditures were incurred. This pronouncement has no material effect on the Company.

Earnings per Share

The CICA introduced handbook section 3500 - "Earnings per Share" which became effective for interim and fiscal years beginning on or after January 1, 2005. The main feature of this section, as it currently pertains to Gentry, is that the number of incremental shares included in year-to-date diluted Earnings per Share (EPS) is to be computed using the average market price of common shares for the year-to-date period, rather than on a quarterly basis, as Gentry computed it in 2004. This change is not expected to have material effect on the Company's diluted EPS.

Comprehensive Income

The CICA is expected to issue a new standard for interim and annual financial statements beginning on or after October 1, 2006 (with early adoption permitted) regarding Comprehensive Income. The standard, if instituted, would require Gentry to recognize gains and losses arising from the fluctuation of the share price of its investments and include these gains and losses as a separate component in the Income Statement with the accumulated gains and losses shown as a separate component of Shareholders Equity. Currently, Gentry follows the cost method of accounting for its investment whereby no gains or losses on investments are recognized unless there has been a permanent decline in value.

Business Risks and Uncertainties

Gentry, like all companies in the oil and gas industry, operates in an environment subject to inherent risks. Many such uncertainties are beyond the ability of a company to control - particularly those associated with exploring for, and developing, economic quantities of hydrocarbons; volatile commodity prices; issues related to global supply and demand; governmental regulations; and environmental matters. The Company's business is affected by these risks to the same degree as any other participant in the upstream Canadian oil and gas industry. Gentry has implemented risk protection through such means as maintaining a broad base of interests in core areas of the Western Canadian Sedimentary Basin that have long-term production and reserves. In addition, through its investment in Stratic, the Company participates in selected international exploration ventures of high potential that nonetheless add certain political and technical business risks. Such risks are mitigated by operating in politically and economically stable countries, and by aligning with joint venture companies that have significant international experience.

Exhibit 4

Collins Barrow Calgary LLP 1400 First Alberta Place 777 – 8th Avenue S.W. Calgary, Alberta, Canada T2P 3R5 T. (403) 298-1500 F. (403) 298-5814 e-mail: calgary@collinsbarrow.com

March 28, 2005

U.S. Securities and Exchange Commission

Dear Sir or Madam:

Re:

Gentry Resources Ltd.

We consent to the use of our report dated March 4, 2005, with respect to the consolidated financial statements of Gentry Resources Ltd. included in this Annual Report on Form 40-F for the year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission.

Yours very truly,

(signed) “Collins Barrow Calgary LLP”

CHARTERED ACCOUNTANTS

Calgary, Alberta

Canada

March 24, 2005

Exhibit 5

Consent of Martin & Brusset Associates

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2004 (the “Annual Report”) of Gentry Resources Ltd. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Oil and Natural Gas Reserves” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report dated March 7, 2005 entitled “Evaluation of the Oil and Gas Reserves Owned by Gentry Resources Ltd. Effective January 1, 2005” which the Company used, or directly quoted from, in preparing summaries concerning its oil and natural gas reserves, which appear in such Annual Report.

Martin & Brusset Associates

(signed) “S. Neil Sedgwick”

S. Neil Sedgwick, B.Sc., P. Eng.

Principal - Manager

March 28, 2005

Exhibit 6.1

CERTIFICATION

I, Hugh G. Ross, certify that:

1.  I have reviewed this annual report on Form 40-F of Gentry Resources Ltd.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  March 28, 2005

Signed: “Hugh G. Ross”

Hugh G. Ross, President and Chief Executive Officer

Exhibit 6.2

CERTIFICATION

I, Ketan Panchmatia, certify that:

1.  I have reviewed this annual report on Form 40-F of Gentry Resources Ltd.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  March 28, 2005

Signed: “Ketan Panchmatia”

Ketan Panchmatia, Vice President, Finance and Chief Financial Officer

Exhibit 7.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Gentry Resources Ltd. for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 28, 2005

Signed: “Hugh G. Ross”

Hugh G. Ross, President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 7.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Gentry Resources Ltd. for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 28, 2005

   Signed: “Ketan Panchmatia”

Ketan Panchmatia

Vice President, Finance and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.