Form 40-F/A
period 2004-12-31
GENTRY RESOURCES LTD
filed 2005-08-10
CIK 1067483

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

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

Collins Barrow Calgary LLP 1400 First Alberta Place 777 - 8th Avenue S.W. Calgary, Alberta, Canada T2P 3R5
T. (403) 298-1500 F. (403) 298-5814 e-mail: calgary@collinsbarrow.com

AUDITORS' REPORT

To the Shareholders

Gentry Resources Ltd.

We have audited the consolidated balance sheets of Gentry Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Application of accounting principles generally accepted in the United States of America would have affected results of operations for the years ended December 31, 2004 and 2003 and shareholders' equity as at December 31, 2004 and 2003, to the extent summarized in note 14 to the consolidated financial statements.

(signed) "Collins Barrow Calgary LLP"

CHARTERED ACCOUNTANTS

Calgary, Alberta

Canada

March 4, 2005

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Notes 2(g), (h) and (i) to the consolidated financial statements.  Our report to the shareholders dated March 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) "Collins Barrow Calgary LLP"

CHARTERED ACCOUNTANTS

Calgary, Alberta

Canada

March 4, 2005

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