Form 40-F
period 2005-12-31
GENTRY RESOURCES LTD
filed 2006-04-03
CIK 1067483

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

___

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/05

Commission File Number

0-29878

Gentry Resources Ltd.

(Exact Name of Registrant as Specified in its Charter)

Federally Incorporated in Canada

(Province or Other Jurisdiction of Incorporation or Organization)

101 6th Avenue S.W., Suite 2500

Calgary, Alberta, Canada T2P 3P4

(403) 264-6161

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Burns & Levinson LLP

125 Summer Street, Boston, MA 02110

(617) 345-3000

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

38,830,799 Common Shares without Par Value

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

YES   X    NO    __

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F of Gentry Resources Ltd. (the “Company”) and the Exhibits included herein constitute forward-looking statements.  The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report should not be unduly relied upon.  These statements speak only as of the date of this Annual Report.

In particular, this Annual Report contains forward-looking statements pertaining to the following:

    *      the quantity of oil and natural gas reserves;

    *      crude oil, natural gas and natural gas liquids production levels;

    *      capital expenditure programs;

    *      projections of market prices and costs;

    *      supply and demand for crude oil, natural gas and natural gas liquids;

    *      expectations regarding the ability of the Corporation and its subsidiaries to raise capital and to continually add to reserves through acquisitions and development; and

    *      treatment under governmental regulatory regimes and tax laws.

The actual results of the Company and its subsidiaries could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in the Company’s Annual Information Form for the year ended December 31, 2005 included herewith as Exhibit 1.

    *      volatility in market prices for crude oil, natural gas and natural gas liquids;

    *      liabilities inherent in oil and natural gas operations;

    *      uncertainties associated with estimating oil and natural gas reserves;

    *      competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

    *      incorrect assessments of the value of acquisitions;

    *      geological, technical, drilling and processing problems; and

    *      the other factors discussed under "Risk Factors" in the Annual Information Form included herewith as Exhibit 1.

These factors should not be construed as exhaustive.  Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars.  On December 30, 2005, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8579, and on December 31, 2004, the rate was Canadian $1.00 = U.S. $0.8310.

PRINCIPAL DOCUMENTS

Annual Information Form

The Annual Information Form of Gentry Resources Ltd. (the “Company”) for the year ended December 31, 2005 is included herein as Exhibit 1.

Audited Annual Financial Statements and

Management Discussion and Analysis

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004, including the auditors’ report thereon dated March 24, 2006, are included herein as Exhibit 2.  Please refer to Note 12 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis and Financial Review

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2005 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Collins Barrow Calgary LLP, Chartered Accountants (“CBC”) to the Company in each of the fiscal years ended December 31, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees (1)	$ 115,300	$ 74,050
Audit-Related Fees (2)	4,654	41,251
Tax Fees (3)	-	3,800
All Other Fees (4)	5,500	-
Totals	$ 125,454	$119,101

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

(4)  “Other Fees” represent fees for corporate planning services.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for the year ended December 31, 2005 were pre-approved by the Audit Committee.  The Audit Committee reviews with CBC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section of this Annual Report on Form 40-F entitled “Principal Documents”, in Management’s Discussion and Analysis for the year ended December 31, 2005, under “Contractual Obligations”.

4

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

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form for the year ended December 31, 2005

2.

Audited Consolidated Financial Statements for the years ended December 31, 2005 and 2004, together with the auditors’ report thereon dated March 24, 2006 (Note 12  to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.

Management Discussion and Analysis and Financial Review for the year ended December 31, 2005

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

GENTRY RESOURCES LTD.

Registrant

By:

/s/ Ketan Panchmatia

Name:

Ketan Panchmatia

Title:

Chief Financial Officer

Date:

March 31, 2006

Exhibit 1

ANNUAL INFORMATION FORM

YEAR ENDED DECEMBER 31, 2005

March 27, 2006

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

ABBREVIATIONS AND CONVERSION

PRESENTATION OF GENTRY'S OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION

FORWARD LOOKING STATEMENTS

CORPORATE STRUCTURE

GENERAL DEVELOPMENT OF THE BUSINESS

Gentry's Development over the Last Three Years

RECENT DEVELOPMENTS

DESCRIPTION OF THE BUSINESS

General

Principal Producing Properties

Summary of Production from Principal Producing Properties

Marketing and Risk Management Arrangements

Oil and Natural Gas Reserves

Summary of Reserves & Future Net Revenue

Additional Information Concerning Future Net Revenue

Pricing Assumptions

Reconciliation of Reserves

Reconciliation of Changes in Net Present Value of Future Net Revenue

Undeveloped Reserves

Future Development Costs

Oil and Natural Gas Wells and Properties

Unproved Properties

Exploration and Development Activities

Quarterly Production History

Quarterly Netback History

Abandonment and Reclamation Costs

Tax Horizon

Costs Incurred

Environmental and Safety Matters

Insurance

Future Commitments

Human Resources

DIVIDENDS

DESCRIPTION OF CAPITAL STRUCTURE

- i -

Common Shares

Preferred Shares

Shareholder Rights Plan

Normal Course Issuer Bid

INDUSTRY CONDITIONS

Pricing and Marketing - Oil

Pricing and Marketing - Natural Gas

The North American Free Trade Agreement ("NAFTA")

Provincial Royalties and Incentives

Land Tenure

Environmental Regulation

RISK FACTORS

Industry Risks

Regulation of Industry

Possible Income Tax Changes

Need for Future Financings

Property Title

Recovery and Reserve Estimates

Competition

Conflicts of Interest

Reliance on Management

Absence of Dividends

MARKET FOR SECURITIES

DIRECTORS AND OFFICERS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

INTERESTS OF EXPERTS

REGISTRAR AND TRANSFER AGENT

ADDITIONAL INFORMATION

EXHIBIT "A" - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

A-1

EXHIBIT "B" - REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

B-1

EXHIBIT "C" - AUDIT COMMITTEE DISCLOSURE PURSUANT TO MULTILATERAL INSTRUMENT 52-110

C-1

- ii -

GLOSSARY OF TERMS AND ABBREVIATIONS

Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below. Additional terms relating to oil and natural gas reserves and operations have the meanings set forth under "Presentation of Gentry's Oil & Natural Gas Reserves and Production Information".

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

"Martin Report" means the independent consultants' evaluation of Gentry's oil and natural gas properties prepared by Martin dated March 23, 2006 and effective as of December 31, 2005;

"NGLs" means natural gas liquids, including condensate, propane, butane and pentane;

"NI 51-101" means National Instrument 51-101, Standards of Disclosure of Oil and Gas Activities, adopted by the Canadian securities regulatory authorities;

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

All information in the Annual Information Form is presented as at December 31, 2005 unless otherwise indicated.

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

The United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that an issuer has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only Proved Reserves but also Probable Reserves (each as defined in NI 51-101 and described below), and to disclose reserves and production on a "gross" basis before deducting royalties. Probable Reserves are higher risk and general believed to be less likely to be accurately estimated or recovered than Proved Reserves. The Corporation has prepared this Annual Information Form in accordance with the Canadian disclosure requirement, and as a result, the Corporation has disclosed reserves designated as "Probable Reserves" and "Proved plus Probable Reserves". The SEC's guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. Moreover, the Corporation has determined and disclosed estimated future net revenue from its reserves using both constant and forecast prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report.

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

Note to Reader Regarding Oil and Natural Gas Information and National Instrument 51-101

The oil and natural gas operational and reserves information contained in this Annual Information Form contains the information required to be included in the Statement of Reserves Data and Other Oil and Gas Information pursuant to National Instrument 51-101 adopted by the Canadian securities regulatory authorities and is presented in accordance with Form 51-101F1.  Readers should also refer to the Report on Reserves Data by Martin attached hereto as Exhibit "A" and the Report of Management and Directors on Oil and Gas Disclosure attached hereto as Exhibit "B".  The effective date for the Statement of Reserves Data and Other Oil and Gas Information contained in this Annual Information Form is December 31, 2005 and the information contained in the Annual Information Form has been prepared as of March 27, 2005.

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

Development and Production Status

Each of the reserves categories (Proved, Probable and Possible) may be divided into developed and undeveloped categories:

"Developed Reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared

- vi -

to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into Producing and Non-Producing.

•

"Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

•

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

•

at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves;

•

at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves; and

•

at least a 10 percent probability that the quantities actually recovered will equal the sum of the estimated Proved plus Probable plus Possible Reserves.

Description of Price and Cost Assumptions

"Constant prices and costs" means prices and costs used in an estimate that are:

(i)

the Corporation's prices and costs as at December 31, 2005, held constant throughout the estimated lives of the properties to which the estimate applies; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

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

In particular, this Annual Information Form contains forward-looking statements pertaining to the following:

•

the quantity of oil and natural gas reserves;

•

crude oil, natural gas and natural gas liquids production levels;

•

capital expenditure programs;

•

projections of market prices and costs;

•

supply and demand for crude oil, natural gas and natural gas liquids;

•

expectations regarding the ability of the Corporation and its subsidiaries to raise capital and to continually add to reserves through acquisitions and development; and

•

treatment under governmental regulatory regimes and tax laws.

The actual results of the Corporation and its subsidiaries could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

•

volatility in market prices for crude oil, natural gas and natural gas liquids;

•

liabilities inherent in oil and natural gas operations;

•

uncertainties associated with estimating oil and natural gas reserves;

•

competition for, amongst other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and processing problems; and

•

the other factors discussed under "Risk Factors" in this Annual Information Form.

These factors should not be construed as exhaustive.

- viii -

GENTRY RESOURCES LTD.
Annual Information Form for the Year Ended December 31, 2005

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

The head office and registered office of Gentry is located at Suite 2500, 101 - 6th Avenue SW, Calgary, Alberta, T2P 3P4.

On April 01, 2005, Gentry amalgamated with its wholly-owned subsidiaries, Gentry Resources (Saskatchewan) Ltd and Gentry Income Funds Inc and continued to operate as Gentry Resources Ltd.  Gentry currently has one wholly-owned inactive subsidiary, Gentry Resources (West Africa) Inc., which was incorporated under the ABCA.  Gentry also owns an 8% interest in the outstanding common equity of Stratic Energy Corporation ("Stratic"), a TSX Venture Exchange listed company which was continued under the Yukon Act.

GENERAL DEVELOPMENT OF THE BUSINESS

Gentry is an independent Alberta oil and gas company which carries on the business of exploring, developing, acquiring, and producing petroleum and natural gas reserves in Alberta and Saskatchewan.  Gentry's focus is to find high quality long life reserves which management believes have significant potential for increased production through infill drilling and enhanced recovery programs.  Its strategy is to engage in low to medium risk exploration and development activities complimented by selective acquisitions in the western Canadian sedimentary basin.  Gentry also indirectly participates, through its investment in Stratic, in medium to higher risk international exploration projects.

Gentry's Development over the Last Three Years

Developments in 2003

During 2003, Gentry concentrated its exploration efforts on its three core areas - Princess, Sedalia and Whitecourt.

At Princess, construction of an 11.2 kilometre pipeline to bring the Nisku discovery well on production at a rate of 2.2 mmcf/d began.  Year-end production from the Pekisko project was 1,000 bbls/d and over 1.0 mmcf/d of associated gas from six wells.

At the Tide Lake sub-area, two separate 3D programs were shot encompassing 70 square kilometres.  Gentry drilled six wells including a successful horizontal well into the Pekisko and two successful Mannville wells. An aggressive land acquisition gave Gentry control of 36 sections at working interests ranging from 50% to 100%.

At Sedalia, 15 wells (12.4 net) were drilled in 2003, resulting in 11 gas wells. Gentry aggressively moved forward to acquire land immediately offsetting the Sedalia area.  37 sections ranging from 50% to 100% working interest have been acquired west of the initial Sedalia activity, while another 19 sections came under Gentry's control east of Sedalia at a 25% to 100% working interest position.

At Whitecourt, 12 wells (4.5 net) were drilled in 2003 and into the first quarter of 2004, with nine yielding gas. Gentry controlled 48 sections of land primarily in the Goodwin, Windfall and Blueridge sub-areas.

On October 30, 2003, Gentry completed an equity offering of three million common shares at a price of $1.75 per common share for total gross proceeds of $5.25 million.  The proceeds from this financing were utilized to fund the continued exploration and development of Gentry's oil and natural gas properties, including acquisitions, and proceeds were used to temporarily reduce indebtedness until required for those purposes.

Developments in 2004

Exploration success at Princess led to the development of two new fields in 2004, the Nisku gas field and the Tilley oil field.  Gentry increased its land position in Princess to 170 gross sections, largely through a $16.25 million acquisition in September that included approximately 275 boe/d of production and two large blocks of land totalling 155 sections.

The lands are "Grant Lands" and as such have no expiration of the mineral rights for lands that are not on production.  The lands are split between two land blocks. The larger of the two is at Bantry comprising 124 sections of land, of which the Company owns an average of 75% or 93 net sections.  The mineral interests held on these lands include rights below the basal Mannville, or more specifically, all Paleozoic rights.  The second land block is at Princess (just north of Bantry) where Gentry has acquired 31 sections of land, of which the Corporation controls an average of 86% or 27 net sections.  Similar to Bantry, the mineral rights included in the Princess area are rights below the basal Mannville.  The cost of this transaction was financed in part through the $12.5 million financing completed in the second quarter as well as through bank credit facilities.

In the Princess sub-area of Tide Lake/West Tide Lake, Gentry's drilling program yielded two Pekisko oil pools as well as significant sweet gas production.  Construction of a sweet gas pipeline and a gas plant was completed in December to help alleviate facility restrictions that were plaguing the area in 2004.

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

Gentry closed two financings with underwriters and one with the management group in 2004.  In the first two financings, 9.5 million shares were issued at a weighted average price of $2.40 per share and one million shares were issued on a flow-through basis at $2.50 per share for total combined proceeds of $25.33 million.  The management group financing consisted of 80,000 shares issued on a flow-through basis at $4.00 per share.  The proceeds from each financing were initially applied to Gentry's bank indebtedness and then drawn upon to fund capital commitments as required.

Developments in 2005

In 2005, 48% of Gentry's production, or 1,580 boe/d, was derived from the Greater Princess area.  In January, a Gentry operated five mmcf/d sweet gas plant came onstream at West Tide Lake, followed by the acquisition of a large oil facility which handles all of Gentry's Pekisko oil production from the area.  At Tilley, Gentry completed the construction of battery with a 10,000 bbl/d handling capacity.  In late 2005, construction was completed on a nine mmcf/d third party sour gas plant adjacent to Gentry's Nisku field.  All of these capital projects are helping alleviate production restrictions which have hindered production from the Greater Princess area over the past few years.

Gentry concluded two asset transactions in the Greater Princess area in 2005, the production from which are reflected in the above numbers.  At the end of the first quarter, Gentry acquired an additional 22% interest in the Tilley oil field for the sum of $8.08 million.  Production from the acquisition was approximately 195 boe/d net to

Gentry and increased the Corporation's interest in the field to approximately 72%.  In the second transaction, Gentry exchange its interest in a non core unit and two shallow gas wells for a battery and five sections of land at West Tide Lake.

At Sedalia, Gentry increased its landholdings to 80,248 acres and drilled 27 wells with a success rate of 92%.  The Corporation expanded out from its initial operational area to other properties with a view to drill deeper horizons targeting larger reservoirs and higher production rates.  Production of four mmcf/d at year-end was limited by capacity constraints although those restrictions are easing and Gentry is now flowing 5.5 mmcf/d to four separate third party processing facilities.

Whitecourt is the Corporation's higher risk, higher reward area.  Gentry participated in five wells resulting in two gas wells (0.5 net).  The most recent discovery well encountered a new gas pool and opened up a new play concept which was first identified on a 3D seismic survey which was shot in early 2005.  Production from the Whitecourt area averaged 187 boe/d net to Gentry.

The non-operated West Provost area saw the completion of an 18-well gas development drilling program in 2005.  It is anticipated that gas production from the area will reach 1.4 mmcf/d net to Gentry once all the wells have been tied-in.

RECENT DEVELOPMENTS

In February, 2006 the third party sour gas plant at Princess began processing two mmcf/d of Gentry's Nisku gas from Princess.  This production is expected to double after plant expansion, currently scheduled for the second quarter of 2006.

DESCRIPTION OF THE BUSINESS

General

The Corporation's principal properties are located in western Canada in the southern portions of Alberta and Saskatchewan.  Gentry's strategy is two-fold: first, to find high quality, long life reserves which management believes have significant potential for increased production through infill drilling and enhanced recovery programs; and second, to engage in low to medium risk exploration and development activities complimented by selective acquisitions in the Western Canadian Sedimentary Basin.

Gentry holds an 8% interest in Stratic, which participates in oil and gas exploration and development activities in Turkey, Morocco, the U.K. North Sea, and Syria.

Principal Producing Properties

The following is a description of Gentry's principal producing oil and gas properties as of December 31, 2005.

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

Alberta

Joffre

The Joffre area is located approximately 10 kilometres southeast of Red Deer in south central Alberta.  Gentry owns interests varying between 10% to 40% in the area. Production from the area averaged 8 bbls/d of oil and liquids and 155 mcf/d of gas in 2005.

Princess

The Princess lands are located approximately 30 kilometres east of Brooks, in southeast Alberta.  Gentry owns interests ranging between 28% and 100% in the area. 2005 production averaged 834 bbls/d of oil and liquids and 4,474 mcf/d of gas.

Red Rock

The Red Rock area is located approximately 50 kilometres south of Grande Prairie, in west-central Alberta.  Gentry owns a 3.35564% working interest in the Red Rock Chinook Unit No. 1 plus various working interests ranging from a 0.78125% working interest to a 25.0% working interest in non-unit lands in the Red Rock area.  The Red Rock Chinook Unit No. 1 and non-unit lands produced an average of 9 bbls/d of crude oil and 83 mcf/d of natural gas in 2005.

Red Willow

The Red Willow lands are located approximately 270 kilometres northeast of Stettler, in east central Alberta.  Gentry owns interests ranging between 23.56% and 100% the area.  2005 production averaged 7 bbls/d and 786 mcf/d.

Red Willow North

The Red Willow North property is located approximately 100 kilometres east of Edmonton, Alberta.  Gentry owns interests in five gas wells varying in interest from 40.4% to 62.5%.  The wells produced an average of 869 mcf/d of gas net to Gentry in 2005.

Sedalia

The Sedalia lands are located approximately 25 kilometres west of Oyen, in southeast Alberta.  Gentry owns interests ranging between 50% and 100% in the area.  Production in 2005 averaged 2,976 mcf/d of gas.

Thornbury

The Thornbury area is located approximately 100 kilometres southwest of Fort McMurray in northeastern Alberta.  Gentry owns an 18.333% working interest in the area. Natural gas production for 2005 averaged approximately 158 mcf/d.

West Provost

The West Provost area is located approximately 20 kilometres southeast of Coronation in east central Alberta.  Gentry owns a 27.34% interest in a Gas Unit and interests varying between 18.28% and 45% in the non-unit lands. For 2005, production averaged 75 bbls/d of oil and liquids and 735 mcf/d of gas.

Whitecourt

The Whitecourt lands are located west-central Alberta.  Gentry owns interests ranging between 20% and 50%.  Production in 2005 averaged 9 bbls/d of oil and 1,067 mcf/d of gas net to the Corporation.

Saskatchewan

Baldwinton

The Baldwinton property is located approximately 70 kilometres southeast of Lloydminster. Gentry holds a 30.5% working interest in the area. Production from this area averaged approximately 50 bbls/d of crude oil in 2005.

Benson

The Benson area is located approximately 160 kilometres southeast of Regina.  Gentry has a 10.9153% working interest and a gross overriding royalty interest of 0.07% in the Benson Unit.  Gentry also has royalty interests of 1.875% and 25% of 1/150 (5-15%) respectively in two wells just outside the Unit.  The wells in this Unit produce primarily from the Midale formation.  Production from this area in 2005 was approximately 77 bbls/d of crude oil.

Dollard

The Dollard area is located approximately 300 kilometres west-southwest of Regina.  Gentry has a 3.853% working interest in the Dollard Unit and a gross overriding royalty of approximately 1.5% in the East Dollard Voluntary Unit.  Production from these units averaged 93 bbls/d of crude oil and 10 mcf/d of gas in 2005.

Steelman

The Steelman area is located approximately 180 kilometres southeast of Regina.  Gentry owns interests in three units in the Steelman area, being units 1A, 4 and 5.

In the Steelman Unit 1A, Gentry holds a 2.707% working interest in the Unit. Production from this unit in 2004 was approximately 17 bbls/d of crude oil and 8 mcf/d of natural gas.

In the Steelman Unit 4, Gentry holds a 13.938% working interest in the Unit.  Production from this unit was approximately 77 bbls/d of crude oil and 49 mcf/d of natural gas in 2005.

In the Steelman Unit 5, Gentry holds a 19.927% working interest in the Unit. Production from this unit was 23 bbls/d of crude oil and 10 mcf/d of natural gas in 2005.

Summary of Production from Principal Producing Properties

During the year ended December 31, 2005, 87.6% of the Corporation's production was derived from Alberta, 11.9% from Saskatchewan and 0.5% from Manitoba (the Corporation sold its interests in Manitoba in the first half of 2005).  The following table describes the Corporation's major properties and the average daily production from these properties during the year ended December 31, 2005.

	Product Type
	Light & Medium Crude Oil (bbls/day)	Natural Gas Mcf/day)	Total (boe/day)
Alberta
Joffre	8	155	34
Princess	834	4,474	1,580
Red Rock	9	83	23
Red Willow	7	786	138
Red Willow North	-	869	145
Sedalia	-	2,976	496
Thornbury	-	158	26
West Provost	75	735	198
Whitecourt	9	1,067	187
Other	-	285	47

Saskatchewan
Baldwinton	50	-	50
Benson	77	-	77
Dollard	93	10	95
Steelman	117	67	128
Other	36	34	41

Manitoba
Virden Roselea	15	-	15

TOTAL	1,330	11,699	3,280

Marketing and Risk Management Arrangements

In 2005, all of Gentry's sales occurred in the Canadian market. The price of oil and gas is deregulated and is negotiated between the producers and suppliers based upon domestic and international economic and market factors (including supply and demand, oil quality, prices for competing oils, distance to market, and value of refined products). Gentry utilizes the services and expertise of various oil and gas marketers to sell its production.  No production is contracted out on terms greater than one year.  Gentry may hedge a portion of its crude oil and/or natural gas production to manage its exposure to fluctuations in the price of the product, although it did not do so in 2005. The Corporation does not currently have a hedging program in place for 2006.

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

Oil and Natural Gas Reserves

In the Martin Report, Martin has evaluated all of the crude oil, NGLs and natural gas reserves associated with Gentry's properties effective as of December 31, 2005 in accordance with NI 51-101. There are no reserves evaluated or attributed to Gentry as a result of its investment in Stratic.

In preparing its report, Martin obtained basic information from Gentry, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans.  Other engineering, geological or economic data required to conduct the evaluation and upon which the Martin Report is based was obtained from public records, other operators and from Martin's non-confidential files.  Information concerning the extent and character of ownership of Gentry's interests and the accuracy of all factual data supplied to Martin by third parties was accepted by Martin as represented.

The following is a summary, as at December 31, 2005, of the crude oil, NGLs and natural gas reserves of Gentry and the net present value of the estimated future net revenue ascribed to such reserves as evaluated in the Martin Report, based on both forecast and constant price and cost assumptions. All future net revenues are stated prior to provision for interest, future site restoration and reclamation costs, income taxes, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Gentry's crude oil, NGLs and natural gas reserves provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in "Presentation of Gentry's Oil and Natural Gas Reserves and Production Information" in conjunction with the following tables and notes. Columns may not add due to rounding.

Summary of Reserves & Future Net Revenue

The following is a summary of oil and natural gas reserves and net present values of future net revenue as of December 31, 2005:

Forecast Prices and Costs

	Light & Medium Oil	Natural Gas			Total
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mboe)	Net (mboe)
Proved Reserves
Proved Developed Producing	2,592	2,199	16,283	13,521	5,306	4,453
Proved Developed Non-Producing	55	45	3,028	2,398	560	445
Proved Undeveloped Reserves	21	15	435	376	94	78
Total Proved	2,667	2,259	19,746	16,295	5,958	4,975

Probable Reserves
Probable Developed	1,295	1,095	10,752	8,702	3,087	2,545
Probable Undeveloped	361	309	7,567	6,295	1,622	1,358
Total Probable	1,654	1,403	18,318	14,997	4,707	3,903

Total Proved Plus Probable Reserves	4,321	3,663	38,064	31,291	10,665	8,878

	Net Present Values of Future Net Revenue ($thousands)
	Before Income Taxes, Discounted at (%/year)
Reserves Category	0	5	10	15	20
Proved Reserves
Proved Developed Producing	172,740	141,826	124,342	112,460	103,532
Proved Developed Non-Producing	18,503	16,803	15,461	14,361	13,436
Proved Undeveloped Reserves	1,858	1,214	835	580	398
Total Proved	193,101	159,843	140,638	127,402	117,366

Probable Reserves
Probable Developed	101,458	74,816	61,574	52,984	46,740
Probable Undeveloped	48,112	39,407	33,164	28,496	24,881
Total Probable	149,570	114,224	94,738	81,480	71,621

Total Proved Plus Probable Reserves	342,671	274,067	235,376	208,882	188,987

	Net Present Values of Future Net Revenue ($thousands)
	After Income Taxes, Discounted at (%/year)
Reserves Category	0	5	10	15	20
Proved Reserves
Proved Developed Producing	139,439	113,651	99,191	89,424	82,123
Proved Developed Non-Producing	12,273	11,030	10,060	9,273	8,616
Proved Undeveloped Reserves	1,239	773	497	311	178
Total Proved	152,951	125,454	109,748	99,008	90,917

Probable Reserves
Probable Developed	67,356	49,474	40,805	35,174	31,053
Probable Undeveloped	32,257	26,079	21,657	18,356	15,805
Total Probable	99,613	75,553	62,462	53,530	46,858

Total Proved Plus Probable Reserves	252,564	201,007	172,210	152,538	137,775

Constant Prices and Costs

	Light & Medium Oil	Natural Gas			Total
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mboe)	Net (mboe)
Proved Reserves
Proved Developed Producing	2,604	2,212	16,288	13,453	5,319	4,454
Proved Developed Non-Producing	55	45	3,030	2,354	560	437
Proved Undeveloped Reserves	21	15	438	375	94	78
Total Proved	2,679	2,272	19,756	16,182	5,972	4,969

Probable Reserves
Probable Developed	1,296	1,097	10,774	8,649	3,092	2,539
Probable Undeveloped	361	309	7,575	6,282	1,624	1,356
Total Probable	1,656	1,406	18,349	14,932	4,714	3,895

Total Proved Plus Probable Reserves	4,334	3,679	38,105	31,113	10,685	8,865

	Net Present Values of Future Net Revenue ($thousands)
	Before Income Taxes, Discounted at (%/year)
Reserves Category	0	5	10	15	20
Proved Reserves
Proved Developed Producing	187,156	151,322	130,316	115,959	105,263
Proved Developed Non-Producing	18,539	16,501	14,939	13,693	12,666
Proved Undeveloped Reserves	2,590	1,718	1,192	842	595
Total Proved	208,285	169,540	146,448	130,494	118,525

Probable Reserves
Probable Developed	114,580	85,373	69,417	58,831	51,146
Probable Undeveloped	57,453	46,039	38,050	32,171	27,680
Total Probable	172,033	131,412	107,466	91,002	78,826

Total Proved Plus Probable Reserves	380,318	300,952	253,914	221,497	197,350

	Net Present Values of Future Net Revenue ($thousands)
	After Income Taxes, Discounted at (%/year)
Reserves Category	0	5	10	15	20

Proved Reserves	149,393	120,208	103,327	91,868	83,363
Proved Developed Producing	12,322	10,849	9,731	8,843	8,115
Proved Developed Non-Producing	1,747	1,118	741	490	314
Proved Undeveloped Reserves	163,462	132,175	113,799	101,201	91,792
Total Proved

Probable Reserves	76,523	56,779	46,200	39,181	34,066
Probable Developed	39,084	32,706	28,051	24,526	21,773
Probable Undeveloped	115,607	89,485	74,251	63,707	55,839
Total Probable
Total Proved Plus Probable Reserves	279,069	221,660	188,050	164,908	147,631

Additional Information Concerning Future Net Revenue

The undiscounted total future net revenue by reserves categories as of December 31, 2005, using both constant and forecast prices and costs, is set forth below:

	Constant Prices & Costs		Forecast Prices & Costs
($thousands)	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves	Proved Plus Probable Reserves
Revenue	345,950	621,688	340,249	597,531
Royalties	(69,801)	(125,790)	(68,881)	(120,739)
Operating costs	(62,757)	(100,264)	(72,712)	(118,123)
Development Costs	(3,113)	(12,984)	(3,127)	(13,003)
Abandonment and Reclamation Costs	(1,994)	(2,332)	(2,428)	(2,995)
Future Net Revenue Before Income Taxes	208,285	380,318	193,101	342,671
Income Taxes	(44,823)	(101,249)	(40,150)	(90,107)
Future Net Revenue After Income Taxes	163,462	279,069	152,951	252,564

The net present value of future net revenue by reserves category and production group as of December 31, 2005, using both constant and forecast prices and costs and discounted at 10% per year, is set forth below:

		Future Net Revenue (Discounted at 10%/year)
Reserves Category	Production Group	Constant Prices and Costs ($000s)	Forecast Prices and Costs ($000s)
Proved Reserves	Light and Medium Crude Oil(a)	57,399	52,840
	Natural Gas(b)	87,257	86,221

Proved Plus Probable Reserves	Light and Medium Crude Oil(a)	100,455	91,476
	Natural Gas(b)	150,954	141,712

(a)

Includes solution gas and other by-products.

(b)

Includes by-products but excludes solution gas from oil wells.

The volume of gross Proved plus Probable production estimated by Martin for 2006 in preparing the estimated net present values of future net revenue is as follows.

Product Type	Aggregate Estimated 2006 Production	Daily Estimated 2006 Production
Light and medium crude oil	634 mbbls	1,737 bbls/d
Natural gas	7,882 mmcf	21,595 mcf/d
Total	1,948 mboe	5,337 boe/d

Pricing Assumptions

The forecast price and cost case assumes the continuance of current laws and regulations. Oil prices attributable to Gentry have been adjusted from the reference prices below for quality while gas prices have been adjusted for heating values. The reference prices are the average prices derived from the internet websites of Gilbert Lausten Jung Associated Ltd, McDaniel & Associates Consultants Ltd and Sproule Associates Limited.  Gentry's weighted average oil and liquids price realized in 2005 was Cdn $52.71/bbl, while the gas price was Cdn $9.15/mcf.

	Crude Oil			Natural Gas	Exchange Rate	Inflation Rate
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Bow River Stream 25[o] API ($Cdn/bbl)	Spot Price ($Cdn/mmbtu)	($US/$Cdn)	(%/year)
2006	58.44	67.64	45.32	10.68	0.86	0
2007	57.34	66.40	45.20	9.63	0.85	2
2008	52.70	60.89	42.74	8.23	0.83	2
2009	49.23	56.83	40.79	7.33	0.83	2
2010	47.05	54.25	39.48	6.98	0.83	2
2011	47.19	54.41	40.16	6.99	0.83	2
2012	47.83	55.12	40.77	7.09	0.83	2
2013	48.81	56.20	41.66	7.23	0.83	2
2014	49.75	57.32	42.55	7.40	0.83	2
2015	50.77	58.53	43.53	7.58	0.83	2
2016	51.79	59.66	44.43	7.73	0.83	2
Thereafter	2.0%	2.0%	2.0%	2.0%	0.83	2

The constant price and cost case assumes the continuance of produce prices at December 31, 2005 and operating costs projected for 2005, and the continuance of current laws and regulations.  Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis.  The future net revenue to be received from the production of the reserves was based on the following prices and assumptions in effect as of December 31, 2005.

Crude Oil			Natural Gas	Exchange Rate	Inflation Rate
WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Bow River Medium 25[o] API ($Cdn/bbl)	Spot Price ($Cdn/mmbtu)	($US/$Cdn)	(%/year)
61.04	68.05	45.05	9.25	0.86	0

Reconciliation of Reserves

The following tables reconcile the Corporation's oil and natural gas reserves (on both a gross and net basis) from December 31, 2004 to December 31, 2005, using forecast prices and costs.

Reconciliation of Gross Reserves

	Light and Medium Crude Oil			Natural Gas			Total
Factors	Proved (mbbls)	Probable (mbbls)	Proved & Probable (mbbls)	Proved (mmcf)	Probable (mmcf)	Proved & Probable (mmcf)	Proved (mboe)	Probable (mboe)	Proved & Probable (mmboe)
December 31, 2004	2,415	1,156	3,570	15,974	14,446	31,421	5,078	3,564	8,642
Acquisitions	400	206	606	696	341	1,037	509	259	768
Dispositions	(155)	(70)	(225)	(23)	(16)	(39)	(155)	(71)	(226)
Extensions	-	-	-	-	-	-	-	-	-
Technical Revisions	22	(79)	(57)	2,520	(1,588)	932	447	(345)	102
Discoveries	471	441	912	4,849	5,135	9,984	1,276	1,300	2,576
Economic Factors	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-
Production	(486)	-	(486)	(4,270)	-	(4,270)	(1,197)	-	(1,197)
December 31, 2005	2,667	1,654	4,321	19,746	18,318	38,064	5,958	4,707	10,665

Reconciliation of Net Reserves

	Light and Medium Crude Oil			Natural Gas			Total
Factors	Proved (mbbls)	Probable (mbbls)	Proved & Probable (mbbls)	Proved (mmcf)	Probable (mmcf)	Proved & Probable (mmcf)	Proved (mboe)	Probable (mboe)	Proved & Probable (mmboe)
December 31, 2004	2,075	952	3,028	13,281	11,543	24,824	4,289	2,876	7,116
Acquisitions	320	165	485	575	282	857	416	212	628
Dispositions	(124)	(56)	(180)	(19)	(13)	(32)	(127)	(58)	(185)
Extensions	-	-	-	-	-	-	-	-	-
Technical Revisions	18	(63)	(46)	2,083	(1,313)	796	365	(282)	82
Discoveries	361	405	766	3,905	4,498	8,403	1,012	1,155	2,167
Economic Factors	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-
Production	(389)	-	(389)	(3,530)	-	(3,530)	(978)	-	(978)
December 31, 2005	2,260	1,403	3,663	16,295	14,997	31,291	4,976	3,903	8,878

Reconciliation of Changes in Net Present Value of Future Net Revenue

The following table sets forth a reconciliation of changes in the net present value of estimated future revenues associated with the Corporation's net Proved Reserves from December 31, 2004 to December 31, 2005 using constant prices and costs and discounted at 10% per year.

Period and Factor	($thousands)
Estimated Future Net Revenue at December 31, 2004	57,196
Sales and Transfers of Oil, Natural Gas and NGLs Produced, Net of Production Costs and Royalties	(40,908)
Net Change in Prices, Production Costs and Royalties related to Future Production	6,781
Changes in Previously Estimated Development Costs Incurred During the Period	(200)
Changes in Estimated Future Development Costs	(2,917)
Extension and Improved Recovery	-
Discoveries	63,807
Acquisitions of Reserves	26,229
Disposition of Reserves	(2,060)
Net Change Resulting from Revisions in Quantity Estimates	23,014
Accretion of Discount	4,692
Net Change in Income Taxes(1)	(21,835)
Estimated Future Net Revenue at December 31, 2005	113,799

Note:

(1)  The difference between forecast income taxes at beginning of period and forecast income taxes at end of period.

Undeveloped Reserves

The following table discloses the gross volumes of undeveloped reserves, using constant prices and costs, of the Corporation as at December 31, 2005 that were first attributable to the Corporation in the following years:

	Proved Undeveloped Reserves		Probable Undeveloped Reserves
	Light and Medium Crude Oil (mbbls)	Natural Gas (mmcf)	Light and Medium Crude Oil (mbbls)	Natural Gas (mmcf)
2004	0	0	54	4,729
2005	21	438	307	2,846
	21	438	361	7,575

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

The Corporation's proved undeveloped reserves are generally developed within 12 months and as such, the Corporation anticipates the necessary expenditures to develop these reserves will be incurred prior to 2007.

The Corporation's probable undeveloped reserves are dominated by the requirement for additional sour gas processing facilities in the Princess area.  Additional sour capacity has been built in the first quarter of 2006 and will be expanded in the second quarter, thereby developing these reserves in 2006 and 2007.

Future Development Costs

The amount of development costs deducted in the estimated net present value of future net revenue is as follows:

($000s)	Constant Prices and Costs		Forecast Prices and Costs
	Proved Reserves		Proved Reserves		Proved Plus Probable Reserves
Year	Undiscounted	Discounted at 10% /year	Undiscounted	Discounted at 10%/year	Undiscounted	Discounted at 10%/year
2006	2,928	2,662	2,928	2,662	12,673	11,521
2007	43	36	44	36	110	91
2008	29	22	30	23	87	65
2009	29	20	31	21	31	21
2010	22	14	23	14	23	14
Remaining	62	35	71	40	79	45
	3,113	2,788	3,127	2,796	13,003	11,757

The Corporation expects to fund these development costs through its internally generated cash flow.

Oil and Natural Gas Wells and Properties

The following table summarizes, as at December 31, 2005, Gentry's interests in producing wells and in non-producing wells which were not producing, but may be capable of production.  Although many wells produce both oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the proportion of oil or natural gas production.

	Producing Wells				Shut-In Wells
	Oil		Natural Gas		Oil	Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	50	39	73	58	15	12	14	12
Saskatchewan	1,250	57	390	8	96	15	15	8
Total	1,300	96	463	66	111	27	29	20

The Corporation also maintains varying interests in batteries, compressor stations and gas plants in the Princess, Sedalia and Red Willow areas.  The total number of net facilities owned by Gentry is 12.4.

Unproved Properties

The following table summarizes Gentry's interests in unproved properties:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Alberta	136,996	65,888	204,638	155,231	341,604	221,119
Saskatchewan	30,952	6,426	31,240	2,273	62,192	8,699
Western Canada	167,918	72,314	235,878	157,504	403,796	229,818
Quebec	-	-	376,920	37,692	376,920	37,692
Total	167,918	72,314	612,798	195,196	780,716	267,510

Acreage that Gentry has rights to explore and develop that may expire prior to December 31, 2006 total approximately 11,200 net acres.  Gentry has no material work commitments on such properties and, where Gentry determines appropriate, it can continue the leases by either making the necessary applications or performing the necessary work.  Gentry anticipates that in 2006 it will continue leases totalling more than 8,000 net acres by either making the necessary applications or performing the necessary work.

Exploration and Development Activities

During 2005, Gentry participated in the drilling of 88 gross wells (57.9 net) with a 94% success rate (92% net).  The majority of Gentry's 2005 wells were drilled in Princess and Sedalia. The following table summarizes the number and type of wells that Gentry drilled or participated in the drilling of for the year ended December 31, 2005.

	Number of Exploration Wells		Number of Development Wells		Total Wells
Category of Well	Gross	Net	Gross	Net	Gross	Net
Crude oil wells	1	0.7	16	14.2	17	14.9
Natural gas wells	27	21.8	29	9.5	56	31.3
Capped Wells	7	5.0	3	2.2	10	7.2
Dry and abandoned wells	4	3.8	1	0.7	5	4.5
Total	39	31.3	49	26.6	88	57.9

Gentry intends to focus its development activities in the Western Canadian Sedimentary Basin. Gentry's exploration and development activities are typically funded through debt, internally generated cash flow and issuances of Common Shares.

Quarterly Production History

The following table sets forth Gentry's average daily production volumes, on a company interest basis, for each fiscal quarter in 2005 and for the entire year.

	Year Ended December 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Light and medium oil (bbls/d)	1,246	1,295	1,291	1,486	1,330
Natural gas (mcf/d)	10,889	10,512	11,177	14,189	11,699
Total (boe/d)	3,061	3,047	3,154	3,851	3,280

Quarterly Netback History

The following tables set forth Gentry's average netbacks received for each fiscal quarter in 2005 and for the entire year (excluding any hedging gains or losses). Netbacks are calculated on the basis of prices received before hedging on sales volumes, less related royalties and related production costs. For multiple product well types, production costs are pro-rated based on that well's production.

	Year Ended December 31, 2005
Light and medium oil (bbls/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	46.37	47.30	64.54	52.27	52.71
Royalties	(8.56)	(11.92)	(11.69)	(9.83)	(10.50)
Production costs(1)	(11.25)	(11.17)	(11.37)	(10.45)	(11.04)
Netback	26.56	24.21	41.48	31.99	31.17

	Year Ended December 31, 2005
Natural gas (mcf/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	6.92	7.59	9.74	11.50	9.15
Royalties	(1.54)	(0.85)	(1.80)	(1.99)	(1.59)
Production costs(1)	(1.24)	(1.53)	(1.76)	(1.57)	(1.53)
Netback	4.14	5.12	6.18	7.94	6.03

	Year Ended December 31, 2005
Total (boe/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	43.5	46.27	60.95	62.56	54.01
Royalties	(8.95)	(7.99)	(11.17)	(11.14)	(9.91)
Production costs(1)	(8.98)	(10.02)	(10.89)	(9.80)	(9.93)
Netback	25.57	28.26	38.89	41.62	34.17

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

Abandonment and Reclamation Costs

The Corporation is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its natural gas and petroleum properties (including surface leases, wells, facilities and pipelines) upon abandonment. The Corporation identifies obligations related to petroleum and natural gas properties by estimating the present value of expected future costs to reclaim and abandon these properties and the timing of the costs to be incurred in future periods.  These estimates are currently based on 226 net wells and 12.4 net facilities in respect of which the Corporation expects to incur such costs.  The Corporation anticipates the total inflated amount of such costs to be approximately $6.9 million on an undiscounted basis and $2.4 million discounted at 10%.  Of this amount, the Corporation anticipates that approximately $405,000 will be incurred in the next three financial years.

Ongoing environmental obligations will generally be funded out of cash flow.

The estimates of total Proved Reserves associated with the Principal Producing Properties and the present worth of future net cash flows from such reserves contained in the Martin Report (based on forecast prices and costs on an undiscounted basis) include expenditures of approximately $2.4 million associated with the abandonment of current producing and future wells but do not include any provision for non-producing wells or facility abandonment and site restoration costs.

Tax Horizon

While Gentry is subject to the Large Corporations Tax and Saskatchewan Resource Surcharge, the Corporation anticipates, based on its current budget, that it may also be required to pay federal and provincial income taxes beginning midway through the 2006 taxation year.

Costs Incurred

The following tables summarize capital expenditures (net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation's activities for the year ended December 31, 2005:

($thousands)
Drilling and completions	26,050.4
Facilities and equipping	13,170.9
Land and seismic	5,508.9
Acquisitions, net	7,606.8
Capitalized expenses	1,489.1
Other	28.1
Total	53,854.2

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

Insurance

The Corporation carries suitable insurance policies to provide protection for its working interest in its natural gas and petroleum properties. Insurance policies cover property damage and general liability. The ongoing level, type and maintenance of insurance will be determined by the Corporation based upon the availability and cost of such insurance and the Corporation's perception of the risk of loss. See "Risk Factors - Environmental Concerns".

Future Commitments

The Corporation does not currently use any type of financial instruments or fixed price physical sales contracts to manage the risk related to fluctuating commodity prices. Absent such hedging activities, all of the Corporation's crude oil and NGLs and natural gas production is sold into the open market at prevailing spot prices, which exposes the Corporation to the risks associated with commodity price fluctuations and foreign exchange rates. See "Risk Factors".

As at December 31, 2005, the Corporation had the following contractual obligations under office leases and firm service transportation agreements:

($thousands)	2006	2007	2008	2009	2010	Thereafter	Total
Office lease	173.5	173.5	159.1	-	-	-	506.1
Firm service transportation	46.5	46.5	12.3	73.8	73.8	12.3	265.2
	220.0	220.0	171.4	73.8	73.8	12.3	771.3

Human Resources

At December 31, 2005, the Corporation had 21 employees.

DIVIDENDS

The Corporation has not paid dividends on the Common Shares and does not expect to pay any dividends in the foreseeable future as it intends to reinvest any earnings to fund the development and growth of its business.  Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Corporation, as well as other factors the Corporation's board of directors may deem relevant. See "Risk Factors - Absence of Dividends".

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares.  As at December 31, 2005, there were 38,830,799 Common Shares and no Preferred Shares issued and outstanding.

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

Shareholder Rights Plan

On May 28, 2004, Gentry entered into a Shareholder Rights Plan Agreement (the "Rights Plan") with Computershare Trust Company of Canada, as Rights Agent, which was approved by Gentry's shareholders at the 2004 annual general and special meeting of shareholders.  The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding Common Shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of Common Shares, other than such person or entity, shall be entitled to acquire Common Shares at a discounted price.  The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector. A copy of the Rights Plan is available under the Corporation's SEDAR profile at www.sedar.com.

Normal Course Issuer Bid

On September 09, 2005 Gentry announced that it intended to purchase up to 3,469,500 Common Shares, representing 10% of its public float, pursuant to a normal course issuer bid to be conducted over the facilities of the TSX.  The bid will expire September 11, 2006 and any Common Shares acquired pursuant to the bid will be cancelled.

Gentry's reasoning for the normal course issuer bid is that from time to time the market price of Gentry's Common shares may not reflect the underlying value of such shares and that, at such times, the purchase of Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.  In addition, any purchases made by Gentry will afford increased liquidity to those shareholders of the Corporation who may wish to dispose of their Common Shares. From September 12, 2005 through to March 27, 2006, the

Corporation has purchased 379,900 Common Shares at an average price of $5.78 per share under the current normal course issuer bid.  From August 27, 2004 to August 26, 2005, Gentry purchased, pursuant to a previous normal course issuer bid, 234,400 Common Shares at an average price of $3.45 per share.  These shares were subsequently cancelled.

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

From time to time, the federal and provincial governments in Canada have established incentive programs which have included royalty rate reductions (including for specific wells), royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects, although the trend is toward eliminating these types of programs in favour of long term programs which enhance predictability for producers.  If applicable, oil and natural gas royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers.

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

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75% for prices at or below the royalty tax credit reference price of $100 per cubic metre decreasing to 25% for prices above the royalty tax credit reference price of $210 per cubic metre. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period. On December 22, 1997, the Alberta Government announced that it would conduct a review of the ARTC program with the objective of setting out better-targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta Government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

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

Absence of Dividends

The Corporation does not anticipate that cash dividends will be paid on its Common Shares in the foreseeable future since the Corporation currently intends to retain any future earnings to finance the expansion and development of its business.  The declaration and payment in the future of any cash dividends will be at the discretion of the Corporation's board of directors and will depend upon the earnings, capital requirements and financial position of the Corporation, future loan covenants, general economic conditions and other pertinent factors.  No assurance can be given that the Corporation will pay any dividends in the future or with respect to the amount of any such

MARKET FOR SECURITIES

As at December 31, 2005, 38,830,799 Common Shares were issued and outstanding.  The outstanding Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol GNY.  The following table sets forth certain trading information for the Common Shares of Gentry on the TSX during 2005.

Month	High	Low	Close	Volume
January	$3.99	$3.18	$3.90	4,257,399
February	$4.25	$3.65	$4.21	4,166,505
March	$5.19	$4.26	$4.70	6,287,025
April	$4.80	$3.63	$4.23	2,804,294
May	$4.65	$3.91	$4.56	1,935,215
June	$5.10	$4.45	$4.75	1,682,147
July	$5.24	$4.71	$5.10	1,486,164
August	$5.63	$4.90	$5.24	2,557,006
September	$5.92	$5.00	$5.48	2,703,543
October	$5.70	$4.90	$5.60	2,966,994
November	$6.70	$5.44	$6.31	2,102,521
December	$6.75	$5.90	$6.08	2,185,120

DIRECTORS AND OFFICERS

The board of directors of the Corporation is comprised of five members. Each director is appointed to serve until the next annual meeting of the shareholders of the Corporation.  Set forth below for each director and officer of the Corporation is their name, residence, position with the Corporation, date of appointment as a director (if applicable), principal occupation for the past five years, number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, and number of stock options to acquire Common Shares owned. The terms of each director expires at each annual meeting of the Corporation's shareholders or when their successor is duly appointed.

Name, Residence and Positions held with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned	Common Shares Under Option
Hugh G. Ross Calgary, Alberta, Canada, President, CEO and Director	President and Chief Executive Officer of the Corporation	Feb. 23, 1987	1,791,205(5) 168,651(5) 157,483(5)	257,500
A. Bruce Macdonald(1)(2)(4) Calgary, Alberta, Canada Director	President, Stoneyfell Investments Inc., a private oil & gas management consulting company	Nov. 13, 1995	256,450	207,500
George T. Hawes(1)(3) Plandome, New York, U.S.A. Director	President, G. T. Hawes & Co., Inc. a private real estate company	Dec. 3, 1999	54,600	100,000
Michael Halvorson(1)(2) Edmonton, Alberta, Canada Director	President of Halcorp Capital Ltd., a private company specializing in the raising of investment capital	Aug. 29, 1994	507,433	182,500
Walter O'Donoghue(3)(4) Calgary, Alberta, Canada Director	Former Partner, Bennett Jones LLP, a law firm	May 29, 1998	183,126	182,500

Ketan Panchmatia Calgary, Alberta, Canada Chief Financial Officer, Vice-President, Finance, and Secretary/Treasurer	Chief Financial Officer, Vice-President, Finance, and Secretary/Treasurer of the Corporation	N/A	241,127	200,000
R. Gordon McKay Calgary, Alberta, Canada Chief Operating Officer	Chief Operating Officer of the Corporation	N/A	241,447	200,000
Robert J. Poole Calgary, Alberta, Canada Vice-President, Operations	Vice-President, Operations of the Corporation	N/A	165,300	225,000
A. George Magarian Calgary, Alberta, Canada Vice-President, Exploration	Vice-President, Exploration, of the Corporation	N/A	20,750(6) 1,000(6)	180,000
Lawrence B. Buzan Calgary, Alberta, Canada Vice-President, Land & Negotiations	Vice-President, Land & Negotiations, of the Corporation	N/A	18,131	180,000

Notes:

(1)

Denotes member of Audit and Risk Management Committee.

(2)

Denotes member of Compensation and Human Resources Committee.

(3)

Denotes member of Corporate Governance Committee.

(4)

Denotes member of Reserve Evaluation Committee.

(5)

The 1,791,205 Common Shares are held directly by Mr. Ross. The 168,651 Common Shares are directly owned by Ross Resources Inc., a private company of which Mr. Ross owns 25%. The 157,483 Common Shares are directly owned by an associate of Mr. Ross.

(6)

The 20,750 Common Shares are held directly by Mr. Magarian. The 1,000 Common Shares are directly owned by an associate of Mr. Magarian.

As at March 27, 2006, the directors and officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 3,821,703 Common Shares, representing 9.9% of the issued and outstanding Common Shares of the Corporation.

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

The information regarding the Corporation's Audit and Risk Management Committee required to be disclosed under Multilateral Instrument 52-110 of certain Canadian securities regulatory authorities is contained in Exhibit "C" to this Annual Information Form.

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

INTERESTS OF EXPERTS

Martin prepared the Martin Report dated March 23, 2006 in respect of Gentry's oil and natural gas reserves, summaries of which are contained in this Annual Information Form.  As of the date of the Martin Report, the partners, consultants, and associates of Martin, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding shares of Gentry.

The auditors of Gentry are Collins Barrow Calgary LLP, Chartered Accountants, Calgary, Alberta.  None of the Collins Barrow Calgary LLP partners, principals, or designated professionals thereof, had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or our associates or affiliates either at the time they prepared their auditors' report on the consolidated financial statements for the year ended December 31, 2005 or any time thereafter.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares of Gentry is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation's company profile on the SEDAR website at www.sedar.com or on the Corporations website at www.gentryresources.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Corporation's information circular dated March 23, 2005 for its 2005 annual general and special meeting of Shareholders. Furthermore, additional financial information relating to the Corporation is provided in the Corporation's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005.

EXHIBIT "A"

REPORT ON RESERVES DATA BY INDEPENDENT
QUALIFIED RESERVES EVALUATOR OR AUDITOR

Terms to which a meaning is ascribed in Natural Instrument 51-101 have the same meaning herein.

To the board of directors of Gentry Resources Ltd. (the "Corporation"):

1.

We have evaluated the Corporation's reserves data as at December 31, 2005. The reserves data consist of the following:

(a)

(i)

proved and proved plus probable oil and gas reserves estimated as at  December 31, 2005 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

(i)

proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii)

the related estimated future net revenue.

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

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	New Present Value of future Net Revenue (before income taxes, 10% discount rate, in $ thousands)
		Audited	Evaluated	Reviewed	Total
March 23, 2005	Canada	$Nil	$235,376	$Nil	$235,376

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

Signed: "S. Neil Sedgwick"

S. Neil Sedgwick, B.Sc., P.Eng.

Martin & Brusset Associates

Calgary, Alberta, Canada

Dated  March 27, 2006

A-2

EXHIBIT "B"

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in Natural Instrument 51-101 have the same meaning herein.

Management of Gentry Resources Ltd. (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)

(i)

proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

(i)

proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii)

the related estimated future net revenue.

An independent qualified reserves evaluator evaluated the Corporation's reserves data.  The report of the independent qualified reserves evaluator is presented as Exhibit "A" to the Annual Information Form of the Corporation dated March 27, 2006.

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

GENTRY RESOURCES LTD.

Signed: "Hugh G. Ross"

Hugh G. Ross

President, Chief Executive Officer and Director

Signed: "R. Gordon McKay"

R. Gordon McKay

Chief Operating Officer

Signed: "Ketan Panchmatia"

Ketan Panchmatia

Vice-President, Finance and

Chief Financial Officer

Signed: "A. Bruce Macdonald"

A. Bruce Macdonald

Director

March 27, 2006

B-2

EXHIBIT "C"

AUDIT COMMITTEE DISCLOSURE PURSUANT

TO MULTILATERAL INSTRUMENT 52-110

THE AUDIT COMMITTEE'S CHARTER

1.

The objectives of the Committee are:

a)

helping directors discharge their duties and responsibilities, especially accountability;

b)

providing better communication between directors and the external auditor;

c)

enhancing the external auditors' independence;

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

b)

Review annually the results of the external auditors' review of the Corporation's financial records, including the management letter, and report to the Board any matter remaining unresolved and their approval of statements.

c)

Review annually the results of the reports of the external auditor with respect to the state of the Corporation's internal control systems and report to the Board the results of the review.

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

j)

Review at least annually and report to the Board on senior management's recommendations with respect to the Corporation's maintenance of safety, health and environmental policies, procedures and practices in the conduct of its operations, directed to preventing injury to its employees, the public and the environment.

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

George T. Hawes

Mr. Hawes achieved a B.B.A. in Accountancy from the University of Notre Dame and subsequently amassed over 30 years' experience in business and international finance. He has served with such companies as Avon Products Ltd. and Hurdman and Cranston Certified Public Accountants (now part of KPMG).  Mr. Hawes has considerable investment and financial experience and is the Chairman of Gentry's Audit Committee as well as being Chairman for the Audit Committee of Midway Gold Corp., a TSX-Venture issuer.  He also serves on the Audit Committee for Proginet Corp., a U.S.-based public company.

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

EXTERNAL AUDITOR SERVICE FEES

The aggregate amounts billed by Collins Barrow Calgary LLP, Chartered Accountants to the Company in each of the fiscal years ended December 31, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees(1)	$ 115,300	$ 74,050
Audit-Related Fees(2)	4,654	41,251
Tax Fees(3)	-	3,800
All Other Fees(4)	5,500	-
Totals	$125,454	$119,101

NOTES:

1.

"Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings.

2.

"Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit, principally for US standards compliance, adoption of new accounting standards etc.

3.

"Tax Fees" represent fees for tax compliance, tax advice and tax planning.

4.

"Other Fees" represent fees for corporate planning services.

Exhibit 2

AUDITORS' REPORT

TO THE SHAREHOLDERS OF GENTRY RESOURCES LTD.

We have audited the consolidated balance sheets of Gentry Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed

/s/Collins Barrow Calgary LLP

Chartered Accountants
Calgary, Alberta
March 24, 2006

GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and 2004

ASSETS
	2005	2004
CURRENT
Cash and cash equivalents	$ 13,090	$ 68,287
Accounts receivable	14,819,088	12,808,282
Prepaid expenses	625,961	1,294,988
	15,458,139	14,171,557

INVESTMENTS (NOTE 3)	1,707,458	1,707,458

PROPERTY AND EQUIPMENT (NOTE 4)	114,901,195	79,635,253

	$ 132,066,792	$ 95,514,268

LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities	$ 20,179,163	$ 16,629,997
Income taxes payable	303,405	50,066
Bank debt (Note 5)	34,150,000	17,220,000
	54,632,568	33,900,063

ASSET RETIREMENT OBLIGATIONS (NOTE 6)	3,473,144	2,671,657

FUTURE INCOME TAXES (NOTE 7)	11,897,016	7,100,776

	70,002,728	43,672,496

SHARE CAPITAL (NOTE 8)	42,906,253	42,474,623
CONTRIBUTED SURPLUS (NOTE 8[f])	823,918	318,765
RETAINED EARNINGS	18,333,893	9,048,384
	62,064,064	51,841,772

	$ 132,066,792	$ 95,514,268

Commitments (NOTE 11)

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the years ended December 31, 2005 and 2004

	2005	2004
REVENUE
Production	$ 64,665,175	$ 31,717,038
Less: royalties, net of Alberta Royalty Tax Credit	(11,870,924)	(6,265,037)
	52,794,251	25,452,001
EXPENSES
Depletion, depreciation & accretion	19,550,137	9,046,840
Production	11,886,328	7,271,849
General & administrative	3,755,310	3,174,091
Interest on bank debt	1,425,161	697,887
Stock-based compensation	643,882	375,704
	37,260,818	20,566,371
INCOME BEFORE INCOME TAXES	15,533,433	4,885,630

INCOME TAXES (NOTE 7)
Current	534,757	923,657
Future	4,796,238	560,363
	5,330,995	1,484,020

NET INCOME	10,202,438	3,401,610
Retained earnings, beginning of year	9,048,384	6,063,324
Less: excess of cost of shares acquired over stated value	(916,929)	(416,550)
Retained earnings, end of year	$ 18,333,893	$ 9,048,384

NET INCOME PER SHARE
Basic (Note 9)	$0.26	$0.11
Diluted (Note 9)	$0.25	$0.10

Please refer to accompanying notes.

 GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

	2005	2004
OPERATING ACTIVITIES
Net income	$ 10,202,438	$ 3,401,610
Add (deduct) items not requiring cash
Depletion, depreciation & accretion	19,550,137	9,046,840
Stock-based compensation	643,882	375,704
Future income taxes	4,796,238	560,363
	35,192,695	13,384,517
Changes in non-cash working capital items	145,741	(2,829,261)
Asset retirement costs	(160,441)	(110,328)
	35,177,995	10,444,928
INVESTING ACTIVITIES
Capital expenditures	(53,854,150)	(43,401,378)
Acquisition of investments	-	(163,400)
Changes in non-cash working capital items	2,426,446	3,734,398
	(51,427,704)	(39,830,380)
FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	16,930,000	5,255,990
Redemption of share capital	(1,163,098)	(627,298)
Proceeds on issuance of share capital, net	539,071	24,632,617
Changes in non-cash working capital items	(111,461)	(1,689)
	16,194,512	29,259,620

INCREASE (DECREASE) IN CASH	(55,197)	(125,832)

CASH AND CASH EQUIVALENTS, beginning of year	68,287	194,119

CASH AND CASH EQUIVALENTS, end of year	$ 13,090	$ 68,287

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid	$ 1,425,161	$ 697,887
Income taxes paid	$ 278,092	$ 1,352,831

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.

Company activities

The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.

2.

Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

a)

Principles of consolidation

On April 1, 2005, the Company amalgamated with it’s wholly owned subsidiaries, Gentry Resources (Saskatchewan) Ltd. and Gentry Income Funds Inc.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gentry Resources (West Africa) Inc., which is inactive and has no production operations.

b)

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.

c)

Investments

 The Company records its investment in Stratic Energy Corporation (“Stratic”) and its other investment, using the cost method of accounting whereby the investment is initially recorded at cost.  Earnings are recognized only to the extent received or receivable.

Where there has been a permanent or other than temporary decline in value, the investments are stated at estimated net realizable value.

d)

Petroleum and natural gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of petroleum and natural gas reserves are initially capitalized and accumulated in cost centres by country.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities and lease and well equipment.  Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would significantly alter the related cost centre’s rate of depletion and depreciation.  A significant disposition is defined as causing a change of 20% or more in the annual depletion rate.

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

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

The costs of significant unproved properties are excluded from the depletion and depreciation base until it is determined whether proved reserves are attributable to the properties, or impairment has occurred.

As of January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants’ Accounting Guideline 16, “Oil and Gas Accounting - Full Cost” on impairment recognition for oil and gas assets. As permitted under the standard, the Company tests impairment against undiscounted future net revenues from proved reserves using expected future product prices and costs. Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances. Fair value is determined using expected future product prices and costs, and amounts are discounted using a risk free interest rate.

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

g)

Asset retirement obligations

The estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired.  Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the Company’s credit-adjusted risk-free interest rate.  The obligation is reviewed regularly by Company management based upon current regulations, costs, technologies and industry standards.  The discounted obligation is initially capitalized as part of the carrying amount of the related oil and natural gas properties and a corresponding liability is recognized.  The increase in oil and natural gas properties is depleted and depreciated on the same basis as the remainder of the oil and natural gas properties.  The liability is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense.  Actual restoration expenditures are charged to the accumulated obligation as incurred.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

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

Effective March 19, 2004 the Canadian Institute of Chartered Accountants provided new guidance that this reduction to share capital and increase in future tax liability should occur when the expenditures are renounced.  Prior to this, the Company recorded the reduction to share capital and increase in future tax liability when the expenditures were made.

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

j)

Net income per share

Diluted net income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of stock options and warrants plus the unamortized portion of stock-based compensation are used by the Company to repurchase Company shares at the weighted average market price during the year.

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

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

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

The amounts used to estimate fair values of stock options issued, and the resultant pro-forma income effects (Notes 8[f] and [g]) are based on estimates of future volatility of the Company's share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

3.

Investments

At December 31, 2005, the Company owned 7.75% (2004 – 13.24%) of the common shares of Stratic.  The Company is related to Stratic by virtue of common directors and officers.

	2005	2004
Stratic Energy Corporation, at cost	$ 1,689,458	$ 1,689,458
Other, at cost	18,000	18,000
	$ 1,707,458	$ 1,707,458

4.

Property and equipment

	2005	2004
Petroleum and natural gas properties, including exploration and development thereon	$ 128,195,327	$ 89,802,565
Production equipment and facilities	37,851,471	21,603,127
Other	907,947	879,842
	166,954,745	112,285,534
Accumulated depletion and depreciation	(52,053,550)	(32,650,281)
	$ 114,901,195	$ 79,635,253

During the year, the Company capitalized $1,489,120 (2004 - $1,165,303) of a total of $5,244,430 (2004 - $4,339,394) in general and administrative expenses.  No interest has been capitalized.

Costs of unproved petroleum and natural gas properties amounting to $20,584,330 (2004 - $20,198,754) have been excluded from the depletion calculation.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

The Company prepared a ceiling test calculation at December 31, 2005 to assess the recoverability of its petroleum and natural gas properties.  The ceiling test was based upon a valuation of the petroleum and natural gas properties prepared by an independent engineering firm based upon future oil and gas benchmark prices and adjusted for commodity price differentials specific to the Company.  The following table summarizes the benchmark references prices used in the ceiling test calculation:

	WTI Oil ($US/bbl)	Edmonton Light Sweet 40[o] API ($Cdn/bbl)	Bow River Medium Oil 25[o] API ($Cdn/bbl)	AECO Natural Gas Spot Price ($Cdn/mmbtu)
2006	$58.44	$67.64	$45.32	$10.68
2007	57.34	66.40	45.20	9.63
2008	52.70	60.89	42.74	8.23
2009	49.23	56.83	40.79	7.33
2010	47.05	54.25	39.48	6.98

Prices increase at a rate of approximately 0.3% in 2011, 1.3% in 2012 and approximately 2.0% thereafter.

5.

Bank debt

The Company has an uncommitted demand revolving credit facility to a maximum of $50,000,000.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  On January 20, 2006, the demand debenture was increased to $100 million.  Under the terms of the agreement, the Company is required to meet certain financial and other reporting requirements and may not breach certain financial tests without prior consent of the bank.

The credit facility is subject to review on a semi-annual basis.  The next review will be undertaken on or before April 30, 2006.

6.

Asset retirement obligations

The following table summarizes changes in the asset retirement obligations for the years ended December 31, 2005 and 2004:

	2005	2004
Asset retirement obligations, beginning of year	$ 2,671,657	$ 1,563,555
Liabilities incurred	745,691	1,116,708
Liabilities settled	(160,441)	(110,328)
Liabilities acquired	69,369	-
Accretion expense	146,868	101,722
Asset retirement obligations, end of year	$ 3,473,144	$ 2,671,657

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $6,921,310 (2004 - $4,972,730).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2004 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25% (2004 – 5.25%).  As at December 31, 2005 no funds have been set aside to settle these obligations.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

7.

Income taxes

a)

 Future Income Tax Liability

Significant components of the future income tax liability are as follows:

	2005	2004
Temporary differences related to property and equipment and asset retirement obligations	$ 12,441,035	$ 7,818,381
Share issuance and financing costs	(425,714)	(599,300)
Temporary differences related to investments	(118,305)	(118,305)
	$ 11,897,016	$ 7,100,776

b)

Income Taxes Expense

Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rate of 39.10% (2004 - 40.11%) to income before income taxes.  The difference results from the following:

	2005	2004
Expected tax provision	$6,073,572	$1,959,626
Increases (decreases) resulting from:
Resource allowance	(2,507,882)	(1,201,457)
Non-deductible crown payments, net of Alberta Royalty Tax Credit	1,558,483	1,065,066
Change in tax rates	(422,640)	(503,672)
Large corporate and capital taxes	324,687	52,115
Non-deductible stock-based compensation	217,736	150,695
Reduced tax rates for resource allowance and capital gains	-	(25,770)
Other	87,039	(12,583)
	$5,330,995	$1,484,020

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

8.

Share capital

Authorized
  Unlimited number of voting common shares
 Unlimited number of non-voting preferred shares

Issued

Common shares:	2005		2004
	Number	Stated Value	Number	Stated Value
Balance, beginning of year	38,471,234	$42,474,623	27,352,508	$18,373,169
Issued for cash (Note 8[a])	-	-	9,500,000	22,825,000
Flow-through shares issued (Note 8[a])	-	-	1,080,000	2,820,000
Share purchase warrants exercised (Note 8[b])	-	-	150,000	262,500
Stock options exercised (Note 8[c])	546,167	503,775	580,000	320,650
Issued under employee share purchase plan (Note 8[d])	36,298	174,025	68,826	158,013
Normal Course Issuer Bids (Note 8[e])	(222,900)	(246,170)	(260,100)	(210,748)
Total issued	38,830,799	42,906,253	38,471,234	44,548,584
Less:
Reduction due to income tax deductions renounced to subscribers (Note 8[a])	-	-	-	(981,924)
Share issuance costs (net of income taxes of $Nil [2004 - $582,503])	-	-	-	(1,092,037)
Balance, end of year	38,830,799	$42,906,253	38,471,234	$42,474,623

a)

Financings

During the year ended December 31, 2004, the Company issued 9,500,000 common shares at an average price of $2.40 per share for gross proceeds of $22,825,000.

In addition, the Company issued 1,000,000 flow-through common shares at a price of $2.50 per share and 80,000 flow-through common shares at a price of $4.00 per share.  Income tax exploration deductions in the amount of $2,820,000 were renounced to subscribers effective December 31, 2004.

b)

Warrants

During the year ended December 31, 2004, 150,000 common shares at a price of $1.75 per share were issued upon the exercise of 150,000 share purchase warrants.  There are no share purchase warrants outstanding as at December 31, 2005.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

c)

Stock Option Plan

Under the Company’s stock option plan, the Company may grant options to its directors, officers, employees, and consultants.  The maximum number of shares which may be reserved for issuance under the plan is 5,000,000 common shares.  The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares.  The plan also provides that the price at which options may be granted can not be less than the market price of the common shares at the time the option is granted.  Options granted under the plan will have a term not exceeding ten years.  The vesting period is set by the Board of Directors at the time the options are granted.

A summary of the status of the Company's stock option plan, as of December 31, 2005 and 2004 and changes during the years then ending are as follows:

	2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,995,000	$1.49	2,460,000	$0.90
Granted	217,500	3.28	1,115,000	2.32
Exercised	(546,167)	0.84	(580,000)	0.55
Cancelled	(61,666)	(2.25)	-	-
Outstanding, end of year	2,604,667	$1.76	2,995,000	$1.49

Options exercisable at year-end	1,805,226	$1.39	1,935,002	$0.95

The following table summarizes the stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$0.45	217,500	$0.45	4.1	217,500	$0.45
$0.77 to $0.95	382,500	0.82	4.0	382,500	0.82
$1.18 to $1.62	818,000	1.35	2.0	814,667	1.35
$2.30 to $2.75	1,021,667	2.33	3.7	340,558	2.33
$3.98 to $5.24	165,000	4.25	4.3	50,001	4.15
Total	2,604,667	$1.76	3.3	1,805,226	1.39

d)

Employee Share Purchase Plan

On January 1, 2003, the Company initiated an employee share purchase plan (the “Plan”), whereby the Company is authorized to match employees’ purchases under the Plan from a minimum of two percent to a maximum of five percent of the employees’ regular gross earnings, through the issuance of common shares of the Company, for all full-time employees.  Compensation expense is recognized when shares are issued under the Plan and an equal amount is recorded as share capital.  Shares are issued from Treasury to employees at the weighted average market price for the month immediately preceding the date of purchase of the Company’s shares.  The maximum number of common shares which can be issued under the plan is 500,000, of which 181,169 have been issued to December 31, 2005.  Compensation costs of $87,012 (2004 - $ 79,006) has been expensed during the year.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

e)

Normal Course Issuer Bid

Pursuant to Normal Course Issuer Bids, the Company acquired 222,900 (2004 – 260,100) common shares at an average price of $5.21 (2004 - $2.41) per share.  The excess of cost of reacquisition over stated value of $916,929  (2004 - $416,550) has been charged against retained earnings.  At December 31, 2005, a maximum of 3,353,500 common shares may be acquired by the Company until September 11, 2006 under the present Normal Course Issuer Bid.

f)

Stock-based Compensation Expense

The fair value of stock options granted during 2005 was estimated on the dates of grant using the Black-Scholes option-pricing method with the following assumptions:

Risk free interest rate of 3.12 to 3.48% (2004 - of 3.67 to 3.73%)

Expected life of options of 3.5 to 4.5 years (2004 - 3.5 to 4.5 years)

Expected volatility of 67.47% to 70.69% (2004 - 30.91 to 31.72%)

Expected dividend rate of 0% (2004 - 0%)

Weighted average fair value per option granted of $2.25 (2004 - $0.70)

Compensation costs of $556,870 (2004 - $296,698) have been expensed resulting in the recognition of $556,870 (2004 - $296,698) of contributed surplus during 2005.

g)

Pro-forma Stock-based Compensation Expense

If the compensation costs for the Company’s stock option plan had been determined using the fair value method for options granted from January 1, 2002 to December 31, 2002, the Company’s pro-forma net income and retained earnings for 2005 would be reduced by $Nil (2004 - $16,396).  There would be no change in net income per share or diluted net income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model are as follows:

Risk free interest rate of 4.1%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

Fair value per option granted of $0.60

9.

Income per share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 38,755,860 (2004 – 31,614,549).

A reconciliation of the denominators for the per share calculations is outlined below:

	2005	2004
Basic weighted average shares	38,755,860	31,614,549
Effect of dilutive stock options and warrants	1,789,440	1,394,406
Dilutive weighted average shares	40,545,300	33,008,955

There is no change in the numerator in the calculation of diluted net income per share for either year.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

10.

Financial instruments

a)

Fair Values

The fair values of the Company’s accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.  The fair value of investments at December 31, 2005 is $8,503,467 (2004 - $8,712,159).

The fair value of bank debt approximates its carrying value as it bears interest at market rates.

b)

Credit Risk

The majority of the Company’s accounts receivable are due from joint venture partners in the oil and gas industry and from purchasers of the Company’s oil and natural gas production.  The Company generally extends unsecured credit to these customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any credit loss in the collection of accounts receivable to date.

c)

Interest Rate Risk

The Company is exposed to interest rate cash flow risk to the extent that its bank debt is at a floating rate of interest.

d)

Commodity Price Risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.  Currently, no such instruments have been initiated.

e)

Currency Risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

11.

Commitments

The Company has obligations under operating leases for office space and transportation obligations as follows:

2006	$219,997
2007	219,997
2008	171,371
2009	73,839
2010	73,839
Thereafter	12,306

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

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

In computing consolidated net income for U.S. GAAP purposes, the Company recorded additional depletion in prior years as a result of the application of the ceiling test.  These charges were not required under the Canadian GAAP ceiling test.  As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.  No ceiling test write-down is required under Canadian GAAP or U.S. GAAP as at December 31, 2005 and 2004.

Effective January 1, 2004, the Canadian Accounting Standard’s Board amended the Full Cost Accounting Guideline. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using estimated future prices and costs. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices.

b)

Income Taxes

Canadian GAAP previously required the Company to record potential future taxes using the deferral method.  However, the Canadian Institute of Chartered Accountants’ accounting standard is now similar to U.S. GAAP.

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

c)

Flow-through Shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue.  The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability (“the Premium”) until the renunciation of expenditures has occurred.  Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

recorded as share capital.  The Premium recorded as a current liability under U.S. GAAP for 2005 is $Nil (2004 - $38,400).

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

d)

Investments

Under U.S. GAAP, the Company must classify investments in equity securities that have readily determinable fair values as either available for sale or trading.  The Company’s investments are classified as available for sale as they were not acquired and are not held principally for the purposes of selling them in the near term.  These available for sale investments are revalued at the end of each period based on their fair values and any unrealized gain or loss is recorded, net of tax effects, as a component of other comprehensive income in the period.

Additionally, U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transaction and other events from non-owner sources.  Canadian GAAP does not require similar disclosure.  Comprehensive income for U.S. purposes arose on valuing the Company’s investments at their fair market value.

e)

Stock-based Compensation

Effective January 1, 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants’ new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors.  Hence, under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees, officers and directors in 2004 and 2005.  For the effect of stock-based compensation on the financial results under Canadian GAAP in 2004 and 2005, which would be the same adjustment under U.S. GAAP, see Note 8(f).

U.S. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” establishes financial accounting and reporting standards for stock-based employee compensation plans under U.S. GAAP.  The Statement requires disclosure of the pro-forma net income and net income per share as if the fair value based accounting method had been used to account for stock-based compensation costs in advance of the equivalent Canadian standard.  There are no differences for 2005.  The effects of the fair value disclosures under U.S. GAAP are as follows:

	2005		2004
	As Reported	ProForma	As Reported	ProForma
Net Income	$9,885,959	$9,885,959	$3,540,553	$3,530,702
Net income per share – Basic	$0.26	$0.26	$0.11	$0.11
– Diluted	$0.24	$0.24	$0.11	$0.11

The fair value of the options issued by the Company during 2005 and 2004 was estimated under U.S. GAAP using the same assumptions as under Canadian GAAP, as disclosed in Note 8(f).

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

f)

Variable Interest Entities

The Canadian Institute of Chartered Accountants issued a standard effective for all periods beginning on or after November 1, 2004.  This standard requires variable interest entities to be consolidated by their primary beneficiary which is similar to the Financial Accounting Standards Board’s (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities.”

At December 31, 2005, the Company did not have any variable interests in variable interest entities.

g)

Consolidated Statement of Cash Flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

h)

Consolidated Statement of Income

The Company presents the gross amount of petroleum and natural gas sales and the gross amount of royalty expenses.  Under U.S. GAAP, these items are combined and presented on a net basis.

i)

Recent Accounting Pronouncements

i)

Share-Based Payment

In 2004, FASB issued revised FAS 123 “Share-Based Payment”. This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement 123.

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

ii)

Exchange of Non-monetary Assets

In 2004, FASB issued FAS 153 “Exchange of Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange.

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

iii)

Asset Retirement Obligations

In March 2005, FASB issued Financial Interpretation 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies the timing of recognition for asset retirement obligations. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of the statement did not have a material impact on the consolidated financial statements.

iv)

Accounting Changes and Error Corrections

As of January 1, 2006 the Company will be required to adopt, for U.S. GAAP purposes, SFAS 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS 3”. SFAS 154 requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to do so. Previously, Opinion 20 required that voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. The Company does not expect this standard to have a material impact on the consolidated financial statements.

j)

Summary of Significant Differences Between U.S. GAAP and Canadian GAAP

i)

Reconciliation of Consolidated Net Income Under Canadian GAAP to U.S. GAAP

	2005	2004
Net income under Canadian GAAP	$10,202,438	$3,401,610
U.S. GAAP adjustments
Depletion, depreciation & accretion	286,161	252,743
Future tax expense on flow-through share renouncements	(73,024)	(370,500)
Future income taxes	(529,616)	256,700
Net income under U.S. GAAP	$9,885,959	$3,540,553

Net income per share
- Basic	$0.26	$0.11
- Diluted	$0.24	$0.11

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

ii)

Statements of Comprehensive Income

	2005	2004
Net income under U.S. GAAP	$9,885,959	$3,540,553
Unrealized gain (loss) on investments, net of tax effect of $(36,333) (2004 - $823,300)	(172,359)	3,892,445
Comprehensive income	$9,713,600	$7,432,998

iii)

Condensed Consolidated Balance Sheets

	2005		2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Current assets	$15,458,139	$15,458,139	$14,171,557	$14,171,557
Investments	1,707,458	8,503,467	1,707,458	8,712,159
Property and equipment	114,901,195	113,462,456	79,635,253	77,910,353
	$132,066,792	$137,424,062	$95,514,268	$100,794,069
Liabilities and Shareholders’ Equity
Current liabilities	$54,632,568	$54,632,568	$33,900,063	$33,938,463
Asset retirement obligations	3,473,144	3,473,144	2,671,657	2,671,657
Future income taxes	11,897,016	12,631,263	7,100,776	7,230,316
	70,002,728	70,736,975	43,672,496	43,840,436

Share capital	42,906,253	44,785,718	42,474,623	44,354,088
Contributed surplus	823,918	823,918	318,765	318,765
Retained earnings	18,333,893	15,464,627	9,048,384	6,495,597
Accumulated other comprehensive income	-	5,612,824	-	5,785,183
	62,064,604	66,687,087	51,841,772	56,953,663
	$132,066,792	$137,424,062	$95,514,268	$100,794,069

iv)

Non-cash working capital under U.S. GAAP

	2005	2004
Cash provided by (used for)
Accounts receivable	$ (2,010,806)	$ (5,346,486)
Prepaid expenses	669,027	(1,084,601)
Accounts payable and accrued liabilities	3,549,166	7,763,709
Income taxes payable	253,339	(429,174)
Changes in non-cash working capital	$ 2,460,726	$ 903,448

Exhibit 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with the 2005 Consolidated Financial Statements of the Company.

Reported production represents Gentry’s ownership share before the deduction of royalties. Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet to one boe. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (GAAP), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, reserve measurements and the ability to access sufficient capital from internal and external sources.

Additional information relating to the Company, including the Company’s Annual Information Form, can be found at www.sedar.com.

The date of this MD&A is March 27, 2006.

SELECTED ANNUAL INFORMATION

($thousands, except per share amounts)
	2005	2004	2003
Production revenue	64,665.2	31,717.0	24,679.8
Cash flow from operations	35,192.7	13,384.5	10,386.2
per share – basic	0.91	0.42	0.42
per share – diluted	0.87	0.41	0.40
Net income	10,202.4	3,401.6	3,040.5
per share – basic	0.26	0.11	0.12
per share – diluted	0.25	0.10	0.12
Total assets	132,066.8	95,514.3	53,472.6
Long-term financial liabilities	15,370.2	9,772.4	7,704.5

PRODUCTION AND PRICING

The majority of Gentry’s operations in 2005 were focused in Alberta. Activities were primarily directed in the Greater Princess area (Princess) of southern Alberta where the Company was able to pursue both medium gravity crude as well as natural gas production. Sedalia and Whitecourt, two other core areas in southeastern and central Alberta respectively, provided additional growth in gas production.

As a result of the growth in Alberta, the Company’s production in Saskatchewan, which contributed 22% of volumes in 2004, accounted for only 12% in 2005. Generally speaking, the Company’s non-operated,

long-life unitized interests in Saskatchewan are steady producers which have the focused attention of the operators managing their performance.

As the Company moves through 2006, gains in gas production are slated to come from Princess, Whitecourt and Sedalia, while the driving force behind increased oil production will be Princess.

Revenue Volume Price

Oil & Liquids	Revenue ($ thousands)	Volume (bbls/d)	Price ($/bbl)
2005	25,589.1	1,330	52.71
2004	13,525.0	862	42.88
2003	11,860.4	897	36.22

Natural Gas	Revenue ($ thousands)	Volume (mcf/d)	Price ($/mcf)
2005	39,076.1	11,699	9.15
2004	18,192.0	7,555	6.58
2003	12,819.4	5,330	6.59

Boe	Revenue ($ thousands)	Volume (boe/d)	Price ($/boe)
2005	64,665.2	3,280	54.01
2004	31,717.0	2,121	40.86
2003	24,679.8	1,785	37.87

Gross production revenue more than doubled in 2005 to $64.67 million from $31.72 million a year ago. Approximately $17.20 million of this increase was a result of higher sales volumes and $15.75 million was attributable to higher commodity prices.

Gentry’s natural gas sales rose 55% to 11,699 mcf/d from 7,555 mcf/d in 2004. This increase contributed $9.91 million to the change in revenue, which exceeded the $7.29 million gained on the 54% increase of oil and liquids sales to 1,330 bbls/d from 862 bbls/d a year ago.

Changes in gas pricing to $9.15/mcf from $6.58/mcf increased revenue by $10.98 million. The rise in oil and liquids pricing to $52.71/bbl from $42.88/bbl contributed another $4.77 million when compared to the prior year.

Gentry has not had any forward contracts for the sale of commodities since 2001 and none are in place for 2006.

ROYALTIES

With the increase in revenue, Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), increased to $11.87 million from $6.27 million in 2004. Expressed as a percentage of production, oil royalties were 19.9% in 2005 versus 21.2% in 2004 and gas royalties were 17.3% versus 18.6% a year ago. On a barrel of oil equivalent basis, the percentages were 18.4% in 2005 and 19.8% in 2004. The shift in production weighting from Saskatchewan to Alberta, which generally has a more favorable royalty regime for the Company’s assets, is the primary reason for the overall decrease in royalties as a percentage of revenues.

($thousands)	2005	2004	2003
Crown royalties	6,294.6	3,689.5	3,054.7
Freehold royalties	4,015.2	2,128.7	1,821.7
Overriding royalties	2,061.1	886.3	502.2
Gross royalties	12,370.9	6,704.5	5,378.6
ARTC	(500.0)	(439.5)	(311.5)
Net royalties	11,870.9	$6,265.0	$5,067.1
As a % of revenue	18.4%	19.8%	20.5%

PRODUCTION EXPENSES

Production expenses increased to $11.89 million from $7.27 million in 2004. On a barrel of equivalent basis, costs increased 6% to $9.93/boe from $9.37/boe in 2004. The high level of industry activity and tight oilfield services markets resulted in a general increase in field operating costs. Also contributing to the rise in expenses were increased trucking costs at Princess, as the Company now transports its oil a greater distance to another facility where it receives a higher price for the oil, thus increasing the overall product netbacks. Going forward, Gentry expects to reap the benefits from the recent electrification of certain facilities at Princess and realize a full year of benefits from the ownership of fluid handling batteries, also in the Princess area.

GENERAL AND ADMINISTRATIVE EXPENSES

Gentry’s general and administrative expenses increased 18% to $3.76 million in 2005 from $3.17 million in 2004. Seven percent of this increase was due to additional staff and compensation requirements while higher professional fees, due in part to increased activity and compliance costs, accounted for a 12% rise in expenses. On a barrel of oil equivalent basis, general and administrative expenses decreased 77% to $3.14/boe from $4.09/boe in 2004. Looking forward to 2006, moderate increases to gross administrative costs are expected, however, as production increases, it is anticipated that per unit costs will decline.

($thousands)	2005	2004	2003
Gross expenses	5,615.9	4,715.2	3,458.7
Recoveries	(371.5)	(375.8)	(333.1)
Capitalized	(1,489.1)	(1,165.3)	(848.0)
Net expenses	3,775.3	3,174.1	2,277.6
Net expenses ($/boe)	3.14	4.09	3.50

STOCK-BASED COMPENSATION

In 2005, Gentry’s stock based compensation expense was $644 thousand versus $376 thousand a year ago. In the most recent year, $557 thousand related to the value of vested incentive stock options while the remaining $87 thousand was the value of Gentry’s portion of the shares issued under the Company’s Employee Share Ownership Plan (ESOP). This compares to the prior year figures of $297 thousand from stock options and $79 thousand from the ESOP. A greater number of higher priced options vesting in 2005 resulted in the higher charge.

INTEREST EXPENSE

Gentry’s interest expense increased to $1.43 million in 2005 from $698 thousand in 2004. While interest rates did increase to an average of 4.4% in 2005 from 4.0% in 2004, the primary reason for the greater interest cost was the higher utilization of the Company’s credit facilities to fund its increased capital exploration programs. Whereas Gentry began and ended 2004 with $11.96 million and $17.22 million in bank debt respectively, it ended 2005 with $34.15 million in bank debt.

DEPLETION, DEPRECIATION AND ACCRETION

These charges for 2005 were $19.55 million compared with $9.05 million in the previous year. This trend is expected to continue as the Company increases its asset base through its capital programs.

On a barrel of oil equivalent basis, costs increased to $16.33/boe versus $11.65/boe in 2004.

Included in the above amounts is accretion expense, which is the amortization of the Company’s asset retirement obligations. For 2005, this expense amounted to $147 thousand, or $0.12/boe, compared to $102 thousand, or $0.13/boe, a year ago.

The Company’s depletion rate increased to 16.59% in 2005 from 12.78% in 2004 and is based on the ratio of annual production to proved reserves estimates. While production increased 55%, reserves used for the depletion calculation increased 14%, which accounted for the higher rate.

INCOME TAXES

Gentry was liable for $535 thousand in current taxes in 2005, which was a 42% decrease from the $924 thousand recorded in 2004. The reason for the decrease is that the amalgamation of Gentry with its wholly-owned subsidiary, Gentry Resources (Saskatchewan) Ltd., at the start of the second quarter allowed certain tax pools to be more efficiently applied against the Company’s consolidated income stream. On a unit of production basis, current taxes were $0.45/boe versus $1.19/boe a year ago.

Future taxes increased substantially to $4.80 million in 2005 from $560 thousand in 2004. On a unit of production basis, future taxes for 2005 equated to $4.00/boe versus $0.72/boe in 2004. The increase was largely due to the use of more tax pools to keep current taxes at lower levels.

As a result of flow-through financings in 2004, Gentry agreed to renounce $2.82 million of Canadian exploration expenditures in 2004. Of the total, $2.50 million was incurred in 2004 and the remaining $320 thousand was spent in the first quarter of 2005.

At the end of 2005, Gentry had approximately $76.90 million of accumulated tax pools available for deduction against income in future years.

($thousands)	Available balance	Maximum Annual deduction (%)
Canadian oil and gas property expense	$31,974.4	10
Canadian development expense	14,877.4	30
Canadian exploration expense	5,078.4	100
Foreign exploration and development expense	214.6	10
Undepreciated capital cost	23,479.6	20-100
Cumulative eligible capital	59.6	7
Financing costs	1,212.2	20
Total	$76,896.2

CASH FLOW AND NET INCOME

In 2005, cash flow from operations reached a record high of $35.19 million, an increase of 163% from $13.38 million in 2004. This increase was largely achieved from higher net revenues as a result of increases in production and commodity prices.

Net income tripled to $10.20 million from $3.40 million in 2004. In assessing the change in net income, the positive impact of the extra $21.81 million in cash flow was greatly reduced by the additional $10.50 million in depletion, depreciation and accretion charges and $4.24 million in future taxes.

On a per share basis, cash flow was $0.91 per share ($0.87 diluted) in 2005 compared to $0.42 ($0.41 diluted) in 2004. Net income was $0.26 per share ($0.25 diluted) versus $0.11 per share ($0.10 diluted) a year ago.

CORPORATE NETBACKS

($/boe)	2005	2004	2003
Selling price	54.01	40.86	37.87
Royalties (net of ARTC)	(9.91)	(8.07)	(7.78)
Production expenses	(9.93)	(9.37)	(8.54)
Operating netbacks	34.17	23.42	21.55
Administration	(3.14)	(4.09)	(3.50)
Interest	(1.19)	(0.90)	(0.74)
Current taxes	(0.45)	(1.19)	(1.44)
Other income	-	-	0.07
Cash flow	29.39	17.24	15.94
Depletion and depreciation	(16.33)	(11.65)	(10.86)
Future taxes	(4.00)	(0.72)	(0.13)
Non-cash compensation	(0.54)	(0.49)	(0.27)
Other expenses	-	-	(0.01)
Net income	8.52	4.38	4.67

CAPITAL EXPENDITURES

Net capital expenditures increased 24% in 2005 to $53.85 million from $43.40 million in 2004. The increase was due to a record level of activity for the Company as it increased drilling in all of its core exploration areas; pursued an aggressive land acquisition program to facilitate further exploration activities; and acquired and built additional infrastructure to bring new volumes onstream.

($thousands)	2005	2004	2003
Drilling and completions	$26,050.4	$11,773.5	$ 9,723.8
Facilities and equipping	13,170.9	6,403.3	4,208.4
Land and seismic	5,508.9	7,359.8	4,160.4
Acquisitions, net	7,606.8	16,571.0	2,503.6
Capitalized Expenses	1,489.1	1,165.3	848.0
Other	28.1	128.5	209.3
	53,854.2	$43,401.4	$21,653.5

The 2004 acquisition costs included the $16.25 million purchase of interests in the Princess/Bantry area, which was followed up by an $8 million purchase (before adjustments) of additional interests at Princess in the first quarter of 2005. The 2004 acquisition included approximately 275 boe/d of production and 120 sections of undeveloped land net to Gentry, while the 2005 acquisition included approximately 195 boe/d of production net to Gentry.

The Company drilled or participated in 88 gross wells (57.9 net) in 2005 with a success rate of 94% (92% net). This compares to 52 gross wells (33.5 net) and a success rate of 85% (86% net) in 2004.

NET ASSET VALUE

At December 31, 2005, the Company’s net asset value, based on a 10% discount on future cash flow, equated to $6.20 per share compared with $4.04 per share in 2004. The following is a summary of the net asset value calculation, discounted at 10%:

($thousands, except per share amounts)	2005	2004	2003
Reserves	$235,376	$129,322	$59,048
Undeveloped land and seismic[1]	35,945	37,101	9,960
Investments[2]	8,488	8,698	3,827
Net debt	(39,174)	(19,729)	(13,443)
Net Asset Value	240,635	$155,392	$59,392

Common shares outstanding	38,831	38,471	27,353

Net asset value per common share	$6.20	$4.04	$2.17

  (1) internal estimate
  (2) market value as at December 31

LIQUIDITY AND CAPITAL RESOURCES

After completing two financings with underwriters and one minor financing with the management group in 2004, Gentry did not access the equity markets in 2005.

Gentry began the year with 38,471,234 common shares issued and outstanding. During 2005, the Company issued 546,167 shares on the exercise of incentive stock options ($0.84 per share); 36,298 shares were issued pursuant to the Company’s employee share purchase plan ($4.79 per share); and 222,900 shares were repurchased and cancelled pursuant to the Company’s Normal Course Issuer Bid ($5.22 per share). As a result of these changes, Gentry ended the year with 38,830,799 common shares issued and outstanding. As of the date of this MD&A, 38,595,880 common shares were outstanding and a further 2,581,067 shares were reserved for issuance pursuant to the exercise of outstanding incentive stock options (at an average price of $1.77 per share).

Gentry’s year-end net debt was $39.17 million compared with $19.73 million at the end of 2004. Gentry’s credit limit stands at $50 million and is reviewed semi-annually. The limit is currently being reviewed based upon the Company’s December 31, 2005 Reserves Report.

CONTRACTUAL OBLIGATIONS

In the normal course of business, Gentry has entered into the following contractual obligations and commitments:

($thousands)	2006	2007	2008	2009	2010	Thereafter	Total
Office lease	173.5	173.5	159.1	-	-	-	506.1
Firm transportation	46.5	46.5	12.3	73.8	73.8	12.3	265.2
	220.0	220.0	171.4	73.8	73.8	12.3	771.3

FOURTH QUARTER RESULTS

Gentry’s financial and operating highlights from the fourth quarter of 2005, as compared with the fourth quarter of 2004, are summarized below:

Three months ended December 31	2005	2004	% change
Financial ($thousands)
Gross revenue	22,164.6	9,193.1	141
Royalties, net of ARTC	3,947.8	1,917.2	106
Production expenses	3,473.6	2,682.1	30
Administrative	1,536.5	1,113.6	38
Current taxes	101.8	213.8	(52)
Cash flow	12,725.6	3,028.8	320
Depletion, depreciation and accretion	8,715.9	2,934.9	197
Future taxes (recovery)	1,169.7	(556.0)	n/a
Stock-based compensation	102.8	148.7	(31)
Net income	2,737.1	501.2	446
Capital expenditures, net	19,742.6	11,095.0	78
Production
Oil & Liquids (bbls/d)	1,486	960	55
Gas (mcf/d)	14,189	8,869	60
Barrels of oil equivalent	3,851	2,439	58
Pricing
Oil & Liquids ($/bbl)	52.27	43.34	21
Natural gas ($/mcf)	11.50	$6.57	75
Boe ($/boe)	62.56	$40.98	53

The 141% growth in production revenue in the fourth quarter of 2005, when compared to the fourth quarter of 2004, came from increased sales volumes as well as increased pricing for both gas and oil and liquids. As expected, royalty expense also increased, but by less than the same percentage for the same reasons as described on the annual basis. Production expenses increased with the higher production volumes and administrative expenditures also increased with the greater level of activity. Based largely on the above reasons, cash flow was up 320% over the comparative fourth quarter.

Depletion, depreciation and accretion increased substantially in the fourth quarter of 2005. The larger asset base combined with a higher depletion rate is the reason for the increased provision. Future taxes also increased significantly as the Company continued to utilize its tax pools to reduce its taxable income and current taxes.

Deducting the depletion and future tax provisions from cash flow, as well as stock-based compensation, gives net income of $2.73 million in the fourth quarter of 2005, a substantial increase from the $501 thousand recorded in the fourth quarter of 2004.

Capital expenditures increased significantly to $19.74 million from $11.09 million a year ago. Drilling and completions were up 86% to $11.92 million while expenditures on facilities and equipping were up 69% to $5.44 million as the Company participated in 29 wells (19.6 net) and completed the electrification and tie-in of certain facilities at Princess.

SELECTED QUARTERLY INFORMATION

	2005				2004
(Three months ended)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Production
bbls/d	1,486	1,291	1,295	1,246	960	808	808	870
mcf/d	14,189	11,177	10,512	10,889	8,869	7,753	6,663	6,919
boe/d	3,851	3,154	3,047	3,061	2,439	2,100	1,919	2,023
Financial ($thousands except per share amounts)
Production revenue	$22,164.6	$17,685.1	$12,832.0	$11,983.5	$9,193.1	$8,019.9	$7,438.0	$7,066.0
Cash flow from operations	12,725.6	10,091.2	6,596.8	5,779.1	3,028.8	3,870.5	3,330.5	3,154.7
per share - basic	0.33	0.26	0.17	0.15	0.09	0.11	0.11	0.12
per share - diluted	0.31	0.25	0.16	0.14	0.08	0.11	0.10	0.11
Net income	2,737.1	4,335.6	1,843.2	1,286.4	501.2	1,114.7	1,128.0	657.6
per share - basic	0.07	0.11	0.05	0.03	0.01	0.03	0.04	0.02
per share - diluted	0.07	0.11	0.05	0.03	0.01	0.03	0.04	0.02

2006 OUTLOOK

Gentry’s Board of Directors has approved the 2006 budget of $43 million. Approximately $26 million is slated for drilling and completions, $9 million for facilities and the remainder for land and seismic expenditures. This budget will be funded entirely from corporate cash flow and is based on average production of 4,900-5,100 boe/d; oil prices of U.S.$52.00/bbl; and gas prices of $7.50/mcf.

CRITICAL ACCOUNTING ESTIMATES

Gentry is required to make certain assumptions and estimates in the application of GAAP that may have a significant impact on the financial results of the Company. The following is a discussion of the estimates that are critical to Gentry’s consolidated financial statements.

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

Reserve estimates can have a significant impact on net income and the carrying value of property and equipment as they are the key component in the calculation of both depletion and depreciation and the ceiling test. Revisions to reserve estimates could result in a higher or lower depletion, depreciation and accretion expense being charged to net income while downward revisions to reserve estimates could result in a write down of property and equipment based on the ceiling test.

One hundred percent of Gentry’s reserves were evaluated by the independent engineering ..rm of Martin Brusset & Associates. This evaluation requires significant estimates to be made on various engineering data as well as future production rates, capital expenditures and commodity prices, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its estimates of reserves will be revised, either upwards or downwards, based on future drilling, testing, production rates and commodity forecasts.

Asset Retirement Obligations

Gentry estimates the fair value of each asset retirement obligation. The obligation is based on current regulations, costs, technologies and industry standards and is calculated using estimates for the timing of abandonment, inflation and a credit-adjusted risk-free interest rate. The discounted obligation is initially capitalized as part of the carrying amount of the property and equipment and a corresponding liability is recognized. The increase in property and equipment is depleted and depreciated on the same basis as the remainder of the property and equipment. The liability is accreted against income, until it is settled or the property is sold, and is included as a component of depletion, depreciation and accretion expense.

Retirement obligations can have a material impact on the consolidated balance sheets and consolidated statements of income of the Company. Revisions to any or all of the aforementioned factors and estimates used in calculating the obligation may result in changes to the carrying value of property and equipment and the related liability, as well as the depletion, depreciation and accretion expense charged to net income. The Company expects that over time its estimate of its asset retirement obligations will be revised, either upwards or downwards, based on future regulations, costs, technologies, industry standards, timing of abandonment and interest and inflation rates.

Stock-based Compensation

Gentry follows the fair value method of accounting for its stock-based compensation arrangements relating to stock options grants. The Company recognizes a compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option-pricing method and amortizes the expense over the vesting period of the options. The Black-Scholes method requires estimates for the volatility of the Company’s stock, a risk-free interest rate, an expected dividend rate and the expected life of the options. Changes in these estimates will change the fair value of the option and affect the compensation expense recorded in the consolidated financial statements.

Other Accounting Estimates

Gentry follows the accrual method of accounting which requires the Company to incorporate certain estimates in its financial and operating results. This includes estimates of revenues, royalties, production expenses, administrative costs and capital items for specific reporting periods for which actual results have not yet been received. Gentry ensures that the personnel with the most knowledge of the relevant activities are responsible for the estimates, which are then reviewed for reasonableness. Past estimates are also compared to actual results in order to make more informed decisions when accruing future amounts.

NEW ACCOUNTING STANDARDS

During the past and upcoming years, a number of changes to financial reporting requirements have been introduced. The following outlines the most notable changes and those which have, or may have, the greatest impact on Gentry.

Earnings per Share

The CICA introduced handbook section 3500 – “Earnings per Share” which became effective for interim and fiscal periods beginning on or after January 1, 2005. The main feature of this section, as it currently pertains to Gentry, is that the number of incremental shares included in year-to-date diluted earnings per share (EPS) is to be computed using the average market price of common shares for the year-to-date period, rather than on a quarterly basis, as Gentry computed it in 2004. This change did not have a material effect on the Company’s diluted EPS.

Non-Monetary Transactions

The CICA introduced handbook section 3831 – “Non-Monetary Transactions” which became effective for interim and fiscal periods beginning on or after January 1, 2006. The standard requires that all non-monetary transactions be measured at fair values, rather than book values, if the transaction has commercial substance. A transaction will have commercial substance if it causes an identifiable and measurable change in the economic circumstance of the entity. For example, if a Company swaps a producing asset for undeveloped land, there would be an identifiable and measurable change in economic circumstances and the transaction would be measured at fair value. The impact of this standard cannot be measured until such time as Gentry completes a non-monetary transaction.

Financial Instruments – Recognition and Measurement

The CICA introduced handbook section 3855 – “Financial Instruments – Recognition and Measurement” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted). The standard will require Gentry to classify its financial instruments as: held for trading, held to maturity, loans and receivables, or available for sale. Gentry’s investments will be classified as available for sale and measured at fair value with gains and losses recognized in comprehensive income (see new standard below) until the asset is derecognized or becomes impaired. The Company will adopt this standard for its first annual reporting period beginning January 1, 2007.

Comprehensive Income

The CICA introduced handbook section 1530 – “Comprehensive Income” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted). The standard will require Gentry to recognize gains and losses arising from the fluctuation of the share price of its investments and include these gains and losses as a separate component in the income statement with the accumulated gains and losses shown as a separate component of shareholders equity. Currently, Gentry follows the cost method of accounting for its investment whereby no gains or losses on investments are recognized unless there has been a permanent decline in value. The impact of this new standard to the Company will be dependent on the changes in market value of Gentry’s investments. The Company will adopt this standard for its first annual reporting period beginning January 1, 2007.

Hedging

The CICA issued handbook section 3865 – “Hedges” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted). The new standard is optional, but must be applied if an entity chooses to use hedge accounting. Hedges must be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss is recognized in net income in the period of change and the carrying amount of the hedged item is adjusted for the hedged risk. For other hedges, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income. As Gentry had no hedges in place in 2005 and none are in place for 2006, these policy changes currently have no effect on the Company. Gentry has not yet determined if it will follow this optional standard.

BUSINESS RISKS AND UNCERTAINTIES

Gentry, like all companies in the oil and gas industry, operates in an environment subject to inherent risks. Gentry groups these risks into three main areas – operational, financial and regulatory.

Operational Risks

Gentry’s operational activities are focused on the Western Canadian Sedimentary Basin, a competitive environment with a number of companies exploring for hydrocarbons. The high level of activity has put pressure on the availability and pricing of supplies and materials as well as sta. and field services. Other operational risks include weather delays, mechanical or technical difficulties and exploration risks associated with finding economically viable hydrocarbon reserves. Gentry attempts to manage these risks by maintaining an inventory of certain critical equipment; conducting advance planning to manage its drilling programs in an efficient and cost effective manner; hiring experienced technical sta. and personnel to conduct its exploration programs; and maintaining a broad base of interests in different areas of the Basin.

Gentry’s field operations are also subject to health, safety and environmental risks. Gentry maintains a Health, Safety and Environmental Policy and an Emergency Response Plan which are updated bi-annually or as needed to comply with current legislation. Both are designed to protect the health and safety of all concerned persons in addition to respecting any environmental regulations. Gentry also maintains insurance covering property, drilling, pollution and commercial general liability.

Financial Risks

Financial risks faced by the Company include fluctuations in commodity prices, US/Canadian foreign exchange rates, interest rates, the ability to access capital and/or debt markets and credit risks associated with its joint venture partners and purchasers. While Gentry does not hedge its production, foreign exchange rates or interest rates, it does attempt to mitigate overall financial risks by maintaining a debt to forward year’s cash flow ratio of no more than 1:1, having a flexible capital program and managing its reliance on joint venture partners.

Regulatory Risks

Gentry is subject to various policies and legislation governing the oil and gas industry. Although these policies are out of Gentry’s direct control, Gentry is a member of the Canadian Association of Petroleum Producers, which, amongst other things, is the voice of the upstream oil and gas industry in Canada. Gentry operates in a manner that is in compliance with applicable regulations and industry standards and must react to comply with changes as they occur.

Disclosure Controls and Procedures

Gentry has established certain disclosure controls and procedures to provide a reasonable level of assurance that the financial and other information required to be disclosed under applicable Securities laws is accurately prepared and disclosed within the time periods required. The Company's Chief Executive Officer and Chief Financial Officer have evaluated these controls and procedures and concluded that at the end of the period covered by Gentry's annual filings, they are effective.

Exhibit 4

[LETTERHEAD OF COLLINS BARROW CALGARY LLP]

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Gentry Resources Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2005, of our audit report dated March 24, 2006, on the consolidated balance sheets of Gentry Resources Ltd. as at December 31, 2005 and 2004, and the consolidated statements of income and retained earnings and cash flows for the years then ended, to be filed with the United States Securities and Exchange Commission.

/s/ Collins Barrow Calgary LLP

Collins Barrow Calgary LLP

Chartered Accountants

Calgary, Alberta, Canada

March 31, 2006

Exhibit 5

[LETTERHEAD OF MARTIN & BRUSSET ASSOCIATES]

CONSENT OF MARTIN & BRUSSET ASSOCICATES

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2005 (the “Annual Report”) of Gentry Resources Ltd. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Oil and Natural Gas Reserves” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report dated March 23, 2006 entitled “Evaluation of the Oil and Gas Reserves Owned by Gentry Resources Ltd. Effective January 1, 2006” which the Company used, or directly quoted from, in preparing summaries concerning its oil and natural gas reserves, which appear in such Annual Report.

Martin & Brusset Associates

/s/ S. Neil Sedgwick

Name:  S. Neil Sedgwick, B.Sc., P. Eng.

March 31, 2006

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

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 (b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:  March 31, 2006

/s/ Hugh G. Ross

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

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 (b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:  March 31, 2006

/s/ Ketan Panchmatia

Ketan Panchmatia, Vice President, Finance and Chief Financial Officer

Exhibit 7.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Gentry Resources Ltd. for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 31, 2006

/s/ Hugh G. Ross

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Gentry Resources Ltd. for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 31, 2006

/s/ Ketan Panchmatia

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