Form 40-F
period 2006-12-31
GENTRY RESOURCES LTD
filed 2007-04-20
CIK 1067483

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

___

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/06

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

38,811,130 Common Shares without Par Value

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

The actual results of the Company and its subsidiaries could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in the Company’s Annual Information Form for the year ended December 31, 2006 included herewith as Exhibit 1.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars.  On December 29, 2006, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8582, and on December 30, 2005, the rate was Canadian $1.00 = U.S. $0.8579.

PRINCIPAL DOCUMENTS

Annual Information Form

The Annual Information Form of Gentry Resources Ltd. (the “Company”) for the year ended December 31, 2006 is included herein as Exhibit 1.

Audited Annual Financial Statements and

Management Discussion and Analysis

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2006 and 2005, including the auditors’ report thereon dated March 20, 2007, are included herein as Exhibit 2.  Please refer to Note 11 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis and Financial Review

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2006 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.  In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the assessment, a deficiency in the control system has been identified.  As a small organization, and similar to other small organizations, the Company’s staff and management is composed of a small number of individuals such that it is not economically feasible to achieve a complete segregation of duties.  As a result, the recording of certain financial transactions are not always subject to a complete independent review which in turn leads to an increased probability that an error or material misstatement to the annual or interim consolidated financial statements would not be prevented or detected.  As a result, management has determined that this control deficiency may constitute a material weakness and accordingly management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2006 based on the criteria set forth in the COSO framework.  Subsequent to December 31, 2006, the Company has hired additional staff which will assist with the financial transaction recording and review processes.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

C.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit and Risk Management Committee (the “Audit Committee”) established by the Board of Directors.  The members of the Audit Committee are Michael Halvorson, A. Bruce Macdonald and Dean Prodan.  The Board has not designated a member of the Audit Committee as an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  The Board believes that such a designation is not necessary at this time because the members of the Audit Committee are all financially literate as defined under Canadian regulations and each has current or prior experience serving on audit committees of publicly traded companies.  Accordingly, the Board believes that the Audit Committee as currently constituted has ample capability to discharge its advisory functions, duties and responsibilities as set forth in the Committee’s charter including financial statement review and responsibilities relating to the review and evaluation of the Company’s external auditors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Collins Barrow Calgary LLP, Chartered Accountants (“CBC”) to the Company in each of the fiscal years ended December 31, 2006 and 2005 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees (1)	$ 173,000	$ 115,300
Audit-Related Fees (2)	15,500	4,654
Tax Fees (3)	-	-
All Other Fees (4)	-	5,500
Totals	$ 188,500	$ 125,454

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

(4)  “Other Fees” represent fees for corporate tax planning services.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for the year ended December 31, 2006 were pre-approved by the Audit Committee.  The Audit Committee reviews with CBC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section of this Annual Report on Form 40-F entitled “Principal Documents”, in Management’s Discussion and Analysis for the year ended December 31, 2006, under “Contractual Obligations”.

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

B.

Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2005.

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form for the year ended December 31, 2006

2.

Audited Consolidated Financial Statements for the years ended December 31, 2006 and 2005, together with the auditors’ report thereon dated March 20, 2007 (Note 11 to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.

Management Discussion and Analysis and Financial Review for the year ended December 31, 2006

4

Consent of Collins Barrow Calgary LLP, Chartered Accountants

Consent of Sproule Associates Limited

6.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6

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

April 17, 2007

Exhibit 1

ANNUAL INFORMATION FORM

YEAR ENDED DECEMBER 31, 2006

March 28, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

iii

ABBREVIATIONS AND CONVERSION

iv

PRESENTATION OF GENTRY'S OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION

v

FORWARD LOOKING STATEMENTS

viii

CORPORATE STRUCTURE

1

GENERAL DEVELOPMENT OF THE BUSINESS

1

Gentry's Development over the Last Three Years

1

RECENT DEVELOPMENTS

3

DESCRIPTION OF THE BUSINESS

3

General

3

Principal Producing Properties

3

Summary of Production from Principal Producing Properties

Marketing and Risk Management Arrangements

Oil and Natural Gas Reserves

Summary of Reserves & Future Net Revenue

8

Additional Information Concerning Future Net Revenue

10

Pricing Assumptions

10

Reconciliation of Reserves

11

Reconciliation of Changes in Net Present Value of Future Net Revenue

11

Undeveloped Reserves

12

Future Development Costs

12

Oil and Natural Gas Wells and Properties

12

Unproved Properties

13

Exploration and Development Activities

13

Production Estimates

13

Quarterly Production History

14

Quarterly Netback History

14

Abandonment and Reclamation Costs

15

Tax Horizon

15

Costs Incurred

15

Environmental and Safety Matters

15

Insurance

16

Future Commitments

16

Human Resources

16

DIVIDENDS

17

- i -

DESCRIPTION OF CAPITAL STRUCTURE

17

Common Shares

17

Preferred Shares

17

Shareholder Rights Plan

17

Normal Course Issuer Bid

17

INDUSTRY CONDITIONS

18

Pricing and Marketing - Oil

18

Pricing and Marketing - Natural Gas

18

The North American Free Trade Agreement ("NAFTA")

18

Provincial Royalties and Incentives

19

Land Tenure

20

Environmental Regulation

21

RISK FACTORS

21

Industry Risks

21

Regulation of Industry

22

Possible Income Tax Changes

22

Need for Future Financings

22

Property Title

22

Recovery and Reserve Estimates

23

Competition

23

Conflicts of Interest

23

Reliance on Management

23

Absence of Dividends

23

MARKET FOR SECURITIES

24

DIRECTORS AND OFFICERS

24

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

25

INTERESTS OF EXPERTS

26

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

"Sproule" means Sproule Associates Limited, an independent firm of Geological and Petroleum Engineering Consultants, Calgary, Alberta;

"Sproule Report" means the independent consultants' evaluation of Gentry's oil and natural gas properties prepared by Sproule dated March 02, 2007 and effective as of December 31, 2006; and

"TSX" means the Toronto Stock Exchange.

All information in the Annual Information Form is presented as at December 31, 2006 unless otherwise indicated.

- iii -

ABBREVIATIONS AND CONVERSION

In this Annual Information Form, the following abbreviations have the meanings set forth below.

AECO	Encana Corporation interconnect with the Nova System, the Canadian benchmark for natural gas pricing purposes	GJ Mbbls	gigajoules one thousand barrels
		MBOE	one thousand barrels of oil equivalent
bbls	barrels, with each barrel representing 34.972	Mcf	one thousand cubic feet
	Imperial gallons or 42 U.S. gallons	Mcf/d	one thousand cubic feet per day
bbls/d Bcf	barrels per day billion cubic feet	MMbbls	one million barrels
		MMBOE	one million barrels of oil equivalent
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

Note to Reader Regarding Oil and Natural Gas Information and National Instrument 51-101

The oil and natural gas operational and reserves information contained in this Annual Information Form contains the information required to be included in the Statement of Reserves Data and Other Oil and Gas Information pursuant to National Instrument 51-101 adopted by the Canadian securities regulatory authorities and is presented in accordance with Form 51-101F1.  Readers should also refer to the Report on Reserves Data by Sproule attached hereto as Exhibit "A" and the Report of Management and Directors on Oil and Gas Disclosure attached hereto as Exhibit "B".  The effective date for the Statement of Reserves Data and Other Oil and Gas Information contained in this Annual Information Form is December 31, 2006 and the information contained in the Annual Information Form has been prepared as of March 28, 2007.

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

Description of Price and Cost Assumptions

"Constant prices and costs" means prices and costs used in an estimate that are:

(i)

the Corporation's prices and costs as at December 31, 2006, held constant throughout the estimated lives of the properties to which the estimate applies; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

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

- viii -

GENTRY RESOURCES LTD.
Annual Information Form for the Year Ended December 31, 2006

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

The head office and registered office of Gentry is located at Suite 2500, 101 – 6th Avenue SW, Calgary, Alberta, T2P 3P4.

On April 01, 2005, Gentry amalgamated with its wholly-owned subsidiaries, Gentry Resources (Saskatchewan) Ltd and Gentry Income Funds Inc and continued to operate as Gentry Resources Ltd.  Gentry currently has one wholly-owned inactive subsidiary, Gentry Resources (West Africa) Inc., which was incorporated under the ABCA.  As at December 31, 2006, Gentry also owns a 7.5% interest in the outstanding common equity of Stratic Energy Corporation ("Stratic"), a TSX Venture Exchange listed company which was continued under the Yukon Act.

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

Gentry's Development over the Last Three Years

Developments in 2004

Exploration success at Princess led to the development of two new fields in 2004, the Nisku gas field and the Tilley oil field.  Gentry increased its land position in Princess to 170 gross sections, largely through a $16.25 million acquisition in September that included approximately 275 boe/d of production and two large blocks of land totalling 155 sections.

The lands are “Grant Lands” and as such have no expiration of the mineral rights for lands that are not on production.  The lands are split between two land blocks. The larger of the two is at Bantry comprising 124 sections of land, of which the Company owns an average of 75% or 93 net sections.  The mineral interests held on these lands include rights below the basal Mannville, or more specifically, all Paleozoic rights.  The second land block is at Princess (just north of Bantry) where Gentry acquired 31 sections of land, of which the Corporation controls an average of 86% or 27 net sections.  Similar to Bantry, the mineral rights included in the Princess area are rights below the basal Mannville.  The cost of this transaction was financed in part through the $12.5 million financing completed in the second quarter as well as through bank credit facilities.

In the Princess sub-area of Tide Lake/West Tide Lake, Gentry’s drilling program yielded two Pekisko oil pools as well as significant sweet gas production.  Construction of a sweet gas pipeline and a gas plant was completed in December to help alleviate facility restrictions that were plaguing the area in 2004.

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

Gentry closed two financings with underwriters and one with the management group in 2004.  In the first two financings, 9.5 million shares were issued at a weighted average price of $2.40 per share and one million shares were issued on a flow-through basis at $2.50 per share for total combined proceeds of $25.33 million.  The management group financing consisted of 80,000 shares issued on a flow-through basis at $4.00 per share.  The proceeds from each financing were initially applied to Gentry’s bank indebtedness and then drawn upon to fund capital commitments as required.

Developments in 2005

In 2005, 48% of Gentry’s production, or 1,580 boe/d, was derived from the Greater Princess area.  In January, a Gentry operated five mmcf/d sweet gas plant came onstream at West Tide Lake, followed by the acquisition of a large oil facility which handles all of Gentry’s Pekisko oil production from the area.  At Tilley, Gentry completed the construction of battery with a 10,000 bbl/d handling capacity.  In late 2005, construction was completed on a nine mmcf/d third party sour gas plant adjacent to Gentry’s Nisku field.  All of these capital projects helped alleviate production restrictions which have hindered production from the Greater Princess area over the past few years.

Gentry concluded two asset transactions in the Greater Princess area in 2005, the production from which are reflected in the above numbers.  At the end of the first quarter, Gentry acquired an additional 22% interest in the Tilley oil field for the sum of $8.08 million.  Production from the acquisition was approximately 195 boe/d net to Gentry and increased the Corporation’s interest in the field to approximately 72%.  In the second transaction, Gentry exchange its interest in a non core unit and two shallow gas wells for a battery and five sections of land at West Tide Lake.

At Sedalia, Gentry increased its landholdings to 80,248 acres and drilled 27 wells with a success rate of 92%.  The Corporation expanded out from its initial operational area to other properties with a view to drill deeper horizons targeting larger reservoirs and higher production rates.  Production of four mmcf/d at year-end was limited by capacity constraints although those restrictions eased such that Gentry flowed 5.5 mmcf/d to four separate third party processing facilities early in 2006.

Whitecourt is the Corporation’s higher risk, higher reward area.  Gentry participated in five wells resulting in two gas wells (0.5 net).  The most recent discovery well encountered a new gas pool and opened up a new play concept which was first identified on a 3D seismic survey which was shot in early 2005.  Production from the Whitecourt area averaged 187 boe/d net to Gentry.

The non-operated West Provost area saw the completion of an 18-well gas development drilling program in 2005.  Gas production from the area reached 1.2 mmcf/d net to Gentry once all the wells were been tied-in.

Developments in 2006

The Corporation’s activities were dominated by two farm-in agreements totalling 230 sections in the Princess area.  Gentry focused on meeting the commitments for these agreements, with first commitment of seven wells being completed within 60 days of signing.  The second commitment of 13 exploration wells is ongoing and expected to be completed by August, 2007.

The two agreements provide Gentry with an estimated 146,990 acres or 230 sections of petroleum and natural gas rights in the Mississippian aged Pekisko formation. Approximately 200 of those sections also include all rights in the Nisku formation. With this farm-in Gentry controls approximately 437 mostly contiguous sections with rights predominantly in the Pekisko and deeper formations in the Princess area.

Gentry received a licensed copy of the farmor’s proprietary 3D seismic covering an area of approximately 224 square miles, a vast majority of the farm-in lands. Costs of the seismic data are agreement specific and are discussed below.  Gentry owns or has access to 3D coverage over most of its entire 437 section block.

The first agreement, or development agreement, encompasses approximately 26.5 sections (16,960 acres) of development fairway.  These are lands that infill or are situated within 2 miles of existing Gentry-owned and operated infrastructure at Tilley and West Tide Lake.  Gentry drilled its seven commitment wells in the second quarter.  The earned lands have a five year term, after which any unearned lands will revert to the farmor. All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

The second agreement, or exploration agreement, encompasses approximately 203 sections (approximately 130,029 acres) and lies south of the West Tide Lake Pekisko oil pool and east of Gentry’s Bantry block.  Under the terms of this agreement Gentry has agreed to drill 13 exploration wells, the last of which well must be drilled by August 31, 2007.  The agreement provides for rolling options to earn the remainder of the farm-in lands.  Each earning well will earn a six section block and each block will be chosen after the earning well is drilled and evaluated.  Each earned six section block will have a seven year term, after which the unearned lands will revert to the farmor.  All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

RECENT DEVELOPMENTS

Due to operational issues at Princess and Red Willow late in the fourth quarter of 2006 and early in the new year, Gentry’s 2007 first quarter production is being impacted by approximately 700 boe/d, making current production roughly 3,700 boe/d.  First quarter 2007 drilling in the Princess area has resulted in discoveries which, when placed on stream late in the second quarter, should add approximately 700 boe/d net to the Corporation.

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

Principal Producing Properties

The following is a description of Gentry's principal producing oil and gas properties as of December 31, 2006.

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

Alberta

Joffre

The Joffre area is located approximately 10 kilometres southeast of Red Deer in south central Alberta.  Gentry owns interests varying between 10% to 40% in the area. Production from the area averaged 4 bbls/d of oil and liquids and 226 mcf/d of gas in 2006.

Princess

The Princess lands are located approximately 30 kilometres east of Brooks, in southeast Alberta.  Gentry owns interests ranging between 28% and 100% in the area. 2006 production averaged 893 bbls/d of oil and liquids and 8,084 mcf/d of gas.

Red Willow

The Red Willow lands are located approximately 270 kilometres northeast of Stettler, in east central Alberta.  Gentry owns interests ranging between 23.56% and 100% the area.  2006 production averaged 14 bbls/d and 1,587 mcf/d.

Red Willow North

The Red Willow North property is located approximately 100 kilometres east of Edmonton, Alberta.  Gentry owns interests varying from 40.4% to 75%.  The wells produced an average of 596 mcf/d of gas net to Gentry in 2006.

Sedalia

The Sedalia lands are located approximately 25 kilometres west of Oyen, in southeast Alberta.  Gentry owns interests ranging between 50% and 100% in the area.  Production in 2006 averaged 48 bbls/d of oil and liquids and 3,855 mcf/d of gas.

West Provost

The West Provost area is located approximately 20 kilometres southeast of Coronation in east central Alberta.  Gentry owns a 27.34% interest in a Gas Unit and interests varying between 18.28% and 100% in the non-unit lands. For 2006, production averaged 72 bbls/d of oil and liquids and 1,072 mcf/d of gas.

Whitecourt

The Whitecourt lands are located west-central Alberta.  Gentry owns interests ranging between 20% and 50%.  Production in 2006 averaged 10 bbls/d of oil and 846 mcf/d of gas net to the Corporation.

Saskatchewan

Baldwinton

The Baldwinton property is located approximately 70 kilometres southeast of Lloydminster. Gentry holds a 30.5% working interest in the area. Production from this area averaged approximately 33 bbls/d of crude oil in 2006.

Benson

The Benson area is located approximately 160 kilometres southeast of Regina.  Gentry has a 10.9153% working interest and a gross overriding royalty interest of 0.07% in the Benson Unit.  Gentry also has royalty interests of 1.875% and 25% of 1/150 (5-15%) respectively in two wells just outside the Unit.  The wells in this Unit produce primarily from the Midale formation.  Production from this area in 2006 was approximately 74 bbls/d of crude oil.

Dollard

The Dollard area is located approximately 300 kilometres west-southwest of Regina.  Gentry has a 3.853% working interest in the Dollard Unit and a gross overriding royalty of approximately 1.5% in the East Dollard Voluntary Unit.  Gentry’s share of production from these units averaged 86 bbls/d of crude oil and 11 mcf/d of gas in 2006.

Steelman

The Steelman area is located approximately 180 kilometres southeast of Regina.  Gentry owns interests in three units in the Steelman area, being units 1A, 4 and 5.

In the Steelman Unit 1A, Gentry holds a 2.707% working interest in the Unit.  Gentry’s share of production from this unit was approximately 16 bbls/d of crude oil and 7 mcf/d of natural gas in 2006.

In the Steelman Unit 4, Gentry holds a 13.938% working interest in the Unit.  Gentry’s share of production from this unit was approximately 74 bbls/d of crude oil and 55 mcf/d of natural gas in 2006.

In the Steelman Unit 5, Gentry holds a 19.927% working interest in the Unit. Gentry’s share of production from this unit was approximately 22 bbls/d of crude oil and 8 mcf/d of natural gas in 2006.

Summary of Production from Principal Producing Properties

During the year ended December 31, 2006, 91.1% of the Corporation's production was derived from Alberta and 8.9% from Saskatchewan.  The following table describes the Corporation's major properties and the average daily production from these properties during the year ended December 31, 2006.

	Product Type
	Light & Medium Crude Oil (bbls/day)	Natural Gas Mcf/day)	Total (boe/day)
Alberta
Joffre	4	226	42
Princess	893	8,084	2,240
Red Willow	14	1,587	279
Red Willow North	-	596	99
Sedalia	48	3,855	691
West Provost	72	1,072	251
Whitecourt	10	846	151
Other	6	278	52

Saskatchewan
Baldwinton	33	-	33
Benson	74	-	74
Dollard	86	11	88
Steelman	112	70	124
Other	46	33	51

TOTAL	1,398	16,658	4,175

Marketing and Risk Management Arrangements

In 2006, all of Gentry's sales occurred in the Canadian market.  The price of oil and gas is deregulated and is negotiated between the producers and suppliers based upon domestic and international economic and market factors (including supply and demand, oil quality, prices for competing oils, distance to market, and value of refined products). Gentry utilizes the services and expertise of various oil and gas marketers to sell its production.  No production is contracted out on terms greater than one year.  Gentry may hedge a portion of its crude oil and/or natural gas production to manage its exposure to fluctuations in the price of the product, although it did not do so in 2006.  The Corporation does not currently have a hedging program in place for 2007.

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

Oil and Natural Gas Reserves

In the Sproule Report, Sproule has evaluated all of the crude oil, NGLs and natural gas reserves associated with Gentry's properties effective as of December 31, 2006 in accordance with NI 51-101. There are no reserves evaluated or attributed to Gentry as a result of its investment in Stratic.

In preparing its report, Sproule obtained basic information from Gentry, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans.  Other engineering, geological or economic data required to conduct the evaluation and upon which the Sproule Report is based was obtained from public records, other operators and from Sproule's non-confidential files.  Information concerning the extent and character of ownership of Gentry's interests and the accuracy of all factual data supplied to Sproule by third parties was accepted by Sproule as represented.

The following is a summary, as at December 31, 2006, of the crude oil, NGLs and natural gas reserves of Gentry and the net present value of the estimated future net revenue ascribed to such reserves as evaluated in the Sproule Report, based on both forecast and constant price and cost assumptions. All future net revenues are stated prior to provision for interest, future site restoration and reclamation costs, income taxes, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures.  It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves.  There is no assurance that such price and cost assumptions will be attained and variances could be material.  The recovery and reserve estimates of Gentry's crude oil, NGLs and natural gas reserves provided herein are estimates only.  Actual reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in "Presentation of Gentry's Oil and Natural Gas Reserves and Production Information" in conjunction with the following tables and notes. Columns may not add due to rounding.

Summary of Reserves & Future Net Revenue

The following is a summary of oil and natural gas reserves and net present values of future net revenue as of December 31, 2006:

Forecast Prices and Costs

Summary of Oil & Gas Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)
Proved
Developed Producing	2,682.7	2,388.1	9.0	7.2	15,242	12,450	1,799	1,494	69.4	52.9
Developed Non-Producing	147.5	121.2	-	-	965	759	57	43	0.8	0.6
Undeveloped	97.3	76.6	-	-	3,932	3,105	98	72	17.6	13.3
Total Proved	2,927.5	2,585.9	9.0	7.2	20,139	16,314	1,953	1,609	87.7	66.8

Probable	1,086.6	903.9	1.2	1.0	12,559	9,940	889	674	73.1	57.6
Total Proved Plus Probable	4,014.1	3,489.8	10.2	8.2	32,698	26,254	2,843	2,283	160.9	124.3

Net Present Values of Future Net Revenue

	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved
Developed Producing	149,229	123,354	108,123	97,574	89,609	127,166	105,082	91,885	82,722	75,816
Developed Non-Producing	8,172	6,734	5,728	4,991	4,432	5,696	4,645	3,910	3,372	2,964
Undeveloped	16,065	13,492	11,483	9,884	8,588	11,237	9,245	7,704	6,485	5,504
Total Proved	173,466	143,580	125,333	112,449	102,630	144,098	118,971	103,498	92,579	84,284

Probable	80,665	57,296	45,130	37,126	31,347	56,743	40,057	31,304	25,527	21,354
Total Proved Plus Probable	254,131	200,875	170,463	149,575	133,977	200,841	159,028	134,802	118,106	105,638

Total Future Net Revenue (Undiscounted)
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)

Proved	370,319	62,148	120,299	5,783	8,623	173,466	29,368	144,098

Proved Plus Probable	550,560	98,941	174,964	12,788	9,736	254,131	53,290	200,841

Constant Prices and Costs

Summary of Oil & Gas Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)
Proved
Developed Producing	2,765.5	2,466.8	10.7	8.6	14,996	12,225	1,862	1,547	68.9	52.6
Developed Non-Producing	148.0	121.6	-	-	963	758	57	43	0.8	0.6
Undeveloped	99.2	78.0	-	-	3,926	3,100	99	74	17.6	13.4
Total Proved	3,012.7	2,666.4	10.7	8.6	19,885	16,083	2,018	1,664	87.3	66.5

Probable	1,131.7	941.4	2.8	2.2	12,412	9,806	935	707	73.1	57.5
Total Proved Plus Probable	4,144.3	3,607.8	13.5	10.8	32,297	25,889	2,953	2,372	160.4	124.0

Net Present Values of Future Net Revenue

	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved
Developed Producing	133,149	107,169	92,359	82,367	74,982	114,824	93,082	80,392	71,739	65,318
Developed Non-Producing	7,040	5,741	4,838	4,181	3,684	4,740	3,829	3,195	2,733	2,382
Undeveloped	11,314	9,320	7,765	6,530	5,533	7,658	6,116	4,928	3,993	3,244
Total Proved	151,503	122,230	104,962	93,078	84,199	127,222	103,027	88,515	78,465	70,944

Probable	65,077	46,836	36,798	30,076	25,189	43,661	31,320	24,417	19,764	16,372
Total Proved Plus Probable	216,580	169,065	141,760	123,154	109,388	170,884	134,347	112,932	98,229	87,316

Total Future Net Revenue (Undiscounted)
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)

Proved	317,292	51,155	101,712	5,781	7,142	151,503	24,280	127,222

Proved Plus Probable	464,583	81,214	146,148	12,741	7,899	216,580	45,696	170,884

Additional Information Concerning Future Net Revenue

The net present value of future net revenue by reserves category and production group as of December 31, 2006, using both constant and forecast prices and costs and discounted at 10% per year, is set forth below:

Future Net Revenue Before Income Taxes (Discounted at 10%/Year)

Reserves Category	Production Group	Constant Prices and Costs (M$)	Forecast Prices and Costs (M$)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	57,737	59,331
	Heavy Oil (including solution gas and associated by-products)	14	29
	Natural Gas (including associated by-products)	47,211	65,973
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	73,987	75,377
	Heavy Oil (including solution gas and associated by-products)	23	36
	Natural Gas (including associated by-products)	67,750	95,050

Pricing Assumptions

The forecast price and cost case assumes the continuance of current laws and regulations. Oil prices attributable to Gentry have been adjusted from Sproule’s reference prices below for quality while gas prices have been adjusted for heating values.  Gentry’s weighted average oil and liquids price realized in 2006 was Cdn $57.86/bbl, while the gas price was Cdn $6.63/mcf.

	Oil
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMbtu)	Pentanes Plus FOB Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gat ($Cdn/bbl)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2007	65.73	74.10	63.72	7.72	75.88	55.23	5.0	0.870
2008	68.82	77.62	66.75	8.59	79.49	57.85	4.0	0.870
2009	62.42	70.25	60.41	7.74	71.94	52.36	3.0	0.870
2010	58.37	65.56	56.38	7.55	67.14	48.87	2.0	0.870
2011	55.20	61.90	53.24	7.72	63.40	46.14	2.0	0.870
Thereafter	Generally 2% thereafter.

The constant price and cost case assumes the continuance of produce prices at December 31, 2006 and operating costs projected for 2006, and the continuance of current laws and regulations.  Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis.  The future net revenue to be received from the production of the reserves was based on the following prices and assumptions in effect as of December 31, 2006.

WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMbtu)	Pentanes Plus FOB Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gat ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
61.05	67.59	62.45	6.13	71.51	54.00	0.858

Reconciliation of Reserves

The following table reconciles the Corporation's oil and natural gas reserves (on a net basis) from December 31, 2005 to December 31, 2006, using forecast prices and costs.

Reconciliation of Net Reserves

	Light and Medium Oil			Heavy oil			Associated and Non-Associated Gas			Totals
Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (mmcf)	Probable (mmcf)	Proved Plus Probable (mmcf)	Proved (mboe)	Probable (mboe)	Proved Plus Probable (mmboe)
December 31, 2005	2,260	1,403	3,663	-	-	-	16,295	14,997	31,292	4,976	3,903	8,878
Extensions and Discoveries	628	517	1,144	-	-	-	5,449	6,777	12,226	1,536	1,646	3,182
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	356	(804)	(447)	17	1	21	2,057	(10,642)	(8,587)	716	(2,576)	(1,858)
Acquisitions	-	22	22	-	-	-	-	24	24	-	26	26
Dispositions	(176)	(72)	(248)	-	-	-	(404)	(264)	(667)	(243)	(116)	(359)
Economic Factors	(13)	(105)	(118)	-	-	(3)	(570)	(277)	(847)	(108)	(151)	(262)
Production	(402)	-	(402)	(10)	-	(10)	(4,904)	-	(4,904)	(1,229)	-	(1,229)
December 31, 2006	2,653	961	3,614	7	1	8	17,923	10,614	28,537	5,647	2,731	8,378

Reconciliation of Changes in Net Present Value of Future Net Revenue

The following table sets forth a reconciliation of changes in the net present value of estimated future revenues associated with the Corporation's net proved reserves from December 31, 2005 to December 31, 2006 using constant prices and costs and discounted at 10% per year.

Period and Factor	($thousands)
Estimated Future Net Revenue at December 31, 2005	113,799
Sales and Transfers of Oil, Natural Gas and NGLs Produced, Net of Production Costs and Royalties	(37,119)
Net Change in Prices, Production Costs and Royalties related to Future Production	(27,625)
Changes in Previously Estimated Development Costs Incurred During the Period	(14,595)
Changes in Estimated Future Development Costs	(5,109)
Extension and Improved Recovery	26,115
Discoveries	-
Acquisitions of Reserves	-
Disposition of Reserves	(4,830)
Net Change Resulting from Revisions in Quantity Estimates	12,010
Economic Factors	(1,554)
Accretion of Discount	10,536
Net Change in Income Taxes for Current Period	11,847
Net Change in Income Taxes for Future Forecast	6,435
Miscellaneous Changes	(1,396)
Estimated Future Net Revenue at December 31, 2006	88,515

Undeveloped Reserves

The following table discloses the gross volumes of undeveloped reserves, using constant prices and costs, of the Corporation as at December 31, 2006 that were first attributable to the Corporation in the following years:

	Proved Undeveloped Reserves		Probable Undeveloped Reserves
	Light and Medium Crude Oil (mbbls)	Natural Gas (mmcf)	Light and Medium Crude Oil (mbbls)	Natural Gas (mmcf)
2005	-	-	55	2,846
2006	117	4,025	437	5,294
	117	4,025	492	8,140

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

The Corporation’s undeveloped reserves are dominated by undeveloped gas reserves in Princess.  The Corporation anticipates drilling for these reserves soon after break-up in 2007.  The oil reserves are also in Princess and are expected to be drilled in 2007.

Future Development Costs

The amount of development costs deducted in the estimated net present value of future net revenue is as follows:

($000s)	Constant Prices and Costs		Forecast Prices and Costs
	Proved Reserves		Proved Reserves		Proved Plus Probable Reserves
Year	Undiscounted	Discounted at 10% /year	Undiscounted	Discounted at 10%/year	Undiscounted	Discounted at 10%/year
2007	5,771	5,502	5,771	5,502	11,981	11,423
2008	-	-	-	-	683	592
2009	-	-	-	-	-	-
2010	-	-	-	-	112	80
2011	-	-	-	-	-	-
Remaining	10	6	12	7	12	7
	5,781	5,508	5,783	5,510	12,788	12,102

The Corporation expects to fund these development costs through its internally generated cash flow and its existing credit facility.

Oil and Natural Gas Wells and Properties

The following table summarizes, as at December 31, 2006, Gentry's interests in producing wells and in non-producing wells which were not producing, but may be capable of production.  Although many wells produce both oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the proportion of oil or natural gas production.

	Producing Wells				Shut-In Wells
	Oil		Natural Gas		Oil	Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	83	54	141	74	78	68	121	88
Saskatchewan	313	28	-	-	150	19	-	-
Total	396	82	141	74	228	87	121	88

The Corporation also maintains varying interests in batteries, compressor stations and gas plants in the Princess, Sedalia and Red Willow areas.  The total number of net facilities owned by Gentry is 13.4.

Unproved Properties

The following table summarizes Gentry’s interests in developed and undeveloped properties:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Alberta	108,485	65,708	345,642	178,783	454,127	244,191
Saskatchewan	13,697	5,361	1,280	472	14,977	5,833
Manitoba	-	-	160	160	160	160
Western Canada	122,182	71,069	347,082	179,415	469,264	250,484
Quebec	-	-	376,920	37,692	376,920	37,692
Total	122,182	71,069	724,002	217,107	846,184	288,176

Acreage that Gentry has rights to explore and develop that may expire prior to December 31, 2007 total approximately 15,000 net acres.  Gentry has no material work commitments on such properties and, where Gentry determines appropriate, it can continue the leases by either making the necessary applications or performing the necessary work.  Gentry anticipates that in 2007 it will continue leases totalling approximately 5,900 net acres by either making the necessary applications or performing the necessary work.

Exploration and Development Activities

During 2006, Gentry participated in the drilling of 51 gross wells (48.0 net) with a 90% success rate (91% net).  The majority of Gentry's 2006 wells were drilled in Princess and Sedalia.  The following table summarizes the number and type of wells that Gentry drilled or participated in the drilling of for the year ended December 31, 2006.

	Number of Exploration Wells		Number of Development Wells		Total Wells
Category of Well	Gross	Net	Gross	Net	Gross	Net
Crude oil wells	9	8.3	10	9.9	19	18.2
Natural gas wells	12	11.6	10	8.9	22	20.5
Suspended wells	2	2.0	3	2.8	5	4.8
Service wells	-	-	-	-	-	-
Dry and abandoned wells	5	4.5	-	-	5	4.5
Total	28	26.4	23	21.6	51	48.0

Gentry intends to focus its development activities in the Western Canadian Sedimentary Basin.  Gentry's exploration and development activities are typically funded through debt, internally generated cash flow and issuances of Common Shares.

Production Estimates

The following tables set out the volume of the Corporation’s production estimated for the year ended December 31, 2007, which is reflected in the estimate of future net revenue disclosed in the “Summary of Reserves and Future Net Revenue” section of this Annual Information Form.

Forecast Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)

Total Proved	580.0	460.6	4.0	3.2	5,278	4,046	520	413	9.3	6.9
Total Proved Plus Probable	656.1	518.6	4.1	3.3	5,584	4,438	593	467	10.4	7.8

Constant Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)

Total Proved	579.2	459.9	4.0	3.2	5,236	4,008	518	411	9.1	6.8
Total Proved Plus Probable	655.5	518.1	4.1	3.3	5,805	4,394	591	465	10.3	7.7

No individual field accounts for more than 20% of the estimated production disclosed.

Quarterly Production History

The following table sets forth Gentry's average daily production volumes, on a company interest basis, for each fiscal quarter in 2006 and for the entire year.

	Year Ended December 31, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Light and medium oil (bbls/d)	1,317	1,289	1,538	1,447	1,398
Natural gas (mcf/d)	16,792	18,139	14,388	17,331	16,658
Total (boe/d)	4,116	4,312	3,936	4,335	4,175

Quarterly Netback History

The following tables set forth Gentry's average netbacks received for each fiscal quarter in 2006 and for the entire year.  Netbacks are calculated on the basis of prices received before hedging on sales volumes, less related royalties and related production costs. For multiple product well types, production costs are pro-rated based on that well’s production.

	Year Ended December 31, 2006
Light and medium oil (bbls/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	51.43	67.68	61.92	50.59	57.86
Royalties	(13.39)	(10.95)	(12.59)	(19.49)	(14.20)
Production costs(1)	(9.13)	(8.46)	(11.53)	(15.51)	(11.30)
Netback	28.91	48.27	37.80	15.59	32.36

	Year Ended December 31, 2006
Natural gas (mcf/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	7.65	6.16	5.58	7.02	6.63
Royalties	(1.56)	(1.75)	(1.40)	(1.75)	(1.63)
Production costs(1)	(1.64)	(1.14)	(1.73)	(2.19)	(1.67)
Netback	4.45	3.27	2.45	3.08	3.33

	Year Ended December 31, 2006
Total (boe/d)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales price	47.67	46.14	44.59	44.94	45.83
Royalties	(10.64)	(10.64)	(10.04)	(13.49)	(11.24)
Production costs(1)	(9.62)	(7.32)	(10.83)	(13.92)	(10.44)
Netback	27.41	28.18	23.72	17.53	24.15

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

Abandonment and Reclamation Costs

The Corporation is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its natural gas and petroleum properties (including surface leases, wells, facilities and pipelines) upon abandonment. The Corporation identifies obligations related to petroleum and natural gas properties by estimating the present value of expected future costs to reclaim and abandon these properties and the timing of the costs to be incurred in future periods.  These estimates are currently based on 320 net wells and 13.4 net facilities in respect of which the Corporation expects to incur such costs.  The Corporation anticipates the total inflated amount of such costs to be approximately $9.8 million on an undiscounted basis and $3.4 million discounted at 10%.  The undiscounted amount is approximately $1.2 million higher than the abandonment figure used in the Sproule Report to calculate the future net revenue from proved reserves.  The Corporation anticipates that approximately $429,000 of abandonment and reclamation costs will be incurred in the next three financial years.

Ongoing environmental obligations will generally be funded out of cash flow.

The estimates of total Proved Reserves associated with the Gentry’s properties and the present worth of future net cash flows from such reserves contained in the Sproule Report (based on forecast prices and costs on an undiscounted basis) include expenditures of approximately $8.6 million associated with the abandonment of all wells that were assigned reserves but do not include any provision for surface lease reclamation or facility abandonment costs.

Tax Horizon

While Gentry is subject to the Saskatchewan Resource Surcharge, the Corporation anticipates, based on its current budget, that it may also be required to pay federal and provincial income taxes in the latter part of the 2007 taxation year.

Costs Incurred

The following tables summarize capital expenditures (net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation’s activities for the year ended December 31, 2006:

($thousands)
Drilling and completions	18,131
Facilities and equipping	17,414
Land and seismic	5,767
Capitalized expenses	1,469
Other	65
Expenditures, before net acquisitions	42,846
Acquisitions, net	(6,597)
Net expenditures	36,249

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

Insurance

The Corporation carries suitable insurance policies to provide protection for its working interest in its natural gas and petroleum properties. Insurance policies cover property damage and general liability. The ongoing level, type and maintenance of insurance will be determined by the Corporation based upon the availability and cost of such insurance and the Corporation's perception of the risk of loss. See "Risk Factors".

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

As at December 31, 2006, the Corporation had the following contractual obligations under office leases and firm service transportation agreements:

($thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Office lease	174	159	-	-	-	-	333
Firm service transportation	40	12	69	69	12	-	202
	214	171	69	69	12	-	535

Human Resources

At December 31, 2006, the Corporation had 23 employees.

DIVIDENDS

The Corporation has not paid dividends on the Common Shares and does not expect to pay any dividends in the foreseeable future as it intends to reinvest any earnings to fund the development and growth of its business.  Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Corporation, as well as other factors the Corporation's board of directors may deem relevant. See “Risk Factors – Absence of Dividends”.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares.  As at December 31, 2006, there were 38,811,130 Common Shares and no Preferred Shares issued and outstanding.

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

Normal Course Issuer Bid

On September 27, 2006 Gentry announced that it intended to purchase up to 3,400,000 Common Shares, representing approximately 10% of its public float, pursuant to a normal course issuer bid to be conducted over the facilities of the TSX.  The bid will expire October 01, 2007 and any Common Shares acquired pursuant to the bid will be cancelled.

Gentry's reasoning for the normal course issuer bid is that from time to time, the purchase of Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.  In addition, any purchases made by Gentry will afford increased liquidity to those shareholders of the Corporation who may wish to dispose of their Common Shares. From October 02, 2006 through to March 27, 2007, the Corporation has purchased 179,000 Common Shares at an average price of $4.37 per share under the current normal course issuer bid.  From September 12, 2005 to September 11, 2006, Gentry purchased, pursuant to a previous normal course issuer bid, 644,800 Common Shares at an average price of $5.47 per share.  These shares were subsequently cancelled.

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

In Alberta, in 2006, a producer of oil or natural gas was entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate was based on a price-sensitive formula and varied between 75% for prices at or below the royalty tax credit reference price of $100 per cubic metre decreasing to 25% for prices above the royalty tax credit reference price of $210 per cubic metre. The ARTC rate was applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC were generally not eligible for ARTC. The rate was established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.  The ARTC program has been discontinued effective January 01, 2007.

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

As at December 31, 2006, 38,811,130 Common Shares were issued and outstanding.  The outstanding Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol GNY.  The following table sets forth certain trading information for the Common Shares of Gentry on the TSX during 2006.

Month	High	Low	Close	Volume
January	$6.42	$5.60	$5.82	3,164,523
February	6.16	5.05	5.50	3,331,111
March	5.97	5.37	5.80	2,858,371
April	5.95	5.50	5.76	1,833,940
May	5.88	4.76	5.20	2,117,065
June	5.40	4.25	4.53	1,926,018
July	5.10	4.41	5.06	982,653
August	5.80	5.06	5.20	1,173,511
September	5.64	4.38	4.82	779,430
October	5.30	4.40	5.00	798,030
November	5.35	3.96	5.35	1,663,656
December	5.40	4.72	4.87	796,877

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

Name, Residence and Positions held with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned	Common Shares Under Option
Hugh G. Ross Calgary, Alberta, Canada, President, CEO and Director	President and Chief Executive Officer of the Corporation	Feb. 23, 1987	1,685,964(5) 157,483(5)	275,000
A. Bruce Macdonald(1)(2)(4) Calgary, Alberta, Canada Director	Director, Jayhawk Resources Ltd, a private oil & gas company	Nov. 13, 1995	256,450	292,500
Michael Halvorson(1)(2) Edmonton, Alberta, Canada Director	President of Halcorp Capital Ltd., a private company specializing in the raising of investment capital	Aug. 29, 1994	557,433	232,500
Walter O'Donoghue(3)(4) Calgary, Alberta, Canada Director	Former Partner, Bennett Jones LLP, a law firm	May 29, 1998	183,126	232,500
Dean G. Prodan (1)(3) Calgary, Alberta, Canada Director	Portfolio Manager, Canada Dominion Resources Limited Partnerships	May 19, 2006	50,000	75,000
Ketan Panchmatia Calgary, Alberta, Canada Chief Financial Officer, Vice-President, Finance, and Secretary/Treasurer	Chief Financial Officer, Vice-President, Finance, and Secretary/Treasurer of the Corporation	N/A	239,490	275,000

Name, Residence and Positions held with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned	Common Shares Under Option
R. Gordon McKay Calgary, Alberta, Canada Chief Operating Officer	Chief Operating Officer of the Corporation	N/A	248,403	275,000
Robert J. Poole Calgary, Alberta, Canada Vice-President, Operations	Vice-President, Operations of the Corporation	N/A	254,800	215,000
Lawrence B. Buzan Calgary, Alberta, Canada Vice-President, Land & Negotiations	Vice-President, Land & Negotiations, of the Corporation	N/A	16,095	165,000
Harley Kempthorne Calgary, Alberta Canada Vice-President, Engineering	Vice President, Engineering of the Corporation	N/A	69,400	125,000

Notes:

(1)

Denotes member of Audit and Risk Management Committee.

(2)

Denotes member of Compensation and Human Resources Committee.

(3)

Denotes member of Corporate Governance Committee.

(4)

Denotes member of Reserve Evaluation Committee.

(5)

The 1,685,964 Common Shares are held directly by Mr. Ross.  The 157,483 Common Shares are directly owned by an associate of Mr. Ross.

As at March 28, 2007, the directors and officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 3,718,644 Common Shares, representing 9.6% of the issued and outstanding Common Shares of the Corporation.

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

The information regarding the Corporation’s Audit and Risk Management Committee required to be disclosed under Multilateral Instrument 52-110 of certain Canadian securities regulatory authorities is contained in Exhibit “C” to this Annual Information Form.

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

INTERESTS OF EXPERTS

Sproule prepared the Sproule Report dated March 02, 2007 in respect of Gentry's oil and natural gas reserves, summaries of which are contained in this Annual Information Form.  As of the date of the Sproule Report, the partners, consultants, and associates of Sproule, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding shares of Gentry.

The auditors of Gentry are Collins Barrow Calgary LLP, Chartered Accountants, Calgary, Alberta.  None of the Collins Barrow Calgary LLP partners, principals, or designated professionals thereof, had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or our associates or affiliates either at the time they prepared their auditors’ report on the consolidated financial statements for the year ended December 31, 2006 or any time thereafter.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares of Gentry is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s company profile on the SEDAR website at www.sedar.com or on the Corporations website at www.gentryresources.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Corporation's information circular dated April 07, 2006 for its 2006 annual general meeting of Shareholders. Furthermore, additional financial information relating to the Corporation is provided in the Corporation's audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2006.

EXHIBIT "A"

REPORT ON RESERVES DATA BY INDEPENDENT
QUALIFIED RESERVES EVALUATOR OR AUDITOR

Terms to which a meaning is ascribed in Natural Instrument 51-101 have the same meaning herein.

To the board of directors of Gentry Resources Ltd. (the "Corporation"):

1.

We have evaluated the Corporation's reserves data as at December 31, 2006. The reserves data consist of the following:

(a)

(i)

proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

(i)

proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii)

the related estimated future net revenue.

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

4.

The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us as of December 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% discount rate)
			Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule Associates Limited	Evaluation of the P&NG Reserves of Gentry Resources Ltd., as of December 31, 2006, prepared December 2006 to March 2007	Canada	Nil	170,463	Nil	170,463

5.

In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.

We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after the preparation date.

A-1

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limtied

Calgary, Alberta

March 2, 2007

Signed: “Nora T. Stewart”

Nora T. Stewart, P.Eng.

Associate

Signed: “George Strother-Stewart”

George Strother-Stewart, P.Geol.

Associate

Signed: “Robert N. Johnson”

Robert N. Johnson

Vice-President, Engineering

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

(a)

(i)

proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

(i)

proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii)

the related estimated future net revenue.

An independent qualified reserves evaluator evaluated the Corporation's reserves data.  The report of the independent qualified reserves evaluator is presented as Exhibit "A" to the Annual Information Form of the Corporation dated March 28, 2007.

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

March 28, 2007

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

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Audit Committee are Michael Halvorson (Chair), A. Bruce Macdonald and Dean Prodan.  Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110 and all are independent committee members.

Michael Halvorson

Michael H. Halvorson, a director of the Company, is President of  Halcorp Capital Ltd., a position he has held since September 1981.  Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Orezone Resources Inc., Esperanza Silver Corporation, NovaGold Resources Inc., Radiant Resources Inc. and Pediment Exploration Ltd.  Past directorships include Western Silver Inc. and Viceroy Exploration Ltd. Mr. Halvorson is also currently on the audit committees for Strathmore Minerals Corp., Esperanza Silver Corporation and NovaGold Resources Inc.  He was also formerly on the audit committee for Orezone Resources Inc.

A. Bruce Macdonald

A director of Jayhawk Resources Ltd, a private oil and gas company, Mr. Macdonald earned his Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines. His 40 plus years of experience in the oil and gas industry was gained in Canada, the United States and Australia.  Before joining Gentry’s Board, he was Executive Vice-President with Andex Oil Co. Ltd. and its successor company, EOG Resources. Mr. Macdonald was Chairman of the Audit Committee for Stratic Energy Corporation, an international oil and gas exploration company listed on the TSX-Venture Exchange, and was a member of the Audit Committee for Sloane Petroleums Inc., a public company acquired by the Corporation in 2001.

Dean Prodan

Mr. Prodan has over 20 years of experience in Canadian oil and gas capital markets, including advising some of the largest pension and mutual funds in North America.  He is currently the portfolio manager for Canada Dominion Resources Limited partnerships and serves as a director of Macro Enterprises Inc.  Mr. Prodan has previously served on the audit committees of Marauder Resources East Coast Inc and NQL Energy Services Inc.

EXTERNAL AUDITOR SERVICE FEES

The aggregate amounts billed by Collins Barrow Calgary LLP, Chartered Accountants to the Company in each of the fiscal years ended December 31, 2006 and 2005 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees(1)	$ 173,000	$ 115,300
Audit-Related Fees(2)	15,500	4,654
Tax Fees(3)	-	-
All Other Fees(4)	-	5,500
Totals	$188,500	$125,454

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

4.

“Other Fees” represent fees for corporate tax planning services.

8

Exhibit 2

To the Shareholders of Gentry Resources Ltd.

We have audited the consolidated balance sheets of Gentry Resources Ltd. as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed "Collins Barrow Calgary LLP"

Chartered Accountants
Calgary, Alberta
March 20, 2007

GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2006 and 2005

ASSETS
	2006	2005
CURRENT
Cash and cash equivalents	$ 18,406	$ 13,090
Accounts receivable	11,992,126	14,819,088
Prepaid expenses	580,361	625,961
	12,590,893	15,458,139

INVESTMENTS (NOTE 2[c])	1,809,583	1,707,458

PROPERTY AND EQUIPMENT (NOTE 3)	127,425,551	114,901,195

	$ 141,826,027	$ 132,066,792

LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities	$ 18,858,031	$ 20,179,163
Income taxes payable	294,859	303,405
Bank debt (Note 4)	40,750,000	34,150,000
	59,902,890	54,632,568

ASSET RETIREMENT OBLIGATIONS (NOTE 5)	5,104,300	3,473,144

FUTURE INCOME TAXES (NOTE 6[a])	12,393,282	11,897,016

	77,400,472	70,002,728

SHARE CAPITAL (NOTE 7)	43,515,360	42,906,253
CONTRIBUTED SURPLUS (NOTE 7[d])	2,335,783	823,918
RETAINED EARNINGS	18,574,412	18,333,893
	64,425,555	62,064,064

	$ 141,826,027	$ 132,066,792

Commitments (NOTE 10)

Please refer to the accompanying notes.

Approved by the board:

Signed "Michael Halvorson"
Michael Halvorson
Director

Signed "Dean Prodan"
Dean Prodan
Director

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the years ended December 31, 2006 and 2005

	2006	2005
REVENUE
Production	$ 69,832,337	$ 64,665,175
Less: royalties, net of Alberta Royalty Tax Credit	(17,132,839)	(11,870,924)
	52,699,498	52,794,251
EXPENSES
Depletion, depreciation & accretion	25,481,638	19,550,137
Production	15,908,052	11,886,328
General & administrative	3,808,274	3,755,310
Interest on bank debt	2,093,392	1,425,161
Stock-based compensation (NOTE 7[b] AND 7[d])	1,835,971	643,882
	49,127,327	37,260,818

INCOME BEFORE INCOME TAXES	3,572,171	15,533,433

INCOME TAXES (NOTE 6[b])
Current	318,695	534,757
Future	496,266	4,796,238
	814,961	5,330,995

NET INCOME	2,757,210	10,202,438
Retained earnings, beginning of year	18,333,893	9,048,384
Less: excess of cost of shares acquired over stated value (NOTE 7[c])	(2,516,691)	(916,929)
Retained earnings, end of year	$ 18,574,412	$ 18,333,893

NET INCOME PER SHARE
Basic (Note 8)	$0.07	$0.26
Diluted (Note 8)	$0.07	$0.25

Please refer to accompanying notes.

 GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006 and 2005

	2006	2005
OPERATING ACTIVITIES
Net income	$ 2,757,210	$ 10,202,438
Adjustments for:
Depletion, depreciation & accretion	25,481,638	19,550,137
Stock-based compensation	1,835,971	643,882
Future income taxes	496,266	4,796,238
Asset retirement expenditures	(126,137)	(160,441)
	30,444,948	35,032,254
Changes in non-cash working capital items	4,557,570	145,741
	35,002,518	35,177,995
INVESTING ACTIVITIES
Capital expenditures	(43,283,284)	(53,854,150)
Dispositions of property and equipment	7,034,583	-
Acquisition of investments	(102,125)	-
Changes in non-cash working capital items	(3,119,841)	2,426,446
	(39,470,667)	(51,427,704)
FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	6,600,000	16,930,000
Redemption of share capital	(3,195,388)	(1,163,098)
Proceeds on issuance of share capital, net	963,697	539,071
Changes in non-cash working capital items	105,156	(111,461)
	4,473,465	16,194,512

INCREASE (DECREASE) IN CASH	5,316	(55,197)

CASH AND CASH EQUIVALENTS, beginning of year	13,090	68,287

CASH AND CASH EQUIVALENTS, end of year	$ 18,406	$ 13,090

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid	$ 2,093,392	$ 1,425,161
Income taxes paid	$ 327,241	$ 278,092

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1.

Company activities

The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.

2.

Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

a)

Principles of consolidation

On April 1, 2005, the Company amalgamated with its wholly owned subsidiaries, Gentry Resources (Saskatchewan) Ltd. and Gentry Income Funds Inc.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gentry Resources (West Africa) Inc., which is inactive and has no production operations.

b)

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.

c)

Investments

 The Company records its investment in Stratic Energy Corporation (“Stratic”), a corporation which was formerly related by virtue of common directors and officers, and its other investment using the cost method of accounting whereby the investments are initially recorded at cost.  Earnings are recognized only to the extent received or receivable.

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

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

The Company tests impairment against undiscounted future net revenues from proved reserves using expected future product prices and costs. Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances. Fair value is determined using expected future product prices and costs, and amounts are discounted using a risk-free interest rate.

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

g)

Asset retirement obligations

The estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired.  Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the Company’s credit-adjusted risk-free interest rate.  The obligation is reviewed regularly by Company management based upon current regulations, costs, technologies and industry standards.  The discounted obligation is initially capitalized as part of the carrying amount of the related oil and natural gas properties and a corresponding liability is recognized.  The increase in oil and natural gas properties is depleted and depreciated on the same basis as the remainder of the oil and natural gas properties.  The liability is accreted against income until it is settled or the property is sold and is included as a component of depletion, depreciation and accretion expense.  Actual restoration expenditures are charged to the accumulated obligation as incurred.

h)

Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program.  Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers.  Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations.  This reduction to share capital and increase in future tax liability is recognized when the expenditures are renounced.

i)

Stock-based compensation

The Company has a stock option plan as described in Note 7(a).

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

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

j)

Net income per share

Diluted net income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of in-the-money stock options plus the unamortized portion of stock-based compensation are used by the Company to repurchase Company shares at the weighted average market price during the year.

k)

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

l)

Foreign currency translation

The Company follows the temporal method when translating foreign currency transactions and the financial statements of its integrated subsidiary.

Under this method, foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items.  Revenues and expenses, except depletion, depreciation and accretion, are translated at average exchange rates for the year.  Depletion, depreciation and accretion are translated at the same rate as the related assets.  Exchange gains or losses on translation of current and non-current monetary items are included in the determination of net income.

m)

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

n)

Measurement uncertainty

The amounts recorded for depletion, depreciation and accretion, asset retirement obligations and the ceiling test are based on estimated proved reserves, production rates, future petroleum and natural gas prices and future costs.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

The amounts used to estimate fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

3.

Property and equipment

	2006	2005
Petroleum and natural gas properties including exploration and development thereon	$149,592,699	$128,195,327
Production equipment and facilities	54,190,215	37,851,471
Other	973,488	907,947
	204,756,402	166,954,745
Accumulated depletion and depreciation	77,330,851	52,053,550
	$127,425,551	$114,901,195

During the year, the Company capitalized $1,468,683 (2005 - $1,489,120) in general and administrative expenses.  No interest has been capitalized.

Costs of unproved petroleum and natural gas properties amounting to $22,054,459 (2005 - $20,584,330) have been excluded from the depletion calculation.

The Company prepared a ceiling test calculation at December 31, 2006 to assess the recoverability of its petroleum and natural gas properties.  The ceiling test was based upon a valuation of the petroleum and natural gas properties prepared by an independent engineering firm based upon future oil and gas benchmark prices and adjusted for commodity price differentials specific to the Company.  The following table summarizes the benchmark references prices used in the ceiling test calculation:

	WTI Oil ($US/bbl)	Edmonton Light Sweet 40° API ($Cdn/bbl)	AECO Natural Gas Spot Price ($Cdn/mmbtu)
2007	65.73	74.10	7.72
2008	38.82	77.62	8.59
2009	62.42	70.25	7.74
2010	58.37	65.56	7.55
2011	55.20	61.90	7.72
2012	56.31	63.15	7.85
2013	57.43	34.42	7.99
2014	58.58	65.72	8.12
2015	59.75	67.04	8.26
2016	60.95	68.39	8.40
2017	62.17	69.76	8.54

Prices increase at a rate of 2.00% thereafter.

4.

Bank debt

The Company has an uncommitted demand revolving credit facility to a maximum of $50,000,000.  The facility is available to the Company by way of prime rate based loans, banker’s acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $100,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  Under the terms of the agreement, the Company is required to meet certain financial and other reporting requirements and may not breach certain financial tests without prior consent of the bank.

The credit facility is subject to review on a semi-annual basis.  The next review will be undertaken on or before May 31, 2007.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

5.

Asset retirement obligations

The following table summarizes changes in the asset retirement obligations for the years ended December 31, 2006 and 2005:

	2006	2005
Asset retirement obligations, beginning of year	$3,473,144	$2,671,657
Liabilities incurred	1,684,394	745,691
Liabilities settled	(126,137)	(160,441)
Liabilities acquired	-	69,369
Liabilities disposed	(131,438)	-
Accretion expense	204,337	146,868
Asset retirement obligations, end of year	$5,104,300	$3,473,144

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $9,809,550 (2005 - $6,921,310).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2005 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk-free rate of 6.00% (2005 – 5.25%).  As at December 31, 2006 no funds have been set aside to settle these obligations.

6.

Income taxes

a)

 Future Income Tax Liability

Significant components of the future income tax liability are as follows:

	2006	2005
Temporary differences related to property and equipment and asset retirement obligations	$12,728,414	$12,441,035
Share issuance and financing costs	(233,014)	(425,714)
Temporary differences related to investments	(102,118)	(118,305)
	$12,393,282	$11,897,016

b)

Income Taxes Expense

Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rate of  35.00% (2005 - 39.10%) to income before income taxes.  The difference results from the following:

	2006	2005
Expected Tax provision	$1,250,260	$6,073,572
Increases (decreases) resulting from:
Resource allowance	(1,052,048)	(2,507,882)
Non-deductible crown payments, net of Alberta Royalty Tax Credit	827,086	1,558,483
Change in tax rates	(1,057,731)	(422,640)
Large corporation and capital taxes	284,452	324,687
Non-deductible stock-based compensation	604,756	217,736
Other	(41,814)	87,039
	$814,961	$5,330,995

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

7.

Share capital

Authorized
   Unlimited number of voting common shares
  Unlimited number of non-voting preferred shares

Issued

Common shares:	2006		2005
	Number	Stated Value	Number	Stated Value
Balance, beginning of year	38,830,799	$42,906,253	38,471,234	$42,474,623
Stock options exercised for cash (Note 7[a])	551,102	855,598	546,167	452,058
Fair value of options excercised	-	216,008	-	51,717
Issued under employee share purchase plan (Note 7[b])	41,529	216,198	36,298	174,025
Normal Course Issuer Bids (Note 7[c])	(612,300)	(678,697)	(222,900)	(246,170)
Balance, end of year	38,811,130	$43,515,360	38,830,799	$42,906,253

a)

Stock Option Plan

Under the Company’s stock option plan, the Company may grant options to its directors, officers, employees, and consultants.  The maximum number of shares which may be reserved for issuance under the plan is 5,000,000 common shares.  The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares.  The plan also provides that the price at which options may be granted cannot be less than the market price of the common shares at the time the option is granted.  Options granted under the plan will have a term not exceeding ten years.  The vesting period is set by the Board of Directors at the time the options are granted.

A summary of the status of the Company's stock option plan, as of December 31, 2006 and 2005 and changes during the years then ending are as follows:

	2006		2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,604,667	$1.76	2,995,000	$1.49
Granted	1,240,000	5.60	217,500	3.28
Exercised	(551,102)	1.55	(546,167)	0.84
Cancelled	(66,665)	3.27	(61,666)	2.25
Outstanding, end of year	3,226,900	$3.24	2,604,667	$1.76

Options exercisable at year-end	2,001,896	$2.33	1,805,226	$1.39

The following table summarizes the stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$0.45	217,500	$0.45	3.1	217,500	$0.45
$0.77	275,000	0.77	4.2	275,000	0.77
$1.18 to $1.53	499,400	1.36	1.2	499,400	1.36
$2.30 to $2.75	865,000	2.31	2.7	576,664	2.31
$3.98 to $4.90	330,000	4.57	4.2	86,666	4.14
$5.24 to $5.74	1,040,000	5.73	4.3	346,666	5.73
Total	3,226,900	$3.24	3.3	2,001,896	2.33

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

b)

Employee Share Purchase Plan

The Company maintains an employee share purchase plan (the “Plan”), whereby the Company is authorized to match employees’ purchases under the Plan from a minimum of two percent to a maximum of five percent of the employees’ regular gross earnings, through the issuance of common shares of the Company, for all full-time employees.  Compensation expense is recognized when shares are issued under the Plan and an equal amount is recorded as share capital.  Shares are issued from Treasury to employees at the weighted average market price for the month immediately preceding the date of purchase of the Company’s shares.  The maximum number of common shares which can be issued under the plan is 500,000, of which 222,698 have been issued to December 31, 2006.  Compensation costs of $108,098 (2005 - $87,012) have been expensed as part of stock-based compensation.

c)

Normal Course Issuer Bid

Pursuant to Normal Course Issuer Bids, the Company acquired 612,300 (2005 – 222,900) common shares at an average price of $5.22 (2005 - $5.21) per share.  The excess of cost of reacquisition over stated value of $2,516,691 (2005 - $916,929) has been charged against retained earnings.  At December 31, 2006, a maximum of 3,316,500 common shares may be acquired by the Company until October 1, 2007 under the present Normal Course Issuer Bid.

d)

Stock-based Compensation Expense

The fair value of stock options granted during 2006 was estimated on the dates of grant using the Black-Scholes option-pricing method with the following assumptions:

Risk free interest rate of 3.79 to 4.26% (2005 - 3.12 to 3.48%)

Expected life of options of 3.5 to 4.5 years (2005 - 3.5 to 4.5 years)

Expected volatility of 81.24 to 87.52% (2005 - 67.47 to 70.69%)

Expected dividend rate of 0% (2005 - 0%)

Weighted average fair value per option granted of $3.54 (2005 - $2.25)

Compensation costs of $1,727,873 (2005 - $556,870) have been expensed resulting in the recognition of $1,727,873 (2005 - $556,870) of contributed surplus during 2006.

8.

Net income per share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 38,652,164 (2005 – 38,755,860).

A reconciliation of the denominators for the per share calculations is outlined below:

	2006	2005
Basic weighted average shares	38,652,164	38,755,860
Effect of dilutive stock options	1,127,898	1,789,440
Dilutive weighted average shares	39,780,062	40,545,300

The calculation of diluted net income per share does not include 1,165,000 (2005 – Nil) stock options, as the inclusion of these options would have been anti-dilutive.

There is no change in the numerator in the calculation of diluted net income per share for either year.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

9.

Financial instruments

a)

Fair Values

The fair values of the Company’s accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.  The fair value of investments at December 31, 2006 is $13,895,591 (2005 - $8,503,467).

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

10.

Commitments

The Company has obligations under operating leases for office space and transportation obligations as follows:

2007	$213,439
2008	170,648
2009	69,496
2010	69,496
2011	11,583

11.

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

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

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

Depletion under U.S. GAAP is calculated by reference to proved reserves estimated using constant prices and costs.  Depletion under Canadian GAAP is calculated by reference to proved reserves estimated using future prices and costs.

In computing consolidated net income for U.S. GAAP purposes, the Company recorded additional depletion in prior years as a result of the application of the ceiling test.  These charges were not required under the Canadian GAAP ceiling test.  As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.  No ceiling test write-down is required under Canadian GAAP or U.S. GAAP as at December 31, 2006 and 2005.

b)

Income Taxes

Canadian GAAP previously required the Company to record potential future taxes using the deferral method.  However, the Canadian Institute of Chartered Accountants’ (CICA) accounting standard is now similar to U.S. GAAP.

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

c)

Flow-through Shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue.  The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability (“the Premium”).  Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital.  The Premium recorded as a current liability under U.S. GAAP for 2006 is $Nil (2005 - $Nil).

When the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced by and a future tax liability be recorded for the estimated future income taxes payable as a result of the renouncement. Under U.S. GAAP, when expenditures are incurred the future tax liability is recorded through a charge to income tax expense less the reversal of the Premium previously reported.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

d)

Investments

Under U.S. GAAP, the Company must classify investments in equity securities that have readily determinable fair values as either available for sale or held for trading.  The Company’s investments are classified as available for sale as they were not acquired and are not held principally for the purposes of selling them in the near term.  These available for sale investments are revalued at the end of each period based on their fair values and any unrealized gain or loss is recorded, net of tax effects, as a component of other comprehensive income in the period.

Additionally, U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources.  Canadian GAAP does not require similar disclosure.  Comprehensive income for U.S. purposes arose on valuing the Company’s investments at their fair market value.

e)

Variable Interest Entities

The CICA issued a standard effective for all periods beginning on or after November 1, 2004.  This standard requires variable interest entities to be consolidated by their primary beneficiary which is similar to the U.S. Financial Accounting Standards Board’s (FASB) Interpretation No. 46 “Consolidation of Variable Interest Entities.”

At December 31, 2006, the Company did not have any interests in variable interest entities.

f)

Share-based Payments

Under Canadian GAAP, compensation costs have been recognized in the consolidated financial statements based on the fair value of stock options granted to employees, officers and directors which follows similar recommendations under FASB Statement of Financial Accounting Standards (FAS) 123(R).  Under FAS 123(R), entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments.  Compensation costs are required to be recognized over the requisite service period.  Forfeitures must be estimated.

For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date.  Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation costs over the vesting period.  Compensation costs are not recognized for equity instruments for which employees do not render the requisite service.

The Company elected to apply the modified prospective application in adopting FAS 123(R) on January 1, 2006.  Under the modified prospective application, FAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after January 1, 2006.  The adoption of FAS 123(R) did not result in restatement of prior periods.

g)

Consolidated Statement of Cash Flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

h)

Consolidated Statement of Income

The Company presents the gross amount of petroleum and natural gas sales and the gross amount of royalty expenses.  Under U.S. GAAP, these items are combined and presented on a net basis.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

i)

Recent Accounting Pronouncements

i)

Accounting Changes and Error Corrections

Effective January 1, 2006 the Company adopted, for U.S. GAAP purposes, FAS 154 “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20 and FAS 3”.  FAS 154 requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to do so.  Previously, Opinion 20 required that voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change.  This standard did not have an impact on the consolidated financial statements.

ii)

Uncertain Tax Positions

As of January 1, 2007, the Company will be required to adopt, for U.S. GAAP purposes, FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements and requires certain disclosures of uncertain tax matters.  The Company is currently assessing the impact of this interpretation.

iii)

Fair Value Measurements

As of January 1, 2008, the Company is required to adopt, for U.S. GAAP purposes, FAS 157 “Fair Value Measurements”.  FAS 157 defines fair value, establishes a framework in measuring fair value and provides disclosure guidance.  This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various U.S. standards.  The Company is currently assessing the impact of this standard.

iv)

Financial Instruments

On January 1, 2007, the Company is required to adopt, for Canadian GAAP purposes, CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.  This Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains and losses are to be presented.  The Company is assessing the impact of this new standard on its consolidated financial statements.

v)

Hedges

On January 1, 2007, the Company is required to adopt, for Canadian GAAP purposes, CICA Handbook Section 3865, “Hedges”.  This Section provides guidance on how to designate qualifying transactions as hedges for accounting purposes by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company is assessing the impact of this new standard on its consolidated financial statements.

vi)

Comprehensive Income

On January 1, 2007, the Company is required to adopt, for Canadian GAAP purposes, CICA Handbook Section 1530, “Comprehensive Income”.  This Section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income (similar to U.S. standards).  The Company is assessing the impact of this new standard on its consolidated financial statements.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

j)

Summary of Significant Differences Between U.S. GAAP and Canadian GAAP

i)

Reconciliation of Consolidated Net Income Under Canadian GAAP to U.S. GAAP

	2006	2005
Net income under Canadian GAAP	$2,757,210	$10,202,438
U.S. GAAP adjustments
Depletion, depreciation & accretion	266,454	286,161
Future tax expense on flow-through share renouncements	-	(73,024)
Future income taxes	(133,247)	(529,616)
Net income under U.S. GAAP	$2,890,417	$9,885,959

Net income per share
Basic	$0.07	$0.26
Diluted	$0.07	$0.24

ii)

Statements of Comprehensive Income

	2006	2005
Net income under U.S. GAAP	$2,890,417	$9,885,959
Unrealized gain (loss) on investments, net of tax effect of $(690,146) (2005 - $36,333)	4,599,853	(172,359)
Comprehensive income	$7,490,270	$9,713,600

iii)

Condensed Consolidated Balance Sheets

	2006		2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets	$12,590,893	$12,590,893	$15,458,139	$15,458,139
Investments	1,809,583	13,895,591	1,707,458	8,503,467
Property and equipment	127,425,551	126,253,266	114,901,195	113,462,456
	$141,826,027	$152,739,750	$132,066,792	$137,424,062

Current liabilities	$59,902,890	$59,902,890	$54,632,568	$54,632,568
Asset retirement obligations	5,104,300	5,104,300	3,473,144	3,473,144
Future income taxes	12,393,282	13,950,922	11,897,016	12,631,263
	77,400,472	78,985,112	70,002,728	70,736,975

Share capital	43,515,360	45,394,825	42,906,253	44,785,718
Contributed surplus	2,335,783	2,335,783	823,918	823,918
Retained earnings	18,574,412	15,838,353	18,333,893	15,464,627
Accumulated other comprehensive income	-	10,212,677	-	5,612,824
	64,425,555	73,781,638	62,064,604	66,687,087
	$141,826,027	$152,739,750	$132,066,792	$137,424,062

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

iv)

Non-cash working capital under U.S. GAAP

	2006	2005
Cash provided by (used for)
Accounts receivable	$ 2,826,962	$ (2,010,806)
Prepaid expenses	45,600	669,027
Accounts payable and accrued liabilities	(1,321,132)	3,549,166
Income taxes	(8,546)	253,339
Changes in non-cash working capital	$ 1,542,884	$ 2,460,726

9

Exhibit 3

The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of the Company.

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

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as funds flow from operations and operating netbacks.  These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (GAAP), and accordingly are referred to as non-GAAP measures.  Gentry calculates funds flow from operations as cash provided by operating activities prior to changes in working capital, and operating netbacks as production revenue less royalties and production expenses.  These terms are used by the Company to assess operating results between years and between peer companies.  Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies.  These terms should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain figures in the comparative financial statements and MD&A have been reclassified to conform with the current year’s presentation.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.  For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity prices, reserve estimates, reservoir performance, environmental concerns, industry competition, and the ability to access sufficient capital from internal and external sources.

Additional information relating to the Company, including the Company’s Annual Information Form, can be found at www.sedar.com.

This MD&A has been prepared as of March 20, 2007.

Selected Annual Information

($thousands, except per share amounts)
	2006	2005	2004
Production revenue	69,832	64,665	31,717
Funds flow from operations	30,445	35,032	13,274
per share - basic	0.79	0.90	0.42
per share - diluted	0.77	0.86	0.40
Net income	2,757	10,202	3,402
per share - basic	0.07	0.26	0.11
per share - diluted	0.07	0.25	0.10
Total assets	141,826	132,067	95,514
Long-term financial liabilities	17,498	15,370	9,772

Production and Pricing

The majority of Gentry’s operations in 2006 were focused in Alberta.  Activities were primarily directed in the Greater Princess area (Princess) of southern Alberta where the Company was able to pursue both medium gravity crude as well as natural gas production.  Sedalia, another core area in southeastern Alberta, provided additional growth in gas production.

As a result of the growth in Alberta, the Company’s production in Saskatchewan, which contributed 12% of volumes in 2005, accounted for only 9% in 2006.  Generally speaking, the Company’s non-operated, long-life unitized interests in Saskatchewan are steady producers which have the focused attention of the operators managing their performance.

As the Company moves through 2007, gains in gas production are slated to come from Princess and Sedalia, while the driving force behind increased oil production will be Princess.

Oil & liquids	Revenue ($ thousands)	Volume (bbls/d)	Price ($/bbl)
2006	29,532	1,398	57.86
2005	25,589	1,330	52.71
2004	13,525	862	42.88

Natural Gas	Revenue ($ thousands)	Volume (mcf/d)	Price ($/mcf)
2006	40,301	16,658	6.63
2005	39,076	11,699	9.15
2004	18,192	7,555	6.58

Boe	Revenue ($ thousands)	Volume (boe/d)	Price ($/boe)
2006	69,832	4,175	45.83
2005	64,665	3,280	54.01
2004	31,717	2,121	40.86

Gross production revenue increased 8% in 2006 to $69.83 million from $64.67 million a year ago.  The change in revenue was attributable to an additional $17.87 million from increased sales volumes, partially offset by a loss of $12.71 million from reduced commodity prices.

Gentry’s natural gas sales rose 42% to 16,658 mcf/d from 11,699 mcf/d in 2005.  This increase contributed $16.56 million to the change in revenue, while the 5% increase in crude oil and liquid sales to 1,398 bbls/d increased revenue by $1.31 million.

The change in gas pricing to $6.63/mcf from $9.15/mcf had the opposite effect on revenue, reducing it by $15.34 million.  This was only partially offset by the additional $2.63 million realized from the increase in oil and liquids pricing to $57.86/bbl from $52.71/bbl a year ago.

Gentry has not entered into any forward contracts for the sale of commodities since 2001 and none are in place for 2007.

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), increased to $17.13 million from $11.87 million in 2005.  Royalties were 24.5% of production on an oil, gas and boe basis in 2006. In 2005, royalties were 18.4% on a boe basis.  Increased royalties and mineral taxes on certain lands in Princess are the primary reasons for the overall increase in royalties.  While royalty rates fluctuate depending on lease terms, royalty holidays, capital cost allowances, and custom processing deductions, Gentry anticipates the royalty rates to decrease marginally in 2007.

($thousands)	2006	2005	2004
Crown royalties	7,221	6,295	3,690
Freehold royalties	7,095	4,015	2,129
Overriding royalties	3,187	2,061	886
Gross royalties	17,503	12,371	6,705
ARTC	(370)	(500)	(440)
Net royalties	17,133	11,871	6,265
As a % of revenue	24.5%	18.4%	19.8%

Production Expenses

Production expenses increased to $15.91 million from $11.89 million in 2005.  On a barrel of equivalent basis, costs increased 5% to $10.44/boe from $9.93/boe in 2005.  The high level of industry activity and tight oilfield services markets resulted in a general increase in field operating costs.  Also contributing to the rise in expenses were increased gas gathering and processing fees at third party facilities, and a significant workover program at the Company’s non-operated Provost property.  These factors offset the savings realized from the electrification of certain facilities at Princess and the ownership of fluid handling batteries, also in the Princess area.

General and Administrative Expenses

Gentry’s general and administrative expenses remained relatively flat at $3.81 million in 2006, when compared to the $3.76 million in 2005.  Staffing and compensation costs made up almost half of the 2006 expenses versus 43% in 2005.  As expected, on a barrel of oil equivalent basis, general and administrative expenses decreased, falling 20% to $2.50/boe from $3.14/boe in 2005.  Looking forward to 2007, moderate increases to gross administrative costs are expected, however, as production increases, it is anticipated that per unit costs will decline.

($thousands)	2006	2005	2004
Gross Expenses	5,767	5,616	4,715
Recoveries	(490)	(372)	(376)
Capitalized	(1,469)	(1,489)	(1,165)
Net Expenses	3,808	3,755	3,174
Net Expenses ($/boe)	2.50	3.14	4.09

Stock Based Compensation

In 2006, Gentry’s stock based compensation expense was $1.84 million versus $644 thousand a year ago.  In the most recent year, $1.73 million related to the value of vested stock options while the remaining $108 thousand was the value of Gentry’s portion of the shares issued under the Company’s Employee Share Ownership Plan (ESOP).  This compares to the prior year figures of $557 thousand from stock options and $87 thousand from the ESOP.  A greater number of higher valued options vesting in 2006 resulted in the higher charge.

Interest Expense

Gentry’s interest expense increased to $2.09 million in 2006 from $1.43 million in 2005.  The primary reason for the higher cost was the increase in interest rates to an average of 5.8% in 2006 from 4.4% in 2005.  In addition, whereas Gentry began and ended 2005 with $17.22 million and $34.15 million in bank debt respectively, it ended 2006 with $40.75 million in bank debt as the Company had a higher utilization factor on its line of credit to fund its capital expenditure programs.

Depletion, Depreciation and Accretion

These charges for 2006 were $25.48 million compared with $19.55 million in the previous year.  This trend is expected to continue as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $16.72/boe versus $16.33/boe in 2005.

Included in the above amounts is accretion expense, which is the amortization of the Company’s asset retirement obligations.  For 2006, this expense amounted to $204 thousand, or $0.13/boe, compared to $147 thousand, or $0.12/boe, a year ago.

The Company’s depletion rate increased to 18.52% in 2006 from 16.59% in 2005 and is based on the ratio of annual production to proved reserves estimates.  While production increased 27%, reserves used for the depletion calculation increased 14%, which accounted for the higher rate.

Income Taxes

Gentry was liable for $319 thousand in current taxes in 2006, which was a 40% decrease from the $535 thousand recorded in 2005.  The biggest reason for the decrease was the elimination of the Large Corporations Tax in 2006.  On a unit of production basis, current taxes were $0.21/boe versus $0.45/boe a year ago.

Future taxes decreased substantially to $496 thousand in 2006 from $4.80 million in 2005.  On a unit of production basis, they equated to $0.33/boe in 2006 versus $4.00/boe in 2005. Future taxes were lower than anticipated due to a decline in the statutory tax rates and the greater increase in depletion charges as compared with the utilization of tax pools.

At the end of 2006, Gentry had approximately $82.14 million of accumulated tax pools available for deduction against income in future years.

($thousands)	Available balance	Maximum Annual deduction (%)
Canadian oil and gas property expense	$25,701	10
Canadian development expense	16,576	30
Canadian exploration expense	6,908	100
Foreign exploration and development expense	193	10
Undepreciated capital cost	31,956	20-100
Cumulative eligible capital	55	7
Financing costs	752	20
Total	$82,141

Funds Flow and Net Income

In 2006, funds flow from operations was $30.44 million versus $35.03 million in 2005.  The increase in gross production revenue was more than offset by the increased royalties and production expenses, resulting in the lower figure.

Net income fell to $2.76 million from $10.20 million in 2005.  In assessing the change, reduced funds flow of $4.59 million, coupled with an additional $5.93 million in depletion, depreciation, and accretion charges and $1.19 million in stock-based compensation expenses, were more than enough to offset the $4.30 million reduction in future taxes.

On a per share basis, funds flow was $0.79 per share ($0.77 diluted) in 2006 compared to $0.90 ($0.86 diluted) in 2005.  Net income was $0.07 per share ($0.07 diluted) versus $0.26 per share ($0.25 diluted) a year ago.

Operating Netbacks

($/boe)	2006	2005	2004
Selling price	45.83	54.01	40.86
Royalties (net of ARTC)	(11.24)	(9.91)	(8.07)
Production expenses	(10.44)	(9.93)	(9.37)
Operating netbacks	24.15	34.17	23.42

Capital Expenditures

Excluding acquisitions and divestitures, capital expenditures decreased 7% to $42.85 million from $46.25 million in 2005.  In 2006, the Company drilled or participated in 51 wells (48.0 net) with a success rate of 90% (91% net), compared to 88 gross wells (57.9 net) and a success rate of 94% (92% net) in 2005.  The Company expended additional funds on facilities, equipping and tie-ins, primarily at Princess, which, going forward, should mean greater production and operational efficiencies.

On a net basis, capital expenditures were $36.25 million in 2006 versus $53.85 million a year ago.  In the fourth quarter of 2006, the Company disposed of approximately 98 boe/d of non-operated production for gross proceeds of $7.21 million.  This was in contrast to the 2005 net acquisition figures when the Company acquired approximately 195 boe/d of production for gross proceeds of $8.08 million.

($thousands)	2006	2005	2004
Drilling and completions	18,131	26,050	11,773
Facilities and equipping	17,414	13,171	6,403
Land and seismic	5,767	5,509	7,360
Capitalized expenses	1,469	1,489	1,165
Other	65	28	129
Gross expenditures	42,846	46,247	26,830
Acquisitions, net	(6,597)	7,607	16,571
Net expenditures	36,249	53,854	43,401

Net Asset Value

At December 31, 2006, the Company’s net asset value, based on a 10% discount factor, equated to $5.03 per share compared with $6.20 per share in 2005.  While the value of undeveloped land and seismic increased by 62%, it could not compensate for the reduction in value of the year end reserves.  The following is a summary of the Net Asset Value calculation, discounted at 10%:

($thousands, except per share amounts)	2006	2005	2004
Reserves	170,463	235,376	129,322
Undeveloped land and seismic[1]	58,286	35,945	37,101
Investments[2]	13,896	8,488	8,698
Net debt	(47,312)	(39,174)	(19,729)
Net Asset Value	195,333	240,635	155,392

Common shares outstanding	38,811	38,831	38,471

Net asset value per common share	5.03	6.20	4.04

(1)

internal estimate

(2)

market value as at December 31

Liquidity and Capital Resources

As was the case in 2005, Gentry did not access the equity markets in 2006 as its capital programs were financed from funds flow and its credit facility.

Gentry began the year with 38,830,799 common shares issued and outstanding.  During 2006, the Company issued 551,102 shares on the exercise of incentive stock options ($1.55 per share); 41,529 shares pursuant to the Company’s employee share purchase plan ($5.21 per share); and 612,300 shares were repurchased and cancelled pursuant to the Company’s Normal Course Issuer Bid

($5.22 per share).  As a result of these changes, Gentry ended the year with 38,811,130 common shares issued and outstanding.  As of the date of this MD&A, 38,849,110 common shares were outstanding and a further 3,129,167 shares were reserved for issuance pursuant to the exercise of outstanding incentive stock options (at an average price of $3.30 per share).

Gentry’s year-end net debt was $47.31 million compared with $39.17 million at the end of 2005.  Gentry’s credit limit stands at $50 million and is reviewed semi-annually.  The limit is currently being reviewed based upon the Company’s December 31, 2006 Reserves Report.

Gentry owns 10.68 million common shares of Stratic Energy Corporation, a junior international exploration company.  Gentry monitors its investments on a regular basis and as at December 31, 2006, the market value of its Stratic holdings was $13.89 million.

Contractual Obligations

In the normal course of business, Gentry has entered into the following contractual obligations and commitments:

($thousands)	2007	2008	2009	2010	2011	Total
Office lease	174	159	-	-	-	333
Firm service transportation	40	12	69	69	12	202
	214	171	69	69	12	535

Fourth Quarter Results

Gentry’s financial and operating highlights from the fourth quarter of 2006, as compared with the fourth quarter of 2005, are summarized below:

Three months ended December 31	2006	2005	% change
Financial ($thousands)
Production revenue	17,924	22,165	(19)
Royalties, net of ARTC	5,380	3,948	36
Production expenses	5,552	3,474	60
General & administrative	1,413	1,537	(8)
Interest	607	379	60
Current taxes	63	102	(38)
Asset retirement expenditures	34	74	(54)
Funds flow from operations	4,875	12,652	(61)
Depletion, depreciation and accretion	6,659	8,716	(24)
Future taxes (recovery)	(1,487)	1,170	(227)
Stock-based compensation	668	103	550
Net income (loss)	(931)	2,737	(134)
Capital expenditures, net	3,603	19,743	(82)
Production
Oil & Liquids (bbls/d)	1,447	1,486	(3)
Gas (mcf/d)	17,331	14,189	22
Barrels of oil equivalent	4,335	3,851	13
Pricing
Oil & Liquids ($/bbl)	50.59	52.27	(3)
Natural gas ($/mcf)	7.02	11.50	(39)
Barrel of oil equivalent ($/boe)	44.94	62.56	(28)

In spite of the increased production volumes in the fourth quarter of 2006, production revenue was down due to the lower commodity pricing environment.  Royalties increased as a result of higher rates and the recording of adjustments to prior quarter’s calculation and accruals.  A portion of the rise in production expenses was attributable to the increased production, but increased costs associated with third party facilities was also a contributing factor as was a general increase due to the tight oilfield services market.  Based largely on the above reasons, funds flow from operations was down 61% over the comparative fourth quarter.

Depletion, depreciation and accretion decreased 24% in the fourth quarter of 2006.  The relatively larger additions to proved reserves in the fourth quarter helped reduce the depletion rate, resulting in the lower figure.  Stock-based compensation increased as the result of certain stock options becoming vested in the most recent quarter, while future income taxes fell significantly due to the reduced profitability of the Company as measured against the comparative quarter.

Deducting the depletion and stock-based compensation expenses from funds flow, and adding back the asset retirement expenditures and future income tax recovery, gives a net loss of $931 thousand in the fourth quarter of 2006.  The largest contributing factor to this loss is the reduced funds flow from operations.

Net capital expenditures decreased significantly to $3.60 million from $19.74 million a year ago, as the Company disposed of 98 boe/d for gross proceeds of $7.21 million.  Gentry also scaled back its capital programs in the most recent quarter as drilling and completions were $4.58 million versus $11.92 million the comparative quarter.  The Company participated in the drilling of seven wells (6.5 net) in the fourth quarter of 2006 versus 29 wells (19.6 net) in the fourth quarter of 2005.  Expenditures on facilities and equipping remained relatively flat at $5.34 million, with the bulk of that dedicated to pipelines, tie-ins and facilities at Princess.

Selected Quarterly Information

	2006				2005
Three months ended	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Production
bbls/d	1,447	1,538	1,289	1,317	1,486	1,291	1,295	1,246
mcf/d	17,331	14,388	18,139	16,792	14,189	11,177	10,512	10,889
boe/d	4,335	3,936	4,312	4,116	3,851	3,154	3,047	3,061
Financial
Production revenue	17,924	16,147	18,105	17,656	22,165	17,685	12,832	11,984
Funds flow from operations	4,875	7,085	9,481	9,004	12,652	10,071	6,563	5,746
per share - basic	0.13	0.18	0.25	0.23	0.33	0.26	0.17	0.15
per share - diluted	0.12	0.18	0.23	0.22	0.31	0.25	0.16	0.14
Net income (loss)	(931)	104	1,639	1,945	2,737	4,336	1,843	1,286
per share - basic	(0.02)	-	0.04	0.05	0.07	0.11	0.05	0.03
per share - diluted	(0.02)	-	0.04	0.05	0.07	0.11	0.05	0.03

Production increases are typically stronger in the first and fourth quarters as wells drilled in previous quarters are tied in or begin to produce to single well batteries.  The second quarter is typically characterized by wet weather and break-up conditions, making access to certain locations difficult.  This can restrict exploration programs, field operations, and basic product transportation.  Volumes in the third quarter of 2006 were directly impacted by downtime at three third party operating facilities which curtailed production at both Princess and Sedalia.

Generally speaking, production revenue and funds flow are largely a function of production volumes and commodity prices.  In 2005, Gentry’s average sales price rose from $43.50/boe in the first quarter to $62.56/boe in the fourth quarter, with the biggest jump coming in the third quarter.  In 2006, although both crude oil and gas prices were quite volatile, most of the change in production revenue was volume based, as Gentry’s average sales price of $45.83/boe did not vary by more than $2/boe in any one quarter.  Funds flow from operations was lower than expected in the fourth quarter of 2006 due to increased production expenses and additional royalties recorded in the period.

In the fourth quarter of 2005, net income dropped relative to prior quarters due to increased depletion charges and higher future income taxes.  The depletion charges increased as a result of a larger capital asset base and a higher depletion rate, while future income taxes went up as the Company utilized a greater proportion of its tax pools to reduce its taxable income and current taxes.  In the fourth quarter of 2006, the net loss was largely attributable to the reduced funds flow from operations.

2007 Outlook

Gentry’s Board of Directors has approved a revised 2007 capital budget of $45 million, approximately 60% of which is slated for drilling and completions.  The remaining 40% will be spent on land, seismic, and facilities, including new construction and enhancements to existing infrastructure.  This budget will be funded from funds flow and the existing line of credit.

Critical Accounting Estimates

Gentry is required to make certain assumptions and estimates in the application of GAAP that may have a significant impact on the financial results of the Company.  The following is a discussion of the estimates that are critical to Gentry’s consolidated financial statements.

Oil and Natural Gas Reserves and Full Cost Accounting

Gentry follows the full cost method of accounting for its oil and gas properties and equipment as prescribed by the Canadian Institute of Chartered Accountants (CICA).  Accordingly, all costs associated with the acquisition, exploration and development of oil and natural gas reserves are capitalized and then depleted using the unit-of-production method based on estimated proved reserves.  A ceiling test ensures the carrying value of a long-life asset can be recovered from its undiscounted future cash flows.

Reserve estimates can have a significant impact on net income and the carrying value of property and equipment as they are the key component in the calculation of depletion, depreciation and accretion as well as the ceiling test.  Revisions to reserve estimates could result in a higher or lower depletion, depreciation and accretion expense being charged to net income while downward revisions to reserve estimates could result in a write down of property and equipment based on the ceiling test.

100% of Gentry’s reserves are evaluated by the independent engineering firm of Sproule Associates Limited.  This evaluation requires significant estimates to be made on various engineering data as well as future production rates, capital expenditures and commodity prices, all of which are subject to a number of uncertainties and various interpretations.  The Company expects that over time its estimates of reserves will be revised, either upwards or downwards, based on future drilling, testing, production rates and commodity forecasts.

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

Retirement obligations can have a material impact on the consolidated balance sheets and consolidated statements of income of the Company.  Revisions to any or all of the aforementioned factors and estimates used in calculating the obligation may result in changes to the carrying value of property and equipment and the related liability, as well as the depletion, depreciation and accretion expense charged to net income.  The Company expects that over time its estimate of its asset retirement obligations will be revised, either upwards or downwards, based on future regulations, costs, technologies, industry standards, timing of abandonment, and interest and inflation rates.

Stock-based Compensation

Gentry follows the fair value method of accounting for its stock-based compensation arrangements relating to stock options grants.  The Company recognizes a compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option-pricing method and amortizes the expense over the vesting period of the options.  The Black-Scholes method requires estimates for the volatility of the Company’s stock, a risk-free interest rate, an expected dividend rate, and the expected life of the options.  Changes in these estimates will change the fair value of the option and affect the compensation expense recorded in the consolidated financial statements.

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

Financial Instruments – Recognition and Measurement

The CICA introduced handbook section 3855 – “Financial Instruments – Recognition and Measurement” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted).  The standard will require Gentry to classify its financial instruments as: held for trading, held to maturity, loans and receivables, or available for sale.  Gentry’s investments will be classified as available for sale and measured at fair value with gains and losses recognized in Comprehensive Income (see new standard below) until the asset is derecognized or becomes impaired.  The Company will adopt this standard for its first quarterly reporting period beginning January 1, 2007.

Comprehensive Income

The CICA introduced handbook section 1530 – “Comprehensive Income” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted).  The standard will require Gentry to recognize gains and losses arising from the fluctuation of the share price of its investments and include these gains and losses as a separate component in the Income Statement with the accumulated gains and losses shown as a separate component of Shareholders Equity. At December 31, 2006, Gentry followed the cost method of accounting for its investments whereby no gains or losses on investments were recognized unless there had been a permanent decline in value.  The impact of this new standard to the Company will be dependent on the changes in market value of Gentry’s investments.  The Company will adopt this standard for its first quarterly reporting period beginning January 1, 2007.

Hedging

The CICA issued handbook section 3865 - “Hedges” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted).  The new standard is optional, but must be applied if an entity chooses to use hedge accounting.  Hedges must be designated as either fair value hedges, cash flow hedges, or hedges of a net investment in a self-sustaining foreign operation.  For a fair value hedge, the gain or loss is recognized in net income in the period of change and the carrying amount of the hedged item is adjusted for the hedged risk.  For other hedges, the effective portion of the hedging item’s gain or loss is initially reported in Other Comprehensive Income and subsequently reclassified to net income when the hedged item affects net income.  As Gentry had no hedges in place in 2006 and none are in place for 2007, these policy changes currently have no effect on the Company.  Gentry has not yet determined if it will follow this optional standard.

Business Risks and Uncertainties

Gentry, like all companies in the oil and gas industry, operates in an environment subject to inherent risks. Gentry groups these risks into three main areas – operational, financial, and regulatory.

Operational Risks

Gentry’s operational activities are focused on the Western Canadian Sedimentary Basin, a competitive environment with a number of companies exploring for hydrocarbons.  The high level of activity has put pressure on the availability and pricing of supplies and materials as well as staff and field services.  Other operational risks include weather delays, mechanical or technical difficulties, and exploration risks associated with finding economically viable hydrocarbon reserves.  Gentry attempts to manage these risks by maintaining an inventory of certain critical equipment; conducting advance planning to manage its drilling programs in an efficient and cost effective manner; hiring experienced technical staff and personnel to conduct its exploration programs; and maintaining a broad base of interests in different areas of the Basin.

Gentry’s field operations are also subject to health, safety and environmental risks.  Gentry maintains a Health, Safety and Environmental Policy and an Emergency Response Plan which are updated bi-annually or as needed to comply with current legislation.  Both are designed to protect the health and safety of all concerned persons in addition to respecting any environmental regulations.  Gentry also maintains insurance covering property, drilling, pollution, and commercial general liability.

Financial Risks

Financial risks faced by the Company include fluctuations in commodity prices, US/Canadian foreign exchange rates, interest rates, the ability to access capital and/or debt markets, and credit risks associated with its joint venture partners and purchasers.  While Gentry does not hedge its production, foreign exchange rates or interest rates, it does attempt to mitigate overall financial risks by maintaining a debt to forward year’s cash flow ratio of no more than 1:1, having a flexible capital program, and managing its reliance on joint venture partners.

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

Disclosure Controls and Procedures

Gentry has designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure. Based on their evaluation, the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that Gentry’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them and that these controls and procedures were operating effectively as of December 31, 2006.  It should be noted that while the evaluation provides a reasonable level of assurance that the disclosure controls and procedures are effective, it does not guarantee that they will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Over Financial Reporting

In accordance with Multilateral Instrument 52-109, Gentry has, under the supervision of its CEO and CFO, designed a process of internal control over financial reporting. The process was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

Based on the CEO and the CFO’s review of the design of internal controls over financial reporting, a limitation in the control system has been identified. As a small organization, and similar to other small organizations, Gentry’s staff and management is composed of a small number of key individuals such that it is not economically feasible to achieve a complete segregation of duties. As a result of this weakness, there is only reasonable, not absolute, assurance that a material misstatement would not be prevented or detected.  Management and Audit Committee reviews are utilized to mitigate the risk of material misstatement in the financial reporting process.  Additional accounting staff will be added as the Company grows and this is expected to remediate this issue.

It should be noted that while the design of internal control over financial reporting provides a reasonable level of assurance that a material misstatement would be prevented, it does not guarantee that it will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

10

Exhibit 4

[LETTERHEAD OF COLLINS BARROW CALGARY LLP]

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Gentry Resources Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2006, of our audit report dated March 20, 2007, on the consolidated balance sheets of Gentry Resources Ltd. as at December 31, 2006 and 2005, and the consolidated statements of income and retained earnings and cash flows for the years then ended, to be filed with the United States Securities and Exchange Commission.

/s/ Collins Barrow Calgary LLP

Collins Barrow Calgary LLP

Chartered Accountants

Calgary, Alberta, Canada

April 17, 2007

Exhibit 5

[LETTERHEAD OF SPROULE ASSOCIATES LIMTED]

CONSENT OF SPROULE ASSOCIATES LIMITED

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of Gentry Resources Ltd. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Oil and Natural Gas Reserves” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report dated March 02, 2007 entitled “Evaluation of the P&NG Reserves Of Gentry Resources Ltd (As of December 31, 2006)” which the Company used, or directly quoted from, in preparing summaries concerning its oil and natural gas reserves, which appear in such Annual Report.

Sproule Associates Limited

/s/ R. Keith MacLeod, P. Eng.

Name:  R. Keith MacLeod, P. Eng.

April 17, 2007

CERTIFICATION      Exhibit 6.1

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

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date:  April 17, 2007

/s/ Hugh G. Ross

Hugh G. Ross, President and Chief Executive Officer

CERTIFICATION

Exhibit 6.2

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

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date:  April 17, 2007

/s/ Ketan Panchmatia

Ketan Panchmatia, Vice President, Finance and Chief Financial Officer

Exhibit 7.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Gentry Resources Ltd. for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  April 17, 2007

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Gentry Resources Ltd. for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  April 17, 2007

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